SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

APPRAISAL REPORT AP-00065/17-01

CETREL S.A.; DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A.

APPRAISAL REPORT:	AP-00065/17-01	VALUATION DATE:	December 31st, 2016

(Convenience Translation into English from the Original Previously Issued in Portuguese)

APPLICANT: ODEBRECHT UTILITIES S.A., hereinafter called ODEBRECHT UTILITIES.

Limited Liability Company with headquarters located at Rua Lemos Monteiro, no. 120, 14th floor, Butantã, in the City and State of São Paulo, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 17.382.530/0001-44.

OBJECT: CETREL S.A., hereinafter called CETREL.

Limited Liability Company with headquarters located at Vila Atlântica, Km 09, Industrial Area East, Petrochemical Center, City of Camaçari, State of Bahia, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 14.414.973/0001-81.

DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A., hereinafter called DAC.

Limited Liability Company, with headquarters at Rua Eteno, no. 1,561, Basic Complex, Petrochemical Center, City of Camaçari, State of Bahia, registered with the General Roster of Corporate Taxpayers (CNPJ) under no 01.944.031/0001-63.

PURPOSE: To determinate the net equity at market value of CETREL, for the purpose to comply with section b) of the line II of the article 256 of the Law no. 6,404/76 *("Brazilian Corporate Law")*.

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL LTDA., hereinafter called APSIS, was appointed by ODEBRECHT UTILITIES to compile the net equity at market value of CETREL (or the "Company"), pursuant to the request of BRASKEM S.A., potential purchaser of CETREL, for the purpose to comply with section c) of the line II of the article 256 of the Law no. 6,404/76 ("Brazilian Corporate Law").

Described below, the article 256 of the Law 6,404/76:

The acquisition, by a public company, of the control of a commercial company, will be subject to the deliberation of a general shareholders' meeting of the acquirer, especially convened to understand the operation, whenever:

- *I - The price of the purchase is a significant investment to the acquirer (article 247);*
- *II - The average price of each share is more than one and a half times one of the following 3 (three) values below:*
  - *a) Average share price in the stock market or in the OTC market, during ninety days prior to the acquisition date; (as amended by Law 9,457, from 1997);*
  - *b) Shareholders Equity Value per share (article 248), valued at market value (Article 183, § 1º);*
  - *c) Value of net income per share, limited to fifteen times the annual net income per share (Article 187 n. VII) of the last 02 (two) fiscal years adjusted by the inflation.*
- *§ 1st The proposal or purchase agreement, alongside with the appraisal report, according to the provisions of art. 8th, §§ 1st and 6th, comprising all the necessary elements to the resolution, shall be submitted to prior approval by the general shareholders' meeting or to ratification by it, subject to the management's responsibility;*
- *§ 2nd If the acquisition price exceeds one and a half times the highest of the three values mentioned in Item II of the caput, the dissenting shareholder of the meeting's approving decision will have the right to withdraw from the company and be reimbursed by the value of his shares, as stated on article 137, subject to the provisions of its Item II. (as amended by Law 9,457, from 1997).*

It should be noted that the purpose of this Appraisal Report is to compile of the net equity at market value of CETREL for the purpose to comply with section b) of the line II of the article 256 of the Law 6,404/76, therefore it is no intended to comply with all requirements of the referred article.

CONCLUSION

The final value to the company's net equity, including all the valuated assets and liabilities at market value was of BRL 702,268 thousand, as demonstrated in the table below.

CETREL'S BALANCE SHEET BRL (thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT ASSETS	52,105	-	52,105
Cash and cash equivalentes	966	-	966
Accounts receivable	36,435	-	36,435
Other accounts receivable	123	-	123
Recoverable taxes	9,745	-	9,745
Inventory	4,310	-	4,310
Prepaid expenses	527	-	527
NON CURRENT ASSETS	707,369	234,369	941,738
LONG TERM ASSETS	47,184	-	47,184
Deferred taxes	30,974	-	30,974
Bank reserve accounts	5,249	-	5,249
Judicial deposits	10,890	-	10,890
Prepaid expenses	70	-	70
INVESTIMENTS	59,109	344,092	403,201
Participation in controlled and affiliated	57,367	344,092	401,458
DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A.	57,367	344,092	401,458
Other investiments valuated by cost	1,743	-	1,743
FIXED ASSETS	197,961	292,814	490,774
INTANGIBLE	403,115	(402,536)	579
Software acquisiton	579	-	579
Step up / Goodwill	402,536	(402,536)	-
Fixed assets step up	92,767	(92,767)	-
Contract with suppliers step up	15,226	(15,226)	-
Energy supply contract step up	46,023	(46,023)	-
Water capture grant step up	86,407	(86,407)	-
Goodwill	162,114	(162,114)	-
Direito de prestação de serviço	-	-	-
TOTAL ASSETS	759,474	234,369	993,843
CURRENT LIABILITES	36,583	-	36,583
NON CURRENT LIABILITES	237,179	17,813	254,992
LONG TERM LIABILITES	237,179	17,813	254,992
Loans and financing	6,760	-	6,760
Debentures	96,097	-	96,097
Tax obligations	89,609	17,813	107,422
Contingence provision	6,968	-	6,968
Related parts	37,745	-	37,745
NET EQUITY	485,712	216,556	702,268
Social capital	240,022		240,022
Retained profits	227,903	-	227,903
Period result	17,788		17,788
Market adjusts	-	216,556	216,556
TOTAL LIABILITES	759,474	234,369	993,843

INDEX

1. INTRODUCTION

APSIS, with head office located at Rua da Assembleia, nº 35, 12º floor, Centro, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 27.81.922/0001-70 and CORECON/RJ under no. RF.02052, was appointed by ODEBRECHT UTILITIES to compile the net equity at market value of CETREL, for the purpose to comply with section c) of the line II of the article 256 of the Law 6,404/76.

To prepare this Report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. The estimates applied in this procedure are based on documents and information such as:

- Business plan of CETREL and DAC;
- Balance sheets of CETREL in the valuation date;
- Balance sheets of DAC in the valuation date;
- Historical financial statements of the companies;
- Appraisal report of the real state elaborated by third-party of DAC and CETREL (Attachment 5);
- Other management information refer to CETREL's tangible and intangible assets.

The APSIS team in charge of preparing this Report consists of the following professionals:

- AMILCAR DE CASTRO
  Director
  Bachelor in Law
- ANA CRISTINA FRANÇA DE SOUZA
  Partner and Counselor
  Civil Engineer (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Director
  Lawyer (OAB/RJ 167.543)
- LUIZ PAULO CESAR SILVEIRA
  Vice President
  Mechanical Engineer and Accountant (CREA/RJ 1989100165 and CRC/RJ-118263/P-0)
- MARCIA APARECIDA DE LUCCA CALMON
  Director
  Accountant (CRC/1SP-143169/O-4)
- RENATA POZZATO CARNEIRO MONTEIRO
  President
  Postgraduate in Law (OAB/RJ 109.393)
- RODRIGO NIGRI ADELSON
  Projects
  Economist (CORECON/RJ 26873)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be read carefully.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved nor in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultant's knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- For the purposes of this Report, we assumed that the information received from third parties are correct, and the sources thereof are listed in said Report.
- For projection purposes, we assume the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the assets subject to the work in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, which may affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability over the matter of this Appraisal Report, including implicit ones, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- The current Report complies with the specifications and criteria determined by the ABNT - *Associação Brasileira de Normas Técnicas* (Brazilian Association of Technical Standards), USPAP (Uniform Standards of Professional Appraisal Practice) and International Valuation Standards (IVS), in addition to the requirements imposed by different agencies and regulations, such as: CPC (Accounting Standards Committee), the Ministry of Treasury, Central Bank, Bank of Brazil, CVM (Securities and Exchange Commission of Brazil), SUSEP (Superintendence of Private Insurance), Income Tax Regulations (RIR), Brazilian Committee of Business Valuators (CBAN), *Conselho Federal de Contabilidade* (CFC), etc.
- The controller and the companies' management involved did not direct, limit, hinder or practice any acts whatsoever that have or may have prevented the access, use or knowledge of data, goods, documents or work methodologies relevant to the quality of the conclusions herein.

3. SCOPE AND LIABILITY LIMITATIONS

- To prepare this Report, APSIS used historic data and information audited by third parties, or unaudited, and unaudited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this Report are true, and, as such, does not assume any liability with respect to their reliability.
- The scope of this work did not include auditing the financial statements or reviewing the works performed by its independent accountants. Consequently, APSIS is not hereby expressing any opinion with respect to any financial statements mentioned herein.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work has been developed solely to be used by the Applicants and its partners, aiming at the previously described purpose. Therefore, this Report shall not be published, circulated, reproduced, disclosed or used for any other purpose other than the aforementioned one, without a prior and written consent from APSIS.
- The analyses and conclusions contained herein are based on several assumptions, considered at the date of this Report, of future operating projections, such as prices, volumes, market shares, revenues, taxes, investments, operating margins, etc. Therefore, the Company's future operating results may be different from any forecast or estimate contained in this Report, especially in the case of future knowledge of information not available at the date of this Report.
- This analysis does not reflect events that occurred after the date of this Report, nor their impacts.
- APSIS is not responsible for direct or indirect losses or loss of profits eventually resulting from improper use of this Report.
- We emphasize that an understanding of the conclusion of this Report will only be possible with a complete reading, including its attachments, and any conclusions from partial readings may be incorrect or inaccurate.
- The present Report does not intend to comply with all requirements of the article 256 of the Law no. 6,404/76, being its only purpose to comply with section c) of the line II.

4. CETREL'S BACKGROUND

CETREL

CETREL is an environmental solutions company for the industrial sector. It started its operations in 1978, along with the first companies of the Industrial Complex of Camaçari.

This petrochemical complex, located in the municipality of Camaçari, 50 kilometers from Salvador, was the first to be planned in the country. Integrated in the Southern Hemisphere, it has more than ninety chemicals, petrochemical and other industries such as automobiles, cooper, metallurgy, fabrics, fertilizes, wind energy, pharmaceuticals, beverages and services.

With more than thirty-five years of operation, CETREL is responsible for water supply, treatment and final disposal of effluents and industrial waste, water distribution and reuse, as well as all environmental monitoring of the Industrial Complex of Camaçari (including its area of influence) and its reach in other Brazilian regions.

Although its main clients are the companies located in the Industrial Complex, CETREL is also present in other states, such as Alagoas, Rio de Janeiro and Rio Grande do Sul, among others. It offers a complete range of services and environmental solutions, such as:

- Treatment of effluents;
- Monitoring and management of water resources;
- Total waste management;
- Industrial landfills;
- Temporary storage of waste;
- Valorization of materials;
- Georeferenced information system;
- Air monitoring network;
- Laboratory services;
- Bioenergy;
- Innovation and environmental technology services.

BACKGROUND OF THE INVESTED COMPANY

DAC

DAC operates in the water treatment segment. It is responsible for the production of 30 million m³/year of demineralizer, clarified and potable water used by the companies of the Industrial Complex of Camaçari, as well as managing the fire water reservoir of the complex. It was created through the consolidation of the assets of the Water Treatment Unit of Braskem S.A., in a specific legal entity for the purpose of the transaction with *Odebrecht Ambiental*.

5. SECTOR ANALYSIS

The environmental sanitation is a set of services that includes water supply, sewage, rainwater drainage, urban cleaning and solid waste management. Brazil has 13% of the world's potable water, but the collection and treatment of this resource is still scarce when compared to other more developed countries.

According to the United Nations World Water Develompment Report, released in 2016, agriculture is responsible for 70% of the water use, while industry uses 205 and residences 10%. Acccording to the same study, the lack of correct management of the water resources can have serious economic impacts. The document mention studies that show a positive correlation between investment in the water sector and economic growth, since three-quartes of jobs in the world depend on water.

Water Use in the World


Agriculture
70%
Residencies
10%
Industry 20%

Source: UN

World Reserves of Potable Water


Others 63%
USA 7%
Canada 7%
Russia 10%
Brazil 13%

Source: World Bank

Despite developments in the sector, especially in recent years, following the regulatory framework (Law 11,445/07), Brazil is still far from the universalization of sanitation services and behind schedule in relation to the international scenario. According to a survey conducted by the Instituto Trata Brasil and the Brazilian Business Council for Sustainable Development, in a ranking of two hundred countries in 2011, Brazil is the 112th position, behind nations of the of North Africa, the Middle East and South America.

Population with Access to Potable Water


100%
99%
97%
96%
94%
93%
89%
88%
France
USA
Argentina
Russia
Mexico
Brazil
China
India

Note: Regarding december of 2014. Source: WHO and Brazilian SNIS

The ranking is based on the Sanitation Development Index prepared by the United Nations Development Program, which takes in consideration the coverage of sanitation and the development of the sector between 2000 and 2011. The index attribuited to Brazil was of 0,581, lower than the index of other Southern America countries, suchs as Equador (0,719), Chile (0,707), Honduras (0,686), Argentina (0,667) and Uruguay (0,658).

The deficiency in basic sanitation services has a strong correlation with public health issues, contribuing to the incidence of gastrointestinal infection, such as cholera, amebiasis, diarrhe and gastroenteritis of presumed infectious origin. In addition, it is the main cause of enviromental degradation of the Brazilian river basins, especially thoses in which large metropolis are located. This scarcity situation allows the dissemination of diseases related of water transmission, with negative impacts in fields such as education, labor, economy, biodiversity, water availability and others.

Brazil has a water supply network thath, although not universal, can be considerad extensive. This sceneario, however is not observed in the sewage collection, which is in a very precarious situation. Additionaly, the sanitary sewage deficit is not restricted to collection, but is also present in treatment.

Population with Access to Sewage Collection


100%
100%
90%
87%
85%
56%
55%
31%
USA
France
Argentina
Russia
Mexico
Brazil
China
India

Note: Regarding december of 2014. Source: WHO and Brazilian SNIS

Data collected by the National Sanitation Information System in 2012, indicate that 93% of the Brazilian population has acess to water supply networks and 56% have acess to sewage collection networks. In turn, only 38,7% of the sewage generated in Brazil receives some type of treatment.

Given the importance of sanitation of the quality of life of the population and the current precariousness of services in the country, the sector was included in the list of priority investments of federal government, especially since 2007, with the creation of the Accelaration Program of Growth (*Programa de Acelaração do Crescimento* - PAC).



Investments on Brazilian Sewage Sector by Category
(BRL Millions)
4,534
4,238
5,620
7,839
8,962
8,402
9,754
2006
2007
2008
2009
2010
2011
2012
Water
Sewage
Others
Capitalizable expenses

Source: Brazilian SNIS

The main sources of investment available for basic sanitation in Brazil are:

- Resources from the public funds (Fundo de Garantia por Tempo de Serviço – FGTS – and the Fundo de Amparo ao Trabalhador – FAT), also called onerous resources;
- Non-costly resources, derived from the Annual Budget Law, also known as the General Budget of the Union, and State and City budgets;
- Resources from international loans contracted with multilateral credit agencies, such as the Interamerican Bank of Development and the World Bank;
- Own resources of the service providers, resulting from the generation of operational cash. The industries are responsible for the treatment of water and its effluents.

6. ASSESSMENT METHODOLOGIES

ASSET APPROACH: NET EQUITY AT MARKET VALUE

This methodology is derived from generally accepted accounting principles on which the financial statements are prepared based on the historical cost or acquisition cost principle. Due to this principle and the fundamental principle of accounting, the book value of company's assets less the book value of its liabilities is equal to the book value of its net equity.

From the standpoint of the basic principles of economics, one can define the net equity of a company by the difference between the value defined for the assets and the value defined for the liabilities.

The asset approach, therefore, is aimed to valuate a company by adjusting its book value (net balance) to its respective fair market values. The assets and liabilities considered relevant are valued at fair market value, being held a comparison between the asset value calculated in the fair market value and its book value (net balance).

These adjustments, duly analyzed, are added to the net equity book value, determining the market value of the company by the assets approach. The fair market value of the company will be the value of the net equity, considering the adjustments calculated to the assets and liabilities.

VALUATION APPROACH OF TANGIBLE AND INTANGIBLE ASSETS

There are three types of valuation approaches that can be used to determine the value of an asset, whether it is a tangible or intangible.

- The Market Approach;
- The Income Approach;
- The Cost Approach.

MARKET APPROACH

The Market Approach estimates value based on comparison to similar Assets that have been sold or listed for sale in the primary or secondary market. In the case of intangible assets, the sale's price or market price are rarely available, due to their transitions making up only part of the business trade, and not in an isolated transition, which results in this approach being rarely utilized in the appraisal of intangibles.

INCOME APPROACH

The Income Approach defines the value of the asset as the present value of the future income resulting from ownership of the asset. The fair value of the future cash flows that the asset will generate along its useful life is projected based on present expectations and assumptions of future conditions. It should be noted that the synergic and strategic effects different from the ones performed by market participants should not be included in the projected cash flows.

- MULTI PERIOD EXCESS EARNING METHOD (MPEEM)

This method measures the present value of future earnings to be generated throughout the useful life of the asset being appraised. Utilizing the projected results of the company as a basis, the cash flow, before taxes directly applicable to the asset, is calculated at the agreed upon date of appraisal. As

in the analysis of the company, the cost of products sold and other operational expenses are deduced from the projected revenue related to the asset, in this way reaching the net profit. Subsequently, the obligations related to the identified contributing assets, directly related to the asset under analysis, are removed (Contributory Charges). The detailed description of the Excess Earnings Method can be found in the book: Valuation For Financial Reporting: Fair Value Measurements and Reporting, Intangible Assets, Goodwill, and Impairment (MARD et al., 2007) as well as in the orientations published by The Appraisal Foundation On Best Practices For Valuations In Financial Reporting: Intangible Asset Working Group - Contributory Assets. (AARON et al., 2010). The assumed fair value of a contributing Asset is not necessarily constant over time. The Working Capital and the Intangible Assets may oscillate along the projective period and the returns are usually based on the average balances of each year. The average balances of the Intangible Assets, subject to accelerated depreciation, may diminish when, for example, the depreciation exceeds the capital expenditures in the first years of the projection. While the book value of the amortizable Intangible Assets declines over time, it is presumed that these assets are replaced every year, and so, the asset's contribution usually becomes constant throughout the projection. One of the exceptions for this rule are non-compete agreements.

- BASIS FOR THE CALCULATION OF THE REQUIRED RETURN FOR THE CONTRIBUTORY ASSETS

The following chart presents the suggested basis for each group of contributing assets:

ASSET	BASE FOR CHANGES
Working Capital	Average rates for Working Capital financing after-taxes.
Fixed Assets (ex: property, plants and equipment)	Rates for financing of similar assets accepted by market participants (ex: general financing conditions offered by the supplier), or given rates for operational leasing, financial leasing or both, normally segregated between the return on (investment recovery) and the return of.
Work force (that is not recognized separately from goodwill), Customer relationship, Trademark and Patents	Weight average cost of capital (WACC) to new companies with only one product (can be lower than the discount rate applied to an specific project)
Other intangibles, including base technology	Rates should be proportional to the respective risk of each intangible analyzed. When market data is available, it should be used. In other cases, the rates should be consistent with the relative risk of other assets under analyses, and should be greater for assets with greater risk.

- ROYALTY RELIEF

This methodology is considered a standard technique and the preferred one for the valuation of assets, such as brands, primary technology and patents. In the Royalty Relief Method, we estimate the value of these types of intangible assets, capitalizing the royalties that are saved due to the company being the proprietor of the intangible asset in question. In other words, the proprietor of the brand, the primary technology or the patent perceives a benefit through the ownership of the intangible asset, instead of paying a lease or royalty rate for the use of the asset.

COST APPROACH

The Cost Approach measures the necessary investment to reproduce a similar asset to the one under appraisal such that it presents an identical benefit generating capacity. This approach is based on the principle of substitution, where a prudent investor would not purchase an asset for more than its substitution cost.

- ### REPRODUCTION COST NEW ("RPDCN")

Is "the current cost of an identical new property". In other words, it is the estimated cost to construct, at current prices as of the Valuation Date, an exact duplicate, or replica of the asset being appraised, using the same materials, construction standards, design, layout and quality of workmanship, and embodying all the subject's deficiencies, super-adequacies, and obsolescence.

- ### REPLACEMENT COST NEW ("RPLCN")

The Replacement Cost is "the current cost of a similar new property having the nearest equivalent utility to the property being valued".

There are two alternative methods in calculating RPLCN. The first method ("Reproduction Method") begins with RPDCN, with adjustments being made for physical depreciation, and functional and technological obsolescence. The second method ("Replacement Method") begins with RPLCN, with adjustments being made for physical depreciation and additional functional and technological obsolescence. Certain elements of functional and technological obsolescence are already addressed in the calculation of RPLCN. However, a quantification of the super-adequacies and additional functionalities of the replacement asset versus the asset to be valued must be addressed. If economic obsolescence is indicated, it must be quantified and the appropriate adjustment made, so that RPLCN is equivalent to fair value.

TAX AMORTIZATION BENEFIT

The Tax Amortization Benefit (TAB) is usually calculated and added at the discounted values after taxes of the intangible valuated. TAB reflects the intangible assets' additional value due to the possibility of tax deduction of the amortization of the assets during their useful life.

7. VALUATION OF THE NET EQUITY AT MARKET VALUE

MAIN STEPS OF THE VALUATION

For the appraisal of the company's net equity at market value, it is necessary to determine the fair prices of its assets and liabilities. The starting point is the registered book value. The main steps of the valuation at fair market prices are:

- Analysis of the balance sheet;
- Analysis of the assets and liabilities recorded in company's balance sheet, in order to identify the assessment criteria adopted in accounting and the assets and liabilities subject to adjustments;
- Adjustment of relevant intangible assets to market value, based on the valuation criteria adopted by APSIS.

CETREL'S ASSETS WITH STEP UPS IDENTIFIED

- INTANGIBLE

After the analysis of CETREL's financial statements and its invested company DAC, we identified the following intangible assets in each company:

CETREL

Exclusive Right to Provide Environmental Services, Customer Relationship

The company owns the exclusive right to provide environmental services, such as water resources management and monitoring of the air quality at the Industrial Complex of Camaçari through the IMA Ordinance 12,064/09, that refers to the environmental license of the Camaçari Industrial Fostering Committee (*Comitê de Fomento Industrial de Camaçari* - COFIC), valid until 12/30/2017.

According to the ordinance, the companies that compose the Industrial Complex must have their liquid effluent systems interconnected to CETREL's effluent system, as well as send information on the emission of atmospheric pollutants to CETREL, which in turn is responsible for operating and maintain the monitoring system of the air quality, sending daily releases and monthly reports to the municipal officials of the region (Camaçari, Dias D'Ávila and São Sebastião do Passe). The company informed that the renovation of this ordinance is expected, and, if that does not happen for any reason, regarding the ordinance, all the companies of the Industrial Complex of Camaçari are connected with CETREL via pipelines, and it is unlikely that companies will no longer comply with effluent treatment procedures. Thus, it was concluded that CETREL's exclusive right to provide environmental services to the companies that compose the Industrial Complex represents an acquirable intangible asset and it should be evaluated. The valuation of this asset can be seen with more details on the Attachment 2D of this Report.

Customer Relationship

The company provides regular environmental protection services outside the scope of IMA Ordinance no. 12,064/09, regulated by service supply contracts, including monitoring of the air quality at the areas outside the Industrial Complex of Camaçari, monitoring of water/oceanographic, solid waste

disposal in landfills, among others. Accordingly, these contracts were identified as intangible assets to be valuated, with measurable fair value. The valuation of this asset can be seen with more details on the Attachment 2E of this Report.

CETREL'S FIXED ASSETS

After analysis of the fixed assets registered on CETREL's balance sheets on the valuation date, relevant assets that should be adjusted to market value were identified. Their valuation was based on a report prepared by third parties. The summary table with the results of this valuation is demonstrated on the Attachment 5 of this Report.

CETREL'S IDENTIFIED INTANGIBLE ASSETS BUT NOT VALUATED

Energy Supply Contract: CETREL's energy supply is regulated by an industrial supply contract with Coelba (local energy distributor), with price adjustment and contractual conditions in common with other companies in the region, being the company's only source of energy. Thus, this energy supply contract was not identified as an intangible that should be evaluated.

Water Capture Grant: CETREL holds a water harvesting concession in three artesian wells near the Camaçari Complex for use only within the company's facilities, such as bathrooms, kitchen, etc. As discussed with the company's administration, we understand that the process to obtain a harvesting concession is relatively simple and standardized for all companies in the state, so any market participant would have access to the same conditions to acquire the grant. However, the granting of concessions for water abstraction in the Camaçari Complex is currently suspended due to limitations in the flow of water resources due to the intense use of groundwater in the region, and it is not possible to drill new wells. Under these conditions, the concession would be an acquired intangible asset. However, the value of the asset was considered immaterial, due to the low volume of water extracted via wells and the low cost of obtaining a grant. Thus, the water capture grant was not valuated.

Contract with Suppliers: The processes used in the CETREL's services are not intensive in production supplies, and only a small volume of chemical reagents is used in laboratory tests. In addition, CETREL's purchase contracts are mainly related to the acquisition of warehouse and security equipment, with low volume. Therefore, no competitive advantage was considered in the contracts with suppliers, consequently, these contracts were not identified as intangibles that should be evaluated.

Trademark: It was concluded that the company's trademark does not significantly influence the decision of its customers to choose to hire their services or their competitors. Thus, we understand that the trademark does not correspond to an acquired asset by the buyer.

CETREL'S CONTINGENCIES

As informed by the company's administration, CETREL had, at the valuation date of this Report, contingencies classified as possible totaling BRL 25,487 thousand, which are not accounted for in the balance sheet, in accordance with generally accepted accounting practices.

However, about 96% of his amount had their trigger event until 2012. For them, the purchase and sale agreement signed with the former partners of

the company provides the right to indemnification against the seller (Braskem) for any process that has a trigger event prior to the acquisition date (12/31/2012); or any environmental proceedings (clause 6.1 of CETREL's SPA).

Therefore, considering the explanation above, after analyzing the list of contingencies and discussions maintained with the company's administration it was defined that there is no material adjustment for that liability to be considered in determining CETREL'S net equity at market value.

DAC'S ASSETS WITH STEP UP IDENTIFIED

- INTANGIBLE

Costumer Relationship: DAC is the only industrial water supplier (clarified, demineralized) in the Camaçari Complex, as well as supplier of potable water to the main companies at the complex. However, unlike CETREL, the company does not have exclusivity in the provision of this service. Thus, DAC's relationship with its clients in the region is regulated by contracts, which have been identified as intangible assets.

Energy Supply Contract: DAC currently has its energy demand supplied almost entirely by Braskem through an energy supply contract signed at an average price of BRL 0.32/kWh. The company's administration informed that this contract represents a competitive advantage due to the difference between the fees charged by Braskem and the local electricity distributor (Coelba), which charges an average fee of BRL 0.43/kWh. Thus, the energy supply contract was identified as an intangible that should be evaluated.

Assignment of Use - Grant of Water Collection: DAC has a concession contract guaranteeing the use of water from wells in the Camaçari region that belong to Braskem/Copene, with approximately 50% of its water demand being supplied by this contract. In addition, the company has raw water supply contracts with Embasa (local water distributor), which are in market conditions for this type of water supply in the region. The company's administration informed that it buys raw water from Embasa at an average fee of 0.65 BRL/m³, while water collection from the wells has an average extraction cost of 0.24 BRL/m³ (there is no charge for the volume of water consumed). Under these conditions, even if in the coming years the government establishes the charge for the use of groundwater, it is unlikely that the cost of use and extraction will be higher than the current fee practiced by Embasa. Thus, we understand that the assignment of use was identified as an intangible asset with evidence of step up, considering the cost savings generated by the utilization of water extracted from wells that DAC holds.

- DAC'S FIXED ASSETS

After analysis of the fixed assets registered in DAC's balance sheets in the valuation date, relevant assets that should be adjusted to the market value were identified. Their valuation was based on a report prepared by third parties.

The summary table with the results of this valuation is demonstrated on the Attachment 5 of this Report.

DAC'S IDENTIFIED INTANGIBLE ASSETS BUT NOT VALUATED

Contract with Suppliers: The processes used in the DAC's services are intensive in production supplies, mainly soda and chlorine (commodities). Thus, the purchase process has a rational basis, that is, based on price and scale, and is carried out in the sport market without the establishment of long-term supply contracts. Accordingly, the contracts with suppliers were not identified as intangible assets with market value.

Trademark: It was concluded that the company's trademark does not significantly influence the decision of its customers to choose to hire their services or their competitors. Thus, we understand that the trademark does not correspond to an intangible asset that should be evaluated.

8. NET EQUITY AT MARKET VALUE OF CETREL AND DAC

Based on the items described in the Chapter 7 and in the attachments of the present Report, the net equity at market value of CETREL and DAC are demonstrated below.

CETREL

CETREL'S BALANCE SHEET BRL (thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT ASSETS	52,105	-	52,105
Cash and cash equivalentes	966	-	966
Accounts receivable	36,435	-	36,435
Other accounts receivable	123	-	123
Recoverable taxes	9,745	-	9,745
Inventory	4,310	-	4,310
Prepaid expenses	527	-	527
NON CURRENT ASSETS	707,369	234,369	941,738
LONG TERM ASSETS	47,184	-	47,184
Deferred taxes	30,974	-	30,974
Bank reserve accounts	5,249	-	5,249
Judicial deposits	10,890	-	10,890
Prepaid expenses	70	-	70
INVESTIMENTS	59,109	344,092	403,201
Participation in controlled and affiliated	57,367	344,092	401,458
DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A.	57,367	344,092	401,458
Other investiments valuated by cost	1,743	-	1,743
FIXED ASSETS	197,961	292,814	490,774
INTANGIBLE	403,115	(402,536)	579
Software acquisiton	579	-	579
Step up / Goodwill	402,536	(402,536)	-
Fixed assets step up	92,767	(92,767)	-
Contract with suppliers step up	15,226	(15,226)	-
Energy supply contract step up	46,023	(46,023)	-
Water capture grant step up	86,407	(86,407)	-
Goodwill	162,114	(162,114)	-
Direito de prestação de serviço	-	-	-
TOTAL ASSETS	759,474	234,369	993,843

CETREL'S BALANCE SHEET BRL (thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT LIABILITES	36,583	-	36,583
NON CURRENT LIABILITES	237,179	17,813	254,992
LONG TERM LIABILITES	237,179	17,813	254,992
Loans and financing	6,760	-	6,760
Debentures	96,097	-	96,097
Tax obligations	89,609	17,813	107,422
Contingence provision	6,968	-	6,968
Related parts	37,745	-	37,745
NET EQUITY	485,712	216,556	702,268
Social capital	240,022		240,022
Retained profits	227,903	-	227,903
Period result	17,788		17,788
Market adjusts	-	216,556	216,556
TOTAL LIABILITES	759,474	234,369	993,843

DAC

DAC'S BALANCE SHEET (BRL thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT ASSETS	25,959	-	25,959
NON CURRENT ASSETS	271,914	521,351	793,265
LONG TERM ASSETS	141,794	-	141,794
INVESTMENTS	-	-	-
FIXED ASSETS	130,096	120,692	250,788
Residual Fixed assets	130,096	120,692	250,788
Property		1,336	1,336
Instalations / tubulations / water weels	15,526	102,516	118,042
Machinery and equipments	50,937	16,853	67,791
Furniture and utilities	194	-	194
Vehicles	226	(14)	213
IT equipment	32	-	32
Construction in progress	63,181	-	63,181
INTANGIBLE	24	400,659	400,683
TOTAL ASSETS	297,873	521,351	819,224
CURRENT LIABILITES	17,442	-	17,442
LONG TERM LIABILITES	223,045	177,259	400,305
Loans and financing	6,449	-	6,449
Debentures	212,907	-	212,907
Tax obligations	3,484	177,259	180,743
Related parts	206	-	206
Outher liabilites	-	-	-
NET EQUITY	57,367	344,092	401,458
Social capital	42,630	-	42,630
Retained profits	(9,141)	-	(9,141)
Period result	23,878	-	23,878
Market adjusts	-	344,092	344,092
TOTAL LIABILITES	297,855	521,351	819,206

9. CONCLUSION

Based on the estimates carried out by APSIS, as of December 31st, 2016, the conclusion reached is that the CETREL's net equity at market value is of BRL 702,268 thousand (seven hundred and two millions, two hundred and sixty-eight thousand reais).

The Appraisal Report AP-00065/17-01 was prepared in the form of a Digital Report (electronic document in PDF - Portable Document Format), with the digital certification of the technical officials, and printed by APSIS, composed of 24 (twenty-four) pages typed on one side and 08 (eight) attachments. APSIS, CREA/RJ 1982200620 and CORECON/RJ RF.02052, a company specialized in asset valuation, legally represented hereunder by its directors, makes itself available to provide any further clarifications that may be required.

Rio de Janeiro, February 26th, 2017.

MARCIA APARECIDA DE LUCCA CALMON	MARINA RAGUCCI DA SILVA FREIRE	RODRIGO NIGRI ADELSON
Director (CRC/1SP-143169/O-4)	Projects	Projects

10. CONVENIENCE TRANSLATION INTO ENGLISH

The accompanying appraisal report and its attachments have been translated into English for the convenience of readers outside Brazil.

11. LIST OF ATTACHMENTS

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º Andar
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 101
Consolação, CEP 01227-200
Tel.: + 55 (11) 4550-2701

ATTACHMENT 1

OPERATIONAL ASSUMPTIONS - CETREL

GROSS OPERATIONAL REVENUE (GOR) - CETREL

The projection of CETREL's operational revenue was based on the operational estimate provided by the Company's administration and the analysis of the Company's historical financial results. After the year of 2022, only the inflationary growth was considered over the revenue.

CETREL's revenues are obtained through the service supply, such as:

- Treatment of effluents;
- Monitoring and management of water resources;
- Total waste management;
- Industrial landfills;
- Temporary storage of waste.

Based on the Company's business plan these revenues were projected consolidated and are demonstrated in the graph below.



Gross operational revenue (GOR)
300,000
250,000
200,000
150,000
100,000
50,000
0
(BRL Thousand)
151,230
156,294
163,901
171,891
176,320
184,803
193,341
202,606
212,772
223,448
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Total Revenue

DEDUCTIONS OF THE GROSS OPERATIONAL REVENUE - CETREL

The projection of the deductions and taxes was based on the operational estimate provided by the Company's administration and the analysis of the Company's historical financial results.

The following rated were used in the projection:

- PIS/COFINS: 9.3% of the Gross Operational Revenue;
- ICMS: 3% of the Gross Operational Revenue.

COST OF SERVICES - CETREL

The projection of the cost of services was based on the operational estimate provided by the Company's administration and the analysis of the Company's historical financial results.

CETREL's cost of services is composed by:

- Wages and charges;
- Electric energy;
- Material treatment;
- Other materials: Composed by expenses with fuel, maintenance and lab material;
- Third-party services: Refers to vigilance services, lab, consultancy, transportation and treatment of wastes, vehicle location, cleaning services, among others;
- Maintenance;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, *Odebrecht Ambiental*, concerned to the risk analysis and division of expenses related to the Shared Service Center (*Centro de Serviços Compartilhados* - CSC);
- PLR - Operational;
- Other operational costs: Refer to taxes, insurance, hotel expenses and PIS and COFINS credit, among others.

In the first years of projection costs were projected as 53.1% of the Net Operational Revenue. After 2021 this percentage increased to 53.31% of the Net Operational Revenue. This margin decrease is mainly due to the expectation of an increase in the cost of electricity and the growth in other operating costs.

The graph below demonstrates CETREL's cost of services during the projected period.



Cost of Services
(BRL Thousands)
150,000
120,000
90,000
60,000
30,000
0
47.0%
46.5%
46.0%
45.5%
45.0%
46.9%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
46.7%
70,362
73,005
76,564
80,325
82,409
86,374
90,365
94,695
99,446
104,436
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Cost of Services
Gross Margin

OPERATIONAL EXPENSES - CETREL

The projection of the cost of services was based on the operational estimate provided by the Company's administration and the analysis of the Company's historical financial results. In The first years of projection it was considered a percentage of 6.8% of the Net Operational Revenue. After 2019 this percentage increased to 7% of the Net Operational Revenue.

CETREL's operational expenses is composed by:

- General and administrative expenses;
- TAC LE e Response DUN/DR/DI: Refer to the division of expenses of the indirect controlling shareholder, *Odebrecht Ambiental*;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, *Odebrecht Ambiental*, concerned to the risk analysis and the division of expenses related to the Shared Service Center (*Centro de Serviços Compartilhados* - CSC);

- Other revenues/expenses operational *intercompany*: Refers to expenses of the location contract of the incinerator's lease contract and the Cetrel-Lumina blend plant (other company in the *Odebrecht Ambiental* Group);
- Other operational revenues;
- Profit Share Program.

The graph below demonstrated CETREL's operational expenses during the projected period.



Operational Expenses
(BRL Thousands)
20,000
15,000
10,000
5,000
0
40.8%
40.3%
39.8%
39.3%
38.8%
38.3%
37.8%
37.3%
36.8%
36.3%
35.8%
40.1%
39.6%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
9,070
9,785
10,097
10,565
10,867
11,389
11,916
12,487
13,113
13,771
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Operational Expenses
EBITDA Margin

INCOME TAXES AND SOCIAL CONTRIBUTION - CETREL

The income taxes and social contribution were projected according to the national rate of "Real Profit" regime, i.e. 25% and 9% respectively. Additionally, the tax projections considered a tax loss carryforward of BRL 91,101 thousand and the application of the SUDENE's Tax Benefit, which allows the Company to reduce 75% of the total of income taxes of the Company. CETREL is a beneficiary due to the location of its industrial plant.

WORKING CAPITAL

The projection of the number of days was based on CETREL's balance sheets and financial statements, concluded in December 31, 2016 and also on historical results and general information of the Company.

ACCOUNTS RECEIVABLE	DAYS	SOURCE
Accounts Receivable	99	NOR
Inventory	27	COST OF SERVICES
Recoverabel Taxes	149	DEDUCIONS + TAXES
ACCOUNTS PAYABLE	**DAYS**	**SOURCE**
Suppliers	13	COST OF SERVICES
Wages and Social Charges	29	COST OF SERVICES & SG&A
Payable Taxes and Contributions	61	DEDUCIONS + TAXES
Other Accounts Payable	8	COST OF SERVICES

DEPRECIATION

A depreciation rate of 5.9% was considered for CETREL's current fixed assets on the valuation date as well as its new investments.

INVESTIMENTS

A total investment of BRL 108,109 thousand was projected for maintenance and expansion of the fixed assets throughout the projected period.

DISCOUNT RATE

The discount rate was calculated using the Weighted Average Cost of Capital (WACC) methodology, a model in which the cost of capital is determined by the weighted average of the economic value of capital structure components (equity and debt capital).

The parameters used on the calculation of the discount rate are demonstrated in more details in the Attachment 1B of this Report. However, we highlight below the main sources of these parameters.

- Risk-free rate: It corresponds to the yield, on 12/31/2016, of the 20-year U.S. T-Bond (Federal Reserve); website http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- Beta d: Equivalent to the sector average beta, researched through Bloomberg database; the data provided by Bloomberg considers levered betas of different companies considering their own capital structure. The beta is unlevered for each of the companies considered based on their capital structure, thus arriving at a raw beta. Finally, the beta is levered with the capital structure of the company being analyzed. This calculation is necessary to correct the distortion in the beta due to each of the company's capital structure.
- Risk Premium: Ibbotson 2016 (Spread between SP500 and 20-year U.S. T-Bond, confirmed in 2016 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. USA: Morningstar, 2016.
- Country risk: Portal Brasil (12/31/2016), website http://www.portalbrasil.net/indices_dolar.htm.
- Risk-free rate: It corresponds to the yield, on 12/31/2016, of the 10-year U.S. T-Bond (Federal Reserve); website http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- A projected U.S. inflation of 2.0% per year was considered.
- A projected Brazilian inflation of 4.5% per year was considered.

Finally, with the parameters used in the calculation, we determined the nominal discount rate as of 12.1% per year.

After discussions with the Company's administration, it was determined by the experts that a size premium should not be considered to determine DAC's discount rate. This decision is based on the Company's current operational context, which gives it a protective barrier to the entry of new competitors and also stable income in periods with instable economic results. Therefore, it was determined that the discount rate without a size premium reflects in a proper way the perceived risk of the Company.

OPERATIONAL VALUE CALCULATION

The operational value of the Company was calculated according to its projected operational cash flow and the residual value considered after that (taking into consideration a growth rate at the perpetuity of 4.5%).

OTHER ASSETS – INCINERATION PLANT

In addition to its main activities, CETREL also has investment in an incineration plan, with book value of BRL 1,743 thousand, as shown in the following table.

PRE OPERATIONAL ASSET (BRL thousand)	
Other investments - Incineration Plant (+)	1,743
TOTAL	1,743

Based on discussions with the Company's administration, it was concluded that this asset's market value isn't expected to be worth much more than its book value, due to the fact that it is a pre-operational company that have no relevant contracts and small operating margins. Therefore, the book value was considered in this Report.

DEBT ANALYSIS

A net debt of BRL 152,988 thousand was calculated, in the valuation date, according to the Company's balance sheet.

NET DEBT (BRL thousand)	
Cash (+)	966
Outher receivable accounts (+)	123
Prepaid expenses (+)	527
Bank reserve accounts (+)	5,249
Judicial deposits (+)	10,890
Prepaid expenses (+)	70
Short term loans (-)	(5,417)
Short term debentures (-)	(13,091)
Dividends (-)	(4,735)
Long term loans (-)	(6,760)
Long term debentures (-)	(96,097)
Provision for contingencies (-)	(6,968)
Related parts (-)	(37,745)
TOTAL	(152,988)

CETREL'S DATA BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
GROSS OPERATIONAL REVENUE (GOR)	**151,230**	**156,294**	**163,901**	**171,891**	**176,320**	**184,803**	**193,341**	**202,606**	**212,772**	**223,448**
(% growth GOR)	*-5.3%*	*3.3%*	*4.9%*	*4.9%*	*2.6%*	*4.8%*	*4.6%*	*4.8%*	*5.0%*	*5.0%*
Revenue with services	151,230	156,294	163,901	171,891	176,320	184,803	193,341	202,606	212,772	223,448
TAX AND DEDUCTIONS	**(18,606)**	**(19,272)**	**(20,265)**	**(21,260)**	**(21,736)**	**(22,782)**	**(23,834)**	**(24,976)**	**(26,229)**	**(27,545)**
(% GOR)	*-12.3%*	*-12.3%*	*-12.4%*	*-12.4%*	*-12.3%*	*-12.3%*	*-12.3%*	*-12.3%*	*-12.3%*	*-12.3%*
PIS/COFINS	(13,989)	(14,457)	(15,161)	(15,900)	(16,310)	(17,094)	(17,884)	(18,741)	(19,681)	(20,669)
ISS	(4,617)	(4,815)	(5,104)	(5,361)	(5,426)	(5,687)	(5,950)	(6,235)	(6,548)	(6,876)
NET OPERATIONAL REVENUE (NOR)	**132,624**	**137,022**	**143,636**	**150,631**	**154,584**	**162,022**	**169,507**	**177,630**	**186,542**	**195,902**
COST OF SERVICES	**(70,362)**	**(73,005)**	**(76,564)**	**(80,325)**	**(82,409)**	**(86,374)**	**(90,365)**	**(94,695)**	**(99,446)**	**(104,436)**
(% NOR)	*-53.1%*	*-53.28%*	*-53.30%*	*-53.33%*	*-53.31%*	*-53.31%*	*-53.31%*	*-53.31%*	*-53.31%*	*-53.31%*
Wages and Charges	(24,278)	(24,815)	(26,139)	(27,390)	(28,039)	(29,388)	(30,746)	(32,219)	(33,836)	(35,534)
(% NOR)	*-18.3%*	*-18.1%*	*-18.2%*	*-18.2%*	*-18.1%*	*-18.1%*	*-18.1%*	*-18.1%*	*-18.1%*	*-18.1%*
Electric Energy	(12,849)	(14,027)	(15,108)	(15,821)	(16,236)	(17,017)	(17,803)	(18,657)	(19,593)	(20,576)
(% NOR)	*-9.7%*	*-10.2%*	*-10.5%*	*-10.5%*	*-10.5%*	*-10.5%*	*-10.5%*	*-10.5%*	*-10.5%*	*-10.5%*
Treatment Material	(139)	(135)	(135)	(132)	(136)	(142)	(149)	(156)	(164)	(172)
(% NOR)	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*
Other Materials	(5,635)	(5,937)	(6,202)	(6,457)	(6,627)	(6,946)	(7,267)	(7,615)	(7,997)	(8,398)
(% NOR)	*-4.2%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*
Third-party Services	(13,260)	(12,970)	(13,084)	(13,835)	(14,198)	(14,881)	(15,569)	(16,315)	(17,133)	(17,993)
(% NOR)	*-10.0%*	*-9.5%*	*-9.1%*	*-9.2%*	*-9.2%*	*-9.2%*	*-9.2%*	*-9.2%*	*-9.2%*	*-9.2%*
Maintenance	(9,126)	(9,744)	(10,221)	(10,739)	(11,021)	(11,551)	(12,085)	(12,664)	(13,299)	(13,966)
(% NOR)	*-6.9%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*
CITAM	(496)	(486)	(530)	(534)	(548)	(575)	(601)	(630)	(661)	(695)
(% NOR)	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*
PLR - Operational	(2,006)	(2,101)	(2,199)	(2,308)	(2,415)	(2,531)	(2,648)	(2,775)	(2,914)	(3,060)
(% NOR)	*-1.5%*	*-1.5%*	*-1.5%*	*-1.5%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*
Other Operational Costs	(2,571)	(2,789)	(2,947)	(3,108)	(3,190)	(3,343)	(3,498)	(3,665)	(3,849)	(4,042)
(% NOR)	*-1.9%*	*-2.0%*	*-2.1%*	*-2.1%*	*-2.1%*	*-2.1%*	*-2.1%*	*-2.1%*	*-2.1%*	*-2.1%*

CETREL'S DATA BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
OPERATIONAL EXPENSES	(9,070)	(9,785)	(10,097)	(10,565)	(10,867)	(11,389)	(11,916)	(12,487)	(13,113)	(13,771)
(% NOR)	-6.8%	-7.1%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%	-7.0%
General and administrative	(7,776)	(8,473)	(8,867)	(9,289)	(9,532)	(9,991)	(10,453)	(10,953)	(11,503)	(12,080)
(% NOR)	-5.9%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%
TAC LE and transference DUN/DR/DI	(1,032)	(1,084)	(1,149)	(1,221)	(1,253)	(1,313)	(1,374)	(1,440)	(1,512)	(1,588)
(% NOR)	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%
CITAM	(496)	(486)	(530)	(534)	(548)	(575)	(601)	(630)	(661)	(695)
(% ROL)	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%	-0.4%
Other Operational Revenues/Expenses Intercompany	1,461	1,539	1,614	1,695	1,740	1,823	1,908	1,999	2,099	2,205
(% ROL)	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%
Other Operational Revenues	1	1	1	1	1	1	1	1	1	1
(% ROL)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
PLR	(1,227)	(1,281)	(1,166)	(1,217)	(1,274)	(1,335)	(1,397)	(1,464)	(1,537)	(1,614)
(% ROL)	-0.9%	-0.9%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%

CETREL'S FIXED ASSETS BRL (thousand)	Valuation date 12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
MAINTENANCE INVESTMETS											
EXPANSION INVESTMENTS		10,887	9,361	9,678	9,938	10,160	10,617	11,095	11,595	12,116	12,662
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	10,887	9,361	9,678	9,938	10,160	10,617	11,095	11,595	12,116	12,662
INVESTMENT DEPRECIATION	-	314	899	1,449	2,016	2,596	3,197	3,824	4,479	5,164	5,880
FIXED ASSETS COST (ORIGINAL)	463,789	474,518	470,018	470,018	470,018	470,018	470,018	470,018	470,018	470,018	470,018
RESIDUAL VALUE	174,046	157,363	125,710	98,558	71,405	44,253	17,100	-	-	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	-	27,412	27,152	27,152	27,152	27,152	27,152	17,100	-	-	-
FIXED ASSETS ALIENATION	-	-	4,500	-	-	-					
TOTAL DEPRECIATION	26,793	27,727	28,052	28,602	29,168	29,749	30,349	20,924	4,479	5,164	5,880

NEX FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
2017		314	629	629	629	629	629	629	629	629	629
2018		-	270	541	541	541	541	541	541	541	541
2019		-	-	280	559	559	559	559	559	559	559
2020		-	-	-	287	574	574	574	574	574	574
2021		-	-	-	-	293	587	587	587	587	587
2022		-	-	-	-	-	307	613	613	613	613
2023		-	-	-	-	-	-	320	641	641	641
2024		-	-	-	-	-	-	-	335	670	670
2025		-	-	-	-	-	-	-	-	350	700
2026		-	-	-	-	-	-	-	-	-	366

CETREL'S WORKING CAPITAL BRL (thousand)	2014	2015	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
ACCOUNTS RECEIVABLE	47,142	60,267	50,490	50,572	52,311	55,293	58,395	59,898	62,820	67,092	71,622	75,184	78,925
Accounts Receivable	33,975	45,351	36,435	36,435	37,643	39,461	41,382	42,468	44,512	46,568	48,799	51,248	53,819
Inventory	4,564	5,575	4,310	5,206	5,402	5,665	5,943	6,097	6,391	6,686	7,006	7,358	7,727
Recoverabel Taxes	8,603	9,341	9,745	8,931	9,266	10,167	11,070	11,332	11,917	13,838	15,816	16,578	17,379
ACCOUNTS PAYABLE	23,264	22,926	13,341	14,096	14,655	15,532	16,450	16,869	17,696	19,048	20,473	21,488	22,554
Suppliers	11,912	8,062	2,618	2,616	2,714	2,846	2,986	3,064	3,211	3,360	3,521	3,697	3,883
Wages and Social Charges	7,822	7,361	7,327	6,343	6,611	6,920	7,258	7,448	7,807	8,167	8,559	8,988	9,439
Payable Taxes and Contributions	3,507	5,740	1,969	3,481	3,612	3,963	4,314	4,417	4,645	5,394	6,164	6,461	6,773
Other Accounts Payable	23	1,763	1,427	1,657	1,719	1,803	1,891	1,940	2,034	2,128	2,229	2,341	2,459
WORKING CAPITAL	23,878	37,341	37,149	36,476	37,656	39,761	41,945	43,029	45,123	48,045	51,149	53,696	56,371
WORKING CAPITAL VARIATION				(673)	1,180	2,105	2,185	1,083	2,095	2,921	3,104	2,547	2,675

CETREL'S CASHFLOW BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
(% crescimento)	*-5.3%*	*3.3%*	*4.9%*	*4.9%*	*2.6%*	*4.8%*	*4.6%*	*4.8%*	*5.0%*	*5.0%*
GROSS OPERATIONAL REVENUE (GOR)	**151,230**	**156,294**	**163,901**	**171,891**	**176,320**	**184,803**	**193,341**	**202,606**	**212,772**	**223,448**
DEDUCTIONS/TAXES (-)	(18,606)	(19,272)	(20,265)	(21,260)	(21,736)	(22,782)	(23,834)	(24,976)	(26,229)	(27,545)
NET OPERATIONAL REVENUE (NOR)	**132,624**	**137,022**	**143,636**	**150,631**	**154,584**	**162,022**	**169,507**	**177,630**	**186,542**	**195,902**
COST OF SERVICES (-)	(70,362)	(73,005)	(76,564)	(80,325)	(82,409)	(86,374)	(90,365)	(94,695)	(99,446)	(104,436)
GROSS INCOME (=)	**62,261**	**64,017**	**67,072**	**70,306**	**72,175**	**75,648**	**79,143**	**82,935**	**87,096**	**91,466**
Gross Margin (GI/NOR)	*46.9%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*
OPERATIONAL EXPENSES (-)	(9,070)	(9,785)	(10,097)	(10,565)	(10,867)	(11,389)	(11,916)	(12,487)	(13,113)	(13,771)
EBITDA (=)	**53,191**	**54,232**	**56,974**	**59,741**	**61,308**	**64,258**	**67,227**	**70,448**	**73,983**	**77,695**
Ebitda Margin (Ebitda/NOR)	*40.1%*	*39.6%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*
DEPRECIATION/AMORTIZATION (-)	(27,727)	(28,052)	(28,602)	(29,168)	(29,749)	(30,349)	(20,924)	(4,479)	(5,164)	(5,880)
GOODWILL AMORTIZATION (-)	(14,403)	(14,403)	(7,201)	-	-	-	-	-	-	-
EBIT (=)	**11,062**	**11,777**	**21,171**	**30,572**	**31,560**	**33,909**	**46,303**	**65,969**	**68,819**	**71,816**
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(1,175)	(1,251)	(2,254)	(3,258)	(3,363)	(3,614)	(6,816)	(10,054)	(10,489)	(10,946)
Effective ITSC rate (ITSC/EBIT)	*-10.6%*	*-10.6%*	*-10.6%*	*-10.7%*	*-10.7%*	*-10.7%*	*-14.7%*	*-15.2%*	*-15.2%*	*-15.2%*
NET INCOME (=)	**9,887**	**10,526**	**18,917**	**27,315**	**28,197**	**30,295**	**39,487**	**55,915**	**58,330**	**60,870**
Net Margin (NI/NOR)	*7.5%*	*7.7%*	*13.2%*	*18.1%*	*18.2%*	*18.7%*	*23.3%*	*31.5%*	*31.3%*	*31.1%*

CAPIAL STRUCTUTE	
EQUITY	55%
DEBT	45%
EQUITY + DEBT	100%
PROJECTED AMERICAN INFLATION	2.0%
PROJECTED BRAZILIAN INFLATION	4.5%
COST OF CAPITAL	
RISK FREE RATE (Rf)	2.8%
BETA (unlevered)	0.58
BETA (levered)	1.00
PREMIUM RISK (Rm - Rf)	6.0%
BRAZIL RISK	3.3%
Re Nominal in US$ (=)	**12.1%**
Re Nominal in BRL (=)	**14.9%**
COST OF DEBT	
RISK FREE RATE (Rf*)	2.5%
SPECIFIC RISK (ALFA)	4.4%
BRAZIL RISK	3.3%
Rd Nominal in BRL (=)	**10.2%**
Rd Nominal with Tax Benefit (=)	**8.7%**
WACC	
COST OF CAPITAL	14.9%
COST OF DEBT	8.7%
DISCOUN RATE IN BRL (=)	**12.1%**

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	513,362
NET DEBT	(152,988)
INCINERATION PLANT	1,743
PARTICIPATION IN DAC (100%)	678,449
CETREL'S PROJECTED NET INCOME (BRL thousand)	1,040,566

ATTACHMENT 2

CETREL'S ASSEMBLED WORKFORCE

- DESCRIPTION

According to the Technical Pronouncement 04 of the *Comitê de Pronunciamentos Contábeis* - CPC (Brazilian Accounting Pronouncements Committee), the Fair Value of the Assembled Workforce should not be recognized as an intangible asset separated from goodwill. However, the value of the assembled workforce may have an effect on the value attributable to other intangible assets. Consequently, we estimated the fair value of the assembled Workforce with the purpose of determining the return on the assembled Workforce, and subsequently the charge applicable on the valuation analysis of the exclusive right by the Multi Period Excess Earnings Method (MPEEM).

- ASSESSMENT METHODOLOGY

The most commonly used method for calculating the Assembled Workforce is the cost approach, more precisely the replacement cost of the asset. The cost approach is appropriate in calculating the fair value of an asset when information on the sale of comparable assets is not available and the asset does not produce a direct cash flow. This approach is therefore the main methodology used for the valuation of assembled workforce.

The cost to replace the assembled workforce includes the costs incurred in recruiting, hiring and training the employees of the company.

In applying the replacement cost method to estimate the value of CETREL's assembled workforce, the following costs were considered:

- HIRING COSTS: Salaries and benefits of the Company's employees involved in the recruitment process;
- LEARNING COSTS: It was considered that, in the process of replacing each type of employee, there is a learning curve for the new employee hired, because for most positions the employees need a certain amount of experience before they achieve the expected level of performance. Thus, during this learning period the Company incurs in costs by paying the salaries of those employees.

- VALUATION CRITERIA

The basis of our assessment is the estimated cost to recruit and train an entirely new assembled workforce associated with each Business Unit. For the valuation of the assembled workforce on the valuation date of the Report, the Company has provided us with the following information.

- Number of employees per employee group;
- Average salary and benefits per employee group;
- Average cost of recruiting and training employees;
- Estimate of the initial productivity of each employee as well as of the time required to achieve the expected level of productivity.

Based on discussion with the Company's administration, we consider that most of the DAC's operational expenses are covered by CETREL's assembled workforce. Thus, part of CETREL'S workforce was subtracted and considered as a contributory asset of DAC's intangibles.

Therefore, the calculation of the number of employees of the area for each of the companies was made from a division over the total number, taking into consideration:

- Total number of current employees allocated in each company;
- Share of each company's revenue over the total revenue.

CONCLUSION

Based on the assumptions and the analyses described previously, demonstrated in the Attachment 2B, we concluded that the fair value for CETREL's assembled workforce, in the valuation date, is of BRL 8,849 thousand, approximately.

CETREL'S WORKFORCE DATA (BRL thousand)					
Function	Number of Months to Achieve Full Productivity	% until Achieve Full Productivity[2]	Initial Production[1]	Average Initial Inefficiency[3]	Start-Up Time (% of the year)[4]
	(M)	(N)	(P)	(R)	(S)
Administrative (allocated in cetrel and dac)	8	67%	25%	38%	25%
Operational	12	100%	25%	38%	38%
Executives	6	50%	50%	25%	13%

Observations:

1. Provided by the company's administration.

2. Equal to M/12.

3. Equal to (1-P)/2.

*4. Equal to N*R.*

CETREL'S WORKFORCE ASSESSMENT (BRL thousand)

Function	Number of Employees[1]	Average Wage by Employee[2]	Charges[1]	Other Benefits[1]	Total Expenditure with Employee[2]	Number of Months to Achieve Full Productivity[1]	Initial Production[1]	Loss of Productivity with the Employee Replacement[3]	Loss with the Employee Replacement[4]	Cost of Hiring[1]	Cost of Training[1]	Value by Employee[5]	Total Value[6]
	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)
Administrative (allocated in cetrel)	35	90	33	20	143	8	25%	25%	36	8	0.2	44	1,524
Operational	139	89	32	23	144	12	25%	38%	54	7	0.2	62	8,568
Executives	2	525	148	283	956	6	50%	13%	120	52	2.0	174	348
TOTAL/AVERAGE	176	704	214	326	1,244	16	1	23%	209	67	2	279	10,440

TOTAL NET REVENUE 2016	138,946
Replacement Value of the workforce	10,440
Income Tax/ Social Contribution	(1,591)
FAIR VALUE OF THE WORKFORCE	8,849
(% workforce's fair value / Total Revenue)	*6.4%*
Return on workforce	*12.5%*
RETURN POST-TAX (% NOR)	0.8%

Observations:

1. Provided by the company's administration.

2. Equal to B + C + D.

3. Based on the employee's productivity calculation, using the time necessary to become 100% productive and the productivity of a new employee in this period (see Template WF).

*4. Equal to E * H.*

5. Equal to I + J + K.

*6. Equal to A * K.*

CETREL'S EXCLUSIVE RIGHT

- DESCRIPTION

The Company owns the exclusive right to provide environmental services, such as water resources management and monitoring of the air quality at the Industrial Complex of Camaçari through the IMA Ordinance no. 12,064/09.

According to the ordinance, the companies that compose the Industrial Complex must have their liquid effluent systems interconnected to CETREL's effluent system, as well as send information on the emission of atmospheric pollutants to CETREL, which in turns is responsible for operating and maintaining the monitoring system of the air quality.

It should be noted that all the companies of the Industrial Complex of Camaçari are connected with CETREL via pipelines, therefore, even if the ordinance is not renovated, it is unlikely that companies will no longer comply with effluent treatment procedures.

In the valuation date CETREL owned water resources management contracts with nine companies. The exclusive right to provide environmental services to these contractors was qualified as an intangible asset to the Company, since it guarantees revenues in a contract form.

- ASSESSMENT METHODOLOGY

The income approach was used, specifically the Multi Period Excess Earnings Method (MPEEM), to valuate CETREL's exclusive right to provide environmental services.

This method is based on the concept that the fair value of an intangible asset is equal to the present value of the cash flows attributed to the asset. These cash flows must be free of the contribution of other assets, tangible and intangible, which are necessary for the generation of these cash flows.

The free cash flow before taxes attributable to the exclusive right is calculated through the analysis of the projected operational result for the Company in the valuation date. Just like in the Company's cash flow, the cost of products sold and other operational expenses are deducted from the projected revenues attributed to the intangible, determining the operational net profit. Then, the Contributory Asset Charges ("CAC") directly related to the exclusive right are deducted.

After estimating the attributable value of the exclusive right, it is necessary to consider the tax impact of the goodwill amortization relative to this intangible. The amortization is an economic benefit for the acquirer, which reduces the total acquisition cost and, therefore, should be considered in the calculation of its value.

The present value of the fiscal amortization benefit for the exclusive right was calculated according to the current tax guidelines, which require the amortization curve to be estimated in accordance to the asset's useful life.

- ASSESSMENT CRITERIA

The following steps were applied in the assessment of the fair value of the exclusive right, applying the MPEEM methodology:

- Revenue estimate - The revenue considered was based in the existing exclusive rights in the valuation date. The development of the revenues was projected according to the inflation considered. The effect of new contracts was not considered in the assessment of the intangible.
- Cost and expenses - The cost and expenses considered were based on the cash flow of the Company and multiplied by the percentage of the contracts compared with the total operational revenue.
- Income tax deduction - We used a tax rate of 15.2%, based on the Brazilian corporate tax rate in the valuation date (considering that the Company benefits, by means of the Superintendence of Development of Northeast (*Superintendência do Desenvolvimento do Nordeste* - "SUDENE"), from fiscal benefits that reduce 75% of the total income taxes. The experts concluded that any other competitor company at the same regional market would have access to the same benefit
- Other CACs - In order to isolate the cash flow attributed only for the exclusive right, the charges of the contributory assets were deducted, determining the economic return over the assets which contribute for its cash flow. The contributory assets after taxes are presented below:
    - Fixed assets CAC (return on and return of) - The CAC related to the fixed assets represent a return over the property, plant and equipment based on their fair value in the valuation date. For CETREL, an annual CAC after taxes of 8.0% were utilized over fixed assets and applied over the net revenues projected in the cash flow. It was also considered the depreciation of these assets, once its maintenance charges must be also added to the calculation.
    - Working Capital CAC - The working capital is necessary to support the operations of a business. It was applied and annual CAC after taxes of 8.8%, based on the long-term rate of Brazil's Interbank Certificate of Deposit (*Certificado de Depósito Interbancário* - "CDI").
    - Workforce CAC - The Work Force is considered part of the goodwill, and not a separately identified intangible asset. However, it is considered as an asset which contributes for the cash flow generation of the Company and, therefore, the appliance of a CAC over the exclusive right is necessary. For this CAC, we considered a discount rate equal to the discount rate of the Company.
- Discount rate application - The cash flow after taxes, after the adjustments explained above, were discounted to present value by the proper discount rate given the circumstances of the asset. It was determined a discount rate equal to the WACC calculated by APSIS.
- Useful life determination - The exclusives right's useful live was calculated based on the contracts in the valuation date. We estimated a useful life of three years to the asset.
- Tax amortization benefit - We calculated the tax amortization benefit in accordance with the current tax guidelines, which require a tax amortization in accordance to the useful life of the asset. This value was added to the fair value of the exclusive right.

- **CONCLUSION**

Based on the assumptions and the analyses described previously, demonstrated with more details in the Attachment 2D, we concluded that there is no evidence of market value to the exclusive right.

WORKING CAPITAL'S RETURN (BRL thousand)		2017	2018	2019
NET REVENUE		132,624	137,022	143,636
Initial working capital		37,149	36,476	37,656
Working capital variation		(673)	1,180	2,105
Final working capital		36,476	37,656	39,761
Working capital's average balance		36,813	37,066	38,708
Working capital's return (return on)	8.8%	3,239	3,261	3,406
(% NOR)		*2.44%*	*2.38%*	*2.37%*

CETREL'S FIXED ASSETS AT MARKET VALUE (BRL thousand)	Valution date 12/31/2016	2017	2018	2019
MAINTENANCE INVESTMETS		10,887	9,361	9,678
EXPANSION INVESTMENTS				
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	10,887	9,361	9,678
INVESTMENT DEPRECIATION	-	314	899	1,449
FIXED ASSETS COST (ORIGINAL)	990,334	990,334	990,334	990,334
RESIDUAL VALUE	373,442	316,232	259,021	201,811
ORIGINAL FIXED ASSETS DEPRECIATION	-	57,210	57,210	57,210
TOTAL DEPRECIATION	57,210	57,525	58,110	58,660

NEX FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019
2017		314	629	629
2018		-	270	541
2019		-	-	280
2020		-	-	-
2021		-	-	-
2022		-	-	-
2023		-	-	-
2024		-	-	-
2025		-	-	-
2026		-	-	-
2027		-	-	-
2028		-	-	-
2029		-	-	-
2030		-	-	-
2031		-	-	-
2032		-	-	-
2033		-	-	-
RETURN OF		57,525	58,110	58,660

CETREL'S FIXED ASSETS AT MARKET VALUE (BRL thousand)	Valution date 12/31/2016	2017	2018	2019
INVESTMENT DEPRECIATION		314	899	1,449
ORIGINAL FIXED ASSETS DEPRECIATION		57,210	57,210	57,210
RETURN ON	8.0%	27,836	24,044	20,159
INITIAL BALANCE		373,442	326,804	278,055
DEPRECIATION		(57,525)	(58,110)	(58,660)
INVESTMENT (TOTAL)		10,887	9,361	9,678
FINAL BALANCE		326,804	278,055	229,074
FIXED ASSET'S AVERAGE BALANCE		350,123	302,430	253,564

EXLUSIVE RIGHT (BRL thousand)	Valuation date	2017	2018	2019
GROSS OPERATIONAL REVENUE (GOR)		151,230	156,294	163,901
Exclusive Right's Gross Revenue		78,615	21,777	13,496
(% of Exclusive's GOR over Total GOR)		*52.0%*	*13.9%*	*8.2%*
Effluents Contracts		76,637	20,175	13,496
Ambev Camaçari		8,569	-	-
Braskem S.A.		11,961	12,499	13,062
BSC Bahia Cellulose		21,509	-	-
Elekeiroz		3,568	255	-
Monsanto		10,615	-	-
Grupo Ultra		6,800	-	-
Paranapanema		5,601	-	-
Petrobras FAFEN		3,626	3,789	434
Grupo Unigel		4,389	3,632	-
Monitoring Contracts		1,978	1,603	-
Grupo Unigel		1,978	1,603	-

EXLUSIVE RIGHT (BRL thousand)	Valuation date	2017	2018	2019
DEDUCTIONS		(9,672)	(2,685)	(1,669)
% GOR		*-12.3%*	*-12.3%*	*-12.4%*
NET OPERATIONAL REVENUE (NOR)		68,943	19,092	11,827
Cost of services (-)		(36,577)	(10,172)	(6,304)
GROSS PROFIT (=)		32,366	8,920	5,523
Gross Margin (Gross Profit/NOR)		*46.9%*	*46.7%*	*46.7%*
Operational Expenses (-)		(4,715)	(1,363)	(831)
EBITDA (=)		27,651	7,556	4,691
% EBITDA		*40.1%*	*39.6%*	*39.7%*
Depreciation/Amortization (-)		(29,904)	(8,097)	(4,830)
EBIT (=)		(2,253)	(540)	(139)
% EBIT		*-3.3%*	*-2.8%*	*-1.2%*
Income Taxes/ Social Contribution		-	-	-
Effective IT/SC (ITSC/EBIT)		*0.0%*	*0.0%*	*0.0%*
NET INCOME (=)		(2,253)	(540)	(139)
Net Margin (NI/ROL)		*-3.3%*	*-2.8%*	*-1.2%*
INFLOWS		27,651	7,556	4,691
Net Income		(2,253)	(540)	(139)
Depreciation/Amortization (+)		29,904	8,097	4,830
OUTFLOWS		46,587	12,048	6,861
Working Capital - Return on		1,684	454	280
Fixed Assets - Return on		14,470	3,350	1,660
Fixed Assets - Return of		29,904	8,097	4,830
Working Force - Return on		529	147	91
SIMPLE RESULT		(18,936)	(4,492)	(2,170)
Partial Period		*1.00*	*1.00*	*1.00*
Mid-year convention		*0.50*	*1.50*	*2.50*
Discount Rate @ 12.4%	13.1%	*0.94*	*0.83*	*0.74*
Discounted cash flow		(17,809)	(3,736)	(1,597)
EXCLUSIVE RIGHT'S VALUE - BEFORE TAB		(23,142)		

ATTACHMENT 3

OPERATIONAL ASSUMPTIONS - DAC

GROSS OPERATIONAL REVENUE (GOR) - DAC

The projection of DAC's operational revenue was based in the operational estimate provided by the company's administration and the analysis of the company's historical financial results. After the year of 2022, only the inflationary growth was considered over the revenue.

DAC's revenues are obtained through the service supply, such as:

- Production of demineralized, clarified and potable water;
- Management of the fire water reservoir of the Industrial Complex of Camaçari.

Based on the company's business plan these revenues were projected consolidated and are demonstrated in the graph below.



Gross Operational Revenue (GOR)
(BRL thousands)
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
170,375
178,904
194,215
212,087
231,605
252,918
276,193
301,609
329,365
359,675
392,774
428,919
468,390
511,494
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Total Revenue

DEDUCTIONS OF THE GROSS OPERATIONAL REVENUE - DAC

The projection of the deductions and taxes was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results.

The following rates were used in the projection:

- PIS/COFINS: 9.25% of the Gross Operational Revenue;
- ICMS: 9.42% of the Gross Operational Revenue.

COST OF SERVICES - DAC

DAC's cost of services is composed by: (I) wages and charges, (II) electric energy, (III) material treatment, (IV) other materials, (V) third-party services, (VI) maintenance, (VII) CITAM and (VIII) other operational costs. Its projections were based in the operational estimate provided by the company's administration and the analysis of the company's historical financial results. After the year of 2020, costs of services were considered as 43.9% of the Net Operational Revenue.

The graph below demonstrated DAC's cost of services during the projected period.



Cost of Services
(BRL Thousand)
250,000
200,000
150,000
100,000
50,000
0
58,426
64,406
69,346
75,728
82,697
90,307
98,618
107,693
117,603
128,426
140,244
153,150
167,244
182,634
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Other Materials
Electric Energy
Wages and charges
Material Treatment
Maintenance
Third party Services
Others Operational Costs
CITAM

OPERATIONAL EXPENSES - DAC

The projection of DAC's operational expenses was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results. In the first years of projections, operational expenses were estimated as 6.6% of the Net Operational Revenue; and after 2019 this percentage decreased to 6.2% of the Net Operational Revenue.

DAC'S operational expenses are composed by:

- Supervision expenses;
- TAC LE: Refers to the division of expenses from the indirect controlling shareholder, ***Odebrecht Ambiental***;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, ***Odebrecht Ambiental***, concerning the risk analysis and the division of expenses related to the Shared Service Center (*Centro de Serviços Compartilhados* - CSC).

The graph below demonstrated DAC's operational expenses during the projected period.



Operational Expenses
(BRL Thousand)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
9,107
9,062
9,776
10,676
11,659
12,731
13,903
15,182
16,580
18,105
19,772
21,591
23,578
25,748
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Supevision Expenses
TAC LE
CITAM

INCOME TAXES AND SOCIAL CONTRIBUTION - DAC

The income taxes and social contribution on DAC's net profit were projected according to the national rate of "Real Profit" regime, i.e. 25% and 9% respectively. The tax calculation also considered a tax loss carryforward amounting of BRL 96,239 thousand and the application of the SUDENE's Tax Benefit, of which the company is a beneficiary due to the location of its industrial plant.

WORKING CAPITAL

The projection of the number of days was based on DAC's balance sheets and financial statements, concluded in December 31, 2016 and also on historical results and general information of the company.

ACCOUNTS RECEIVABLE	DAYS	SOURCE
Accounts Receivable	38	NOR
Inventory	13	COST OF SERVICES
Other Credits	0.6	GOR
Taxes Recoverable	1	GOR
ACCOUNTS PAYABLE	**DAYS**	**SOURCE**
Suppliers	23	COST OF SERVICES
Wages and Social Charges	8	COST OF SERVICES & SG&A
Income taxes and Social Contribution	26	DEDUCTIONS + TAXES
Other Accounts payable	3	COST OF SERVICES
Fiscal Obligations	32	DEDUCTIONS + TAXES

DEPRECIATION

A depreciation rate of 8.6% was considered for DAC's current fixed assets as well as its new investments.

INVESTIMENTS

A total investment of BRL 156,180 thousand was projected for on maintenance and expansion of the fixed assets throughout the projected period.

The discount rate was calculated using the Weighted Average Cost of Capital (WACC) methodology, a model in which the cost of capital is determined by the weighted average of the economic value of capital structure components (equity and debt capital).

The parameters used on the calculation of the discount rate are demonstrated in more details in the Attachment 3B of this Report. However, we highlight below the main sources of these parameters:

- **Risk-free rate:** It corresponds to the yield, on 12/31/2016, of the 20-year U.S. T-Bond (Federal Reserve); website http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- Beta d: Equivalent to the sector average beta, researched through Bloomberg database; the data provided by Bloomberg considers levered betas of different companies considering their own capital structure. The beta is unlevered for each of the companies considered based on their capital structure, thus arriving at a raw beta. Finally, the beta is levered with the capital structure of the company being analyzed. This calculation is necessary to correct the distortion in the beta due to each of the company's capital structure.
- Risk Premium: Ibbotson 2016 (Spread between SP500 and 20-year U.S. T-Bond, confirmed in 2016 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. USA: Morningstar, 2016.
- Country risk: Portal Brasil (12/31/2016), website http://www.portalbrasil.net/indices_dolar.htm.

- Risk-free rate: Corresponds to the yield, on 12/31/2016, of the 10-year U.S. T-Bond (Federal Reserve); website http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- A projected U.S. inflation of 2.0% per year was considered.
- A projected Brazilian inflation of 4.5% per year was considered.

Finally, with the parameters used in the calculation, we determined the nominal discount rate as 11.4% per year.

After discussions with the company's administration, it was determined by the experts that a size premium should not be considered to determine DAC's discount rate. This decision is based on the company's current operational context, which gives it a protective barrier to the entry of new competitors and also stable income in periods with instable economic results. Therefore, it was determined that the discount rate without a size premium reflects in a proper way the perceived risk of the company.

NON OPERATIONAL ASSETS

In this appraisal, it was considered that the company does not have any non operational assets.

CASH ANALYSIS

A net debt of BRL 173,359 thousand was considered in the valuation date, according to the company's administration.

NET DEBT (BRL thousand)	
Cash (+)	8,976
Negative tax balance (+)	803
Prepaid expenses (+)	309
Controlled and affiliated mutual (+)	37,410
Long term recoverable taxes (+)	978
Bank reserve accounts (+)	7,073
Prepaid expenses (+)	94
Short term loans (-)	(960)
Short term debentures (-)	(8,480)
Long term loans (-)	(6,449)
Long term debentures (-)	(212,907)
Related parts (-)	(206)
TOTAL	**(173,359)**

DAC'S DATA (BRL thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
GROSS OPERATIONAL REVENUE (GOR)	170,375	172,461	178,904	189,183	194,215	202,954	212,087	221,631	231,605	242,027	252,918	264,299	276,193
(% growth GOR)	*1.9%*	*1.2%*	*3.7%*	*5.7%*	*2.7%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*
Revenue with water services	170,375	172,461	178,904	189,183	194,215	202,954	212,087	221,631	231,605	242,027	252,918	264,299	276,193
TAX AND DEDUCTIONS	(31,903)	(32,343)	(33,478)	(35,523)	(36,317)	(37,951)	(39,659)	(41,444)	(43,309)	(45,257)	(47,294)	(49,422)	(51,646)
(% GOR)	*-18.7%*	*-18.8%*	*-18.7%*	*-18.8%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*
PIS/COFINS	(15,760)	(15,953)	(16,549)	(17,499)	(17,965)	(18,773)	(19,618)	(20,501)	(21,423)	(22,387)	(23,395)	(24,448)	(25,548)
ICMS	(16,143)	(16,391)	(16,930)	(18,023)	(18,352)	(19,178)	(20,041)	(20,943)	(21,885)	(22,870)	(23,899)	(24,975)	(26,098)
NET OPERATIONAL REVENUE (NOR)	138,472	140,117	145,425	153,660	157,898	165,003	172,428	180,188	188,296	196,769	205,624	214,877	224,547
COST OF SERVICES	(58,426)	(61,493)	(64,406)	(67,485)	(69,346)	(72,467)	(75,728)	(79,136)	(82,697)	(86,418)	(90,307)	(94,371)	(98,618)
(% NOR)	*-42.2%*	*-43.9%*	*-44.3%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*
Wages and Charges	(9,484)	(10,109)	(10,608)	(11,147)	(11,454)	(11,970)	(12,509)	(13,071)	(13,660)	(14,274)	(14,917)	(15,588)	(16,289)
(% NOR)	*-6.8%*	*-7.2%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*
Electric Energy	(11,602)	(12,180)	(12,736)	(13,360)	(13,729)	(14,346)	(14,992)	(15,667)	(16,372)	(17,108)	(17,878)	(18,683)	(19,523)
(% NOR)	*-8.4%*	*-8.7%*	*-8.8%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*
Treatment Material	(7,535)	(7,954)	(8,330)	(8,543)	(8,778)	(9,174)	(9,586)	(10,018)	(10,469)	(10,940)	(11,432)	(11,946)	(12,484)
(% NOR)	*-5.4%*	*-5.7%*	*-5.7%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*
Other Materials	(16,935)	(17,734)	(18,543)	(19,452)	(19,988)	(20,887)	(21,827)	(22,810)	(23,836)	(24,909)	(26,029)	(27,201)	(28,425)
(% NOR)	*-12.2%*	*-12.7%*	*-12.8%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*
Third-party Services	(5,004)	(5,211)	(5,513)	(5,850)	(6,011)	(6,282)	(6,565)	(6,860)	(7,169)	(7,491)	(7,828)	(8,181)	(8,549)
(% NOR)	*-3.6%*	*-3.7%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*
Maintenance	(7,142)	(7,530)	(7,934)	(8,384)	(8,615)	(9,003)	(9,408)	(9,831)	(10,274)	(10,736)	(11,219)	(11,724)	(12,252)
(% NOR)	*-5.2%*	*-5.4%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*
CITAM	(217)	(202)	(233)	(223)	(229)	(240)	(250)	(262)	(273)	(286)	(298)	(312)	(326)
(% NOR)	*-0.2%*	*-0.1%*	*-0.2%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*
Other Operational Costs	(507)	(572)	(508)	(527)	(541)	(566)	(591)	(618)	(646)	(675)	(705)	(737)	(770)
(% NOR)	*-0.4%*	*-0.4%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*
OPERATIONAL EXPENSES	(9,107)	(9,069)	(9,062)	(9,514)	(9,776)	(10,216)	(10,676)	(11,157)	(11,659)	(12,183)	(12,731)	(13,304)	(13,903)
(% NOR)	*-6.6%*	*-6.5%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*
Supervision Expenses	(5,656)	(6,110)	(6,389)	(6,687)	(6,872)	(7,181)	(7,504)	(7,842)	(8,195)	(8,563)	(8,949)	(9,351)	(9,772)
(% NOR)	*-4.1%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*
TAC LE	(3,116)	(2,606)	(2,298)	(2,428)	(2,495)	(2,607)	(2,724)	(2,847)	(2,975)	(3,109)	(3,249)	(3,395)	(3,548)
(% NOR)	*-2.3%*	*-1.9%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*
CITAM	(335)	(353)	(375)	(399)	(410)	(428)	(448)	(468)	(489)	(511)	(534)	(558)	(583)
(% NOR)	*-0.2%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*

DAC'S DATA (BRL thousand)	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
GROSS OPERATIONAL REVENUE (GOR)	288,622	301,609	315,182	329,365	344,187	359,675	375,860	392,774	410,449	428,919	448,220	468,390	489,468	511,494
(% growth GOR)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Revenue with water services	288,622	301,609	315,182	329,365	344,187	359,675	375,860	392,774	410,449	428,919	448,220	468,390	489,468	511,494
TAX AND DEDUCTIONS	(53,970)	(56,399)	(58,937)	(61,589)	(64,361)	(67,257)	(70,283)	(73,446)	(76,751)	(80,205)	(83,814)	(87,586)	(91,527)	(95,646)
(% GOR)	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%
PIS/COFINS	(26,697)	(27,899)	(29,154)	(30,466)	(31,837)	(33,270)	(34,767)	(36,332)	(37,967)	(39,675)	(41,460)	(43,326)	(45,276)	(47,313)
ICMS	(27,273)	(28,500)	(29,783)	(31,123)	(32,523)	(33,987)	(35,516)	(37,115)	(38,785)	(40,530)	(42,354)	(44,260)	(46,252)	(48,333)
NET OPERATIONAL REVENUE (NOR)	234,651	245,210	256,245	267,776	279,826	292,418	305,577	319,328	333,698	348,714	364,406	380,804	397,940	415,848
COST OF SERVICES	(103,055)	(107,693)	(112,539)	(117,603)	(122,895)	(128,426)	(134,205)	(140,244)	(146,555)	(153,150)	(160,042)	(167,244)	(174,770)	(182,634)
(% NOR)	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%
Wages and Charges	(17,022)	(17,788)	(18,589)	(19,425)	(20,300)	(21,213)	(22,168)	(23,165)	(24,208)	(25,297)	(26,435)	(27,625)	(28,868)	(30,167)
(% NOR)	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%
Electric Energy	(20,402)	(21,320)	(22,279)	(23,282)	(24,330)	(25,424)	(26,569)	(27,764)	(29,014)	(30,319)	(31,684)	(33,109)	(34,599)	(36,156)
(% NOR)	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%
Treatment Material	(13,046)	(13,633)	(14,246)	(14,887)	(15,557)	(16,257)	(16,989)	(17,753)	(18,552)	(19,387)	(20,260)	(21,171)	(22,124)	(23,119)
(% NOR)	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%
Other Materials	(29,704)	(31,041)	(32,437)	(33,897)	(35,423)	(37,017)	(38,682)	(40,423)	(42,242)	(44,143)	(46,129)	(48,205)	(50,374)	(52,641)
(% NOR)	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%
Third-party Services	(8,933)	(9,335)	(9,756)	(10,195)	(10,653)	(11,133)	(11,634)	(12,157)	(12,704)	(13,276)	(13,873)	(14,498)	(15,150)	(15,832)
(% NOR)	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%
Maintenance	(12,803)	(13,379)	(13,981)	(14,610)	(15,268)	(15,955)	(16,673)	(17,423)	(18,207)	(19,026)	(19,882)	(20,777)	(21,712)	(22,689)
(% NOR)	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%
CITAM	(341)	(356)	(372)	(389)	(406)	(424)	(444)	(464)	(484)	(506)	(529)	(553)	(578)	(604)
(% NOR)	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%
Other Operational Costs	(804)	(841)	(879)	(918)	(959)	(1,003)	(1,048)	(1,095)	(1,144)	(1,196)	(1,249)	(1,306)	(1,364)	(1,426)
(% NOR)	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%
OPERATIONAL EXPENSES	(14,529)	(15,182)	(15,866)	(16,580)	(17,326)	(18,105)	(18,920)	(19,772)	(20,661)	(21,591)	(22,563)	(23,578)	(24,639)	(25,748)
(% NOR)	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%
Supervision Expenses	(10,212)	(10,671)	(11,152)	(11,653)	(12,178)	(12,726)	(13,298)	(13,897)	(14,522)	(15,176)	(15,859)	(16,572)	(17,318)	(18,097)
(% NOR)	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%
TAC LE	(3,707)	(3,874)	(4,049)	(4,231)	(4,421)	(4,620)	(4,828)	(5,045)	(5,272)	(5,510)	(5,758)	(6,017)	(6,287)	(6,570)
(% NOR)	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%
CITAM	(609)	(637)	(665)	(695)	(727)	(759)	(794)	(829)	(867)	(906)	(946)	(989)	(1,033)	(1,080)
(% NOR)	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%

DAC'S FIXED ASSETS (BRL thousand)	Valuation Date 12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
MAINTENANCE INVESTMETS														
EXPANSION INVESTMENTS		9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798
INVESTMENT DEPRECIATION	-	401	1,109	1,631	1,987	2,273	2,569	2,878	3,201	3,539	3,891	4,260	4,645	4,374
FIXED ASSETS COST (ORIGINAL)	97,094	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275
RESIDUAL VALUE	127,272	182,126	168,381	154,635	140,890	127,144	113,398	99,653	85,907	72,161	58,416	44,670	30,924	17,179
ORIGINAL FIXED ASSETS DEPRECIATION	-	8,327	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746
TOTAL DEPRECIATION	8,327	8,728	14,855	15,376	15,732	16,019	16,314	16,624	16,947	17,284	17,637	18,006	18,391	18,120

NEX FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
2017		401	802	802	802	802	802	802	802	802	802	802	802	128
2018		-	307	614	614	614	614	614	614	614	614	614	614	614
2019		-	-	214	429	429	429	429	429	429	429	429	429	429
2020		-	-	-	142	283	283	283	283	283	283	283	283	283
2021		-	-	-	-	145	289	289	289	289	289	289	289	289
2022		-	-	-	-	-	151	302	302	302	302	302	302	302
2023		-	-	-	-	-	-	158	316	316	316	316	316	316
2024		-	-	-	-	-	-	-	165	330	330	330	330	330
2025		-	-	-	-	-	-	-	-	173	345	345	345	345
2026		-	-	-	-	-	-	-	-	-	180	361	361	361
2027		-	-	-	-	-	-	-	-	-	-	188	377	377
2028		-	-	-	-	-	-	-	-	-	-	-	197	394
2029		-	-	-	-	-	-	-	-	-	-	-	-	206
2030		-	-	-	-	-	-	-	-	-	-	-	-	-
2031		-	-	-	-	-	-	-	-	-	-	-	-	-
2032		-	-	-	-	-	-	-	-	-	-	-	-	-
2033		-	-	-	-	-	-	-	-	-	-	-	-	-
2034		-	-	-	-	-	-	-	-	-	-	-	-	-
2035		-	-	-	-	-	-	-	-	-	-	-	-	-
2036		-	-	-	-	-	-	-	-	-	-	-	-	-
2037		-	-	-	-	-	-	-	-	-	-	-	-	-
2038		-	-	-	-	-	-	-	-	-	-	-	-	-
2039		-	-	-	-	-	-	-	-	-	-	-	-	-
2040		-	-	-	-	-	-	-	-	-	-	-	-	-
2041		-	-	-	-	-	-	-	-	-	-	-	-	-
2042		-	-	-	-	-	-	-	-	-	-	-	-	-
2043		-	-	-	-	-	-	-	-	-	-	-	-	-

DAC'S FIXED ASSETS (BRL thousand)	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
MAINTENANCE INVESTMETS														
EXPANSION INVESTMENTS	5,014	5,239	5,475	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	5,014	5,239	5,475	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
INVESTMENT DEPRECIATION	4,151	4,132	4,285	4,477	4,678	4,889	5,109	5,339	5,579	5,830	6,092	6,366	6,653	6,952
FIXED ASSETS COST (ORIGINAL)	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275
RESIDUAL VALUE	3,433	-	-	-	-	-	-	-	-	-	-	-	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	13,746	3,433	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL DEPRECIATION	17,896	7,565	4,285	4,477	4,678	4,889	5,109	5,339	5,579	5,830	6,092	6,366	6,653	6,952

NEX FIXED ASSETS DEPRECIATION	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
2017	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2018	98	-	-	-	-	-	-	-	-	-	-	-	-	-
2019	429	69	-	-	-	-	-	-	-	-	-	-	-	-
2020	283	283	45	-	-	-	-	-	-	-	-	-	-	-
2021	289	289	289	46	-	-	-	-	-	-	-	-	-	-
2022	302	302	302	302	48	-	-	-	-	-	-	-	-	-
2023	316	316	316	316	316	51	-	-	-	-	-	-	-	-
2024	330	330	330	330	330	330	53	-	-	-	-	-	-	-
2025	345	345	345	345	345	345	345	55	-	-	-	-	-	-
2026	361	361	361	361	361	361	361	361	58	-	-	-	-	-
2027	377	377	377	377	377	377	377	377	377	60	-	-	-	-
2028	394	394	394	394	394	394	394	394	394	394	63	-	-	-
2029	411	411	411	411	411	411	411	411	411	411	411	66	-	-
2030	215	430	430	430	430	430	430	430	430	430	430	430	69	-
2031	-	225	449	449	449	449	449	449	449	449	449	449	449	72
2032	-	-	235	470	470	470	470	470	470	470	470	470	470	470
2033	-	-	-	245	491	491	491	491	491	491	491	491	491	491
2034	-	-	-	-	256	513	513	513	513	513	513	513	513	513
2035	-	-	-	-	-	268	536	536	536	536	536	536	536	536
2036	-	-	-	-	-	-	280	560	560	560	560	560	560	560
2037	-	-	-	-	-	-	-	293	585	585	585	585	585	585
2038	-	-	-	-	-	-	-	-	306	611	611	611	611	611
2039	-	-	-	-	-	-	-	-	-	320	639	639	639	639
2040	-	-	-	-	-	-	-	-	-	-	334	668	668	668
2041	-	-	-	-	-	-	-	-	-	-	-	349	698	698
2042	-	-	-	-	-	-	-	-	-	-	-	-	365	729
2043	-	-	-	-	-	-	-	-	-	-	-	-	-	381

DAC'S WORKING CAPITAL (BRL thousand)	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
ACCOUNTS RECEIVABLE	15,871	17,770	18,070	18,776	19,818	20,364	21,280	22,238	23,239	24,284	25,377	26,519	27,713	28,960	30,263
Accounts Receivable	13,082	14,758	14,933	15,499	16,377	16,828	17,586	18,377	19,204	20,068	20,971	21,915	22,901	23,932	25,009
Inventory	2,191	2,175	2,289	2,398	2,512	2,581	2,698	2,819	2,946	3,078	3,217	3,362	3,513	3,671	3,836
Other Credits	78	308	311	323	341	351	366	383	400	418	437	457	477	499	521
Taxes Recoverable	520	530	536	556	588	604	631	659	689	720	752	786	821	858	897
ACCOUNTS PAYABLE	11,486	11,093	11,320	11,805	12,505	13,405	14,211	14,858	15,534	16,772	17,572	18,373	19,210	20,102	21,032
Suppliers	3,402	3,707	3,902	4,087	4,282	4,400	4,598	4,805	5,022	5,248	5,484	5,730	5,988	6,258	6,539
Wages and Social Charges	1,259	1,475	1,541	1,605	1,682	1,728	1,806	1,887	1,972	2,061	2,154	2,251	2,352	2,458	2,568
Income taxes and Social Contribution	2,929	2,494	2,468	2,566	2,750	3,079	3,311	3,463	3,622	4,032	4,233	4,429	4,633	4,854	5,084
Other Accounts payable	413	450	473	496	519	534	558	583	609	636	665	695	726	759	793
Fiscal Obligations	3,484	2,967	2,936	3,052	3,272	3,663	3,938	4,119	4,309	4,796	5,036	5,268	5,511	5,774	6,047
WORKING CAPITAL	4,385	6,677	6,750	6,970	7,313	6,959	7,069	7,380	7,705	7,512	7,805	8,146	8,502	8,858	9,231
WORKING CAPITAL VARIATION		2,292	73	221	342	(354)	110	311	325	(193)	293	341	356	356	373

DAC'S WORKING CAPITAL (BRL thousand)	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
ACCOUNTS RECEIVABLE	31,625	33,048	34,535	36,089	37,713	39,410	41,184	43,037	44,973	46,997	49,112	51,322	53,632
Accounts Receivable	26,134	27,310	28,539	29,823	31,165	32,568	34,033	35,565	37,165	38,838	40,585	42,412	44,320
Inventory	4,009	4,189	4,378	4,575	4,781	4,996	5,221	5,456	5,701	5,958	6,226	6,506	6,799
Other Credits	544	569	595	621	649	678	709	741	774	809	845	883	923
Taxes Recoverable	937	980	1,024	1,070	1,118	1,168	1,221	1,276	1,333	1,393	1,456	1,521	1,590
ACCOUNTS PAYABLE	22,252	23,342	24,393	25,491	26,638	27,836	29,089	30,398	31,766	33,196	34,690	36,251	37,882
Suppliers	6,834	7,141	7,462	7,798	8,149	8,516	8,899	9,300	9,718	10,155	10,612	11,090	11,589
Wages and Social Charges	2,684	2,805	2,931	3,063	3,201	3,345	3,495	3,653	3,817	3,989	4,168	4,356	4,552
Income taxes and Social Contribution	5,437	5,723	5,980	6,249	6,531	6,825	7,132	7,453	7,788	8,139	8,505	8,888	9,288
Other Accounts payable	829	866	905	946	988	1,033	1,079	1,128	1,179	1,232	1,287	1,345	1,405
Fiscal Obligations	6,468	6,808	7,114	7,434	7,769	8,118	8,484	8,865	9,264	9,681	10,117	10,572	11,048
WORKING CAPITAL	9,373	9,705	10,142	10,598	11,075	11,574	12,094	12,639	13,207	13,802	14,423	15,072	15,750
WORKING CAPITAL VARIATION	142	333	437	456	477	498	521	544	569	594	621	649	678

DAC'S CASH FLOW (BRL thousand)	2014	2015	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
(% growth)					*1.2%*	*3.7%*	*5.7%*	*2.7%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*
GROSS OPERATIONAL REVENUE (GOR)	113,155	143,291	167,213	170,375	172,461	178,904	189,183	194,215	202,954	212,087	221,631	231,605	242,027	252,918	264,299	276,193
DEDUCTIONS/TAXES (-)	(17,043)	(32,708)	(43,975)	(31,903)	(32,343)	(33,478)	(35,523)	(36,317)	(37,951)	(39,659)	(41,444)	(43,309)	(45,257)	(47,294)	(49,422)	(51,646)
NET OPERATIONAL REVENUE (NOR)	96,112	110,583	123,238	138,472	140,117	145,425	153,660	157,898	165,003	172,428	180,188	188,296	196,769	205,624	214,877	224,547
COST OF SERVICES (-)	(44,945)	(48,163)	(53,608)	(58,426)	(61,493)	(64,406)	(67,485)	(69,346)	(72,467)	(75,728)	(79,136)	(82,697)	(86,418)	(90,307)	(94,371)	(98,618)
GROSS INCOME (=)	51,167	62,420	69,631	80,045	78,624	81,019	86,175	88,551	92,536	96,700	101,052	105,599	110,351	115,317	120,506	125,929
Gross Margin (GI/NOR)	*53.2%*	*56.4%*	*56.5%*	*57.8%*	*56.1%*	*55.7%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*
OPERATIONAL EXPENSES (-)	(6,330)	(5,645)	(4,037)	(9,107)	(9,069)	(9,062)	(9,514)	(9,776)	(10,216)	(10,676)	(11,157)	(11,659)	(12,183)	(12,731)	(13,304)	(13,903)
EBITDA (=)	44,837	56,775	65,594	70,938	69,555	71,957	76,661	78,775	82,320	86,024	89,895	93,941	98,168	102,586	107,202	112,026
Ebitda Margin (Ebitda/NOR)	*46.7%*	*51.3%*	*53.2%*	*51.2%*	*49.6%*	*49.5%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*
DEPRECIATION/AMORTIZATION (-)	(6,099)	(6,087)	(8,350)	(8,728)	(14,855)	(15,376)	(15,732)	(16,019)	(16,314)	(16,624)	(16,947)	(17,284)	(17,637)	(18,006)	(18,391)	(18,120)
GOODWILL AMORTIZATION (-)				(43,505)	(43,505)	(43,505)	(43,505)	(10,876)	-	-	-	-	-	-	-	-
EBIT (=)	38,738	50,688	57,243	18,705	11,195	13,075	17,423	51,880	66,005	69,401	72,949	76,656	80,531	84,580	88,811	93,906
BASE PARA CÁLCULO DO IR REAL				13,093	7,836	9,153	12,196	36,316	46,204	48,580	51,064	75,320	80,531	84,580	88,811	93,906
IR/CSSL (LUCRO REAL)				(1,991)	(1,195)	(1,390)	(1,854)	(5,532)	(7,040)	(7,403)	(7,781)	(11,480)	(12,275)	(12,892)	(13,538)	(14,315)
IR				(812)	(490)	(566)	(756)	(2,264)	(2,882)	(3,030)	(3,186)	(4,701)	(5,027)	(5,280)	(5,545)	(5,863)
CSSL				(1,178)	(705)	(824)	(1,098)	(3,268)	(4,158)	(4,372)	(4,596)	(6,779)	(7,248)	(7,612)	(7,993)	(8,452)
Taxa Simples Lucro Real (% do EBIT)				*-10.6%*	*-10.7%*	*-10.6%*	*-10.6%*	*-10.7%*	*-10.7%*	*-10.7%*	*-10.7%*	*-15.0%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
UTILIZAÇÃO PREJUÍZO FISCAL																
Prejuízo Inicial				97,526	91,915	88,557	84,634	79,407	63,843	44,041	23,221	1,337	-	-	-	-
Prejuízo Criado				0	0	0	0	0	0	0	0	0	0	0	0	0
Prejuízo Utilizado				(5,611)	(3,358)	(3,923)	(5,227)	(15,564)	(19,802)	(20,820)	(21,885)	(1,337)	0	0	0	0
Taxa Lucro Real com Prejuízo Fiscal				*-502.0%*	*-801.7%*	*-657.9%*	*-466.4%*	*-133.7%*	*-77.4%*	*-44.1%*	*-12.5%*	*-15.0%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
Prejuízo Remanescente			97,526	91,915	88,557	84,634	79,407	63,843	44,041	23,221	1,337	-	-	-	-	-
IR/CSLL LUCRO REAL (=)				(1,991)	(1,195)	(1,390)	(1,854)	(5,532)	(7,040)	(7,403)	(7,781)	(11,480)	(12,275)	(12,892)	(13,538)	(14,315)
IR/CSSL (LUCRO PRESUMIDO) (=)				0	0	0	0	0	0	0	0	0	0	0	0	0
Base de Cálculo IR			0%	0	0	0	0	0	0	0	0	0	0	0	0	0
IR			15%	0	0	0	0	0	0	0	0	0	0	0	0	0
Alíquota para valores que excedem R$ 240 mil			10%	0	0	0	0	0	0	0	0	0	0	0	0	0
Base de Cálculo CSSL			0%	0	0	0	0	0	0	0	0	0	0	0	0	0
CSSL			9%	0	0	0	0	0	0	0	0	0	0	0	0	0
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(10,738)	(6,835)	(12,306)	(1,991)	(1,195)	(1,390)	(1,854)	(5,532)	(7,040)	(7,403)	(7,781)	(11,480)	(12,275)	(12,892)	(13,538)	(14,315)
Effective ITSC rate (ITSC/EBIT)	*-27.7%*	*-13.5%*	*-21.5%*	*-10.6%*	*-10.7%*	*-10.6%*	*-10.6%*	*-10.7%*	*-10.7%*	*-10.7%*	*-10.7%*	*-15.0%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
NET INCOME (=)	28,000	43,853	44,938	16,714	10,000	11,685	15,569	46,348	58,965	61,998	65,167	65,176	68,256	71,687	75,273	79,592
Net Margin (NI/NOR)	*29.1%*	*39.7%*	*36.5%*	*12.1%*	*7.1%*	*8.0%*	*10.1%*	*29.4%*	*35.7%*	*36.0%*	*36.2%*	*34.6%*	*34.7%*	*34.9%*	*35.0%*	*35.4%*

DAC'S CASH FLOW (BRL thousand)	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
(% growth)	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*
GROSS OPERATIONAL REVENUE (GOR)	288,622	301,609	315,182	329,365	344,187	359,675	375,860	392,774	410,449	428,919	448,220	468,390	489,468	511,494
DEDUCTIONS/TAXES (-)	(53,970)	(56,399)	(58,937)	(61,589)	(64,361)	(67,257)	(70,283)	(73,446)	(76,751)	(80,205)	(83,814)	(87,586)	(91,527)	(95,646)
NET OPERATIONAL REVENUE (NOR)	234,651	245,210	256,245	267,776	279,826	292,418	305,577	319,328	333,698	348,714	364,406	380,804	397,940	415,848
COST OF SERVICES (-)	(103,055)	(107,693)	(112,539)	(117,603)	(122,895)	(128,426)	(134,205)	(140,244)	(146,555)	(153,150)	(160,042)	(167,244)	(174,770)	(182,634)
GROSS INCOME (=)	131,596	137,518	143,706	150,173	156,930	163,992	171,372	179,084	187,142	195,564	204,364	213,561	223,171	233,214
Gross Margin (GI/NOR)	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*
OPERATIONAL EXPENSES (-)	(14,529)	(15,182)	(15,866)	(16,580)	(17,326)	(18,105)	(18,920)	(19,772)	(20,661)	(21,591)	(22,563)	(23,578)	(24,639)	(25,748)
EBITDA (=)	117,067	122,335	127,840	133,593	139,605	145,887	152,452	159,312	166,481	173,973	181,802	189,983	198,532	207,466
Ebitda Margin (Ebitda/NOR)	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*
DEPRECIATION/AMORTIZATION (-)	(17,896)	(7,565)	(4,285)	(4,477)	(4,678)	(4,889)	(5,109)	(5,339)	(5,579)	(5,830)	(6,092)	(6,366)	(6,653)	(6,952)
GOODWILL AMORTIZATION (-)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBIT (=)	99,171	114,770	123,555	129,116	134,927	140,998	147,343	153,974	160,902	168,143	175,709	183,616	191,879	200,514
BASE PARA CÁLCULO DO IR REAL	99,171	114,770	123,555	129,116	134,927	140,998	147,343	153,974	160,902	168,143	175,709	183,616	191,879	200,514
IR/CSSL (LUCRO REAL)	(15,118)	(17,496)	(18,836)	(19,684)	(20,570)	(21,496)	(22,464)	(23,475)	(24,532)	(25,636)	(26,790)	(27,995)	(29,256)	(30,572)
IR	(6,192)	(7,167)	(7,716)	(8,064)	(8,427)	(8,806)	(9,203)	(9,617)	(10,050)	(10,503)	(10,976)	(11,470)	(11,986)	(12,526)
CSSL	(8,925)	(10,329)	(11,120)	(11,620)	(12,143)	(12,690)	(13,261)	(13,858)	(14,481)	(15,133)	(15,814)	(16,525)	(17,269)	(18,046)
Taxa Simples Lucro Real (% do EBIT)	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
UTILIZAÇÃO PREJUÍZO FISCAL														
Prejuízo Inicial	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Prejuízo Criado	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Prejuízo Utilizado	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Taxa Lucro Real com Prejuízo Fiscal	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
Prejuízo Remanescente	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IR/CSLL LUCRO REAL (=)	(15,118)	(17,496)	(18,836)	(19,684)	(20,570)	(21,496)	(22,464)	(23,475)	(24,532)	(25,636)	(26,790)	(27,995)	(29,256)	(30,572)
IR/CSSL (LUCRO PRESUMIDO) (=)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Base de Cálculo IR	0	0	0	0	0	0	0	0	0	0	0	0	0	0
IR	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Alíquota para valores que excedem R$ 240 mil	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Base de Cálculo CSSL	0	0	0	0	0	0	0	0	0	0	0	0	0	0
CSSL	0	0	0	0	0	0	0	0	0	0	0	0	0	0
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(15,118)	(17,496)	(18,836)	(19,684)	(20,570)	(21,496)	(22,464)	(23,475)	(24,532)	(25,636)	(26,790)	(27,995)	(29,256)	(30,572)
Effective ITSC rate (ITSC/EBIT)	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
NET INCOME (=)	84,053	97,274	104,719	109,432	114,356	119,502	124,879	130,499	136,371	142,507	148,920	155,621	162,624	169,941
Net Margin (NI/NOR)	*35.8%*	*39.7%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*

CAPITAL STRUCTURE	
EQUITY	55%
DEBT	45%
EQUITY + DEBT	100%
PROJECTED AMERICAN INFLATION	2.0%
PROJECTED BRAZILIAN INFLATION	4.5%
COST OF CAPITAL	
RISK FREE RATE (Rf)	2.8%
BETA (unlevered)	0.46
BETA (levered)	0.79
PREMIUM RISK (Rm - Rf)	6.0%
BRAZIL RISK	3.3%
Re Nominal in US$ (=)	**10.8%**
Re Nominal in BRL (=)	**13.5%**
COST OF DEBT	
RISK FREE RATE (Rf*)	2.5%
SPECIFIC RISK (ALFA)	4.6%
BRAZIL RISK	3.3%
Rd Nominal in BRL (=)	**10.3%**
Rd Nominal with Tax Benefit (=)	**8.8%**
WACC	
COST OF CAPITAL	13.5%
COST OF DEBT	8.8%
DISCOUN RATE IN BRL (=)	**11.4%**

Expected return rate	11.4%
Perpetuity growth rate	4.5%
DAC'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	707,174
DISCOUNTED RESIDUAL VALUE	144,633
DAC'S OPERATIONAL VALUE (BRL thousand)	851,807
NET DEBT	(173,359)
DAC'S PROJECTED NET INCOME (BRL thousand)	678,449

ATTACHMENT 4

DAC'S ASSEMBLED WORKFORCE

- **DESCRIPTION**

According to the Technical Pronouncement 04 of the *Comitê de Pronunciamentos Contábeis* - CPC (Brazilian Accounting Pronouncements Committee), the Fair Value of the Assembled Workforce should not be recognized as an intangible asset separated from goodwill. However, the value of the assembled workforce may have an effect on the value attributable to other intangible assets. Consequently, we estimated the fair value of the assembled Workforce with the purpose of determining the return on the assembled Workforce, and subsequently the charge applicable on the valuation analysis of the exclusive right by the Multi Period Excess Earnings Method (MPEEM).

- **ASSESSMENT METHODOLOGY**

The most commonly used method for calculating the Assembled Workforce is the cost approach, more precisely the replacement cost of the asset. The cost approach is appropriate in calculating the fair value of an asset when information on the sale of comparable assets is not available and the asset does not produce a direct cash flow. This approach is therefore the main methodology used for the valuation of assembled workforce.

The cost to replace the assembled workforce includes the costs incurred in recruiting, hiring and training the employees of the company.

In applying the replacement cost method to estimate the value of DAC's assembled workforce, the following costs were considered:

- HIRING COSTS: Salaries and benefits of the company's employees involved in the recruitment process;
- LEARNING COSTS: It was considered that, in the process of replacing each type of employee, there is a learning curve for the new employee hired, because for most positions the employees need a certain amount of experience before they achieve the expected level of performance. Thus, during this learning period the company incurs in costs by paying the salaries of those employees.

- **VALUATION CRITERIA**

The basis of our assessment is the estimated cost to recruit and train an entirely new assembled workforce associated with each Business Unit. For the valuation of the assembled workforce on the valuation date of the Report, the company has provided us with the following information.

- Number of employees per employee group;
- Average salary and benefits per employee group;
- Average cost of recruiting and training employees;
- Estimate of the initial productivity of each employee as well as of the time required to achieve the expected level of productivity.

Based on discussion with the company's administration, we consider that most of the DAC's operational expenses are covered by CETREL's assembled workforce. Thus, part of CETREL'S workforce was subtracted and considered as a contributory asset of DAC's intangibles.

Therefore, the calculation of the number of employees of the area for each of the companies was made from a division over the total number, taking into consideration:

- Total number of current employees allocated in each company;
- Share of each company's revenue over the total revenue.

- **CONCLUSION**

Based on the assumptions and the analyses described previously, demonstrated with more details in the Attachment 4B, we concluded that the fair value for DAC's assembled workforce, in the valuation date, is of BRL 9,654 thousand, approximately.

DAC'S WORKFORCE DATA (BRL thousand)					
Function	Number of Months to Achieve Full Productivity	% until Achieve Full Productivity[2]	Initial Production[1]	Average Initial Inefficiency[3]	*Start-Up Time* (% of the year)[4]
	(M)	(N)	(P)	(R)	(S)
Administrative (allocated in cetrel and dac)	8	67%	25%	38%	25%
Operational	12	100%	25%	38%	38%
Executives	0	0%	0%	50%	0%

Observations:

1. Provided by the company's administration.

2. Equal to M/12.

3. Equal to (1-P)/2.

*4. Equal to N*R.*

DAC'S WORKFORCE ASSESSMENT (BRL thousand)

Function	Number of Employees[1]	Average Wage by Employees[1]	Charges[1]	Other Benefits[1]	Total Expenditure with Employee[2]	Number of Months to Achieve Full Productivity[1]	Initial Production[1]	Loss of Productivity with the Employee Replacement[3]	Loss with the Employee Replacement[4]	Cost of Hiring[1]	Cost of Trainning[1]	Value by Employee[5]	Total Value[6]
	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)	(k)	(L)	(M)
Administrative (allocated in oetrel and dao)	27	123	45	39	207	8	25%	25%	52	104	41	198	5,334
Operational	30	106	39	40	186	12	25%	38%	70	79	53	202	6,050
TOTAL/ AVERAGE	57	229	84	80	393	10	25%	31%	122	183	95	399	11,385

TOTAL NET REVENUE 2017	123,238
Replacement Value of the workforce	11,385
Income Tax/ Social Contribution	(1,730)
FAIR VALUE OF THE WORKFORCE	9,654
(% workforce's fair value / Total Revenue)	*8%*
Return on workforce	*11%*
RETURN POST-TAX (% NOR)	0.9%

Observations:

1. Provided by the company's administration.

2. Equal to B + C + D.

3. Based on the employee's productivity calculation, using the time necessary to become 100% productive and the productivity of a new employee in this period (see WF Data).

*4. Equal to E * H.*

5. Equal to I + J + K.

*6. Equal to A * K.*

DAC'S CUSTOMER RELATIONSHIP

▪ DESCRIPTION

The intangible customer relationship derives from the relationship between the company and its clients. This relationship has value for a business because it represents a stable and recurrent source of income.

In the valuation date DAC owned five service supply contracts to its customers. This asset was qualified as an intangible asset in the valuation date since it guaranteed revenues in a contract form, fitting in to the definition of customer relationship.

▪ ASSESSMENT METHODOLOGY

The income approach was used, specifically the *Multi Period Excess Earnings Method* (MPEEM), to evaluate DAC's customer relationship.

This method is based on a concept that the fair value of an intangible asset is equal to the present value of its cash flow attributed to the asset. These cash flow must be free of the contribution of other assets, tangible and intangible, which are necessary for the generation of these cash flows.

The free cash flow before taxes attributable to the customer relationship is calculated through the analysis of the projected operational result for the company in the valuation date. Just like in the company's cash flow, the cost of products sold and other operational expenses are deducted from the projected revenues attributed to the intangible, determining the operational net income. Then, the Contributory Asset Charges ("CAC") directly related to the customer relationship are deducted.

After estimating the attributable value of the customer relationship, it is necessary to consider the tax impact of the goodwill amortization relative to this intangible. The amortization is an economic benefit for the acquirer, which reduces the total acquisition cost and, therefore, should be considered in the calculation of its value.

The present value of the fiscal amortization benefit of the customer relationship was calculated according to the current tax guidelines, which require the amortization curve to be estimated in accordance to the asset's useful life.

▪ ASSESSMENT CRITERIA

The following steps were applied in the assessment of the fair value of the customer relationship, applying the MPEEM methodology:

- Revenue estimate - The revenue considered was based in the existing customer relationship in the valuation date. The development of the revenues was projected according to the inflation considered. The effect of new contracts was not considered in the assessment of the intangible.
- Cost and expenses - The cost and expenses considered were based on the cash flow of the company and multiplied by the percentage of remaining clients each year.
- Additional cost of water and energy use - The additional cost with water and energy that a market participant would have in a scenario that it would not be the user of DAC's supply and use water and

energy was added. This additional cost was calculated as a difference between the cost stipulated in the contract and the ones practiced in the market.

- Income tax deduction - Was used a tax rate of 15.2%, based on the company's effective tax rate on the valuation date.
- Other CACs - In order to isolate the cash flow attributed only for the customer relationship, the charges of the contributory assets were deducted, determining the economic return over the assets which contribute for its cash flow. The contributory assets after taxes are presented below.
  - Fixed assets CAC (return on and return of) - The CAC related to the fixed assets represent a return over the property, plant and equipment based on their fair value in the valuation date. For DAC, an annual CAC after taxes of 8.0% were utilized over fixed assets and applied over the net revenues projected in the cash flow. It was also considered the depreciation of these assets, once its maintenance charges must be also added to the calculation.
  - Working Capital CAC - The working capital is necessary to support the operations of a business. It was applied and annual CAC after taxes of 8.8%, based on the long-term rate of Brazil's Interbank Certificate of Deposit (*Certificado de Depósito Interbancário* - "CDI").
  - Workforce CAC - The Work Force is considered part of the goodwill, and not a separately identified intangible asset. However, it is considered as an asset which contributes for the cash flow generation of the company and, therefore, the appliance of a CAC over the exclusive right is necessary. For this CAC, we considered a discount rate equal to the discount rate of the company.
- Discount rate application - The cash flow after taxes, after the adjustments explained above, were discounted to present value by the proper discount rate given the circumstances of the asset. It was determined a discount rate equal to the WACC calculated by APSIS added to a premium of 1%.
- Useful life determination - The customer relationship's useful life was calculated based on the period of validity of each of the five contracts informed by the company's administration. We estimated a useful life of twenty-seven years, that corresponds to period of validity of the longer-term contract.
- Tax amortization benefit - We calculated the tax amortization benefit in accordance with the current tax guidelines, which require a tax amortization in accordance to the useful life of the asset. This value was added to the fair value of the customer relationship.

CONCLUSION

Based on the assumptions and the analyses described previously, demonstrated with more details in the Attachment 4D, we concluded that the fair value of DAC'S customer relationship is of BRL 252, 149 thousand and its useful life is twenty-seven years.

DAC'S FIXED ASSETS AT MARKET VALUE (BRL thousand)	Valuation Date 12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
MAINTENANCE INVESTMETS															
EXPANSION INVESTMENTS		9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798	5,014
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798	5,014
INVESTMENT DEPRECIATION	-	238	657	966	1,177	1,346	1,522	1,705	1,896	2,096	2,305	2,524	2,752	2,990	3,240
FIXED ASSETS COST (ORIGINAL)	186,271	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452
RESIDUAL VALUE	186,271	176,807	164,134	151,460	138,787	126,113	113,439	100,766	88,092	75,419	62,745	50,072	37,398	24,725	12,051
ORIGINAL FIXED ASSETS DEPRECIATION	-	9,464	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674
TOTAL DEPRECIATION	9,464	9,701	13,331	13,640	13,850	14,020	14,195	14,378	14,570	14,770	14,979	15,197	15,425	15,664	15,913

NEX FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
2017		238	475	475	475	475	475	475	475	475	475	475	475	475	475
2018		-	182	364	364	364	364	364	364	364	364	364	364	364	364
2019		-	-	127	254	254	254	254	254	254	254	254	254	254	254
2020		-	-	-	84	168	168	166	168	168	168	168	168	168	168
2021		-	-	-	-	86	171	171	171	171	171	171	171	171	171
2022		-	-	-	-	-	90	179	179	179	179	179	179	179	179
2023		-	-	-	-	-	-	94	187	187	187	187	187	187	187
2024		-	-	-	-	-	-	-	98	196	196	196	196	196	196
2025		-	-	-	-	-	-	-	-	102	204	204	204	204	204
2026		-	-	-	-	-	-	-	-	-	107	214	214	214	214
2027		-	-	-	-	-	-	-	-	-	-	112	223	223	223
2028		-	-	-	-	-	-	-	-	-	-	-	117	233	233
2029		-	-	-	-	-	-	-	-	-	-	-	-	122	244
2030		-	-	-	-	-	-	-	-	-	-	-	-	-	127
2031		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2032		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2033		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2034		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2035		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2036		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2037		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2038		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2039		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2040		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2041		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2042		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2043		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2044		-	-	-	-	-	-	-	-	-	-	-	-	-	-

		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
RETURN OF		9,701	13,331	13,640	13,850	14,020	14,195	14,378	14,570	14,770	14,979	15,197	15,425	15,664	15,913
INVESTMENT DEPRECIATION		238	657	966	1,177	1,346	1,522	1,705	1,896	2,096	2,305	2,524	2,752	2,990	3,240
ORIGINAL FIXED ASSETS DEPRECIATION		9,464	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674	12,674
RETURN ON	8.0%	14,889	14,628	14,036	13,268	12,420	11,568	10,713	9,856	8,998	8,137	7,273	6,408	5,540	4,669
INITIAL BALANCE		186,271	185,925	179,755	171,115	160,564	149,918	139,249	128,554	117,835	107,088	96,313	85,510	74,676	63,809
DEPRECIATION		(9,701)	(13,331)	(13,640)	(13,850)	(14,020)	(14,195)	(14,378)	(14,570)	(14,770)	(14,979)	(15,197)	(15,425)	(15,664)	(15,913)
INVESTMENT (TOTAL)		9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798	5,014
FINAL BALANCE		185,925	179,755	171,115	160,564	149,918	139,249	128,554	117,835	107,088	96,313	85,510	74,676	63,809	52,910
FIXED ASSET'S AVERAGE BALANCE		186,098	182,840	175,435	165,840	155,241	144,583	133,901	123,194	112,461	101,701	90,912	80,093	69,242	58,360

DAC'S FIXED ASSETS AT MARKET VALUE (BRL thousand)	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
MAINTENANCE INVESTMETS													
EXPANSION INVESTMENTS	5,239	5,475	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	5,239	5,475	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
INVESTMENT DEPRECIATION	3,500	3,772	4,057	4,354	4,665	4,989	4,940	4,910	5,007	5,210	5,444	5,689	5,945
FIXED ASSETS COST (ORIGINAL)	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452	249,452
RESIDUAL VALUE	-	-	-	-	-	-	-	-	-	-	-	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	12,051	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL DEPRECIATION	15,551	3,772	4,057	4,354	4,665	4,989	4,940	4,910	5,007	5,210	5,444	5,689	5,945

NEX FIXED ASSETS DEPRECIATION	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
2017	475	475	475	475	475	475	87	-	-	-	-	-	-
2018	364	364	364	364	364	364	364	67	-	-	-	-	-
2019	254	254	254	254	254	254	254	254	46	-	-	-	-
2020	168	168	168	168	168	168	168	168	168	31	-	-	-
2021	171	171	171	171	171	171	171	171	171	171	31	-	-
2022	179	179	179	179	179	179	179	179	179	179	179	33	-
2023	187	187	187	187	187	187	187	187	187	187	187	187	34
2024	196	196	196	196	196	196	196	196	196	196	196	196	196
2025	204	204	204	204	204	204	204	204	204	204	204	204	204
2026	214	214	214	214	214	214	214	214	214	214	214	214	214
2027	223	223	223	223	223	223	223	223	223	223	223	223	223
2028	233	233	233	233	233	233	233	233	233	233	233	233	233
2029	244	244	244	244	244	244	244	244	244	244	244	244	244
2030	255	255	255	255	255	255	255	255	255	255	255	255	255
2031	133	266	266	266	266	266	266	266	266	266	266	266	266
2032	-	139	278	278	278	278	278	278	278	278	278	278	278
2033	-	-	145	291	291	291	291	291	291	291	291	291	291
2034	-	-	-	152	304	304	304	304	304	304	304	304	304
2035	-	-	-	-	159	317	317	317	317	317	317	317	317
2036	-	-	-	-	-	166	332	332	332	332	332	332	332
2037	-	-	-	-	-	-	173	347	347	347	347	347	347
2038	-	-	-	-	-	-	-	181	362	362	362	362	362
2039	-	-	-	-	-	-	-	-	189	379	379	379	379
2040	-	-	-	-	-	-	-	-	-	198	396	396	396
2041	-	-	-	-	-	-	-	-	-	-	207	413	413
2042	-	-	-	-	-	-	-	-	-	-	-	216	432
2043	-	-	-	-	-	-	-	-	-	-	-	-	226
2044	-	-	-	-	-	-	-	-	-	-	-	-	-
RETURN OF	15,551	3,772	4,057	4,354	4,665	4,989	4,940	4,910	5,007	5,210	5,444	5,689	5,945
INVESTMENT DEPRECIATION	3,500	3,772	4,057	4,354	4,665	4,989	4,940	4,910	5,007	5,210	5,444	5,689	5,945
ORIGINAL FIXED ASSETS DEPRECIATION	12,051	-	-	-	-	-	-	-	-	-	-	-	-
RETURN ON	3,821	3,476	3,611	3,743	3,871	3,996	4,133	4,297	4,483	4,684	4,895	5,115	5,346
INITIAL BALANCE	52,910	42,598	44,301	45,965	47,590	49,174	50,714	52,597	54,817	57,261	59,837	62,530	65,344
DEPRECIATION	(15,551)	(3,772)	(4,057)	(4,354)	(4,665)	(4,989)	(4,940)	(4,910)	(5,007)	(5,210)	(5,444)	(5,689)	(5,945)
INVESTMENT (TOTAL)	5,239	5,475	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
FINAL BALANCE	42,598	44,301	45,965	47,590	49,174	50,714	52,597	54,817	57,261	59,837	62,530	65,344	68,284
FIXED ASSET'S AVERAGE BALANCE	47,754	43,449	45,133	46,778	48,382	49,944	51,655	53,707	56,039	58,549	61,184	63,937	66,814

WORKING CAPITAL'S RETURN (BRL thousand)		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
NET REVENUE		**138,472**	**140,117**	**145,425**	**153,660**	**157,898**	**165,003**	**172,428**	**180,188**	**188,296**	**196,769**	**205,624**	**214,877**	**224,547**	**234,651**
Initial working capital		4,385	6,677	6,750	6,970	7,313	6,959	7,069	7,380	7,705	7,512	7,805	8,146	8,502	8,858
Working capital variation		2,292	73	221	342	(354)	110	311	325	(193)	293	341	356	356	373
Final working capital		6,677	6,750	6,970	7,313	6,959	7,069	7,380	7,705	7,512	7,805	8,146	8,502	8,858	9,231
Working capital's average balance		5,531	6,713	6,860	7,142	7,136	7,014	7,225	7,543	7,609	7,659	7,976	8,324	8,680	9,044
Working capital's return (*return on*)	*8.8%*	489	594	607	632	631	621	639	667	673	678	706	737	768	800
(% NOR)		*0.35%*	*0.42%*	*0.42%*	*0.41%*	*0.40%*	*0.38%*	*0.37%*	*0.37%*	*0.36%*	*0.34%*	*0.34%*	*0.34%*	*0.34%*	*0.34%*

WORKING CAPITAL'S RETURN (BRL thousand)	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
NET REVENUE	245,210	256,245	267,776	279,826	292,418	305,577	319,328	333,698	348,714	364,406	380,804	397,940	415,848
Initial working capital	9,231	9,373	9,705	10,142	10,598	11,075	11,574	12,094	12,639	13,207	13,802	14,423	15,072
Working capital variation	142	333	437	456	477	498	521	544	569	594	621	649	678
Final working capital	9,373	9,705	10,142	10,598	11,075	11,574	12,094	12,639	13,207	13,802	14,423	15,072	15,750
Working capital's average balance	9,302	9,539	9,924	10,370	10,837	11,324	11,834	12,366	12,923	13,504	14,112	14,747	15,411
Working capital's return (*return on*)	823	844	878	918	959	1,002	1,047	1,094	1,144	1,195	1,249	1,305	1,364
(% NOR)	*0.34%*	*0.33%*	*0.33%*	*0.33%*	*0.33%*	*0.33%*	*0.33%*	*0.33%*	*0.33%*	*0.33%*	*0.33%*	*0.33%*	*0.33%*

CUSTOMER RELATIONSHIP (BRL thousand)	Valuation date	2017	2,018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
NET OPERATIONAL REVENUE (NOR)		138,472	140,117	145,425	153,660	157,898	165,003	172,428	180,188	188,296	196,769	205,624	214,877	224,547	234,651
Customer Relationship's Net Revenue	-	108,274	112,468	116,260	121,396	126,980	132,694	138,665	144,905	151,426	158,240	165,361	170,886	176,390	169,183
(% of Contratct's NOR over Total NOR)		*78.2%*	*80.3%*	*79.9%*	*79.0%*	*80.4%*	*80.4%*	*80.4%*	*80.4%*	*80.4%*	*80.4%*	*80.4%*	*79.5%*	*78.6%*	*72.1%*
Braskem S.A		82,780	86,474	90,411	94,405	98,748	103,192	107,835	112,688	117,759	123,058	128,596	134,382	140,430	146,749
BASF		8,960	9,360	9,786	10,218	10,688	11,169	11,672	12,197	12,746	13,319	13,919	14,545	14,492	-
Monsanto		1,827	1,270	-	-	-	-	-	-	-	-	-	-	-	-
Elekeiroz		2,052	2,143	2,241	2,340	2,448	2,558	2,673	2,793	2,919	3,050	3,187	1,414	-	-
Oxiteno		12,655	13,220	13,822	14,432	15,096	15,775	16,486	17,227	18,003	18,813	19,659	20,544	21,468	22,435
COST OF SERVICES (-)		(56,321)	(60,768)	(63,364)	(65,578)	(68,812)	(71,909)	(75,145)	(78,526)	(82,060)	(85,753)	(89,612)	(92,606)	(95,588)	(91,683)
Operational Costs (-)		(45,685)	(49,359)	(51,489)	(53,315)	(55,768)	(58,277)	(60,900)	(63,640)	(66,504)	(69,497)	(72,624)	(75,051)	(77,468)	(74,303)
Additional cost of water supply (-)		(8,357)	(8,964)	(9,330)	(9,635)	(10,249)	(10,710)	(11,192)	(11,696)	(12,222)	(12,772)	(13,347)	(13,793)	(14,237)	(13,656)
Additional cost of energy supply (-)		(2,279)	(2,445)	(2,545)	(2,628)	(2,796)	(2,921)	(3,053)	(3,190)	(3,334)	(3,484)	(3,640)	(3,762)	(3,883)	(3,725)
GROSS PROFIT (=)		51,953	51,700	52,895	55,818	58,168	60,785	63,520	66,379	69,366	72,487	75,749	78,280	80,801	77,500
Gross Margin (Gross Profit/NOR)		*48.0%*	*46.0%*	*45.5%*	*46.0%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*
Operational Expenses (-)		(7,121)	(7,280)	(7,245)	(7,516)	(7,862)	(8,216)	(8,586)	(8,972)	(9,376)	(9,798)	(10,239)	(10,581)	(10,921)	(10,475)
EBITDA (=)		44,832	44,420	45,651	48,301	50,305	52,569	54,935	57,407	59,990	62,690	65,511	67,700	69,880	67,025
% EBITDA		*41.4%*	*39.5%*	*39.3%*	*39.8%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*
Depreciation/Amortization (-)		(7,586)	(10,700)	(10,904)	(10,942)	(11,275)	(11,416)	(11,563)	(11,717)	(11,878)	(12,046)	(12,221)	(12,267)	(12,305)	(11,473)
EBIT (=)		37,246	33,720	34,746	37,359	39,031	41,153	43,372	45,690	48,112	50,644	53,289	55,432	57,575	55,552
% EBIT		*34.4%*	*30.0%*	*29.9%*	*30.8%*	*30.7%*	*31.0%*	*31.3%*	*31.5%*	*31.8%*	*32.0%*	*32.2%*	*32.4%*	*32.6%*	*32.8%*
Income Taxes/ Social Contribution		(5,678)	(5,141)	(5,297)	(5,695)	(5,950)	(6,274)	(6,612)	(6,965)	(7,335)	(7,721)	(8,124)	(8,451)	(8,777)	(8,469)
Effective IT/SC (ITSC/EBIT)		*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
NET INCOME (=)		31,568	28,580	29,449	31,664	33,081	34,880	36,760	38,725	40,778	42,923	45,165	46,982	48,798	47,083
Net Margin (NI/ROL)		*29.2%*	*25.4%*	*25.3%*	*26.1%*	*26.1%*	*26.3%*	*26.5%*	*26.7%*	*26.9%*	*27.1%*	*27.3%*	*27.5%*	*27.7%*	*27.8%*
INFLOWS		39,154	39,280	40,354	42,606	44,355	46,295	48,323	50,442	52,656	54,969	57,387	59,249	61,103	58,556
Net Income		31,568	28,580	29,449	31,664	33,081	34,880	36,760	38,725	40,778	42,923	45,165	46,982	48,798	47,083
Depreciation/Amortization (+)		7,586	10,700	10,904	10,942	11,275	11,416	11,563	11,717	11,878	12,046	12,221	12,267	12,305	11,473
OUTFLOWS		20,578	23,924	23,649	23,009	22,906	22,403	21,931	21,475	21,008	20,548	20,116	19,476	18,836	16,929
Working Capital - *Return on*		383	477	485	499	508	499	514	537	541	545	568	586	603	577
Fixed Assets - *Return on*		11,642	11,742	11,221	10,482	9,988	9,303	8,615	7,926	7,236	6,543	5,849	5,096	4,352	3,366
Fixed Assets - *Return of*		7,586	10,700	10,904	10,942	11,275	11,416	11,563	11,717	11,878	12,046	12,221	12,267	12,305	11,473
Working Force - *Return on*		967	1,005	1,039	1,085	1,135	1,186	1,239	1,295	1,353	1,414	1,478	1,527	1,576	1,512
SIMPLE RESULT		18,576	15,356	16,704	19,597	21,450	23,892	26,391	28,967	31,648	34,421	37,271	39,773	42,267	41,628
Partial Period		*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*
Mid-year convention		*0.50*	*1.50*	*2.50*	*3.50*	*4.50*	*5.50*	*6.50*	*7.50*	*8.50*	*9.50*	*10.50*	*11.50*	*12.50*	*13.50*
Discount Rate @ 12.4%	12.4%	*0.94*	*0.84*	*0.75*	*0.66*	*0.59*	*0.53*	*0.47*	*0.42*	*0.37*	*0.33*	*0.29*	*0.26*	*0.23*	*0.21*
Discounted cash flow		17,521	12,885	12,469	13,014	12,672	12,557	12,340	12,049	11,711	11,332	10,916	10,363	9,797	8,584

CUSTOMER RELATIONSHIP'S VALUE - BEFORE TAB	241,015
Intangible Useful Life	*27 years*

Residual TAB	241,015	232,088	223,162	214,235	205,309	196,382	187,456	178,529	169,603	160,676	151,750	142,824	133,897	124,971
Value to be amortized in the years	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926
Tax benefited value	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361
PRESENT VALUE OF TAB	1,284	1,142	1,016	904	804	715	636	566	504	448	399	355	315	281

TAX AMORTIZATION BENEFIT (TAB)	11,134
CUSTOMER RELATIONSHIP'S VALUE - AFTER TAB	252,149

CUSTOMER RELATIONSHIP (BRL thousand)	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
NET OPERATIONAL REVENUE (NOR)	245,210	256,245	267,776	279,826	292,418	305,577	319,328	333,698	348,714	364,406	380,804	397,940	415,848
Customer Relationship's Net Revenue	176,797	160,455	167,465	175,001	182,876	191,105	199,705	208,692	218,083	227,896	238,152	248,869	260,068
(% of Contratct's NOR over Total NOR)	*72.1%*	*62.6%*	*62.5%*	*62.5%*	*62.5%*	*62.5%*	*62.5%*	*62.5%*	*62.5%*	*62.5%*	*62.5%*	*62.5%*	*62.5%*
Braskem S.A	153,353	160,253	167,465	175,001	182,876	191,105	199,705	208,692	218,083	227,896	238,152	248,869	260,068
BASF	-	-	-	-	-	-	-	-	-	-	-	-	-
Monsanto	-	-	-	-	-	-	-	-	-	-	-	-	-
Elekeiroz	-	-	-	-	-	-	-	-	-	-	-	-	-
Oxiteno	23,444	201	-	-	-	-	-	-	-	-	-	-	-
COST OF SERVICES (-)	(95,809)	(86,953)	(90,752)	(94,836)	(99,103)	(103,563)	(108,223)	(113,093)	(118,182)	(123,501)	(129,058)	(134,866)	(140,935)
Operational Costs (-)	(77,646)	(70,469)	(73,548)	(76,858)	(80,316)	(83,931)	(87,707)	(91,654)	(95,779)	(100,089)	(104,593)	(109,299)	(114,218)
Additional cost of water supply (-)	(14,270)	(12,951)	(13,517)	(14,125)	(14,761)	(15,425)	(16,119)	(16,844)	(17,602)	(18,395)	(19,222)	(20,087)	(20,991)
Additional cost of energy supply (-)	(3,892)	(3,532)	(3,687)	(3,853)	(4,026)	(4,207)	(4,397)	(4,594)	(4,801)	(5,017)	(5,243)	(5,479)	(5,726)
GROSS PROFIT (=)	80,988	73,502	76,713	80,165	83,773	87,542	91,482	95,598	99,900	104,396	109,094	114,003	119,133
Gross Margin (Gross Profit/NOR)	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*	*45.8%*
Operational Expenses (-)	(10,947)	(9,935)	(10,369)	(10,835)	(11,323)	(11,832)	(12,365)	(12,921)	(13,503)	(14,110)	(14,745)	(15,409)	(16,102)
EBITDA (=)	70,041	63,567	66,344	69,330	72,450	75,710	79,117	82,677	86,397	90,285	94,348	98,594	103,031
% EBITDA	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*	*39.6%*
Depreciation/Amortization (-)	(11,212)	(2,362)	(2,537)	(2,723)	(2,917)	(3,120)	(3,089)	(3,071)	(3,131)	(3,258)	(3,405)	(3,558)	(3,718)
EBIT (=)	58,829	61,205	63,807	66,607	69,532	72,590	76,027	79,606	83,266	87,027	90,944	95,036	99,313
% EBIT	*33.3%*	*38.1%*	*38.1%*	*38.1%*	*38.0%*	*38.0%*	*38.1%*	*38.1%*	*38.2%*	*38.2%*	*38.2%*	*38.2%*	*38.2%*
Income Taxes/ Social Contribution	(8,968)	(9,331)	(9,727)	(10,154)	(10,600)	(11,066)	(11,590)	(12,136)	(12,694)	(13,267)	(13,864)	(14,488)	(15,140)
Effective IT/SC (ITSC/EBIT)	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
NET INCOME (=)	49,860	51,874	54,080	56,453	58,932	61,524	64,437	67,470	70,573	73,760	77,080	80,548	84,173
Net Margin (NI/ROL)	*28.2%*	*32.3%*	*32.3%*	*32.3%*	*32.2%*	*32.2%*	*32.3%*	*32.3%*	*32.4%*	*32.4%*	*32.4%*	*32.4%*	*32.4%*
INFLOWS	61,073	54,237	56,617	59,176	61,850	64,644	67,527	70,541	73,704	77,018	80,484	84,106	87,891
Net Income	49,860	51,874	54,080	56,453	58,932	61,524	64,437	67,470	70,573	73,760	77,080	80,548	84,173
Depreciation/Amortization (+)	11,212	2,362	2,537	2,723	2,917	3,120	3,089	3,071	3,131	3,258	3,405	3,558	3,718
OUTFLOWS	16,140	6,501	6,841	7,201	7,572	7,953	8,113	8,307	8,599	8,972	9,375	9,797	10,238
Working Capital - *Return on*	593	529	549	574	600	627	655	684	715	747	781	816	853
Fixed Assets - *Return on*	2,755	2,177	2,258	2,341	2,421	2,499	2,585	2,687	2,804	2,930	3,061	3,199	3,343
Fixed Assets - *Return of*	11,212	2,362	2,537	2,723	2,917	3,120	3,089	3,071	3,131	3,258	3,405	3,558	3,718
Working Force - *Return on*	1,580	1,434	1,496	1,564	1,634	1,708	1,784	1,865	1,949	2,036	2,128	2,224	2,324
SIMPLE RESULT	44,933	47,735	49,776	51,975	54,278	56,690	59,413	62,234	65,105	68,047	71,109	74,309	77,653
Partial Period	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*
Mid-year convention	*14.50*	*15.50*	*16.50*	*17.50*	*18.50*	*19.50*	*20.50*	*21.50*	*22.50*	*23.50*	*24.50*	*25.50*	*26.50*
Discount Rate @ 12.4%	*0.18*	*0.16*	*0.15*	*0.13*	*0.11*	*0.10*	*0.09*	*0.08*	*0.07*	*0.06*	*0.06*	*0.05*	*0.05*
Discounted cash flow	8,243	7,790	7,227	6,713	6,237	5,795	5,403	5,035	4,686	4,357	4,051	3,766	3,501
CUSTOMER RELATIONSHIP'S VALUE - BEFORE TAB	241,015												
Intangible Useful Life	*27 years*												
Residual TAB	116,044	107,118	98,191	89,265	80,338	71,412	62,485	53,559	44,632	35,706	26,779	17,853	8,926
Value to be amortized in the years	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926	8,926
Tax benefited value	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361	1,361
PRESENT VALUE OF TAB	250	222	198	176	156	139	124	110	98	87	78	69	61
TAX AMORTIZATION BENEFIT (TAB)	11,134												
CUSTOMER RELATIONSHIP'S VALUE - AFTER TAB	252,149												

ENERGY PURCHASE AGREEMENT AND WATER USE CONTRACT

- DESCRIPTION

In the valuation date, DAC owns energy purchase agreement and also water use contract that gives it economic benefit, since it guarantee the purchase by lower prices than the practiced on the market. The contracts have the following validities: (I) energy purchase agreement - thirty-one years; (II) water use contract - forty-eight years.

- ASSESSMENT METHODOLOGY

To assess the contracts, it was used the "With or Without" method, that use the revenue approach to assess the value of this intangible asset. This methodology consist in estimate the differences between the cash flow generated by the asset, considering the effect of the existence of the contracts and the value of the cash flow calculated in a hypothetical scenario where the contracts do not exist.

The cash flow with the energy purchase agreement and water use contracts is the cash flow used in the valuation of the company, that are calculated considering:

Energy Purchase Agreement

- Annual average of use of kMh projected by the company, which is provided by Braskem: 26,500 MW/h.
- Average price agreed in the contract with Braskem, the supplying company, been adjusted by the inflation annually. It should be pointed that the agreed value represents a save of DAC's costs, since it is lower than the price practiced in the market for others supplying companies, such as the local distributed Coelba.

Assignment of Water Use Contract

- Annual average of use of m³ projected by the company, which is provided by Braskem/Copena: 17,520 thousand m³/year.
- Average price agreed in the contract with Braskem, the supplying company, been adjusted by the inflation annually. It should be pointed that the agreed value represents a save of DAC's costs, since it is lower than the price practiced in the market for others supplying companies, such as the local distributed Embasa (*Empresa Baiana de Águas e Sanamento S.A.*).

To the calculation of the cash flow without the contracts, it was considered the following assumptions:

- Additional cost because of the loss of the contracts, which it would make the company by at higher prices in the market to fulfill its demand.
- Loss of margin caused by the increase of cost with water and energy.

After estimated the attributable value of the contracts, it is necessary to consider the tax amortization impact of the goodwill attributed to this asset. This amortization is an economic benefit for the acquirer, which reduce its effective expenses in the acquisition, and, therefore, it is necessary that the same is taken into account in the assessment of its value.

The present value of the tax amortization benefits was calculated according to current fiscal guidelines, which require a fiscal amortization according to the useful life of the asset.

Therefore, the fair value of the intangible is the difference between both cash flows, with and without the contracts, added to the tax amortization benefit.

- ASSESSMENT CRITERIA

In order to estimate the impact of the nonexistence of energy and water contracts of in the cash flow projection, the following factor were considered:

- Net Revenue: Was considered the same revenues projected in the company's cash flow.
- Revenue Tax Deductions: Was considered a tax rate of 15%, in accordance with the current tributary guideline for "Real Profit" regime in Brazil, based in the Brazilian tax rate in the valuation date.
- Discount Rate Application: The cash flow after tax, after the adjusts described above, were brought to present value by the company's discount rate added a premium of 1%.
- Useful life - As informed by the company's administration, it was considered an useful life of: (I) thirty-one years to the energy purchase agreement; (II) forty-eight years to the water use contract.
- Tax Amortization Benefit: Were calculated the fiscal amortization benefit in accordance with the current fiscal guidelines, which demand an amortization in accordance with the asset's useful life. This value was added to the fair value of the contracts.

- CONCLUSION

Based on the assumptions and the analyses described previously, demonstrated with more details in the Attachments 4F and 4G, we concluded the following to the fair value and the useful life of DAC's energy purchase agreement and water use contract:

ASSET (BRL thousand)	FAIR VALUE	STEP UP	REMAINING USEFUL LIVE
Energy Purchase Agreement	30,889	30,889	31 anos
Water Use Contract	117,621	117,621	48 anos

SCENARIO WITH ENERGY PURCHASE AGREEMENT (BRL Thousand)			2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
COST OF ENERGY			(8,480)	(8,862)	(9,260)	(9,677)	(10,113)	(10,568)	(11,043)	(11,540)	(12,059)	(12,602)
Volume (Kwh)			26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500
Average price (BRL thousand/Kwh)			0.32	0.33	0.35	0.37	0.38	0.40	0.42	0.44	0.46	0.48
TAX BENEFIT WITH ENERGY EXPENSES (+)			1,293	1,351	1,412	1,475	1,542	1,611	1,684	1,760	1,839	1,921
(% EBIT)			-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
COST OF ENERGY AFTER INCOME TAXES			(7,187)	(7,510)	(7,848)	(8,202)	(8,571)	(8,956)	(9,359)	(9,781)	(10,221)	(10,681)
(% NOR)			-4%	-4%	-4%	-4%	-4%	-4%	-4%	-4%	-4%	-4%
Partial Period			1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Mid-year convention			0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50
Discount rate @ 12.41%	12.4%		0.94	0.84	0.75	0.66	0.59	0.53	0.47	0.42	0.37	0.33
COST OF ENERGY'S PRESENT VALUE (SCENARIO 1)		-	(6,779)	(6,102)	(5,859)	(5,447)	(5,063)	(4,707)	(4,376)	(4,068)	(3,782)	(3,516)
COST OF ENERGY'S PRESENT VALUE SUM		(86,326)										
ECONOMIC VALUE - WITH ENERGY PURCHASE AGREEMENT (A)		(86,326)										
Sum of the incremental cash flow from the energy purchase agreement		29,675										
ENERGY'S PURCHASE AGREEMENT VALUE - BEFORE TAB		29,675										
Intangible Useful Life		31										
Residual TAB		29,675	28,717	27,760	26,803	25,846	24,888	23,931	22,974	22,017	21,059	20,102
Value to be amortized in the years		957	957	957	957	957	957	957	957	957	957	957
Tax benefited value		146	146	146	146	146	146	146	146	146	146	146
PRESENT VALUE OF TAB		138	122	109	97	86	77	68	61	54	48	43
TAX AMORTIZATION BENEFIT (TAB)		1,214										
ENERGY'S PURCHASE AGREEMENT VALUE - AFTER TAB		30,889										

SCENARIO WITH ENERGY PURCHASE AGREEMENT (BRL Thousand)			2027
COST OF ENERGY			(13,169)
Volume (Kwh)			26,500
Average price (BRL thousand/Kwh)			0.50
TAX BENEFIT WITH ENERGY EXPENSES (+)			2,008
(% EBIT)			*-15.2%*
COST OF ENERGY AFTER INCOME TAXES			(11,161)
(% NOR)			*-4%*
Partial Period			*1.00*
Mid-year convention			*10.50*
Discount rate @ 12.41%	12.4%		*0.29*
COST OF ENERGY'S PRESENT VALUE (SCENARIO 1)		-	(3,269)
COST OF ENERGY'S PRESENT VALUE SUM		(86,326)	
ECONOMIC VALUE – WITH ENERGY PURCHASE AGREEMENT (A)		(86,326)	
Sum of the incremental cash flow from the energy purchase agreement		*29,675*	
ENERGY'S PURCHASE AGREEMENT VALUE - BEFORE TAB		29,675	
Intangible Useful Life		31	
Residual TAB		29,675	19,145
Value to be amortized in the years		957	957
Tax benefited value		146	146
PRESENT VALUE OF TAB		138	38
TAX AMORTIZATION BENEFIT (TAB)		1,214	
ENERGY'S PURCHASE AGREEMENT VALUE - AFTER TAB		30,889	

SCENARIO WITH ENERGY PURCHASE AGREEMENT (BRL Thousand)			2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
COST OF ENERGY			(13,762)	(14,381)	(15,028)	(15,704)	(16,411)	(17,150)	(17,921)	(18,728)	(19,571)	(20,451)
Volume (Kwh)			26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500
Average price (BRL thousand/Kwh)			0.52	0.54	0.57	0.59	0.62	0.65	0.68	0.71	0.74	0.77
TAX BENEFIT WITH ENERGY EXPENSES (+)			2,098	2,193	2,291	2,394	2,502	2,615	2,733	2,855	2,984	3,118
(% EBIT)			*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
COST OF ENERGY AFTER INCOME TAXES			(11,664)	(12,188)	(12,737)	(13,310)	(13,909)	(14,535)	(15,189)	(15,872)	(16,587)	(17,333)
(% NOR)			*-4%*	*-4%*	*-4%*	*-4%*	*-4%*	*-4%*	*-4%*	*-4%*	*-4%*	*-4%*
Partial Period			*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*
Mid-year convention			*11.50*	*12.50*	*13.50*	*14.50*	*15.50*	*16.50*	*17.50*	*18.50*	*19.50*	*20.50*
Discount rate @ 12.41%	12.4%		*0.26*	*0.23*	*0.21*	*0.18*	*0.16*	*0.15*	*0.13*	*0.11*	*0.10*	*0.09*
COST OF ENERGY'S PRESENT VALUE (SCENARIO 1)		-	(3,039)	(2,825)	(2,626)	(2,442)	(2,270)	(2,110)	(1,962)	(1,824)	(1,696)	(1,576)
COST OF ENERGY'S PRESENT VALUE SUM		(86,326)										
ECONOMIC VALUE - WITH ENERGY PURCHASE AGREEMENT (A)		(86,326)										
Sum of the incremental cash flow from the energy purchase agreement		29,675										
ENERGY'S PURCHASE AGREEMENT VALUE - BEFORE TAB		29,675										
Intangible Useful Life		31										
Residual TAB		29,675	18,188	17,230	16,273	15,316	14,359	13,401	12,444	11,487	10,530	9,572
Value to be amortized in the years		957	957	957	957	957	957	957	957	957	957	957
Tax benefited value		146	146	146	146	146	146	146	146	146	146	146
PRESENT VALUE OF TAB		138	34	30	27	24	21	19	17	15	13	12
TAX AMORTIZATION BENEFIT (TAB)		1,214										
ENERGY'S PURCHASE AGREEMENT VALUE - AFTER TAB		30,889										

SCENARIO WITH ENERGY PURCHASE AGREEMENT (BRL Thousand)			2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
COST OF ENERGY			(21,372)	(22,333)	(23,338)	(24,389)	(25,486)	(26,633)	(27,831)	(29,084)	(30,393)	(31,760)
Volume (Kwh)			26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500
Average price (BRL thousand/Kwh)			0.81	0.84	0.88	0.92	0.96	1.01	1.05	1.10	1.15	1.20
TAX BENEFIT WITH ENERGY EXPENSES (+)			3,259	3,405	3,558	3,719	3,886	4,061	4,243	4,434	4,634	4,843
(% EBIT)			*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
COST OF ENERGY AFTER INCOME TAXES			(18,113)	(18,928)	(19,780)	(20,670)	(21,600)	(22,572)	(23,588)	(24,649)	(25,759)	(26,918)
(% NOR)			*-4%*	*-4%*	*-4%*	*-4%*	*-4%*	*-4%*	*-4%*	*-4%*	*-4%*	*-4%*
Partial Period			*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*
Mid-year convention			*21.50*	*22.50*	*23.50*	*24.50*	*25.50*	*26.50*	*27.50*	*28.50*	*29.50*	*30.50*
Discount rate @ 12.41%	12.4%		*0.08*	*0.07*	*0.06*	*0.06*	*0.05*	*0.05*	*0.04*	*0.04*	*0.03*	*0.03*
COST OF ENERGY'S PRESENT VALUE (SCENARIO 1)		-	(1,465)	(1,362)	(1,267)	(1,177)	(1,095)	(1,018)	(946)	(879)	(818)	(760)
COST OF ENERGY'S PRESENT VALUE SUM		(86,326)										
ECONOMIC VALUE - WITH ENERGY PURCHASE AGREEMENT (A)		(86,326)										
Sum of the incremental cash flow from the energy purchase agreement		29,675										
ENERGY'S PURCHASE AGREEMENT VALUE - BEFORE TAB		29,675										
Intangible Useful Life		31										
Residual TAB		29,675	8,615	7,658	6,701	5,743	4,786	3,829	2,872	1,914	957	-
Value to be amortized in the years		957	957	957	957	957	957	957	957	957	957	-
Tax benefited value		146	146	146	146	146	146	146	146	146	146	-
PRESENT VALUE OF TAB		138	11	9	8	7	7	6	5	5	4	-
TAX AMORTIZATION BENEFIT (TAB)		1,214										
ENERGY'S PURCHASE AGREEMENT VALUE - AFTER TAB		30,889										

SCENARIO WITHOUT ENERGY PURCHASE AGREEMENT (BRL Thousand)		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
COST OF ENERGY		(11,395)	(11,908)	(12,444)	(13,004)	(13,589)	(14,200)	(14,839)	(15,507)	(16,205)	(16,934)	(17,696)
Volume		26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500
Average Ticket		0.43	0.45	0.47	0.49	0.51	0.54	0.56	0.59	0.61	0.64	0.67
TAXES (-)		1,737	1,816	1,897	1,983	2,072	2,165	2,263	2,364	2,471	2,582	2,698
(% EBIT)		*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
COST OF ENERGY AFTER TAXES		(9,658)	(10,092)	(10,546)	(11,021)	(11,517)	(12,035)	(12,577)	(13,143)	(13,734)	(14,352)	(14,998)
(% NOR)		*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*
Partial period		*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*
Mid-year convention		*0.50*	*1.50*	*2.50*	*3.50*	*4.50*	*5.50*	*6.50*	*7.50*	*8.50*	*9.50*	*10.50*
Discount rate @ 12.41%	12.4%	*0.94*	*0.84*	*0.75*	*0.66*	*0.59*	*0.53*	*0.47*	*0.42*	*0.37*	*0.33*	*0.29*
ENERGY'S COST PRESENT VALUE (SCENARIO 2)		(9,109)	(8,468)	(7,873)	(7,319)	(6,804)	(6,325)	(5,881)	(5,467)	(5,082)	(4,725)	(4,393)
ENERGY'S COST PRESENT VALUE SUM		(116,000)										
ECONOMIC VALUE - ENERGY PURCHASE AGREEMENT (B)		(116,000)										

SCENARIO WITHOUT ENERGY PURCHASE AGREEMENT (BRL Thousand)		2017	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
COST OF ENERGY		(11,395)	(18,492)	(19,325)	(20,194)	(21,103)	(22,053)	(23,045)	(24,082)	(25,166)	(26,298)	(27,481)
Volume		26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500
Average Ticket		0.43	0.70	0.73	0.76	0.80	0.83	0.87	0.91	0.95	0.99	1.04
TAXES (-)		1,737	2,820	2,946	3,079	3,218	3,362	3,514	3,672	3,837	4,010	4,190
(% EBIT)		*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
COST OF ENERGY AFTER TAXES		(9,658)	(15,673)	(16,378)	(17,115)	(17,885)	(18,690)	(19,531)	(20,410)	(21,329)	(22,288)	(23,291)
(% NOR)		*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*	*-6%*
Partial period		*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*
Mid-year convention		*0.50*	*11.50*	*12.50*	*13.50*	*14.50*	*15.50*	*16.50*	*17.50*	*18.50*	*19.50*	*20.50*
Discount rate @ 12.41%	12.4%	*0.94*	*0.26*	*0.23*	*0.21*	*0.18*	*0.16*	*0.15*	*0.13*	*0.11*	*0.10*	*0.09*
ENERGY'S COST PRESENT VALUE (SCENARIO 2)		(9,109)	(4,084)	(3,796)	(3,529)	(3,281)	(3,050)	(2,836)	(2,636)	(2,451)	(2,278)	(2,118)
ENERGY'S COST PRESENT VALUE SUM		(116,000)										
ECONOMIC VALUE - ENERGY PURCHASE AGREEMENT (B)		(116,000)										

SCENARIO WITHOUT ENERGY PURCHASE AGREEMENT (BRL Thousand)		2017	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
COST OF ENERGY		(11,395)	(28,718)	(30,010)	(31,361)	(32,772)	(34,247)	(35,788)	(37,398)	(39,081)	(40,840)	(42,678)
Volume		26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500	26,500
Average Ticket		0.43	1.08	1.13	1.18	1.24	1.29	1.35	1.41	1.47	1.54	1.61
TAXES (-)		1,737	4,379	4,576	4,782	4,997	5,222	5,457	5,702	5,959	6,227	6,507
(% EBIT)		-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%	-15.2%
COST OF ENERGY AFTER TAXES		(9,658)	(24,339)	(25,435)	(26,579)	(27,775)	(29,025)	(30,331)	(31,696)	(33,123)	(34,613)	(36,171)
(% NOR)		-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%	-6%
Partial period		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Mid-year convention		0.50	21.50	22.50	23.50	24.50	25.50	26.50	27.50	28.50	29.50	30.50
Discount rate @ 12.41%	12.4%	0.94	0.08	0.07	0.06	0.06	0.05	0.05	0.04	0.04	0.03	0.03
ENERGY'S COST PRESENT VALUE (SCENARIO 2)		(9,109)	(1,969)	(1,831)	(1,702)	(1,582)	(1,471)	(1,367)	(1,271)	(1,182)	(1,099)	(1,021)
ENERGY'S COST PRESENT VALUE SUM		(116,000)										
ECONOMIC VALUE – ENERGY PURCHASE AGREEMENT (B)		(116,000)										

SCENARIO WITH WATER USE CONTRACTS BRL (Thousand)			2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
WATER USE COST			(4.205)	(4.394)	(4.592)	(4.798)	(5.014)	(5.240)	(5.476)	(5.722)	(5.980)	(6.249)	(6.530)
Water Volum (thousand m³/year)			17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average Ticket (BRL)			0,24	0,25	0,26	0,27	0,29	0,30	0,31	0,33	0,34	0,36	0,37
TAX BENEFIT WITH WATER USE COSTS (+)			641	670	700	732	765	799	835	872	912	953	996
(% EBIT)			-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES			(3.564)	(3.724)	(3.892)	(4.067)	(4.250)	(4.441)	(4.641)	(4.850)	(5.068)	(5.296)	(5.534)
(% NOR)			-2,1%	-2,2%	-2,2%	-2,1%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%
Partial Period			1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention			0,50	1,50	2,50	3,50	4,50	5,50	6,50	7,50	8,50	9,50	10,50
Discount rate @ 12.41%	12,4%		0,94	0,84	0,75	0,66	0,59	0,53	0,47	0,42	0,37	0,33	0,29
COST OF WATER USE'S PRESENT VALUE (SCENARIO 1)			(3.361)	(3.125)	(2.905)	(2.701)	(2.511)	(2.334)	(2.170)	(2.017)	(1.875)	(1.743)	(1.621)
COST OF ENERGY'S PRESENT VALUE SUM		(46.344)											
ECONOMIC VALUE - WITH WATER USE CONTRACTS (A)		(46.344)											
Sum of the incremental cash flow from water use costs		114.541											
WATER USE CONTRACTS VALUE - BEFORE TAB		114.541											
Intangible Useful Life		48											
Residual TAB			114.541	112.155	109.768	107.382	104.996	102.610	100.223	97.837	95.451	93.065	90.678
Value to be amortized in the years			2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386
Tax benefited value			364	364	364	364	364	364	364	364	364	364	364
PRESENT VALUE OF TAB			343	305	272	242	215	191	170	151	135	120	107
TAX AMORTIZATION BENEFIT (TAB)		3.080											
WATER USE CONTRACTS VALUE - AFTER TAB		117.621											

SCENARIO WITH WATER USE CONTRACTS BRL (Thousand)		2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
WATER USE COST		(6.824)	(7.131)	(7.452)	(7.787)	(8.137)	(8.504)	(8.886)	(9.286)	(9.704)	(10.141)
Water Volum (thousand m³/year)		17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average Ticket (BRL)		0,39	0,41	0,43	0,44	0,46	0,49	0,51	0,53	0,55	0,58
TAX BENEFIT WITH WATER USE COSTS (+)		1.040	1.087	1.136	1.187	1.241	1.297	1.355	1.416	1.480	1.546
(% EBIT)		-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES		(5.783)	(6.044)	(6.316)	(6.600)	(6.897)	(7.207)	(7.531)	(7.870)	(8.224)	(8.595)
(% NOR)		-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%
Partial Period		1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention		11,50	12,50	13,50	14,50	15,50	16,50	17,50	18,50	19,50	20,50
Discount rate @ 12.41%	12,4%	0,26	0,23	0,21	0,18	0,16	0,15	0,13	0,11	0,10	0,09
COST OF WATER USE'S PRESENT VALUE (SCENARIO 1)		(1.507)	(1.401)	(1.302)	(1.211)	(1.126)	(1.046)	(973)	(904)	(841)	(782)
COST OF ENERGY'S PRESENT VALUE SUM	(46.344)										
ECONOMIC VALUE - WITH WATER USE CONTRACTS (A)	(46.344)										
Sum of the incremental cash flow from water use costs	114.541										
WATER USE CONTRACTS VALUE - BEFORE TAB	114.541										
Intangible Useful Life	48										
Residual TAB		88.292	85.906	83.520	81.133	78.747	76.361	73.974	71.588	69.202	66.816
Value to be amortized in the years		2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386
Tax benefited value		364	364	364	364	364	364	364	364	364	364
PRESENT VALUE OF TAB		95	84	75	67	59	53	47	42	37	33
TAX AMORTIZATION BENEFIT (TAB)	3.080										
WATER USE CONTRACTS VALUE - AFTER TAB	117.621										

SCENARIO WITH WATER USE CONTRACTS BRL (Thousand)		2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
WATER USE COST		(10.597)	(11.074)	(11.572)	(12.093)	(12.637)	(13.206)	(13.800)	(14.421)	(15.070)	(15.748)
Water Volum (thousand m³/year)		17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average Ticket (BRL)		0,60	0,63	0,66	0,69	0,72	0,75	0,79	0,82	0,86	0,90
TAX BENEFIT WITH WATER USE COSTS (+)		1.616	1.688	1.764	1.844	1.927	2.014	2.104	2.199	2.298	2.401
(% EBIT)		*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*
WATER USE COST AFTER TAXES		(8.981)	(9.386)	(9.808)	(10.249)	(10.710)	(11.192)	(11.696)	(12.222)	(12.772)	(13.347)
(% NOR)		-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%	-2,2%
Partial Period		*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*
Mid-year convention		*21,50*	*22,50*	*23,50*	*24,50*	*25,50*	*26,50*	*27,50*	*28,50*	*29,50*	*30,50*
Discount rate @ 12.41%	12,4%	*0,08*	*0,07*	*0,06*	*0,06*	*0,05*	*0,05*	*0,04*	*0,04*	*0,03*	*0,03*
COST OF WATER USE'S PRESENT VALUE (SCENARIO 1)		(727)	(676)	(628)	(584)	(543)	(505)	(469)	(436)	(405)	(377)
COST OF ENERGY'S PRESENT VALUE SUM	(46.344)										
ECONOMIC VALUE - WITH WATER USE CONTRACTS (A)	(46.344)										
Sum of the incremental cash flow from water use costs	114.541										
WATER USE CONTRACTS VALUE - BEFORE TAB	114.541										
Intangible Useful Life	48										
Residual TAB		64.429	62.043	59.657	57.271	54.884	52.498	50.112	47.725	45.339	42.953
Value to be amortized in the years		2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386
Tax benefited value		364	364	364	364	364	364	364	364	364	364
PRESENT VALUE OF TAB		29	26	23	21	18	16	15	13	12	1
TAX AMORTIZATION BENEFIT (TAB)	3.080										
WATER USE CONTRACTS VALUE - AFTER TAB	117.621										

SCENARIO WITH WATER USE CONTRACTS BRL (Thousand)			2048	2049	2050	2051	2052	2053	2054	2055	2056	2057
WATER USE COST			(16.457)	(17.198)	(17.971)	(18.780)	(19.625)	(20.508)	(21.431)	(22.396)	(23.403)	(24.457)
Water Volum (thousand m³/year)			17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average Ticket (BRL)			0,94	0,98	1,03	1,07	1,12	1,17	1,22	1,28	1,34	1,40
TAX BENEFIT WITH WATER USE COSTS (+)			2.509	2.622	2.740	2.863	2.992	3.127	3.268	3.415	3.568	3.729
(% EBIT)			*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*
WATER USE COST AFTER TAXES			(13.948)	(14.575)	(15.231)	(15.917)	(16.633)	(17.381)	(18.164)	(18.981)	(19.835)	(20.728)
(% NOR)			n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Partial Period			*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*
Mid-year convention			*31,50*	*32,50*	*33,50*	*34,50*	*35,50*	*36,50*	*37,50*	*38,50*	*39,50*	*40,50*
Discount rate @ 12.41%	12,4%		*0,03*	*0,02*	*0,02*	*0,02*	*0,02*	*0,01*	*0,01*	*0,01*	*0,01*	*0,01*
COST OF WATER USE'S PRESENT VALUE (SCENARIO 1)			(350)	(326)	(303)	(282)	(262)	(243)	(226)	(210)	(195)	(182)
COST OF ENERGY'S PRESENT VALUE SUM		(46.344)										
ECONOMIC VALUE - WITH WATER USE CONTRACTS (A)		(46.344)										
Sum of the incremental cash flow from water use costs		114.541										
WATER USE CONTRACTS VALUE - BEFORE TAB		114.541										
Intangible Useful Life		48										
Residual TAB			40.567	38.180	35.794	33.408	31.022	28.635	26.249	23.863	21.476	19.090
Value to be amortized in the years			2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386	2.386
Tax benefited value			364	364	364	364	364	364	364	364	364	364
PRESENT VALUE OF TAB			-	8	7	6	6	5	5	4	4	3
TAX AMORTIZATION BENEFIT (TAB)		3.080										
WATER USE CONTRACTS VALUE - AFTER TAB		117.621										

SCENARIO WITH WATER USE CONTRACTS BRL (Thousand)		2058	2059	2060	2061	2062	2063	2064
WATER USE COST		(25.557)	(26.707)	(27.909)	(29.165)	(30.477)	(31.849)	(33.282)
Water Volum (thousand m³/year)		17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average Ticket (BRL)		1,46	1,52	1,59	1,66	1,74	1,82	1,90
TAX BENEFIT WITH WATER USE COSTS (+)		3.897	4.072	4.255	4.447	4.647	4.856	5.075
(% EBIT)		-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES		(21.660)	(22.635)	(23.654)	(24.718)	(25.830)	(26.993)	(28.208)
(% NOR)		n/a	n/a	n/a	n/a	n/a	n/a	n/a
Partial Period		1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention		41,50	42,50	43,50	44,50	45,50	46,50	47,50
Discount rate @ 12.41%	12,4%	0,01	0,01	0,01	0,01	0,00	0,00	0,00
COST OF WATER USE'S PRESENT VALUE (SCENARIO 1)		(169)	(157)	(146)	(136)	(126)	(117)	(109)
COST OF ENERGY'S PRESENT VALUE SUM	(46.344)							
ECONOMIC VALUE - WITH WATER USE CONTRACTS (A)	(46.344)							
Sum of the incremental cash flow from water use costs	114.541							
WATER USE CONTRACTS VALUE - BEFORE TAB	114.541							
Intangible Useful Life	48							
Residual TAB		16.704	14.318	11.931	9.545	7.159	4.773	2.386
Value to be amortized in the years		2.386	2.386	2.386	2.386	2.386	2.386	2.386
Tax benefited value		364	364	364	364	364	364	364
PRESENT VALUE OF TAB		3	3	2	2	2	2	1
TAX AMORTIZATION BENEFIT (TAB)	3.080							
WATER USE CONTRACTS VALUE - AFTER TAB	117.621							

DRAFT

SCENARIO WITHOUT WATER USE CONTRACTS BRL (Thousand)		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
COST OF WATER USE		(14.892)	(15.562)	(16.262)	(16.994)	(17.759)	(18.558)	(19.393)	(20.266)	(21.178)	(22.131)	(23.127)
Water Volume (M³)		17.520	17.520	**17.520**	**17.520**	**17.520**	17.520	17.520	17.520	17.520	17.520	17.520
Average ticket		**0,85**	**0,89**	**0,93**	**0,97**	1,01	1,06	1,11	1,16	1,21	1,26	1,32
TAX BENEFIT WITH WATER USE COSTS (+)		2.271	2.373	2.480	2.591	2.708	2.830	2.957	3.090	3.229	3.374	3.526
(% EBIT)		-15,2%	**-15,2%**	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES		(12.621)	(13.189)	(13.783)	(14.403)	(15.051)	(15.729)	(16.436)	(17.176)	(17.949)	(18.757)	(19.601)
(% NOR)		-7%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%
Partial Period		*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*
Mid-year convention		*0,50*	***1,50***	*2,50*	*3,50*	*4,50*	*5,50*	*6,50*	*7,50*	*8,50*	*9,50*	*10,50*
Discount rate @ 12.41%	12,4%	*0,94*	*0,84*	*0,75*	*0,66*	*0,59*	*0,53*	*0,47*	*0,42*	*0,37*	*0,33*	*0,29*
WATER USE'S COST PRESENT VALUE (SCENARIO 2)		(11.905)	(11.067)	(10.289)	(9.565)	(8.892)	(8.267)	(7.685)	(7.145)	(6.642)	(6.175)	(5.741)
WATER USE'S COST PRESENT VALUE SUM		(160.885)										
ECONOMIC VALUE - WATER USE CONTRACT (B)		(160.885)										

SCENARIO WITHOUT WATER USE CONTRACTS BRL (Thousand)		2017	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
COST OF WATER USE		(14.892)	(24.168)	(25.255)	(26.392)	(27.579)	(28.820)	(30.117)	(31.472)	(32.889)	(34.369)	(35.915)
Water Volume (M³)		17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average ticket		0,85	1,38	1,44	1,51	1,57	1,64	1,72	1,80	1,88	1,96	2,05
TAX BENEFIT WITH WATER USE COSTS (+)		2.271	3.685	3.851	4.024	4.205	4.394	4.592	4.799	5.015	5.240	5.476
(% EBIT)		-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES		(12.621)	(20.483)	(21.404)	(22.368)	(23.374)	(24.426)	(25.525)	(26.674)	(27.874)	(29.128)	(30.439)
(% NOR)		-7%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%
Partial Period		1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention		0,50	11,50	12,50	13,50	14,50	15,50	16,50	17,50	18,50	19,50	20,50
Discount rate @ 12.41%	12,4%	0,94	0,26	0,23	0,21	0,18	0,16	0,15	0,13	0,11	0,10	0,09
WATER USE'S COST PRESENT VALUE (SCENARIO 2)		(11.905)	(5.337)	(4.961)	(4.612)	(4.288)	(3.986)	(3.706)	(3.445)	(3.203)	(2.978)	(2.768)
WATER USE'S COST PRESENT VALUE SUM		(160.885)										
ECONOMIC VALUE - WATER USE CONTRACT (B)		(160.885)										

SCENARIO WITHOUT WATER USE CONTRACTS BRL (Thousand)		2017	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
COST OF WATER USE		(14.892)	(37.531)	(39.220)	(40.985)	(42.830)	(44.757)	(46.771)	(48.876)	(51.075)	(53.373)	(55.775)
Water Volume (M³)		17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average ticket		0,85	2,14	2,24	2,34	2,44	2,55	2,67	2,79	2,92	3,05	3,18
TAX BENEFIT WITH WATER USE COSTS (+)		2.271	5.722	5.980	6.249	6.530	6.824	7.131	7.452	7.787	8.138	8.504
(% EBIT)		*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*
WATER USE COST AFTER TAXES		(12.621)	(31.809)	(33.240)	(34.736)	(36.299)	(37.933)	(39.640)	(41.424)	(43.288)	(45.236)	(47.271)
(% NOR)		-7%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%	-8%
Partial Period		*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*
Mid-year convention		*0,50*	*21,50*	*22,50*	*23,50*	*24,50*	*25,50*	*26,50*	*27,50*	*28,50*	*29,50*	*30,50*
Discount rate @ 12.41%	12,4%	*0,94*	*0,08*	*0,07*	*0,06*	*0,06*	*0,05*	*0,05*	*0,04*	*0,04*	*0,03*	*0,03*
WATER USE'S COST PRESENT VALUE (SCENARIO 2)		(11.905)	(2.573)	(2.392)	(2.224)	(2.068)	(1.922)	(1.787)	(1.661)	(1.544)	(1.436)	(1.335)
WATER USE'S COST PRESENT VALUE SUM		(160.885)										
ECONOMIC VALUE - WATER USE CONTRACT (B)		(160.885)										

SCENARIO WITHOUT WATER USE CONTRACTS BRL (Thousand)	2017	2048	2049	2050	2051	2052	2053	2054	2055	2056	2057
COST OF WATER USE	(14.892)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)
Water Volume (M³)	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average ticket	0,85	3,18	3,18	3,18	3,18	3,18	3,18	3,18	3,18	3,18	3,18
TAX BENEFIT WITH WATER USE COSTS (+)	2.271	8.504	8.504	8.504	8.504	8.504	8.504	8.504	8.504	8.504	8.504
(% EBIT)	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%	-15,2%
WATER USE COST AFTER TAXES	(12.621)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)
(% NOR)	-7%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Partial Period	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00	1,00
Mid-year convention	0,50	31,50	32,50	33,50	34,50	35,50	36,50	37,50	38,50	39,50	40,50
Discount rate @ 12.41% 12,4%	0,94	0,03	0,02	0,02	0,02	0,02	0,01	0,01	0,01	0,01	0,01
WATER USE'S COST PRESENT VALUE (SCENARIO 2)	(11.905)	(1.188)	(1.056)	(940)	(836)	(744)	(662)	(589)	(524)	(466)	(414)
WATER USE'S COST PRESENT VALUE SUM	(160.885)										
ECONOMIC VALUE - WATER USE CONTRACT (B)	(160.885)										

SCENARIO WITHOUT WATER USE CONTRACTS BRL (Thousand)		2017	2058	2059	2060	2061	2062	2063	2064
COST OF WATER USE		(14.892)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)	(55.775)
Water Volume (M^3)		17.520	17.520	17.520	17.520	17.520	17.520	17.520	17.520
Average ticket		0,85	3,18	3,18	3,18	3,18	3,18	3,18	3,18
TAX BENEFIT WITH WATER USE COSTS (+)		2.271	8.504	8.504	8.504	8.504	8.504	8.504	8.504
(% EBIT)		*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*	*-15,2%*
WATER USE COST AFTER TAXES		(12.621)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)	(47.271)
(% NOR)		-7%	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Partial Period		*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*
Mid-year convention		*0,50*	*41,50*	*42,50*	*43,50*	*44,50*	*45,50*	*46,50*	*47,50*
Discount rate @ 12.41%	12,4%	*0,94*	*0,01*	*0,01*	*0,01*	*0,01*	*0,00*	*0,00*	*0,0*
WATER USE'S COST PRESENT VALUE (SCENARIO 2)		(11.905)	(369)	(328)	(292)	(260)	(231)	(205)	(183)
WATER USE'S COST PRESENT VALUE SUM		(160.885)							
ECONOMIC VALUE - WATER USE CONTRACT (B)		(160.885)							

DAC'S BALANCE SHEET (BRL thousand)	NET BALANCE IN 12/31/2016	STEP UPS	NET BALANCE AT FAIR MARKET VALUE IN 12/31/2016
CURRENT ASSETS	25.959	-	25.959
NON CURRENT ASSETS	271.914	521.351	793.265
LONG TERM ASSETS	141.794	-	141.794
INVESTMENTS	-	-	-
FIXED ASSETS	130.096	120.692	250.788
Residual Fixed assets	130.096	120.692	250.788
Property		1.336	1.336
Instalations / tubulations / water weels	15.526	102.516	118.042
Machinery and equipments	50.937	16.853	67.791
Furniture and utilities	194	-	194
Vehicles	226	(14)	213
IT equipment	32	-	32
Construction in progress	63.181	-	63.181
INTANGIBLE	24	400.659	400.683
TOTAL ASSETS	297.873	521.351	819.224
CURRENT LIABILITES	17.442	-	17.442
LONG TERM LIABILITES	223.045	177.259	400.305
Loans and financing	6.449	-	6.449
Debentures	212.907	-	212.907
Tax obligations	3.484	177.259	180.743
Related parts	206	-	206
Outher liabilites	-	-	-
NET EQUITY	57.367	344.092	401.458
Social capital	42.630	-	42.630
Retained profits	(9.141)	-	(9.141)
Period result	23.878	-	23.878
Market adjusts	-	344.092	344.092
TOTAL LIABILITES	297.855	521.351	819.206

ATTACHMENT 5

DELOITTE TOUCHE TOHMATSU

Ativos Fixos em 31 de Dezembro de 2016

(R$)

Cetrel S/A	Valor Original	Depreciação	Valor Residual Contábil		Valor de Reposição	Valor de Mercado	Mais Valia
1.2.03.01.0001 - TERRENOS	13.764.264	-	13.764.264		117.910.800	117.910.800	104.146.536
1.2.03.01.0002 - EDIFICACOES E INSTALACOES	106.592.306	(45.539.145)	61.053.160				
1.2.03.01.0011 - OUTRAS BENFEITORIAS	15.941.577	(5.679.285)	10.262.292				
1.2.03.01.0013 - INSTALACOES ESPECIFICAS	390.245	(253.987)	136.258		503.846.500	212.255.000	131.355.451
1.2.03.04.0005 - CONJUNTO DE VALOS	11.578.812	(3.024.205)	8.554.607				
1.2.03.04.0006 - POCOS ARTESIANOS	3.567.659	(2.674.428)	893.231				
1.2.03.01.0018 - BARRAGENS E CANAIS	45.877.858	(28.940.823)	16.937.035		27.420.000	12.116.000	(4.821.035)
1.2.03.01.0019 - TUBULACOES	111.714.824	(73.502.440)	38.212.384		187.271.000	77.528.000	39.315.616
1.2.03.01.0003 - MAQUINAS E EQUIPAMENTOS	150.344.353	(114.546.324)	35.798.029		243.602.700	58.354.050	22.556.021
1.2.03.01.0005 - VEICULOS E EMBARCACOES	782.243	(578.065)	204.179		465.410	465.410	261.231
1.2.03.01.0007 - EQUIPAMENTOS DE INFORMATICA	4.241.643	(3.932.346)	309.297	(*)	4.241.643	309.297	-
1.2.03.01.0004 - MOVEIS E UTENSILIOS	4.449.250	(3.359.261)	1.089.989	(*)	4.449.250	1.089.989	-
1.2.03.02 - CONSTRUCOES E OBRAS EM ANDAMENTO	10.729.361	-	10.729.361	(*)	10.729.361	10.729.361	-
1.2.03.05 - IMPORTAÇÃO EM ANDAMENTO	16.579	-	16.579	(*)	16.579	16.579	-
TOTAL ATIVOS FIXOS	479.990.973	(282.030.308)	197.960.665		1.099.953.243	490.774.486	292.813.821

Note: (*) Conforme acordado com a administração foi mantido o saldo contábil

DELOITTE TOUCHE TOHMATSU

Ativos Fixos em 31 de Dezembro de 2016

(R$)

Distribuidora de Água Camaçari (DAC)	Valor Original	Depreciação	Valor Residual Contábil		Valor de Reposição	Valor de Mercado	Mais Valia
TERRENO	-	-	-		1.336.400	1.336.400	1.336.400
1.2.03.01.0002 - EDIFICACOES E INSTALACOES	9.793.431	(2.682.810)	7.110.621				
1.2.03.04.0006 - POCOS ARTESIANOS	7.625.693	(326.723)	7.298.970		380.856.200	118.042.000	102.516.413
1.2.03.01.0019 - TUBULACOES	1.160.113	(44.117)	1.115.995				
1.2.03.01.0003 - MAQUINAS E EQUIPAMENTOS	77.862.862	(26.925.448)	50.937.414		365.589.200	67.790.850	16.853.436
1.2.03.01.0005.626350* - VEICULOS E EMBARCACOES	345.625	(119.264)	226.361		212.520	212.520	(13.841)
1.2.03.01.0007.626352* - EQUIPAMENTOS DE INFORMATICA	46.396	(14.547)	31.850	(*)	46.396	31.850	-
1.2.03.01.0004.626349* - MOVEIS E UTENSILIOS	259.432	(65.904)	193.528	(*)	259.432	193.528	-
1.2.03.02 - CONSTRUCOES E OBRAS EM ANDAMENTO	63.181.071	-	63.181.071	(*)	63.181.071	63.181.071	-
TOTAL ATIVOS FIXOS	160.274.624	(30.178.812)	130.095.811		811.481.220	250.788.219	120.692.408

Note: (*) Conforme acordado com a administração foi mantido o saldo contábil

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	CITA (PREDIO NOVO) - Edificação em dois pavimentos com pé-direito duplo no terreo e de 3,5m no segundo pavimento. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento com argamassa de chapisco e emboço e parte com azulejos; revestimento externo com argamassa de chapisco e emboço; piso de placas cerâmicas e cimentado; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de vidro; iluminação com lâmpadas fluorescentes; cobertura em laje.	826,10	1.740.000	0,8910	1.550.000	41
2	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO DA CITA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento interno parte com argamassa de chapisco e emboço e parte com azulejos; revestimento externo com argamassa de chapisco e emboço; piso de placas cerâmicas e cimentado; pintura com tinta látex; caixilhos de madeira com vidros lisos; portas de madeira; iluminação com lâmpadas incandescentes; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira.	24,00	46.000	0,8400	39.000	51
3	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	INSTALAÇÃO DE APOIO ÀS EMPREITEIRAS - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento interno parte com argamassa de chapisco e emboço e parte com azulejos; revestimento externo com argamassa de chapisco e emboço; piso de placas cerâmicas e cimentado; pintura com tinta látex; caixilhos de madeira com vidros lisos; portas de madeira; iluminação com lâmpadas incandescentes; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira.	198,00	331.000	0,3890	129.000	18
4	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	REFEITÓRIO DE CAMPO - Edificação térrea com pé direito de 3,00 m. Estrutura de concreto armado fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo com argamassa de chapisco e emboço; piso de placas cerâmicas; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas fluorescentes; forro em pvc; cobertura com estrutura de madeira e telhas cerâmicas	150,00	251.000	0,5900	148.000	30
5	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ÁREA DE LAZER - Edificação do tipo quiosque com pé-direito de 2,00 m. Estrutura de madeira; piso cimentado; cobertura do tipo palha apoiada sobre estrutura de madeira.	36,00	30.000	0,2210	7.000	5
6	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESCRITÓRIO DO HORTO - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; piso cimentado; pintura com verniz; caixilhos de madeira com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura do tipo palha apoiada sobre estrutura de madeira. Anexo viveiro de mudas.	18,00	26.000	0,5740	15.000	25
7	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO ADMINISTRATIVA - Cobertura com estrutura de madeira e telhas do tipo kalhetão de fibrocimento apoiadas em estrutura de madeira.	6,00	5.000	0,7620	4.000	38
8	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	OFICINA E CARPINTARIA (Manutenção) - Galpão fechado com pé-direito de 3,50 m. Estrutura metálica com fechamento lateral parcial em alvenaria de blocos de concreto e parcial em elementos vazados; revestimento interno com argamassa de chapisco e emboço; revestimento externo com argamassa de chapisco e emboço; piso de concreto armado; pintura com tinta látex e a óleo; portas de madeira; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira em duas águas. Sanitários com paredes revestidas com azulejos e piso cerâmico.	140,00	108.000	0,5370	58.000	23
9	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESCRITÓRIO DA MANTEF - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral parcial em alvenaria de tijolos cerâmicos e parcial em elementos vazados de concreto; revestimento interno com argamassa de chapisco e emboço; revestimento externo com argamassa de chapisco e emboço; piso em placas cerâmicas, placas vinílicas e cimentado; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas de fibrocimento do tipo Kalhetão apoiadas sobre estrutura de madeira em uma água. Sanitários com paredes revestidas com azulejos e piso cerâmico.	190,00	318.000	0,5370	171.000	23
10	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PRESERVAÇÃO DA FAUNA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fecamento lateral em alvenaria de tijolos aparentes; revestimento interno em argamassa de chapisco e emboço e azulejos; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de madeira com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira e de laje de concreto; cobertura do tipo palha apoiada sobre estrutura de madeira.	100,00	143.000	0,5930	85.000	26
11	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	QUIOSQUE PARA MOTORISTAS - Edificação do tipo quiosque com pé-direito de 3,00 m. Estrutura de madeira; fechamento lateral parcial em alvenaria; revestimento interno em azulejos; piso em ardósia; iluminação com lâmpadas de luz mista; forro parcial de madeira; cobertura do tipo palha apoiada sobre estrutura de madeira.	70,00	57.000	0,0360	2.000	1
12	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	COBERTURA PARA ÔNIBUS - Galpão aberto com pé-direito de 4,00 m. Estrutura de concreto armado pré-moldado com fechamento lateral parcial em alvenaria de blocos de concreto; piso de asfalto; iluminação com lâmpadas halógenas; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto armado pré-moldada em duas águas.	400,00	307.000	0,5930	182.000	26
13	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	POSTO DE LAVAGEM E OFICINA DE VEÍCULOS - Galpão semi-aberto com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento interno e externo com argamassa de chapisco e emboço; piso de concreto armado; pintura com tinta látex e a óleo; portas de madeira; iluminação com lâmpadas fluorescentes; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira em duas águas.	136,00	105.000	0,5370	56.000	23
14	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	COBERTURA DE GERADORES - Edificação térrea com pé-direito de 3,50 m. Cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira e piso em concreto desempenado.	49,50	38.000	0,6780	26.000	31
15	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	GUARITA - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; piso cerâmico; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas de luz mista; forro em lambris de madeira; telhas cerâmicas apoiadas sobre estrutura de madeira.	10,00	13.000	0,6280	8.000	28
16	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	POSTO DE VIGILÂNCIA I - Edificação em 2 pavimentos com pé-direito de 2,50 m por pavimento. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; paredes do sanitário revestida com azulejos; piso cerâmico; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas de luz mista; forro parcial em lambris de madeira e parcial em laje de concreto; telhas de fibrocimento do tipo kalhetão; elementos vazados de concreto para ventilação.	4,50	6.000	0,6280	4.000	28
17	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	POSTO DE VIGILÂNCIA II - Edificação em 2 pavimentos com pé-direito de 2,50 m por pavimento. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; paredes do sanitário revestida com azulejos; piso cerâmico; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas de luz mista; forro parcial em lambris de madeira e parcial em laje de concreto; telhas de fibrocimento do tipo kalhetão; elementos vazados de concreto para ventilação.	4,50	6.000	0,6280	4.000	28
18	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	COLETA SELETIVA / ADUBAÇÃO - Galpão semi-aberto com pé-direito de 3,00 m. Estrutura metálica com fechamento lateral em alvenaria de blocos de concreto; piso de concreto armado; pintura com tinta látex; portas de madeira; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura metálica em duas águas.	80,00	62.000	0,6280	39.000	28

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
19	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ALMOXARIFADO III - Galpão fechado com pé-direito de 4,00 m. Estrutura metálica com fechamento lateral parcial em alvenaria de blocos de concreto e parcial em telhas onduladas de fibrociemnto; revestimento interno e externo com argamassa de chapisco; piso de concreto armado; pintura com tinta látex; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura metálica em duas águas.	288,00	337.000	0,5370	181.000	23
20	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DESCONTAMINAÇÃO - Cobertura com pé-direito de 3,00 m. Estrutura de concreto armado; piso de concreto armado; pintura com tinta látex; iluminação com lâmpadas fluorescentes; cobertura com telhas onduladas metálica apoiadas sobre estrutura metálica em uma água; pia em alvenaria com bancada.	6,00	5.000	0,5370	3.000	23
21	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ALMOXARIFADO II / CALDEIRARIA - Galpão fechado com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno e externo com argamassa de chapisco; piso de concreto armado; pintura com tinta látex; portas metálicas; iluminação com lâmpadas incandescentes; cobertura com telhas de fibrocimento do tipo Kalhetão apoiadas sobre estrutura de madeira em uma água.	135,00	146.000	0,5180	76.000	22
22	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MANUTENÇÃO - Galpão fechado com pé-direito de 5,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; elementos vazados de policarbonato para ventilação; revestimento interno com argamassa de chapisco e emboço; piso de concreto armado; pintura com tinta látex e a óleo; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas de luz mista; cobertura com telhas de aço zincado apoiadas sobre estrutura metálica em duas águas, estrutura para ponte rolante. Apresenta escritório interno com 2 pavimentos; revestimento interno em argamassa de chapisco e emboço; piso cerâmico; sanitários com piso cerâmico e paredes revestidas com azulejos até o teto.	300,00	323.000	0,5180	167.000	22
23	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUPRIMENTOS / ALMOXARIFADO - Galpão fechado com pé-direito de 5,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; elementos vazados de policarbonato para ventilação; revestimento interno e externo com argamassa de chapisco e emboço; piso parcial em concreto armado e parcial cerâmico; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas e portão de alumínio; iluminação com lâmpadas fluorescentes; forro parcial com manta isolante; cobertura com telhas de aço zincado apoiadas sobre estrutura metálica em duas águas.	275,00	517.000	0,5370	278.000	23
24	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DOCUMENTAÇÃO, INFORMÁTICA, ESPAÇO MAIS VIDA - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos (sanitários); revestimento externo com argamassa de chapisco e emboço; piso em placas cerâmicas (sanitários) e de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira e alumínio; iluminação com lâmpadas fluorescentes; forro em laje de concreto armado; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	300,00	564.000	0,6620	373.000	30
25	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	GRÊMIO CETREL - Edificação do tipo quiosque com pé-direito de 3,00 m. Estrutura de madeira com fechamento lateral parcial em alvenaria de tijolos aparentes; revestimento interno e externo parcial em argamassa de chapisco e emboço; piso de placas cerâmicas e cimentado; pintura com tinta látex; caixilhos de madeira; iluminação com lâmpadas fluorescentes e de luz mista; forro de madeira; cobertura com telhas cerâmicas apoiada sobre estrutura de madeira.	137,00	106.000	0,3270	35.000	13
26	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SNO (MÓDULO DE COMANDO) - Edificação em dois pavimentos com pé-direito de 3,50 m por pavimento. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos cerâmicos aparentes; revestimento interno com argamassa de chapisco e emboço e azulejos nos sanitários; piso parcial em placas cerâmicas, parcial em porcelanato e parcial em placas vinílicas; pintura com tinta látex; portas de alumínio; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; forro parcial em laje de concreto armado, parcial em forrovid e parcial em PVC; cobertura com telhas de fibrocimento do tipo Kalhetão.	326,00	587.000	0,5740	337.000	25
27	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	LABORATÓRIO / SISTEMA DE MONITORAMENTO AMBIENTAL - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo parcial com argamassa de chapisco e emboço e parcial com litocerâmica; revestimento interno com argamassa de chapisco e emboço e azulejos; piso parcial em placas cerâmicas do tipo Gail, parcial em placas vinílicas e parcial em cerâmica comum; pintura com tinta látex; portas de alumínio; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; forro parcial em laje de concreto armado e parcial em forrovid; cobertura com telhas de fibrocimento do tipo Kalhetão. Sanitários com paredes revestidas com azulejos e piso cerâmico.	1.180,00	2.490.000	0,6290	1.566.000	26
28	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DIRETORIA / REFEITÓRIO - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço e azulejos; piso de placas cerâmicas e placas vinílicas; pintura com tinta látex; portas de alumínio e de vidro do tipo temperado; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; forro em laje de concreto armado e do tipo Forrovid; cobertura em estrutura de concreto armado pré-moldado no formato trapezoidal. Sanitários com paredes revestidas com placas do tipo melamínicas e piso em granito.	855,00	1.800.000	0,3270	589.000	13
29	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PORTARIA PRINCIPAL - Edificação em dois pavimentos. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos cerâmicos aparentes; revestimento interno com argamassa de chapisco e emboço; piso de placas cerâmicas; pintura com tinta látex; portas de alumínio; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; cobertura em laje de concreto armado.	80,60	270.000	0,6450	174.000	29
30	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SANITÁRIO DA PORTARIA PRINCIPAL - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos cerâmicos aparentes; revestimento interno com azulejos até o teto; piso em granito; portas de alumínio; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; forro em lambris de madeira; cobertura em laje de concreto armado.	4,00	6.000	0,6450	4.000	29
31	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 1 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas. Sanitários com piso cerâmico e paredes revestidas com azulejos até o teto.	105,60	151.000	0,3270	49.000	13
32	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 2 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
33	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 3 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos no sanitário; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
34	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 4 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
35	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 5 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas. Sanitários com piso cerâmico e paredes revestidas com azulejos até o teto.	105,60	151.000	0,3270	49.000	13
36	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 6 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos no sanitário; revestimento externo com argamassa de chapisco e emboço; piso parcial em granilite e parcial em paviflex; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira e de vidro temperado; iluminação com lâmpadas fluorescentes; forro parcial de madeira e parcial de gesso; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
37	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 7 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço, azulejos e placas melamínicas; revestimento externo com argamassa de chapisco e emboço; piso parcial cerâmico e parcial paviflex; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
38	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 8 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e parcial em carpete; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
39	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 9 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
40	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	URV - Unidade de remoção de voláteis - Caixas A e B de concreto armado com volume total de armazenamento de 1.668 m³.	-	1.080.000	0,4260	460.000	16
41	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO M5 - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de ferro em chapa; iluminação com lâmpadas fluorescentes; telhas de fibrocimento do tipo Kalhetão apoiadas sobre vigas de concreto armado em uma água.	24,00	46.000	0,4580	21.000	23
42	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	BEQ - Bacia de equalização - Tanque de concreto armado com capacidade de armazenamento de 50.000 m³.	-	4.813.000	0,4260	2.050.000	16
43	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	TA 3 - Tanque de aeração número 3 - Tanque de concreto armado e gabião com capacidade de armazenamento de 52.000 m³.	-	7.605.000	0,0940	715.000	3
44	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	TA 4 - Tanque de aeração número 4 - Tanque de concreto armado e gabião com capacidade de armazenamento de 52.000 m³.	-	7.605.000	0,9705	7.381.000	38
45	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO M2-B - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de ferro em chapa; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; laje de concreto armado do tipo pi; telhas de concreto armado do tipo Kalhetão apoiadas sobre vigas de concreto armado em uma água.	200,00	377.000	0,7615	287.000	44
46	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	CDV 01 a CDV 09 - Caixa de Distribuição de Vazão - Estruturas de concreto armado volume aproximado 1.350 m3	1.350,00	6.380.000	0,7250	4.626.000	25
47	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Subestação M2-A (Oficina do TPM) - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de alumínio; caixilhos de alumínio com vidros lisos; elementos vazados em concreto para ventilação; iluminação com lâmpadas fluorescentes; laje de concreto armado; telhas de concreto armado do tipo Kalhetão apoiadas sobre vigas de concreto armado em uma água.	66,00	125.000	0,4580	57.000	23
48	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	TA 1 - Tanque de aeração número 1 - Tanque de concreto armado e gabião com capacidade de armazenamento de 35.100 m³.	-	5.133.000	0,0940	483.000	3
49	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	TA 2 - Tanque de concreto armado e gabião com capacidade de armazenamento de 39.000 m³.	-	5.703.000	0,5930	3.382.000	21
50	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELEVATÓRIA DE LODO CRÚ - Fosso em concreto armado para abrigar bombas e edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral parcial em alvenaria de tijolos cerâmicos laminados aparentes e parcial em elementos vazados de concreto; piso de concreto armado; portas de aço; iluminação com lâmpadas de luz mista; cobertura em laje de concreto armado.	-	527.000	0,0940	50.000	3
51	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO M1 / OPERAÇÃO - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma e de granilite; pintura com tinta látex; portas de alumínio; caixilhos de alumínio; iluminação com lâmpadas de luz mista; forro em laje de concreto armado.	40,00	76.000	0,4580	35.000	23
52	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESPESSADOR DE LODO NÚMERO 3 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 1.862 m³.	1.862,00	8.800.000	0,1460	1.285.000	4
53	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESPESSADOR DE LODO NÚMERO 4 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 1.862 m³.	1.862,00	8.800.000	0,1460	1.285.000	4
54	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESPESSADOR DE LODO NÚMERO 5 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 1.862 m³.	1.862,00	8.800.000	0,1460	1.285.000	4

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
55	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESPESSADOR DE LODO NÚMERO 1 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 555 m³.	555,00	2.630.000	0,1460	384.000	4
56	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESPESSADOR DE LODO NÚMERO 2 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 555 m³.	555,00	2.630.000	0,1460	384.000	4
57	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELEVATÓRIA DE LODO CENTRAL - Fosso de concreto armado e edificação térrea com pé-direito de 3,00 m; estrutura metálica; cobertura em telhas de aço zincado; fechamento lateral parcial em elementos vazados de concreto; piso em concreto desempenado.	-	321.000	0,0940	30.000	3
58	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELEVATÓRIA DE LODO CENTRAL - EDIFICAÇÃO PARA RECALQUE DE CLARIFICADO	-	46.000	0,9845	45.000	39
59	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DIGESTOR DE LODO NÚMERO 1 - Tanque de concreto armado com capacidade de armazenamento de 1.225 m³.	1.225,00	5.790.000	0,1460	845.000	4
60	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DIGESTOR DE LODO NÚMERO 2- Tanque de concreto armado com capacidade de armazenamento de 1.225 m³.	1.225,00	5.790.000	0,1460	845.000	4
61	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DIGESTOR DE LODO NÚMERO 3 - Tanque de concreto armado com capacidade de armazenamento de 2.250 m³.	2.250,00	10.630.000	0,1460	1.552.000	4
62	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Subestação M3 - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de ferro em chapa e de alumínio de correr; caixilhos de alumínio com vidros lisos; elementos vazados de concreto; iluminação com lâmpadas de luz mista; laje de concreto armado; cobertura com telhas de fibrocimento do tipo kalhetão.	135,00	255.000	0,4580	117.000	23
63	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELA 1 (Elevatória de Lodo Ativado) - Estrutura em concreto armado para bombeamento de efluentes.	-	1.603.000	0,0940	151.000	3
64	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Subestação M4 - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de ferro em chapa e de alumínio de correr; caixilhos de alumínio com vidros lisos; elementos vazados de concreto; iluminação com lâmpadas de luz mista; laje de concreto armado; cobertura com telhas de fibrocimento do tipo kalhetão.	48,26	91.000	0,4580	42.000	23
65	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 1 - Decantador secundário número 1 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
66	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 2 - Decantador secundário número 2 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
67	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 3 - Decantador secundário número 3 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
68	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 4 - Decantador secundário número 4 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
69	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 5 - Decantador secundário número 5 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
70	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 6 - Decantador secundário número 6 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
71	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELA 2 - Estrutura em concreto armado para bombeamento de efluentes.	-	802.000	0,0940	75.000	3
72	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Subestação M6 - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de ferro em chapa; iluminação com lâmpadas de luz mista; cobertura com telhas de fibrocimento do tipo Kalhetão.	36,00	68.000	0,6190	42.000	33
73	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 7 - Decantador secundário número 7 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
74	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 8 - Decantador secundário número 8 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
75	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 9 - Decantador secundário número 9 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
76	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 10 - Decantador secundário número 10 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
77	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 11 - Decantador secundário número 11 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
78	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 12 - Decantador secundário número 12 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
79	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELA 3 - Elevatória de lodo ativado número 3 - Galpão semi-aberto com pé-direito de 4,50 m. Estrutura de concreto armado pré-moldado com fechamento lateral em painéis de concreto armado pré-moldado; piso de concreto armado; iluminação com lâmpadas de luz mista; cobertura com telhas de concreto armado pré-moldado do tipo Kalhetão. Anexo tanque de concreto armado.	465,00	1.070.000	0,3940	422.000	13
80	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ETF 2 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; revestimento interno em argamassa de chapisco e emboço; piso em concreto; pintura com tinta látex; caixilhos de alumínio com vidros lisos; elementos vazados de concreto; portas de alumínio; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura com telhas de fibrocimento do tipo kalhetão. Apresenta fosso para apoio de equipamentos.	6,25	9.000	0,2920	3.000	13
81	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO PRINCIPAL- Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço e azulejos; piso de granilite e placas cerâmicas; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	75,00	142.000	0,4580	65.000	23
82	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/001 | Poço de Extração | PROFUNDIDADE (m) 77	77,00	356.000	0,2925	104.000	7
83	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/002 | Poço de Extração | PROFUNDIDADE (m) 51	51,00	236.000	0,3365	80.000	8
84	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/003 | Poço de Extração | PROFUNDIDADE (m) 37,5	37,50	174.000	0,3365	59.000	8
85	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/004 | Poço de Extração | PROFUNDIDADE (m) 55	55,00	254.000	0,3365	86.000	8
86	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/005 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3365	83.000	8
87	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/006 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3365	83.000	8
88	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/007 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3365	83.000	8
89	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/008 | Poço de Extração | PROFUNDIDADE (m) 48,16	48,16	223.000	0,3365	75.000	8
90	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/010 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3365	83.000	8
91	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/011 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3365	83.000	8
92	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/012 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3365	83.000	8
93	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/014 | Poço de Extração | PROFUNDIDADE (m) 50	50,00	231.000	0,6365	147.000	17
94	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/015 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,7175	176.000	20

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
95	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/016 | Poço de Extração | PROFUNDIDADE (m) 59,6	59,60	276.000	0,8690	240.000	27
96	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/017 | Poço de Extração | PROFUNDIDADE (m) 61,5	61,50	284.000	0,8690	247.000	27
97	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/004 | Poço de Monitoramento | PROFUNDIDADE (m) 49	49,00	71.000	0,3385	24.000	8
98	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/005 | Poço de Monitoramento | PROFUNDIDADE (m) 55	55,00	80.000	0,3385	27.000	8
99	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/006 | Poço de Monitoramento | PROFUNDIDADE (m) 41	41,00	60.000	0,3385	20.000	8
100	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/007 | Poço de Monitoramento | PROFUNDIDADE (m) 41	41,00	60.000	0,3385	20.000	8
101	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/009 | Poço de Monitoramento | PROFUNDIDADE (m) 39	39,00	57.000	0,3385	19.000	8
102	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/010 | Poço de Monitoramento | PROFUNDIDADE (m) 41	41,00	60.000	0,3385	20.000	8
103	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/011 | Poço de Monitoramento | PROFUNDIDADE (m) 41	41,00	60.000	0,3385	20.000	8
104	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/012 | Poço de Monitoramento | PROFUNDIDADE (m) 35	35,00	51.000	0,4050	21.000	10
105	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/013 | Poço de Monitoramento | PROFUNDIDADE (m) 7,7	7,70	12.000	0,1590	2.000	5
106	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/014 | Poço de Monitoramento | PROFUNDIDADE (m) 17	17,00	25.000	0,4050	10.000	10
107	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/015 | Poço de Monitoramento | PROFUNDIDADE (m) 15	15,00	22.000	0,4050	9.000	10
108	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/016 | Poço de Monitoramento | PROFUNDIDADE (m) 11	11,00	16.000	0,4050	6.000	10
109	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/017 | Poço de Monitoramento | PROFUNDIDADE (m) 35	35,00	51.000	0,4050	21.000	10
110	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/018 | Poço de Monitoramento | PROFUNDIDADE (m) 35	35,00	51.000	0,4050	21.000	10
111	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/019 | Poço de Monitoramento | PROFUNDIDADE (m) 50	50,00	73.000	0,6365	46.000	17
112	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/020 | Poço de Monitoramento | PROFUNDIDADE (m) 50	50,00	73.000	0,8845	65.000	28
113	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/021 | Poço de Monitoramento | PROFUNDIDADE (m) 50	50,00	73.000	0,8845	65.000	28
114	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/022 | Poço de Monitoramento | PROFUNDIDADE (m) 50	50,00	73.000	0,8845	65.000	28
115	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PMM-128/001 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 35	35,00	51.000	0,2925	15.000	7
116	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PMM-128/002 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 55	55,00	80.000	0,2925	23.000	7
117	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PMM-128/003 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 77	77,00	112.000	0,3385	38.000	8
118	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PMM-128/004 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 49	49,00	71.000	0,3385	24.000	8
119	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/001 | Poço de Monitoramento | PROFUNDIDADE (m) 11	11,00	16.000	0,3385	5.000	8
120	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/002 | Poço de Monitoramento | PROFUNDIDADE (m) 25	25,00	37.000	0,3385	13.000	8
121	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/003 | Poço de Monitoramento | PROFUNDIDADE (m) 11	11,00	16.000	0,3385	5.000	8
122	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/004 | Poço de Monitoramento | PROFUNDIDADE (m) 21	21,00	31.000	0,3385	10.000	8
123	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/010 | Poço de Monitoramento | PROFUNDIDADE (m) 70	70,00	102.000	0,8090	83.000	24
124	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/012 | Poço de Monitoramento | PROFUNDIDADE (m) 4,04	4,04	6.000	0,1460	1.000	5
125	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/013 | Poço de Monitoramento | PROFUNDIDADE (m) 4,01	4,01	6.000	0,1460	1.000	5
126	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/014 | Poço de Monitoramento | PROFUNDIDADE (m) 4,45	4,45	7.000	0,1460	1.000	5
127	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/015 | Poço de Monitoramento | PROFUNDIDADE (m) 4,5	4,50	7.000	0,1460	1.000	5
128	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/016 | Poço de Monitoramento | PROFUNDIDADE (m) 4,98	4,98	8.000	0,1460	1.000	5
129	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/017 | Poço de Monitoramento | PROFUNDIDADE (m) 4,12	4,12	6.000	0,1460	1.000	5
130	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/018 | Poço de Monitoramento | PROFUNDIDADE (m) 5,08	5,08	8.000	0,1460	1.000	5
131	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/019 | Poço de Monitoramento | PROFUNDIDADE (m) 4,92	4,92	8.000	0,1460	1.000	5
132	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/020 | Poço de Monitoramento | PROFUNDIDADE (m) 4,5	4,50	7.000	0,1460	1.000	5
133	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/022 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,8690	7.000	27
134	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/024 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,8690	7.000	27
135	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/026 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,9050	7.000	29
136	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/027 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,9050	7.000	29
137	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/100 | Poço de Monitoramento | PROFUNDIDADE (m) 7,2	7,20	11.000	0,1460	2.000	5
138	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/101 | Poço de Monitoramento | PROFUNDIDADE (m) 10,2	10,20	15.000	0,1460	2.000	5
139	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/104 | Poço de Monitoramento | PROFUNDIDADE (m) 10,4	10,40	16.000	0,1460	2.000	5
140	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/105 | Poço de Monitoramento | PROFUNDIDADE (m) 9,97	9,97	15.000	0,1460	2.000	5
141	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/106 | Poço de Monitoramento | PROFUNDIDADE (m) 14,02	14,02	21.000	0,1460	3.000	5
142	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/107 | Poço de Monitoramento | PROFUNDIDADE (m) 11,4	11,40	17.000	0,1460	2.000	5
143	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/204 | Poço de Monitoramento | PROFUNDIDADE (m) 32	32,00	47.000	0,1460	7.000	5
144	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/205 | Poço de Monitoramento | PROFUNDIDADE (m) 33	33,00	48.000	0,1460	7.000	5
145	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/206 | Poço de Monitoramento | PROFUNDIDADE (m) 12,2	12,20	18.000	0,1460	3.000	5
146	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/207 | Poço de Monitoramento | PROFUNDIDADE (m) 15,9	15,90	24.000	0,8090	19.000	24
147	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/218 | Poço de Monitoramento | PROFUNDIDADE (m) 13,06	13,06	19.000	0,1460	3.000	5
148	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/221 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,2570	4.000	6
149	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/222 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,2570	4.000	6
150	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/223 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,2570	4.000	6
151	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/224 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,2570	4.000	6
152	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/225 | Poço de Monitoramento | PROFUNDIDADE (m) 12	12,00	18.000	0,2570	5.000	6
153	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/226 | Poço de Monitoramento | PROFUNDIDADE (m) 12	12,00	18.000	0,2570	5.000	6
154	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/227 | Poço de Monitoramento | PROFUNDIDADE (m) 12,8	12,80	19.000	0,2570	5.000	6
155	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/228 | Poço de Monitoramento | PROFUNDIDADE (m) 13	13,00	19.000	0,2570	5.000	6
156	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/229 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,3385	5.000	8
157	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/230 | Poço de Monitoramento | PROFUNDIDADE (m) 10,2	10,20	15.000	0,3385	5.000	8
158	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/233 | Poço de Monitoramento | PROFUNDIDADE (m) 15	15,00	22.000	0,3720	8.000	9
159	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/234 | Poço de Monitoramento | PROFUNDIDADE (m) 31	31,00	45.000	0,3720	17.000	9
160	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/236 | Poço de Monitoramento | PROFUNDIDADE (m) 31	31,00	45.000	0,3720	17.000	9
161	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/238 | Poço de Monitoramento | PROFUNDIDADE (m) 29	29,00	42.000	0,3720	16.000	9
162	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/240 | Poço de Monitoramento | PROFUNDIDADE (m) 30,5	30,50	45.000	0,1460	7.000	5
163	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/241 | Poço de Monitoramento | PROFUNDIDADE (m) 23	23,00	34.000	0,1460	5.000	5
164	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/242 | Poço de Monitoramento | PROFUNDIDADE (m) 23,2	23,20	34.000	0,1460	5.000	5
165	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/243 | Poço de Monitoramento | PROFUNDIDADE (m) 23	23,00	34.000	0,1460	5.000	5
166	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/244 | Poço de Monitoramento | PROFUNDIDADE (m) 25	25,00	37.000	0,1460	5.000	5
167	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/245 | Poço de Monitoramento | PROFUNDIDADE (m) 22	22,00	32.000	0,1460	5.000	5
168	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/246 | Poço de Monitoramento | PROFUNDIDADE (m) 30	30,00	44.000	0,1460	6.000	5
169	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/247 | Poço de Monitoramento | PROFUNDIDADE (m) 60	60,00	87.000	0,6015	52.000	16
170	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/248 | Poço de Monitoramento | PROFUNDIDADE (m) 60	60,00	87.000	0,6015	52.000	16
171	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/249 | Poço de Monitoramento | PROFUNDIDADE (m) 60	60,00	87.000	0,6015	52.000	16
172	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/250 | Poço de Monitoramento | PROFUNDIDADE (m) 60	60,00	87.000	0,6015	52.000	16
173	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/259 | Poço de Monitoramento | PROFUNDIDADE (m) 25,6	25,60	38.000	0,6365	24.000	17
174	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/260 | Poço de Monitoramento | PROFUNDIDADE (m) 56	56,00	82.000	0,6365	52.000	17
175	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/272 | Poço de Monitoramento | PROFUNDIDADE (m) 61,2	61,20	89.000	0,7615	68.000	22
176	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/273 | Poço de Monitoramento | PROFUNDIDADE (m) 30,5	30,50	45.000	0,7615	34.000	22
177	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/274 | Poço de Monitoramento | PROFUNDIDADE (m) 30,5	30,50	45.000	0,7615	34.000	22
178	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/275 | Poço de Monitoramento | PROFUNDIDADE (m) 21	21,00	31.000	0,7890	24.000	23
179	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/276 | Poço de Monitoramento | PROFUNDIDADE (m) 19,5	19,50	29.000	0,7890	23.000	23

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
180	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/277 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,7890	23.000	23
181	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/278 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,8515	25.000	26
182	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/279 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,8515	25.000	26
183	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/280 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,8515	25.000	26
184	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/281 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,8515	25.000	26
185	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/282 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,8515	25.000	26
186	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/283 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,8515	25.000	26
187	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/284 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,8515	25.000	26
188	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/285 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,8515	25.000	26
189	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/286 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,8515	25.000	26
190	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/309 | Poço de Monitoramento | PROFUNDIDADE (m) 15,75	15,75	23.000	0,7890	18.000	23
191	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/310 | Poço de Monitoramento | PROFUNDIDADE (m) 15	15,00	22.000	0,8090	18.000	24
192	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/311 | Poço de Monitoramento | PROFUNDIDADE (m) 15,31	15,31	23.000	0,8090	19.000	24
193	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/313 | Poço de Monitoramento | PROFUNDIDADE (m) 10,05	10,05	15.000	0,1460	2.000	5
194	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/314 | Poço de Monitoramento | PROFUNDIDADE (m) 5,95	5,95	9.000	0,1460	1.000	5
195	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/315 | Poço de Monitoramento | PROFUNDIDADE (m) 6,49	6,49	10.000	0,1460	1.000	5
196	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/316 | Poço de Monitoramento | PROFUNDIDADE (m) 12,77	12,77	19.000	0,1460	3.000	5
197	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/317 | Poço de Monitoramento | PROFUNDIDADE (m) 15,25	15,25	23.000	0,8090	19.000	24
198	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/318 | Poço de Monitoramento | PROFUNDIDADE (m) 15,52	15,52	23.000	0,1460	3.000	5
199	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/320 | Poço de Monitoramento | PROFUNDIDADE (m) 15,72	15,72	23.000	0,8090	19.000	24
200	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/408 | Poço de Monitoramento | PROFUNDIDADE (m) 9,32	9,32	14.000	0,1460	2.000	5
201	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/413 | Poço de Monitoramento | PROFUNDIDADE (m) 29,5	29,50	43.000	0,7615	33.000	22
202	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/414 | Poço de Monitoramento | PROFUNDIDADE (m) 15,77	15,77	23.000	0,8090	19.000	24
203	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/416 | Poço de Monitoramento | PROFUNDIDADE (m) 15,75	15,75	23.000	0,7890	18.000	23
204	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/417 | Poço de Monitoramento | PROFUNDIDADE (m) 15,84	15,84	23.000	0,7890	18.000	23
205	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/500 | Poço de Monitoramento | PROFUNDIDADE (m) 31,1	31,10	45.000	0,1460	7.000	5
206	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/501 | Poço de Monitoramento | PROFUNDIDADE (m) 30,7	30,70	45.000	0,6365	29.000	17
207	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/502 | Poço de Monitoramento | PROFUNDIDADE (m) 30,8	30,80	45.000	0,1460	7.000	5
208	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/503 | Poço de Monitoramento | PROFUNDIDADE (m) 30,4	30,40	44.000	0,6620	29.000	18
209	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/504 | Poço de Monitoramento | PROFUNDIDADE (m) 71	71,00	103.000	0,6620	68.000	18
210	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/505 | Poço de Monitoramento | PROFUNDIDADE (m) 64	64,00	93.000	0,6620	62.000	18
211	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/510 | Poço de Monitoramento | PROFUNDIDADE (m) 15,85	15,85	23.000	0,7615	18.000	22
212	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/511 | Poço de Monitoramento | PROFUNDIDADE (m) 28,5	28,50	42.000	0,7890	33.000	23
213	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/512 | Poço de Monitoramento | PROFUNDIDADE (m) 30,5	30,50	45.000	0,7890	36.000	23
214	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/513 | Poço de Monitoramento | PROFUNDIDADE (m) 19,27	19,27	28.000	0,8090	23.000	24
215	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/514 | Poço de Monitoramento | PROFUNDIDADE (m) 20,54	20,54	30.000	0,8090	24.000	24
216	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/515 | Poço de Monitoramento | PROFUNDIDADE (m) 20,8	20,80	31.000	0,8090	25.000	24
217	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/516 | Poço de Monitoramento | PROFUNDIDADE (m) 31,17	31,17	46.000	0,8090	37.000	24
218	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/517 | Poço de Monitoramento | PROFUNDIDADE (m) 16,16	16,16	24.000	0,8090	19.000	24
219	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/518 | Poço de Monitoramento | PROFUNDIDADE (m) 16,1	16,10	24.000	0,8090	19.000	24
220	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/519 | Poço de Monitoramento | PROFUNDIDADE (m) 15,8	15,80	23.000	0,8090	19.000	24
221	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/520 | Poço de Monitoramento | PROFUNDIDADE (m) 16,24	16,24	24.000	0,8090	19.000	24
222	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/521 | Poço de Monitoramento | PROFUNDIDADE (m) 30,93	30,93	45.000	0,7890	36.000	23
223	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/522 | Poço de Monitoramento | PROFUNDIDADE (m) 30,88	30,88	45.000	0,7890	36.000	23
224	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/523 | Poço de Monitoramento | PROFUNDIDADE (m) 16,23	16,23	24.000	0,8090	19.000	24
225	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/524 | Poço de Monitoramento | PROFUNDIDADE (m) 15,28	15,28	23.000	0,8090	19.000	24
226	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/525 | Poço de Monitoramento | PROFUNDIDADE (m) 13,27	13,27	20.000	0,1460	3.000	5
227	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/526 | Poço de Monitoramento | PROFUNDIDADE (m) 30,86	30,86	45.000	0,8090	36.000	24
228	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/527 | Poço de Monitoramento | PROFUNDIDADE (m) 29,73	29,73	44.000	0,8090	36.000	24
229	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/528 | Poço de Monitoramento | PROFUNDIDADE (m) 30,23	30,23	44.000	0,8090	36.000	24
230	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/529 | Poço de Monitoramento | PROFUNDIDADE (m) 13,24	13,24	20.000	0,1460	3.000	5
231	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/530 | Poço de Monitoramento | PROFUNDIDADE (m) 20,8	20,80	31.000	0,8090	25.000	24
232	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/531 | Poço de Monitoramento | PROFUNDIDADE (m) 20,52	20,52	30.000	0,8090	24.000	24
233	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/532 | Poço de Monitoramento | PROFUNDIDADE (m) 20,73	20,73	30.000	0,1460	4.000	5
234	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/533 | Poço de Monitoramento | PROFUNDIDADE (m) 21,82	21,82	32.000	0,8090	26.000	24
235	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/534 | Poço de Monitoramento | PROFUNDIDADE (m) 29,96	29,96	44.000	0,8090	36.000	24
236	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/535 | Poço de Monitoramento | PROFUNDIDADE (m) 29,92	29,92	44.000	0,8090	36.000	24
237	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/536 | Poço de Monitoramento | PROFUNDIDADE (m) 20,5	20,50	30.000	0,8845	27.000	28
238	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/537 | Poço de Monitoramento | PROFUNDIDADE (m) 20,5	20,50	30.000	0,8845	27.000	28
239	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/538 | Poço de Monitoramento | PROFUNDIDADE (m) 21	21,00	31.000	0,8845	27.000	28
240	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/539 | Poço de Monitoramento | PROFUNDIDADE (m) 21	21,00	31.000	0,8845	27.000	28
241	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/540 | Poço de Monitoramento | PROFUNDIDADE (m) 21	21,00	31.000	0,8845	27.000	28
242	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/541 | Poço de Monitoramento | PROFUNDIDADE (m) 40	40,00	58.000	0,8845	51.000	28
243	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/542 | Poço de Monitoramento | PROFUNDIDADE (m) 40	40,00	58.000	0,8845	51.000	28
244	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/543 | Poço de Monitoramento | PROFUNDIDADE (m) 40	40,00	58.000	0,8845	51.000	28
245	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/547 | Poço de Monitoramento | PROFUNDIDADE (m) 30,17	30,17	44.000	0,8845	39.000	28
246	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/706 | Poço de Monitoramento | PROFUNDIDADE (m) 25	25,00	37.000	0,7615	28.000	22
247	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/707 | Poço de Monitoramento | PROFUNDIDADE (m) 30	30,00	44.000	0,7615	34.000	22
248	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/708 | Poço de Monitoramento | PROFUNDIDADE (m) 32	32,00	47.000	0,7890	37.000	23
249	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/800 | Poço de Monitoramento | PROFUNDIDADE (m) 12,6	12,60	19.000	0,7175	14.000	20
250	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/802 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,7175	6.000	20
251	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/803 | Poço de Monitoramento | PROFUNDIDADE (m) 4,5	4,50	7.000	0,7175	5.000	20
252	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/804 | Poço de Monitoramento | PROFUNDIDADE (m) 8,11	8,11	12.000	0,1460	2.000	5
253	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/805 | Poço de Monitoramento | PROFUNDIDADE (m) 7,02	7,02	11.000	0,1460	2.000	5
254	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/806 | Poço de Monitoramento | PROFUNDIDADE (m) 6,48	6,48	10.000	0,1460	1.000	5
255	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/807 | Poço de Monitoramento | PROFUNDIDADE (m) 5,5	5,50	8.000	0,1460	1.000	5
256	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/808 | Poço de Monitoramento | PROFUNDIDADE (m) 6,5	6,50	10.000	0,1460	1.000	5
257	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/809 | Poço de Monitoramento | PROFUNDIDADE (m) 6,5	6,50	10.000	0,1460	1.000	5
258	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/810 | Poço de Monitoramento | PROFUNDIDADE (m) 6,5	6,50	10.000	0,1460	1.000	5
259	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/811 | Poço de Monitoramento | PROFUNDIDADE (m) 5,66	5,66	9.000	0,1460	1.000	5
260	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/812 | Poço de Monitoramento | PROFUNDIDADE (m) 5,5	5,50	8.000	0,1460	1.000	5
261	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/814 | Poço de Monitoramento | PROFUNDIDADE (m) 5,5	5,50	8.000	0,1460	1.000	5
262	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/815 | Poço de Monitoramento | PROFUNDIDADE (m) 4,5	4,50	7.000	0,1460	1.000	5
263	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/816 | Poço de Monitoramento | PROFUNDIDADE (m) 6,83	6,83	10.000	0,1460	1.000	5
264	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/817 | Poço de Monitoramento | PROFUNDIDADE (m) 5,83	5,83	9.000	0,1460	1.000	5

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
265	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/818 | Poço de Monitoramento | PROFUNDIDADE (m) 6	6,00	9.000	0,1460	1.000	5
266	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/819 | Poço de Monitoramento | PROFUNDIDADE (m) 4,33	4,33	7.000	0,1460	1.000	5
267	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/820 | Poço de Monitoramento | PROFUNDIDADE (m) 5,5	5,50	8.000	0,1460	1.000	5
268	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/821 | Poço de Monitoramento | PROFUNDIDADE (m) 5,8	5,80	9.000	0,8515	8.000	26
269	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/822 | Poço de Monitoramento | PROFUNDIDADE (m) 4	4,00	6.000	0,8515	5.000	26
270	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/823 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,8515	7.000	26
271	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/824 | Poço de Monitoramento | PROFUNDIDADE (m) 5,61	5,61	9.000	0,8690	8.000	27
272	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/825 | Poço de Monitoramento | PROFUNDIDADE (m) 4,6	4,60	7.000	0,8690	6.000	27
273	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/826 | Poço de Monitoramento | PROFUNDIDADE (m) 4,83	4,83	7.000	0,8690	6.000	27
274	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/827 | Poço de Monitoramento | PROFUNDIDADE (m) 29	29,00	42.000	0,8845	37.000	28
275	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/828 | Poço de Monitoramento | PROFUNDIDADE (m) 29,5	29,50	43.000	0,8845	38.000	28
276	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/901 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,7890	23.000	23
277	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/902 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,7890	23.000	23
278	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/903 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,7890	23.000	23
279	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/904 | Poço de Monitoramento | PROFUNDIDADE (m) 25	25,00	37.000	0,7890	29.000	23
280	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/905 | Poço de Monitoramento | PROFUNDIDADE (m) 15,5	15,50	23.000	0,7890	18.000	23
281	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/906 | Poço de Monitoramento | PROFUNDIDADE (m) 21,2	21,20	31.000	0,8090	25.000	24
282	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/907 | Poço de Monitoramento | PROFUNDIDADE (m) 19,92	19,92	29.000	0,8090	23.000	24
283	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/908 | Poço de Monitoramento | PROFUNDIDADE (m) 20,54	20,54	30.000	0,8090	24.000	24
284	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/001 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 100	100,00	145.000	0,6620	96.000	18
285	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/201 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 30	30,00	44.000	0,7615	34.000	22
286	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/202 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 61	61,00	89.000	0,7615	68.000	22
287	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/203 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 30,5	30,50	45.000	0,7615	34.000	22
288	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/204 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 60	60,00	87.000	0,8090	70.000	24
289	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/205 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 30,5	30,50	45.000	0,7615	34.000	22
290	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/206 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 60	60,00	87.000	0,8090	70.000	24
291	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/207 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 15,9	15,90	24.000	0,8090	19.000	24
292	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/208 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 31,2	31,20	46.000	0,8090	37.000	24
293	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/401 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 19,5	19,50	29.000	0,7615	22.000	22
294	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/402 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 35	35,00	51.000	0,7615	39.000	22
295	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/500 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 6	6,00	9.000	0,1460	1.000	5
296	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/501 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 12	12,00	18.000	0,1460	3.000	5
297	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/503 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 19	19,00	28.000	0,7615	21.000	22
298	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/504 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 53,5	53,50	78.000	0,7615	59.000	22
299	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/505 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 16,32	16,32	24.000	0,1460	4.000	5
300	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/50[illegible] | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 30,97	30,97	45.000	0,7175	32.000	20
301	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/801 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 7,4	7,40	11.000	0,7175	8.000	20
302	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/802 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 12,6	12,60	19.000	0,7175	14.000	20
303	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PP-024/004 | Poço Produção | PROFUNDIDADE (m) 145	145,00	670.000	0,2570	172.000	6
304	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PP-024/006 | Poço Produção | PROFUNDIDADE (m) 151,5	151,50	700.000	0,3385	237.000	8
305	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PP-024/008 | Poço Produção | PROFUNDIDADE (m) 80,9	80,90	374.000	0,1840	69.000	5
306	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PP-024/010 | Poço Produção | PROFUNDIDADE (m) 70	70,00	324.000	0,8090	262.000	24
307	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Cobre	PMM-119/001 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 15,2	15,20	22.000	0,1460	3.000	5
308	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Cobre	PMM-119/002 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 25,2	25,20	37.000	0,1460	5.000	5
309	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Cobre	PP-119/002 | Poço Produção | PROFUNDIDADE (m) 70	70,00	324.000	0,8090	262.000	24
310	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PM-080/500 | Poço de Monitoramento | PROFUNDIDADE (m) 10,8	10,80	16.000	0,1460	2.000	5
311	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PM-080/501 | Poço de Monitoramento | PROFUNDIDADE (m) 10,8	10,80	16.000	0,1460	2.000	5
312	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PM-080/512 | Poço de Monitoramento | PROFUNDIDADE (m) 10,4	10,40	16.000	0,1460	2.000	5
313	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PM-080/513 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,1460	2.000	5
314	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PM-080/515 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,2570	4.000	6
315	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PMM-080/001 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 21,5	21,50	32.000	0,1460	5.000	5
316	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PMM-080/002 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 29,5	29,50	43.000	0,1460	6.000	5
317	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PP-080/001 | Poço Produção | PROFUNDIDADE (m) 120	120,00	555.000	0,2925	162.000	7
318	EDIFICAÇÕES	CETREL	PLANTA DE REUSO	-	PLANTA DE REUSO - Localizada no Complexo Básico composta por: Casa de comando, operações e CCM; Base de Tanques; Cercamento em Alambrado; Tanque de água tratada com 49m³; -anque de coagulação com 72m3; Subestação e casa das comportas no Canal do Cobre.	-	17.203.000	0,9030	15.534.000	26
319	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Conjunto de bases em concreto armado para suporte de equipamentos da subestação, pátio de brita e malha de aterramento	-	126.000	0,4370	55.000	18
320	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Lagos ornamental, com paredes laterais e fundo revestidas com manta impermeabilizante e concreto desempenado, incluindo pontes de madeira.	-	415.000	0,4780	198.000	16
321	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Praça para descanso executada com pavimentação em ladrilho e concreto desempenado, contendo floreiras em concreto.	-	130.000	0,0540	7.000	1
322	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Caixa dágua elevada cilíndrica em concreto armado.	-	287.000	0,4370	125.000	18
323	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	FAZENDAS DE LODO - composta de 17 células.	-	7.477.000	0,4065	3.039.000	11
324	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Pavimentação em asfalto.	40.802,91	4.670.000	0,3610	1.686.000	5
325	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Pavimentação em concreto desempenado.	2.490,15	352.000	0,1330	47.000	3
326	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Pavimentação em blocos intertravados.	940,16	133.000	0,1330	18.000	3
327	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Pavimentação em cascalho.	29.767,00	2.100.000	0,1330	279.000	3
328	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Cercas em arame farpado e mourão de concreto (m).	7.965,00	864.000	0,3720	321.000	6
329	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Redes externas de abastecimento de água potável, coleta de esgotos e águas pluviais, combate a incêndio, paisagismo, iluminação externa e interligações e acessórios do processo de tratamento de efluentes.	-	19.711.500	0,7940	15.651.000	22

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
330	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	ADMINISTRAÇÃO / PORTARIA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento interno em argamassa de chapisco e emboço com azulejos nos sanitários; revestimento externo em argamassa de chapisco e emboço; piso em placas cerâmicas, vinílicas e granilita; pintura com tinta látex; caixilhos de alumínio de correr com vidros lisos; portas de madeira e de alumínio do tipo caixilho; iluminação com lâmpadas fluorescentes; forro do tipo "forrovid"; cobertura em telhas trapezoidais de fibrocimento apoiadas sobre estrutura de concreto armado e de madeira em duas águas. Apresenta fosso para balanção rodoviária.	220,00	413.000	0,5370	222.000	23
331	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	ALMOXARIFADO / REFEITÓRIO - Galpão semi-aberto com pé-direito de 4,00 m. Estrutura pré moldada de concreto armado com fechamento lateral parcial em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco e emboço; piso em concreto armado; pintura com tinta látex; caixilhos de alumínio de correr com vidros lisos e em tijolos vazados; portas de madeira e de alumínio; iluminação com lâmpadas fluorescentes e mistas; cobertura em telhas trapezoidais de fibrocimento apoiadas sobre estrutura de concreto armado em duas águas.	255,00	275.000	0,5370	148.000	23
332	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	CASA DE BOMBAS / CAIXA D'ÁGUA - Edificação térrea com estrutura de concreto armado com fechamento lateral em alvenaria de tijolos comuns; piso cimentado; pintura com tinta látex; portas de madeira; iluminação com lâmpadas mistas; cobertura em laje de concreto armado. Apresenta caixa d´água elevada.	7,00	6.000	0,5370	3.000	23
333	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO USUÁRIAS - Galpão aberto com pé-direito de 3,50 m. Estrutura metálica com fechamento lateral parcial em telhas trapezoidais de aço zincado; piso em concreto armado; cobertura em telhas trapezoidais de aço zincado apoiadas sobre estrutura metálica em duas águas.	400,00	307.000	0,6320	194.000	33
334	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO DE MANUSEIO DE RESÍDUOS - Galpão aberto com pé-direito de 4,00 m. Estrutura metálica com fechamento lateral parcial em telhas trapezoidais de aço zincado; piso em concreto armado; cobertura em telhas trapezoidais de aço zincado apoiadas sobre estrutura metálica em duas águas.	637,00	489.000	0,4780	234.000	23
335	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO USUÁRIAS II - Galpão semi-aberto com pé-direito de 4,00 m. Estrutura metálica e de concreto armado com fechamento lateral parcial em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco; piso em concreto armado; cobertura em telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto armado e metálica em duas águas.	540,00	415.000	0,6280	261.000	28
336	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	CASA DA BOMBA DE INCÊNDIO BC-2 - Edificação térrea (semi enterrada). Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco e emboço; piso em concreto armado; pintura com tinta látex; iluminação com lâmpadas incandescentes; cobertura em telhas trapezoidais de fibrocimento apoiadas sobre estrutura de concreto armado em duas águas.	25,00	25.000	0,5370	13.000	23
337	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	TANQUE PARA ÁGUA DE INCÊNDIO - Tanque em concreto armado, capacidade 300.000 l, profundidade 1,2 m.	300,00	657.000	0,4580	301.000	14
338	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO PARA ESTOCAGEM DE ASCAREL - Galpão semi-aberto com pé-direito de 4,50 m. Estrutura metálica; piso em concreto armado; cobertura em telhas trapezoidais de aço zincado apoiadas sobre estrutura metálica em duas águas; fechamento lateral parcial em telhas trapezoidais de aço zincado.	637,00	489.000	0,7100	347.000	33
339	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO DA GRIFFIN - Galpão aberto com pé-direito de 4,00 m. Estrutura pré moldada de concreto; piso em concreto armado; cobertura em telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	400,00	307.000	0,5370	165.000	23
340	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO PRONOR- Galpão aberto com pé-direito de 4,00 m. Estrutura pré moldada de concreto; piso em concreto armado; cobertura em telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	250,00	192.000	0,5370	103.000	23
341	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	CASA DA APOIO À PRONOR - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco e emboço; elementos vazados de concreto; piso cimentado; pintura com tinta látex; portas de ferro do tipo grade; iluminação com lâmpadas incandescentes; cobertura em telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	7,50	6.000	0,6620	4.000	30
342	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	CASA DA BOMBA DE INCÊNDIO BC-1 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco e emboço; piso cimentado; pintura com tinta látex; portas de ferro do tipo grade; iluminação com lâmpadas incandescentes; cobertura em telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira em duas águas.	39,00	38.000	0,5370	20.000	23
343	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO DE BLENDING- Galpão semi-aberto com pé-direito de 6m. Estrutura metálica com fechamento lateral parcial em alvenaria de tijolos cerâmicos com altura de 2,00 m; piso em concreto armado; cobertura em telhas trapezoidais de aço zincado apoiadas sobre estrutura metálica em arco.	1.312,00	1.170.000	0,3900	456.000	23
344	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	ESCRITÓRIO DA BIOLAVAGEM - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento interno em argamassa de chapisco e emboço com azulejos no sanitário; revestimento externo em argamassa de chapisco e emboço; piso em placas cerâmicas, vinílicas e cimentado; pintura com tinta látex; caixilhos de alumínio de correr com vidros lisos; portas de alumínio; iluminação com lâmpadas fluorescentes; forro do tipo "forrovid"; cobertura em telhas trapezoidais de fibrocimento apoiadas sobre estrutura de concreto armado em uma água.	48,00	47.000	0,4780	22.000	23
345	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	LAVADOR DE VEÍCULOS E PRENSAGEM DE TAMBORES - Estrutura de concreto armado com fechamento lateral parcial em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco e emboço; piso em concreto armado; pintura com tinta látex; porta de ferro do tipo grade; iluminação com lâmpadas mistas; cobertura parcial em telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira em uma água e em laje de concreto armado.	125,00	106.000	0,5370	57.000	23
346	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	POSTO DE VIGILÂNCIA I - Edificação em 2 pavimentos com pé-direito de 2,30 m por pavimento. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; paredes do sanitário revestida com azulejos; piso cerâmico; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas de luz mista; forro parcial em lambris de madeira e parcial em laje de concreto; telhas de fibrocimento do tipo kalhetão; elementos vazados de concreto para ventilação.	4,50	5.000	0,5370	3.000	23
347	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM BRASKEM (BACIA) - Estrutura de concreto armado para estocagem de resíduos.	700,00	920.000	0,5200	478.000	28
348	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM ISOPOL - Estrutura de concreto armado; pardes em concreto e cobertura em telhas estruturais de aço zincado.	644,00	495.000	0,5370	266.000	23
349	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM ISOPOL II - Estrutura de concreto armado; pardes em concreto e cobertura em telhas estruturais de aço zincado.	1.166,00	895.000	0,5370	481.000	23
350	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM SEM IDENTIFICAÇÃO - Estrutura de concreto armado; pardes em concreto e cobertura em telhas estruturais de aço zincado.	2.208,00	1.700.000	0,4780	813.000	23
351	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM BRASKEM II - Estrutura de concreto armado e paredes em concreto.	1.200,00	1.580.000	0,5200	822.000	28
352	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM PRONOR I - Estrutura de concreto armado e paredes em concreto.	1.200,00	1.580.000	0,5200	822.000	28
353	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM PRONOR II - Estrutura de concreto armado e paredes em concreto.	1.323,00	1.740.000	0,5200	905.000	28
354	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	PÁTIO DE ESTOCAGEM DA GRIFFIN - Pátio revestido em concreto armado, com área de 2.400 m².	2.400,00	3.160.000	0,4245	1.341.000	28
355	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO (PGRS) - Galpão aberto com pé-direito de 5,00 m. Estrutura pré moldada de concreto; piso em concreto armado; cobertura em telhas de alumínio apoiadas sobre estrutura de concreto em duas águas; sala de apoio em alvenaria revestida com argamassa de chapisco e emboço; pintura látex e piso cerâmico.	900,00	969.000	0,7400	717.000	35
356	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Tanque para biolavagem com estrutura de concreto armado	-	135.000	0,6480	100.000	29

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
357	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Reservatório de água para biolavagem com estrutura de concreto armado	-	79.000	0,6450	51.000	29
358	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Quatro tanques para recebimento de resíduos por batelada com estrutura de concreto armado, capacidade 25 m³ cada.	-	103.000	0,5930	61.000	26
359	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Caixa d´água enterrada com estrutura de concreto armado, localizada atrás do prédio administrativo.	-	42.000	0,1330	6.000	3
360	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Pavimentação em asfalto.	5.845,00	669.000	0,1590	106.000	2
361	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Pavimentação em cascalho.	25.942,00	1.830.000	0,1330	243.000	3
362	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Cercas em arame farpado e mourão de concreto (m).	4.480,00	486.000	0,1330	65.000	3
363	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral parcial em alvenaria de tijolos cerâmicos laminados aparentes e parcial em elementos vazados de concreto para ventilação; revestimentos interno e externo com pintura impermeabilizante incolor; piso parcial em concreto armado e parcial em placas vinílicas do tipo plurigoma; portas de alumínio; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas onduladas de fibrocimento; forro em laje de concreto armado; sanitários com paredes revestidas com azulejos e piso cerâmico. Apresenta estrutura em concreto armado para medição de vazão e poço das bombas de sucção subterrâneo.	791,00	1.490.000	0,4265	635.000	21
364	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	SANITÁRIO EXTERNO - Edificação térrea com pé-direito de 2,50 m. Estrutura de concreto armado; fechamento lateral em alvenaria de tijolos cerâmicos laminados aparentes; revestimento externo com pintura impermeabilizante incolor; revestimento interno com azulejos; piso cerâmico; portas de madeira; iluminação com lâmpadas fluorescentes; cobertura em laje de concreto armado.	12,00	16.000	0,2040	3.000	11
365	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	CASA DE BOMBAS I DA BACIA DE EMERGÊNCIA- Edificação térrea com pé-direito de 3,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral parcial em alvenaria de tijolos cerâmicos laminados aparentes e parcial em elementos vazados de concreto para ventilação; revestimento interno argamassa de chapisco, emboço e pintura látex; revestimento externo com pintura impermeabilizante incolor; piso em concreto armado; porta de ferro; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em laje de concreto armado. Apresenta poço das bombas de sucção subterrâneo em concreto armado.	9,00	12.000	0,4780	6.000	23
366	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	CASA DE BOMBAS II DA BACIA DE EMERGÊNCIA- Edificação térrea com pé-direito de 3,00 m, suspensa por pilares de concreto. Estrutura de concreto armado; fechamento lateral em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco, emboço e pintura látex; piso em concreto armado; porta de madeira; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em laje de concreto armado.	12,00	16.000	0,2500	4.000	11
367	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	BACIA DE EMERGÊNCIA - Bacia erigida em concreto armado, capacidade de armazenamento 15.000 m³. (m3)	15.000,00	7.130.000	0,3940	2.809.000	12
368	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	Cercas em alambrado e mourões de concreto (m).	327,00	36.000	0,1330	5.000	2
369	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	Pavimentação em asfalto.	1.450,00	166.000	0,1420	24.000	2
370	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	Pavimentação em concreto desempenado.	5.520,00	779.000	0,1190	93.000	3
371	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral parcial em alvenaria de blocos de concreto e parcial em placas de policarbonato para ventilação; revestimentos interno e externo com argamassa de chapisco e emboço; pintura com tinta látex; piso parcial em concreto armado e parcial em placas vinílicas do tipo plurigoma; portas e caixilhos de alumínio; portão de alumínio do tipo gradil; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas de fibrocimento do tipo "kalhetão" apoiadas sobre estrutura de concreto; sanitários com paredes revestidas com azulejos e piso cerâmico. Apresenta poço das bombas de sucção subterrâneo e estrutura de concreto de suporte das bombas.	402,60	758.000	0,6450	489.000	35
372	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	BASE DE GERADOR - Estrutura em concreto armado	-	165.000	0,9550	158.000	53
373	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	Reservatório de controle em concreto armado, revestido com impermeabilizante. (m3)	-	2.513.000	0,6190	1.556.000	30
374	EDIFICAÇÕES	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	Estrutura para recebimento de efluentes em concreto armado.	-	9.006.000	0,6190	5.575.000	30
375	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	Cercas em alambrado e mourões de concreto (m).	707,00	77.000	0,1330	10.000	2
376	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	Pavimentação em asfalto.	694,00	80.000	0,1590	13.000	2
377	BENFEITORIAS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
378	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	COBERTURA BOMBAS DE INCÊNDIO - Galpão aberto com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral parcial em alvenaria de blocos de concreto; revestimento externo em litocerâmica; piso de concreto armado; pintura com tinta látex; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento.	60,00	47.000	0,4780	22.000	23
379	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Reservatório de combate a incêndio com fundo revestido em concreto e talude revestido com solo/cimento. (m3)	500,00	948.000	0,3020	286.000	10
380	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Tanques de neutralização, com fundo revestido em concreto e talude revestido com solo/cimento. (m3)	100,00	473.000	0,3020	143.000	10
381	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Tanque de emergência em concreto armado, com fundo revestido em concreto e talude revestido com solo/cimento. (m3)	500,00	948.000	0,3020	286.000	10
382	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	CASA DE CAL - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos laminados; piso de concreto armado; revestimento interno em argamassa de chapisco e emboço; pintura com inta látex; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira em uma água.	28,00	21.000	0,4780	10.000	23
383	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Tanque de resíduos para queima concreto armado. (m3)	177,00	836.000	0,3020	252.000	10
384	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	POSTO DE VIGILÂNCIA - Edificação elevada em estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos laminados; piso de granilite; caixilhos e portas de alumínio; iluminação com lâmpadas fluorescentes; cobertura em laje de concreto armado.	4,00	4.000	0,4780	2.000	23
385	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	CASA DE PREPARO DE URÉIA - Edificação térrea com pé-direito de 3,50 m. Estrutura de conreto armado pré-moldado com fechamento lateral parcial em alvenaria de blocos cerâmicos aparentes e cobogó; piso de concreto armado; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura com telhas de fibrocimento do tipo kalhetão.	24,00	24.000	0,4780	11.000	23
386	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	GALPÃO PARA DESCONTAMINAÇÃO DE ASCAREL - Galpão fechado com pé-direito de 5,00 m. Estrutura de conreto armado pré-moldado com fechamento lateral parcial em alvenaria de blocos de concreto e cobogó; piso de concreto armado; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	211,00	247.000	0,6460	160.000	34
387	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PIPE RACK - Estrutura de concreto do pipe rack, para sustentação de tubulações e equipamentos. (m)	450,00	3.030.000	0,4780	1.448.000	23
388	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	CCM DA ÁREA 600 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria; revestimento interno parcial em argamassa de chapisco e emboço e parcial em azulejos; piso de placas cerâmicas e do tipo plurigoma; portas e caixilhos de alumínio; cobertura em telhas de fibrociemnto do tipo kalhetão.	28,00	27.000	0,4780	13.000	23
389	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	LAMINAÇÃO / LUBRIFICAÇÃO - Edificação térrea com pé-direito de 3,00 m. Estrutura de conreto armado com fechamento lateral parcial em alvenaria de blocos de concreto; piso de concreto armado; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura com telhas onduladas de fibrocimento; gradil de ferro.	21,70	21.000	0,4780	10.000	23

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
390	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		GALPÃO DE ARMAZENAGEM DE RESÍDUOS PARA QUEIMA - Galpão fechado com pé-direito de 4,50 m. Estrutura de concreto armado pré-moldado com fechamento lateral em alvenaria de blocos de concreto; piso em concreto armado; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	180,00	194.000	0,4780	93.000	23
391	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		CALDEIRAS / COMPRESSORES - Galpão aberto com pé-direito de 3,50 m. Estrutura de concreto armado; piso de concreto armado; cobertura com telhas onduladas de fibrocimento.	70,00	54.000	0,4780	26.000	23
392	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		CASA DE QUÍMICA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimentos interno e externo em argamassa de chapisco e emboço; piso cimentado; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura metálica em uma água.	32,00	24.000	0,4780	11.000	23
393	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		CCM INCINERAÇÃO DE SÓLIDOS - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; piso de placas de borracha do tipo plurigoma; portas de ferro; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	50,00	49.000	0,4780	23.000	23
394	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		Tanque de água da área de utilidades. (m3)	50,00	110.000	0,3020	33.000	10
395	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		SEGURANÇA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos cerâmicos aparentes laminados; revestimento interno argamassa de chapisco e emboço; pintura com tinta látex; piso em granilite; portas de madeira; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	20,00	15.000	0,4780	7.000	23
396	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		ALMOXARIFADO / OFICINA - Galpão fechado com pé-direito de 4,00 m. Estrutura de concreto armado pré-moldado com fechamento lateral em alvenaria de blocos de concreto; revestimento com argamassa de chapisco e emboço; piso de concreto armado com pintura epóxi; pintura com tinta látex; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre vigas de concreto em duas águas.	290,00	313.000	0,4780	150.000	23
397	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		PORTARIA / FOSSO DA BALANÇA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos laminados; revestimento interno em argamassa de chapisco e emboço; pintura látex; piso de granilite; caixilhos e portas de alumínio; iluminação com lâmpadas fluorescentes; forro de gesso; cobertura com telhas de fibrociemento do tipo Kalhetão. Sanitário com piso em granito e paredes revestidas com azulejos até 1,80 m.	111,00	371.000	0,4780	177.000	23
398	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		FOSSO DA BALANÇA	-	168.000	0,5520	93.000	33
399	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		ADMINISTRAÇÃO / LABORATÓRIO - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos laminados; piso de granilite; revestimento interno parcial em argamassa de chapisco e emboço e parcial em azulejos; pintura com tinta látex; caixilhos e portas de alumínio; iluminação com lâmpadas fluorescentes; forro em forrovid; cobertura em telhas onduladas de fibrocimento; sanitários com azulejos até o teto e piso cerâmico.	360,00	758.000	0,5600	424.000	28
400	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		VESTIÁRIO / OFICINA / REFEITÓRIO / MONITORAMENTO - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos laminados; revestimento interno parcial em azulejos; piso em concreto armado com pintura epóxi; placas cerâmicas, plurigoma e granilite; caixilhos e portas de alumínio; iluminação com lâmpadas de luz mista e fluorescentes; forro de gesso e do tipo Forrovid; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	510,00	550.000	0,4780	263.000	23
401	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		ÁREA DE LAZER - Edificação térrea com pé-direito de 3,00 m. Estrutura de madeira com fechamento lateral parcial em alvenaria de tijolos cerâmicos; revestimento em argamassa de chapisco e emboço; piso em concreto desempenado; iluminação com lâmpadas fluorescentes; cobertura em telhas cerâmicas.	42,25	29.000	0,4780	14.000	23
402	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		CASA DO OPERADOR / SUBESTAÇÃO / CCM	75,00	73.000	0,7430	54.000	42
403	EDIFICAÇÕES	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		Caixa d'água elevada em concreto. (m3)	12,00	17.000	0,3320	6.000	11
404	BENFEITORIAS	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		Pavimentação em asfalto.	8.505,00	974.000	0,1420	138.000	2
405	BENFEITORIAS	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		Cercas alambrado e mourão de concreto (m).	856,50	93.000	0,1190	11.000	2
406	BENFEITORIAS	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		Paisagismo gramado.	9.350,00	109.000	1,0000	109.000	#VALOR!
407	BENFEITORIAS	CETREL	UNIDADE DE INCINERAÇÃO DE - SÓLIDOS E LÍQUIDOS		Redes externas de água potável, coleta de esgotos e águas pluviais, combate à incêndio, iluminação e pátios de estocagem de tambores.	-	503.000	0,6810	343.000	18
408	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA DO - COMPLEXO BÁSICO		CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos interno e externo com pintura látex; piso parcial em concreto armado e parcial em placas vinílicas do tipo plurigoma; portas e caixilhos de alumínio; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas de fibrocimento do tipo "kalhetão" apoiadas sobre estrutura de concreto; forro parcial em laje de concreto; sanitários com paredes revestidas com azulejos e piso cerâmico. Apresenta poço das bombas de sucção subterrâneo e estrutura de concreto para apoio das bombas.	418,00	5.250.000	0,3270	1.717.000	13
409	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA DO - COMPLEXO BÁSICO		CASA DE PAINÉIS - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado; fechamento lateral parcial em alvenaria de blocos de concreto; revestimentos externo e interno com argamassa de chapisco, emboço e pintura com tinta látex; piso em concreto desempenado; cobertura com telhas de fibrocimento do tipo "kalhetão".	80,00	55.000	0,2920	16.000	13
410	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA DO - COMPLEXO BÁSICO		CASA DE COMPRESSORES I - Edificação térrea com pé-direito de 2,50 m. Estrutura de concreto armado; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos externo e interno em pintura com tinta látex; piso em concreto desempenado; cobertura com telhas onduladas de fibrocimento.	40,00	39.000	0,2920	11.000	13
411	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA DO - COMPLEXO BÁSICO		CASA DE COMPRESSORES II - Edificação térrea com pé-direito de 2,50 m. Estrutura de concreto armado; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos externo e interno em pintura com tinta látex; piso em concreto desempenado; cobertura com telhas onduladas de fibrocimento.	16,50	16.000	0,2920	5.000	13
412	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA DO - COMPLEXO BÁSICO		LABORATÓRIO DESATIVADO - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos externo e interno em pintura com tinta látex; piso em granilite; cobertura com telhas de fibrocimento do tipo "kalhetão"; caixilhos de alumínio com vidros lisos comuns; portas de madeira e iluminação com lâmpadas fluorescentes.	80,00	115.000	0,2380	27.000	13
413	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA DO - COMPLEXO BÁSICO		RESERVATÓRIOS PAR E ÍMPAR - Caixas em concreto armado para amortização do sistema.	-	568.000	0,4050	230.000	18

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
414	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Caixa classificadora de areia em concreto armado.	-	175.000	0,0940	16.000	3
415	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Caixa classificadora de areia e canal em concreto armado.	-	1.510.000	0,3385	511.000	11
416	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Dois tanques para armazenagem de resíduos, revestidos com manta impermeabilizante PAD e camada de argila.	-	179.000	0,4050	72.000	18
417	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	CANAL DE CONCRETO	-	770.000	0,8950	689.000	52
418	BENFEITORIAS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Cercas em alambrado e mourões de concreto (m).	814,00	89.000	0,1330	12.000	2
419	BENFEITORIAS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Pavimentação em asfalto.	7.710,00	883.000	0,1590	140.000	2
420	EDIFICAÇÕES	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Paisagismo gramado.	9.775,00	114.000	1,0000	114.000	#VALOR!
421	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 1 - Câmara	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
422	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 1 - Câmara	Base em concreto para suporte da estação.	9,38	15.000	0,6100	9.000	27
423	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 2 - Gravatá	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
424	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 2 - Gravatá	Base em concreto para suporte da estação.	10,00	16.000	0,6100	10.000	27
425	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 3 - Cobre	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
426	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 3 - Cobre	Base em concreto para suporte da estação.	10,00	16.000	0,6100	10.000	27
427	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 4 - Futurama	Cercas em alambrado e mourões de concreto (m).	17,00	2.000	0,3720	1.000	6
428	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 4 - Futurama	Base em concreto para suporte da estação.	4,20	7.000	0,6100	4.000	27
429	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 5 - Lamarão	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
430	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 5 - Lamarão	Base em concreto para suporte da estação.	8,76	14.000	0,6100	9.000	27
431	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 6 - Concórdia	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
432	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 6 - Concórdia	Base em concreto para suporte da estação.	10,00	16.000	0,6100	10.000	27
433	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 7 - Nova Dias Dávila (Escola)	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
434	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 7 - Nova Dias Dávila (Escola)	Base em concreto para suporte da estação.	8,76	14.000	0,6100	9.000	27
435	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 8 - Machadinho	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
436	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 8 - Machadinho	Base em concreto para suporte da estação.	8,76	14.000	0,6100	9.000	27
437	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 9 - Leandrinho	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
438	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 9 - Leandrinho	Base em concreto para suporte da estação.	10,00	16.000	0,6100	10.000	27
439	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 10 - Areias	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,5740	2.000	10
440	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 10 - Areias	Base em concreto para suporte da estação.	10,00	16.000	0,8090	13.000	40
441	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 11 - Pirajá	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
442	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 11 - Pirajá	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
443	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 12 - Paralela	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
444	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 12 - Paralela	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
445	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 13 - Rio Vermelho	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
446	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 13 - Rio Vermelho	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
447	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 14 - Dique	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
448	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 14 - Dique	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
449	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 15 - Campo Grande	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
450	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 15 - Campo Grande	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
451	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 1	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
452	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 1	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
453	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 2	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
454	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 2	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
455	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 3	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
456	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 3	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
457	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação Meteorológica (Millenium)	Cercas em alambrado e mourões de concreto (m).	24,00	3.000	0,8690	3.000	18
458	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação Meteorológica (Millenium)	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
459	BENFEITORIAS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação Meteorológica (Porto de Aratu)	Cercas em alambrado e mourões de concreto (m).	24,00	3.000	0,8690	3.000	18
460	EDIFICAÇÕES	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação Meteorológica (Porto de Aratu)	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
461	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Cobre	CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos interno e externo com pintura látex; piso parcial em concreto armado e parcial em placas vinílicas do tipo plurigoma; portas e caixilhos de alumínio; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas de fibrocimento do tipo "kalhetão" apoiadas sobre estrutura de concreto; sanitários com paredes revestidas com azulejos e piso cerâmico. Apresenta poço das bombas de sução subterrâneo e estrutura de concreto externa de direcionamento de resíduos para o poço.	210,00	2.640.000	0,3270	863.000	13
462	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Cobre	CASA DE PAINÉIS - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado; fechamento lateral parcial em alvenaria de blocos de concreto; revestimentos externo e interno com argamassa de chapisco, emboço e pintura com tinta látex; piso em concreto desempenado; cobertura com telhas de fibrocimento do tipo "kalhetão".	70,00	68.000	0,3270	22.000	13
463	BENFEITORIAS	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Cobre	Cercas em alambrado e mourões de concreto (m).	106,00	12.000	0,1330	2.000	2
464	BENFEITORIAS	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Cobre	Pavimentação em asfalto.	225,00	15.000	0,1590	2.000	2
465	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Bandeira	CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos interno e externo com pintura látex; piso parcial em concreto armado e parcial em placas vinílicas do tipo plurigoma; portas e caixilhos de alumínio; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas de fibrocimento do tipo "kalhetão" apoiadas sobre estrutura de concreto; sanitários com paredes revestidas com azulejos e piso cerâmico. Apresenta poço das bombas de sução subterrâneo e estrutura de concreto externa de direcionamento de resíduos para o poço.	210,00	2.640.000	0,3270	863.000	13
466	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Bandeira	CASA DE PAINÉIS - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado; fechamento lateral parcial em alvenaria de blocos de concreto; revestimentos externo e interno com argamassa de chapisco, emboço e pintura com tinta látex; piso em concreto desempenado; cobertura com telhas de fibrocimento do tipo "kalhetão".	70,00	68.000	0,3270	22.000	13
467	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Bandeira	Reservatório em concreto armado.	20,00	44.000	0,4050	18.000	18
468	BENFEITORIAS	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Bandeira	Cercas em alambrado e mourões de concreto (m).	1.590,00	173.000	0,1330	23.000	2
469	BENFEITORIAS	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Bandeira	Pavimentação em asfalto.	335,00	23.000	0,1590	4.000	2

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
470	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Imbassaí	CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral parcial em alvenaria de blocos de concreto; revestimentos interno e externo com pintura látex; piso em concreto armado; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas de fibrocimento do tipo "kalhetão" apoiadas sobre estrutura de concreto. Apresenta poço das bombas de sução subterrâneo e bacia de contenção lateral em de concreto.	105,00	1.320.000	0,4370	577.000	18
471	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Imbassaí	DIQUE DE CONTENÇÃO LATERAL EM CONCRETO ARMADO	48.900,00	23.230.000	0,1840	4.274.000	5
472	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Imbassaí	GERADOR / CCM / ESCRITÓRIO - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado; fechamento lateral em alvenaria de blocos de concreto; revestimentos externo e interno com argamassa de chapisco, emboço e pintura com tinta látex; piso parcial em concreto desempenado, parcial em placas vinílicas do tipo plurigoma; portas de alumínio e de madeira; caixilhos de alumínio; iluminação com lâmpadas fluorescentes; sanitários com piso cerâmico e parede revestida com azulejos até o teto; forro parcial em lambris de madeira, parcial em laje de concreto e parcial em PVC; cobertura com telhas de fibrocimento do tipo "kalhetão".	320,00	345.000	0,9330	322.000	46
473	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Imbassaí	EDIFICAÇÃO PARA ABRIGO DE EQUIPAMENTO - Edificação térrea com pé-direito de 2,50 m. Estrutura de concreto armado; fechamento lateral em alvenaria de blocos de concreto; revestimentos externo e interno em argamassa de chapisco e emboço; pintura com tinta látex; piso cerâmico; portas de alumínio; caixilhos de alumínio com vidros lisos comuns; iluminação fluorescente; cobertura em laje de concreto.	6,25	7.000	0,5370	4.000	23
474	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Imbassaí	CASA DE BOMBAS DE INCÊNDIO - Edificação térrea com pé-direito de 2,50 m e parte subterrânea com 5,00 m. Estrutura de concreto armado; fechamento lateral em alvenaria de tijolos cerâmicos laminados aparentes; revestimento interno parcial em argamassa de chapisco e emboço; pintura com tinta látex; piso em concreto desempenado; portas de ferro; caixilhos de alumínio com vidros lisos comuns; iluminação com lâmpadas fluorescentes; cobertura em laje de concreto armado. Apresenta reservatório de combate à incêndio externo, em alvenaria e concreto armado.	22,00	22.000	0,5370	12.000	23
475	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Imbassaí	BACIA DE EMERGÊNCIA - Bacia erigida em concreto armado, com revestimento impermeabilizante. (m3)	10.000,00	4.750.000	0,5080	2.413.000	16
476	EDIFICAÇÕES	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Imbassaí	Caixa classificadora de óleo e areia em concreto armado	-	175.000	0,3940	69.000	13
477	BENFEITORIAS	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Imbassaí	Cercas em alambrado e mourões de concreto (m).	753,00	82.000	0,1330	11.000	2
478	BENFEITORIAS	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Imbassaí	Pavimentação em asfalto.	2.209,00	147.000	0,1590	23.000	2
479	BENFEITORIAS	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Imbassaí	Pavimentação para carretas, projeto tabelado	-	1.224.000	0,9815	1.201.000	29
480	BENFEITORIAS	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Imbassaí	Pavimentação em concreto desempenado.	878,00	96.000	0,0940	9.000	2
481	BENFEITORIAS	CETREL	ESTAÇÕES ELEVATÓRIAS TERRENO DE TERCEIROS	EM Elevatória Boticário	ESTAÇÃO ELEVATÓRIA DO BOTICÁRIO COMPOSTA POR: Casa de bombas, poço de sucção, tanque de armazenamento em concreto com 80m³.	-	999.000	0,9870	986.000	49
482	EDIFICAÇÕES	CETREL	EMISSÁRIO TERRESTRE SUBMARINO	E EMISSÁRIO TERRESTRE E SUBMARINO	EMISSÁRIO TERRESTRE - Tubulações em aço carbono revestido com pintura e concreto para transporte de efluentes até o emissário submarino, comprimento total de 11.020 m. EMISSÁRIO SUBMARINO (TRECHO PONTE E TRECHO SUBMARINO) - Sistema de disposição oceânica (SDO) composto por tubulações em aço carbono com revestimento em pintura e concreto, diâmetro 1.340 mm, extensão total de 4.800 m; 182 difusores, diâmetro 100 mm e extensão de 504 m.	-	172.179.000	0,4040	69.560.000	24
483	EDIFICAÇÕES	CETREL	EMISSÁRIO TERRESTRE SUBMARINO	E TUBULAÇÕES	INTERCEPTOR ORGÂNICO - Tubulações em ferro fundido e concreto armado, diâmetro de 1.200 mm, comprimento total de 1.449 m.	-	6.107.000	0,5280	3.224.000	26
484	EDIFICAÇÕES	CETREL	EMISSÁRIO TERRESTRE SUBMARINO	E TUBULAÇÕES	EMISSÁRIO FINAL - Tubulações em ferro fundido, diâmetro de 1.200 mm, comprimento total de 1.075 m.	-	7.147.000	0,5280	3.774.000	26
485	EDIFICAÇÕES	CETREL	EMISSÁRIO TERRESTRE SUBMARINO	E TUBULAÇÕES	EMISSÁRIO FINAL (DUPLICAÇÃO) - Tubulações em PEAD, diâmetro de 1.200 mm, comprimento total de 1.075 m.	-	1.838.000	0,5280	970.000	26
486	EDIFICAÇÕES	CETREL	BARRAGENS EM TERRENO TERCEIROS	DE -	BARRAGEM DO COBRE - Barragem executada em solo compactado e revestida com enrocamento.	90.000,00	3.500.000	0,3690	1.292.000	26
487	EDIFICAÇÕES	CETREL	BARRAGENS EM TERRENO TERCEIROS	DE -	BARRAGEM CAPIVARA - Barragem executada em solo compactado e revestida com enrocamento.	60.000,00	2.340.000	0,4525	1.059.000	26
488	EDIFICAÇÕES	CETREL	BARRAGENS EM TERRENO TERCEIROS	DE -	BARRAGEM COMPLEXO BÁSICO - Barragem executada em solo compactado e revestida com enrocamento.	455.000,00	17.690.000	0,4525	8.005.000	26
489	EDIFICAÇÕES	CETREL	BARRAGENS EM TERRENO TERCEIROS	DE -	BARRAGEM BANDEIRA - Barragem executada em solo compactado e revestida com enrocamento.	100.000,00	3.890.000	0,4525	1.760.000	26
523	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PREDIO DE OPERAÇÃO contendo: laboratório; vestiário; sala de quadros elétricos; estocagem de produtos; sala de controle e subestação - Edificação em 3 pavimentos; estrutura de concreto armado com fechameto lateral em concreto pré-moldado e parte com tijolos aparente; piso de placas cerâmicas e cimentado; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira e vidro lisc; iluminação com lâmpadas fluorescentes;	4.274,88	7.720.000	0,2810	2.169.000	11
524	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	60-TQ-5201-B; Tanque de Água Bruta (caixa de Chegada); dimensões principais; largura: 2400 mm; comprimento: 2400 mm; altura: 8200 mm; volume útil: 50 m3; material: concreto	50,00	237.000	0,1860	44.000	6
525	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	CF-5201A; clarificador; tipo: vertical - precipitator; capacidade total: 5000 m3/h; velocidade ascensional: 0,0136 m/seg; tempo de retenção: 1 hora e 34 min; diâmetro superior: 32 m; diâmetro: 25,80 m; altura total: 6,35 m; altura útil: 6 m; material de construção: concreto; floculador; tipo: tronco piramidal; diâmetro superior: 9 m; diâmetro inferior: 18 m; altura: 5,35 m; material: fibra de vidro; fabricante: aybron	3.318,05	15.670.000	0,2450	3.839.000	7
526	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	CF-5201B; clarificador; tipo: vertical - precipitator; capacidade total: 5000 m3/h; velocidade ascensional: 0,0136 m/seg; tempo de retenção: 1 hora e 34 min; diâmetro superior: 32 m; diâmetro: 25,80 m; altura total: 6,35 m; altura útil: 6 m; material de construção: concreto; floculador; tipo: tronco piramidal; diâmetro superior: 9 m; diâmetro inferior: 18 m; altura: 5,35 m; material: fibra de vidro; fabricante: aybron	3.318,05	15.670.000	0,3940	6.174.000	12
527	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	CF-5201C; clarificador turbo-ionen; material: concreto; vazão de projeto: 2500 m3/h; velocidade ascensional da água na zona de clarificação: 535 m3/h; tempo de retenção: 1,8 hs;	3.318,05	15.670.000	0,3940	6.174.000	12
528	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-5201A; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4200 mm; comprimento: 8500 mm; altura: 2580 mm; altura do leito de areia: 600 mm; características da areia filtrante : tamanho efetivo nominal 0,6 a 0,7 mm; coeficiente de uniformidade 1,6; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36,4 m/h	92,11	202.000	0,2185	44.000	7
529	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-5201B; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4200 mm; comprimento: 8500 mm; altura: 2580 mm; altura do leito de areia: 600 mm; características da areia filtrante : tamanho efetivo nominal 0,6 a 0,7 mm; coeficiente de uniformidade 1,6; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36,4 m/h	92,11	202.000	0,2185	44.000	7

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
530	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-S201C; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4200 mm; comprimento: 8500 mm; altura: 2580 mm; altura do leito de areia: 600 mm; caracteristicas de areia filtrante : tamanho efetivo nominal 0,6 a 0,7 mm; coeficiente de uniformidade 1,6; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36,4 m/h	92,11	202.000	0,2185	44.000	7
531	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-S201D; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4200 mm; comprimento: 8500 mm; altura: 2580 mm; altura do leito de areia: 600 mm; caracteristicas de areia filtrante : tamanho efetivo nominal 0,6 a 0,7 mm; coeficiente de uniformidade 1,6; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36,4 m/h	92,11	202.000	0,2185	44.000	7
532	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-S201E; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4.525 mm; comprimento: 7.950 mm; altura: 2.830 mm; altura do leito de areia: 600 mm; caracteristicas de areia filtrante: tamanho efetivo nominal 0,55 mm; coeficiente de uniformidade 1,70; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36 m/h; comportas de entrada; número: 08; comprimento aberta: 600 mm; largura : 600 mm; área: 0,36 m2; vazão máxima : 4 m3/s; comportas de saída; número: 08; comprimento aberta: 400 mm; largura: 400 mm; área: 0,16 m2; vazão máxima: 2m3/s	101,81	223.000	0,2185	49.000	7
533	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-S201F; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4.525 mm; comprimento: 7.950 mm; altura: 2.830 mm; altura do leito de areia: 600 mm; caracteristicas de areia filtrante: tamanho efetivo nominal 0,55 mm; coeficiente de uniformidade 1,70; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36 m/h; comportas de entrada; número: 08; comprimento aberta: 600 mm; largura : 600 mm; área: 0,36 m2; vazão máxima : 4 m3/s; comportas de saída; número: 08; comprimento aberta: 400 mm; largura: 400 mm; área: 0,16 m2; vazão máxima: 2m3/s	101,81	223.000	0,2185	49.000	7
534	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-S201G; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4.525 mm; comprimento: 7.950 mm; altura: 2.830 mm; altura do leito de areia: 600 mm; caracteristicas de areia filtrante: tamanho efetivo nominal 0,55 mm; coeficiente de uniformidade 1,70; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36 m/h; comportas de entrada; número: 08; comprimento aberta: 600 mm; largura : 600 mm; área: 0,36 m2; vazão máxima : 4 m3/s; comportas de saída; número: 08; comprimento aberta: 400 mm; largura: 400 mm; área: 0,16 m2; vazão máxima: 2m3/s	101,81	223.000	0,2185	49.000	7
535	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-S201H; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4.525 mm; comprimento: 7.950 mm; altura: 2.830 mm; altura do leito de areia: 600 mm; caracteristicas de areia filtrante: tamanho efetivo nominal 0,55 mm; coeficiente de uniformidade 1,70; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36 m/h; comportas de entrada; número: 08; comprimento aberta: 600 mm; largura : 600 mm; área: 0,36 m2; vazão máxima : 4 m3/s; comportas de saída; número: 08; comprimento aberta: 400 mm; largura: 400 mm; área: 0,16 m2; vazão máxima: 2m3/s	101,81	223.000	0,2185	49.000	7
536	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	t-S201D; torres descarbonatadoras; dimensões; seção: 3,60 m x 3,60 m; altura reta: 4,20 m; material: concreto; revestimento interior: cerâmico antiácido; vazão normal: 333 m3/h; vazão de projeto: 444 m3/h; material de recheio: anéis pall 1 1/2" x 1 1/2"; altura de recheio: 1650 mm	54,43	257.000	0,2185	56.000	7
537	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	t-S201E; torres descarbonatadoras; dimensões; seção: 3,60 m x 3,60 m; altura reta: 4,20 m; material: concreto; revestimento interior: cerâmico antiácido; vazão normal: 333 m3/h; vazão de projeto: 444 m3/h; material de recheio: anéis pall 1 1/2" x 1 1/2"; altura de recheio: 1650 mm	54,43	257.000	0,2185	56.000	7
538	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	t-S201F; torres descarbonatadoras; dimensões; seção: 3,60 m x 3,60 m; altura reta: 4,20 m; material: concreto; revestimento interior: cerâmico antiácido; vazão normal: 333 m3/h; vazão de projeto: 444 m3/h; material de recheio: anéis pall 1 1/2" x 1 1/2"; altura de recheio: 1650 mm	54,43	257.000	0,2185	56.000	7
539	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ- S217A; Tanque de armazenagem de água desmineralizada; diâmetro interno: 30 m; altura total: 6,8 m; volume útil: 4000 m3; tipo: cilíndrico vertical com cobertura; material de construção: concreto; revestimento interno: epóxi	4.000,00	8.760.000	0,3940	3.451.000	12
540	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ- S217B; Tanque de armazenagem de água desmineralizada; diâmetro interno: 30 m; altura total: 6,8 m; volume útil: 4000 m3; tipo: cilíndrico vertical com cobertura; material de construção: concreto; revestimento interno: epóxi	4.000,00	8.760.000	0,3940	3.451.000	12
541	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ S222A; tanque de neutralização; material : concreto; revestimento : vizaglass 6.000v camada de 2,5mm; tipo : enterrado; comprimento : 28,60 m; largura : 14,40 m; altura : 2,19 m; volume : 900 m3; tubulações: coletor aço carbono revestido interna e externamente com ebonite, 14" 0; ramais distribuidores : pvc classe 15,8" 0; ejetores de mistura : em polipropileno, quantidade 90 em cada tanque	900,00	1.710.000	0,3940	674.000	12
542	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ S222B; tanque de neutralização; material : concreto; revestimento : vizaglass 6.000v camada de 2,5mm; tipo : enterrado; comprimento : 28,60 m; largura : 14,40 m; altura : 2,19 m; volume : 900 m3; tubulações: coletor aço carbono revestido interna e externamente com ebonite, 14" 0; ramais distribuidores : pvc classe 15,8" 0; ejetores de mistura : em polipropileno, quantidade 90 em cada tanque	900,00	1.710.000	0,3940	674.000	12
543	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ S223; Tanque de recepção de água bruta, capacidade: 209m3	209,00	458.000	0,2450	112.000	7
544	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S201A; tanque de água bruta (caixa de chegada); dimensões principais; largura: 3500 mm; comprimento: 3500 mm; altura: 4770 mm; volume útil: 36,75 m3; material: concreto; tempo de rejeição: 26 seg	58,43	128.000	0,0600	8.000	2
545	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S202A; função: tanque de armazenamento de água clarificada; comprimento: 52350 mm; largura: 12840 mm; altura: 5700 mm; altura útil: 4900 mm; volume útil: 3300 m3; material: concreto	3.831,39	8.390.000	0,3510	2.945.000	12
546	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S202-B; comprimento: 68000 mm; largura: 17500 mm; altura: 5700 mm; volume: 3880 m3; material: concreto; observação: o TQ-S232, com volume de 1035 m3, encontra-se construído no interior deste tanque	6.783,00	14.860.000	0,3510	5.216.000	12
547	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S203A; Tanque de água filtrada, em concreto armado, capacidade: 1100m3	1.100,00	2.410.000	0,3510	846.000	12
548	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S203B; Tanque de água filtrada, em concreto armado, capacidade: 925m3	925,00	2.030.000	0,3510	713.000	12
549	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S206A; função : preparo e armazenamento de barrilha; comprimento: 1.750 mm; largura : 1.750 mm; altura : 3.600 mm; altura útil : 2.600 mm; volume útil unitário : 8 m3; material:: concreto;	11,03	25.000	0,2450	6.000	7
550	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S206B; função : preparo e armazenamento de barrilha; comprimento: 1.750 mm; largura : 1.750 mm; altura : 3.600 mm; altura útil : 2.600 mm; volume útil unitário : 8 m3; material:: concreto;	11,03	25.000	0,2450	6.000	7
551	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S208A; tipo: quadrado (em concreto); dimensões: 2,5 x 2,5 m; altura total: 3,6 m; altura útil: 3,04 m; volume útil: 19 m3	22,50	50.000	0,2450	12.000	7
552	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S208B; tipo: quadrado (em concreto); dimensões: 2,5 x 2,5 m; altura total: 3,6 m; altura útil: 3,04 m; volume útil: 19 m3	22,50	50.000	0,2450	12.000	7
553	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S210; sistema de água potável; tipo: elevado; elevação: 25000 mm; formato: prismático com vértice para baixo sobre colunas em "x"; diâmetro: 5400 mm; altura útil: 3600 mm; volume útil: 1000 m3; material de construção: concreto	1.000,00	2.190.000	0,2450	537.000	7
554	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S211A; tanque de água descarbonatada; identificação: 60-TQ-S211-a; largura: 8,00 m; comprimento: 16,00 m; altura útil: 2,00 m; volume útil: 256 m3; material de construção: concreto; revestimento: epóxi	256,00	561.000	0,2450	137.000	7
555	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-S211B; tanque de água descarbonatada; dimensões; comprimento: 15,00 m; largura: 7,00 m; altura: 3,10 m; volume útil: 325 m3; material: concreto; revestimento interno: cerâmico antiácido	325,50	713.000	0,2450	175.000	7

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
556	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5224; tanque de recebimento de lodo dos clarificadores CF-5201 a/b; tipo: quadrado vertical; dimensões; comprimento: 8,0 m; largura: 3,125 m; altura total: 2,5 m; altura útil: 2,0 m; volume útil: 50,0 m3; extravasor por canaleta; material: concreto	62,50	137.000	0,2450	34.000	7
557	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5225; tanque de recebimento de lama do clarificador CF-5201c; tipo: quadrado vertical; dimensões; comprimento: 5,0 m; largura: 2,5 m; altura total: 2,5 m; altura útil: 2,0 m; volume útil: 25,0 m3; extravasor por canaleta; material: concreto	31,25	60.000	0,2450	15.000	7
558	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5228; Tanque em concreto armado, capacidade: 26m3	26,00	57.000	0,2450	14.000	7
559	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5232; função: armazenamento de água de retrolavagem de filtros e descloradores; tipo: semi-círculo vertical, em concreto, aberto para atmosfera dimensões; diâmetro: 24.200 mm; altura: 4.500 mm; capacidade: 1.035 m3	2.068,77	4.530.000	0,2450	1.110.000	7
560	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/059 | Poço de Monitoramento | PROFUNDIDADE (m) 5,6	5,60	9.000	0,6620	6.000	18
561	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/060 | Poço de Monitoramento | PROFUNDIDADE (m) 3,7	3,70	6.000	0,6620	4.000	18
562	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/061 | Poço de Monitoramento | PROFUNDIDADE (m) 4	4,00	6.000	0,6620	4.000	18
563	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/156 | Poço de Monitoramento | PROFUNDIDADE (m) 4,3	4,30	7.000	0,1460	1.000	5
564	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/157 | Poço de Monitoramento | PROFUNDIDADE (m) 4,3	4,30	7.000	0,1460	1.000	5
565	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/158 | Poço de Monitoramento | PROFUNDIDADE (m) 4,1	4,10	6.000	0,1460	1.000	5
566	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/211 | Poço de Monitoramento | PROFUNDIDADE (m) 4,1	4,10	6.000	0,8515	5.000	26
567	BENFEITORIAS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	Redes externas de água potável, coleta de esgotos e águas pluviais, combate a incêndio e iluminação.	-	26.558.200	0,3050	8.100.000	7
568	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	COBERTURA PARA CASA DE BOMBAS 1 - Estrutura em concreto armado com telhas de fibrocimento do tipo calhetão	100,00	68.000	0,3940	27.000	16
569	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	CASA DE BOMBAS 1 - formato cilíndrico, enterrada, estrutura em concreto armado	400,00	758.000	0,0675	51.000	2
570	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	COBERTURA PARA CASA DE BOMBAS 1 - Estrutura em concreto armado com telhas de fibrocimento do tipo calhetão	100,00	68.000	0,3940	27.000	16
571	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	CASA DE BOMBAS 2 - formato cilíndrico, enterrada, estrutura em concreto armado	400,00	758.000	0,0675	51.000	2
572	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos e parte em elementos vazados ; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	100,00	189.000	0,5080	96.000	26
573	BENFEITORIAS	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	Cercas em alambrado e mourões de concreto (m).	1.000,00	109.000	0,1330	14.000	2
574	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	Stand-pipe da adutora I - Tanque em concreto armado; altura de 15m;	750,00	1.650.000	0,2450	404.000	7
575	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	PP-047/023 | Poço Produção | PROFUNDIDADE (m) 503	503,00	2.330.000	0,9420	2.195.000	27
576	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora III - PP-47/10A	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,5080	24.000	26
577	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora III - PP-47/10A	PP-047/010A | Poço Produção | PROFUNDIDADE (m) 500	500,00	2.310.000	0,9815	2.267.000	29
578	BENFEITORIAS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora III - PP-47/10A	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
579	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora III - PP-47/13	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,5560	27.000	29
580	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora III - PP-47/13	PP-047/013 | Poço Produção | PROFUNDIDADE (m) 500	500,00	2.310.000	0,9815	2.267.000	36
581	BENFEITORIAS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/13	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
582	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/14	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,5560	27.000	29
583	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV- PP-47/14	PP-047/014 | Poço Produção | PROFUNDIDADE (m) 337	337,00	1.560.000	0,1840	287.000	5
584	BENFEITORIAS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/14	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
585	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/15	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,5465	26.000	28
586	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/15	PP-047/015 | Poço Produção | PROFUNDIDADE (m) 363,5	363,50	1.680.000	0,0405	68.000	1
587	BENFEITORIAS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/15	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
588	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/17	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,6015	29.000	32
589	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/17	PP-047/017 | Poço Produção | PROFUNDIDADE (m) 346,82	346,82	1.610.000	0,2570	414.000	7
590	BENFEITORIAS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/17	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
591	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/18	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,6015	29.000	32
592	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/18	PP-047/018 | Poço Produção | PROFUNDIDADE (m) 543	543,00	2.510.000	0,9050	2.272.000	34
593	BENFEITORIAS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/18	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
594	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/19	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,7020	34.000	39
595	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/19	PP-047/019 | Poço Produção | PROFUNDIDADE (m) 456	456,00	2.110.000	0,9050	1.910.000	34
596	BENFEITORIAS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/19	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1965	2.000	3
597	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/20	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,7020	34.000	39
598	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/20	PP-047/020 | Poço Produção | PROFUNDIDADE (m) 415	415,00	1.920.000	0,3720	714.000	9
599	BENFEITORIAS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/20	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1965	2.000	3
600	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/21	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,7020	34.000	39
601	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/21	PP-047/021 | Poço Produção | PROFUNDIDADE (m) 413	413,00	1.910.000	0,3385	647.000	8

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS — ***VALORES EM REAIS (R$) / VIDAS EM ANOS***

Item	Grupo de bens	Empresa	Local	Área	Descrição Física	Área (m2)	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
602	BENFEITORIAS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/21	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1965	2.000	3
603	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/22	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,7020	34.000	39
604	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/22	PP-047/022 | Poço Produção | PROFUNDIDADE (m) 410	410,00	1.900.000	0,3385	643.000	8
605	BENFEITORIAS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/22	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1965	2.000	3
606	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Núcleo de Bombeamento da Adutora IV	SUBESTAÇÃO	300,00	565.000	0,5080	287.000	26
607	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Núcleo de Bombeamento da Adutora IV	RESERVATÓRIO; Em concreto armado, com capacidade para 1.000m3	1.000,00	2.190.000	0,2450	537.000	7
608	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Reservatórios de Segurança	Reservatório de Segurança I - Lago artificial; capacidade 200.000 m3	200.000,00	4.070.000	0,3220	1.311.000	16
609	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Reservatórios de Segurança	Reservatório de Segurança II - Lago artificial; capacidade 33.000 m3; dimensão interna na base de 90m x 43m, talude de 2:1 e altura de lâmina de água de 5.00m	33.000,00	671.000	0,3220	216.000	16
610	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	Adutora I - Tubulação em ferro fundido, diâmetro de 36" (914,4 mm), comprimento total de 6.700 m.	-	27.374.000	0,1715	4.695.000	5
611	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	Adutora II - Tubulação em aço carbono, diâmetro de 36" (914,4 mm), comprimento total de 6.700 m.	-	27.374.000	0,1715	4.695.000	5
612	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	Adutora III - Tubulação em PEAD, diâmetro médio de 400 mm comprimento médio de 10.000,00 m	-	11.306.000	0,1840	2.117.000	5
613	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	Adutora IV - Tubulação em PR (polietileno reforçado com fibra de vidro) diâmetro médio de 14", comprimento médio de 14.000 m	-	29.595.000	0,2090	6.185.000	5
614	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	Adutora V - Tubulação em PR PVC DEFoFo, diâmetro médio de 18", comprimento total de 17.000 m	-	42.524.000	0,4370	18.583.000	9
615	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	MALHA DE DISTRIBUIÇÃO - Água Desmineralizada	-	11.997.000	0,2570	3.083.000	5
616	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	MALHA DE DISTRIBUIÇÃO - Água Clarificada	-	22.114.000	0,2570	5.683.000	5
617	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	MALHA DE DISTRIBUIÇÃO - Água Potável	-	9.226.000	0,2570	2.371.000	5
618	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	MALHA DE DISTRIBUIÇÃO - Incêndio	-	22.114.000	0,2570	5.683.000	5
619	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	Tanque One-way da Adutora I - tanque cilíndrico, material: concreto, diâmetro interno de 4,5 m e altura de 15 m, próximo ao poço 10	238,44	523.000	0,4580	240.000	21
620	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	Tanque One-way da Adutora II - tanque cilíndrico, material: concreto, diâmetro interno de 4,5 m e altura de 15 m, próximo ao poço 10	238,44	523.000	0,4580	240.000	21
621	EDIFICAÇÕES	DAC	DAC - CAMAÇARI	Adutoras	Tanque One-way da Adutora II - tanque cilíndrico, material: concreto, diâmetro interno de 4,5 m e altura de 15 m, próximo ao reservatório de segurança	238,44	523.000	0,4580	240.000	21
	EDIFICAÇÕES	**CETREL**	**ETE E ATERROS INDUSTRIAIS**		**TOTAL**		**394.230.000**		**157.325.000**	
	BENFEITORIAS	**CETREL**	**ETE E ATERROS INDUSTRIAIS**		**TOTAL**		**32.086.500**		**18.569.000**	
	EDIFICAÇÕES	**CETREL**	**UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS**		**TOTAL**		**10.059.000**		**4.202.000**	
	BENFEITORIAS	**CETREL**	**UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS**		**TOTAL**		**1.679.000**		**601.000**	
	EDIFICAÇÕES	**CETREL**	**PLANTA DE REUSO**		**TOTAL**		**17.203.000**		**15.534.000**	
	EDIFICAÇÕES	**CETREL**	**ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO**		**TOTAL**		**8.791.000**		**3.408.000**	
	BENFEITORIAS	**CETREL**	**ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO**		**TOTAL**		**972.000**		**152.000**	
	EDIFICAÇÕES	**CETREL**	**ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS**		**TOTAL**		**304.000**		**233.000**	
	BENFEITORIAS	**CETREL**	**ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS**		**TOTAL**		**59.000**		**41.000**	
	EDIFICAÇÕES	**CETREL**	**ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS**		**TOTAL**		**35.692.000**		**9.729.000**	
	BENFEITORIAS	**CETREL**	**ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS**		**TOTAL**		**2.771.000**		**2.261.000**	
	EDIFICAÇÕES	**CETREL**	**EMISSÁRIO TERRESTRE E SUBMARINO**		**TOTAL**		**187.271.000**		**77.528.000**	
	EDIFICAÇÕES	**CETREL**	**BARRAGENS EM TERRENO DE TERCEIROS**		**TOTAL**		**27.420.000**		**12.116.000**	
	EDIFICAÇÕES	**DAC**	**DAC - CAMAÇARI**		**TOTAL**		**354.109.000**		**109.914.000**	
	BENFEITORIAS	**DAC**	**DAC - CAMAÇARI**		**TOTAL**		**26.747.200**		**8.128.000**	
	EDIFICAÇÕES E BENFEIT	**CETREL**	**BARRAGENS EM TERRENO DE TERCEIROS**		**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**		**27.420.000**		**12.116.000**	
	EDIFICAÇÕES E BENFEIT	**CETREL**	**EMISSÁRIO TERRESTRE E SUBMARINO**		**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**		**187.271.000**		**77.528.000**	
	EDIFICAÇÕES E BENFEIT	**CETREL**	**ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO**		**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**		**9.763.000**		**3.560.000**	
	EDIFICAÇÕES E BENFEIT	**CETREL**	**ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS**		**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**		**363.000**		**274.000**	
	EDIFICAÇÕES E BENFEIT	**CETREL**	**ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS**		**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**		**38.463.000**		**11.990.000**	
	EDIFICAÇÕES E BENFEIT	**CETREL**	**ETE E ATERROS INDUSTRIAIS**		**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**		**426.316.500**		**176.094.000**	
	EDIFICAÇÕES E BENFEIT	**CETREL**	**PLANTA DE REUSO**		**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**		**17.203.000**		**15.534.000**	
	EDIFICAÇÕES E BENFEIT	**CETREL**	**UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS**		**TOTAL EDIFICAÇÕES E BENFEITORIAS - CETREL**		**11.738.000**		**4.803.000**	
	EDIFICAÇÕES E BENFEIT	**DAC**	**DAC - CAMAÇARI**		**TOTAL EDIFICAÇÕES E BENFEITORIAS - DAC**		**380.856.200**		**118.042.000**	
		CETREL			**TOTAL GERAL - EDIFICAÇÕES E BENFEITORIAS**		**718.537.500**		**301.899.000**	
		DAC			**TOTAL GERAL - EDIFICAÇÕES E BENFEITORIAS**		**380.856.200**		**118.042.000**	
1	TERRENOS	CETREL			Terreno E.T.E. e Aterros Industriais	-	107.890.000	---	107.890.000	---
2	TERRENOS	CETREL			Terreno Unidade de Incineração de Sólidos e Líquidos	-	2.199.400	---	2.199.400	---
3	TERRENOS	CETREL			Terreno Estação Elevatória do Complexo Básico	-	3.521.400	---	3.521.400	---
3	TERRENOS	CETREL			Terreno Emissário Terrestre	-	4.300.000	---	4.300.000	---
3	TERRENOS	DAC			Terreno DAC	-	1.336.400	---	1.336.400	---
	TERRENOS	**CETREL**			**TOTAL TERRENOS - CETREL**		**117.910.800**		**117.910.800**	---
	TERRENOS	**DAC**			**TOTAL TERRENOS - DAC**		**1.336.400**		**1.336.400**	

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	APOIO	-	CTCA-TR-01/TR-13	TRANSFORMADOR TRIFASICO, WEG N. POTENCIA: 500 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
2	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ÁREA ADMINISTRATIVA - GERAL	-	-	TORRE DE RESFRIAMENTO ALPINA, REFERENCIA 31/3/9/67, MODELO 15GP, VAZAO 60 M3/H	29.800	0,1724	5.140	2
3	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BARREIRA HIDRÁULICA	-	TF-140	TRANSFORMADOR TRIFASICO, CEMEC N. 174424 POTENCIA: 150 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	43.700	0,5174	22.620	8
4	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BARREIRA HIDRÁULICA	-	TF-141	TRANSFORMADOR TRIFASICO, NATIVA N. NA0866A001 POTENCIA: 500 TENSAO DE ENTRADA: 33650 V TENSAO DE SAIDA: 380 V	89.800	0,5174	46.470	8
5	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
6	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
7	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
8	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
9	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
10	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
11	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
12	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
13	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
14	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	PORTICO GIRATORIO COM TALHA ELETRICA KOCH, CAPACIDADE 2 T, Nº 3105, VELOCIDADE DE ELEVACAO 4,8 M/MIN, VELOCIDADE TRANSVERSAL 16 M/MIN, ANO 1991.	38.500	0,1724	6.640	2
15	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	TANQUE PARA ACIDO FOSFORICO TIGREFIBRA, CONSTRUIDO EM FIBRA DE VIDRO, ANO 1989, DIAMETRO 2500 MM, ALTURA 4535 MM, CAPACIDADE 20 M³.	25.000	0,1707	4.270	2
16	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	TANQUE PARA ACIDO FOSFORICO TIGREFIBRA, CONSTRUIDO EM FIBRA DE VIDRO, ANO 1989, DIAMETRO 2500 MM, ALTURA 4535 MM, CAPACIDADE 20 M³.	25.000	0,1707	4.270	2
17	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	TANQUE PARA ACIDO FOSFORICO TIGREFIBRA, CONSTRUIDO EM FIBRA DE VIDRO, ANO 1989, DIAMETRO 2500 MM, ALTURA 4535 MM, CAPACIDADE 20 M³.	25.000	0,1707	4.270	2
18	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	COLETA SELETIVA	-	-	BALANCA DE PLATAFORMA TOLEDO, MODELO 2124-06, Nº 99821377-JA, CAPACIDADE 250 KG, ANO 1999, INCLUINDO MODULO DE PESAGEM, MODELO 9091. Nº 994220008-GA.	3.100	0,1276	400	1
19	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - CDV-02	-	-	TANQUE TIGREFIBRA, CONSTRUIDO EM FIBRA DE VIDRO, REFERENCIA TK-PV-E-C-250-36, Nº 34023, DIAMETRO 2500 MM, ALTURA 3625 MM, CAPACIDADE 10 M³.	14.300	0,1724	2.470	2
20	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 1	-	DG1-RD-01	AERADOR FMC FILSAN Nº 01, ACIONADO POR REDUTOR FALK, MODELO 2100YZX-2-B-32 E MOTOR GE DE 60 CV.	97.400	0,1586	15.450	2
21	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 1	-	DG1-RD-02	AERADOR FMC FILSAN Nº 02, ACIONADO POR REDUTOR FALK, MODELO 2100YZX-2-B-32 E MOTOR GE DE 60 CV.	97.400	0,1586	15.450	2
22	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 1	-	DG1-RD-03	AERADOR FMC FILSAN Nº 03, ACIONADO POR REDUTOR FALK, MODELO 2100YZX-2-B-32 E MOTOR GE DE 60 CV.	97.400	0,1762	17.170	2
23	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 1	-	DG1-RD-04	AERADOR FMC FILSAN Nº 04, ACIONADO POR REDUTOR FALK, MODELO 2100YZX-2-B-32 E MOTOR GE DE 60 CV.	97.400	0,1762	17.170	2
24	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 2	-	DG2-RD-05	AERADOR Nº 05, ACIONADO POR REDUTOR SAUER E MOTOR EBERLE DE 50 CV.	77.900	0,1724	13.430	2
25	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 2	-	DG2-RD-06	AERADOR Nº 06, ACIONADO POR REDUTOR SAUER E MOTOR EBERLE DE 50 CV.	77.900	0,1724	13.430	2
26	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 2	-	DG2-RD-07	AERADOR Nº 07, ACIONADO POR REDUTOR SAUER E MOTOR EBERLE DE 50 CV.	77.900	0,1724	13.430	2
27	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 2	-	DG2-RD-08	AERADOR Nº 08, ACIONADO POR REDUTOR SAUER E MOTOR EBERLE DE 50 CV.	77.900	0,1724	13.430	2
28	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-01	AERADOR Nº 01, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
29	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-02	AERADOR Nº 02, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
30	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-03	AERADOR Nº 03, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
31	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-04	AERADOR Nº 04, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
32	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-05	AERADOR Nº 05, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
33	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-06	AERADOR Nº 06, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
34	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-07	AERADOR Nº 07, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
35	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-08	AERADOR Nº 08, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
36	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-09	AERADOR Nº 09, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV. 1180 RPM.	125.000	0,1724	21.550	2
37	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-10	AERADOR Nº 10, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
38	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DP12 - ESPESSADORES 4 E 5	-	ESP4	ESPESSADOR DE LODO Nº 4, ACIONADO POR REDUTOR SEW, MODELO KA9OR6ODZ80N4 E MOTOR ELETRICO SEW, MODELO DZ80N4, INCLUINDO PONTE PARA ACESSO.	345.100	0,1724	59.500	2
39	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DP12 - ESPESSADORES 4 E 5	-	ESP5	ESPESSADOR DE LODO Nº 5, ACIONADO POR REDUTOR SEW, MODELO KA9OR6ODZ80N4 E MOTOR ELETRICO SEW, MODELO DZ80N4, INCLUINDO PONTE PARA ACESSO.	345.100	0,1724	59.500	2
40	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	CALIBRADOR ACUSTICO BRUEL & KJAER, MODELO 421, Nº 1944809.	3.800	0,1724	660	2
41	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	DINAMOMETRO BASAREL PARA PESAR EXTINTORES, Nº 12226, CAPACIDADE 50 KG.	2.600	0,1724	450	2
42	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	DOSIMETRO DE RUIDO BRUEL & KJAER, MODELO 4436, Nº 1945698.	770	0,1724	140	2
43	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	LUXIMETRO DIGITAL HAGNER, MODELO EC1, Nº 6826.	230	0,1724	40	2
44	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MEDIDOR DE NIVEL SONORO BRUEL & KJAER, MODELO 2236C, Nº 2015658.	5.400	0,1724	940	2
45	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MONITOR DE CARGA TERMICA QUEST, MODELO QUESTEMP 15, Nº KL7010015, CAPACIDADE 10 A 50 ºC.	12.300	0,1724	2.130	2
46	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MONITOR DE OXIGENIO RIKEN KEIKI, MODELO OX-82, Nº 23130044.	1.200	0,1724	210	2
47	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MONITOR DE OXIGENIO RIKEN KEIKI, MODELO OX-82, Nº 711070010.	1.200	0,1724	210	2
48	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	XI-DRV-01	EXPLOSIMETRO MSA, MODELO 2A, Nº 9010603.	1.300	0,1724	230	2
49	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	XI-DRV-02	EXPLOSIMETRO MSA, MODELO 2A, Nº 082387.	1.300	0,1724	230	2
50	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	XI-DRV-04	EXPLOSIMETRO RIKEN KEIKI, MODELO GP-236, Nº 750011026S.	1.300	0,1724	230	2
51	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	XI-DRV-05	EXPLOSIMETRO RIKEN KEIKI, MODELO GP-226, Nº D570020019.	1.300	0,1724	230	2
52	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	-	6 COMPORTAS PARA ALIMENTACAO DOS DECANTADORES SECUNDARIOS 10 A 12. INSTALADAS NA CDV-07.	140.700	0,1724	24.260	2
53	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	-	6 COMPORTAS PARA ALIMENTACAO DOS DECANTADORES SECUNDARIOS 7 A 9, INSTALADAS NA CDV-08.	140.700	0,1724	24.260	2
54	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-07	DECANTADOR SECUNDARIO Nº 07, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
55	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-08	DECANTADOR SECUNDARIO Nº 08, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
56	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-09	DECANTADOR SECUNDARIO Nº 09, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
57	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-10	DECANTADOR SECUNDARIO Nº 10, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
58	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-11	DECANTADOR SECUNDARIO Nº 11, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
59	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-12	DECANTADOR SECUNDARIO Nº 12, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
60	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 1, VOLUME 2.570 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
61	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 2, VOLUME 2.570 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
62	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 3, VOLUME 2.570 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
63	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 4, VOLUME 2.570 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
64	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 5, VOLUME 2.570 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
65	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 6 FILSAN, REFERENCIA ENC 3712, DIAMETRO 33 M, VAZAO 70 L/S, ANO 1990, VOLUME 4.310 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
66	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	MONOVIA COM TALHA ELETRICA, COMPIMENTO 28 M, CAPACIDADE 5 T.	91.400	0,1724	15.760	2
67	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	MONOVIA COM TALHA ELETRICA, COMPIMENTO 28 M, CAPACIDADE 5 T.	91.400	0,1724	15.760	2
68	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	UNIDADE TERMINAL REMOTA AUTOMIND.	7.800	0,1724	1.350	2

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
69	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	VALVULA TIPO "VENTOSA" BARBARA, REFERENCIA DN 200 SGB PN10 DA LINHA DE RECALQUE IMPAR (TAU IMPAR), DIAMETRO 200 MM.	4.100	0,1138	470	1
70	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	VALVULA TIPO "VENTOSA" BARBARA, REFERENCIA DN 200 SGB PN10 DA LINHA DE RECALQUE PAR (TAU PAR), DIAMETRO 200 MM.	4.100	0,1138	470	1
71	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-01	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75697, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
72	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-02	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75695, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
73	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-03	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75693, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
74	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-04	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75692, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
75	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-05	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75696, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
76	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-06	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75694, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
77	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-07	BOMBA VERTICAL WORTHINGTON, MODELO 120L-147, Nº 34417.01.01, VAZAO 900 M³/H, 19,9 MCA, ACIONADA POR MOTOR GE DE 100 CV, 1190 RPM.	218.100	0,1724	37.610	2
78	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-08	BOMBA VERTICAL WORTHINGTON, MODELO 120L-147, VAZAO 900 M³/H, 19,9 MCA. ACIONADA POR MOTOR GE DE 100 CV. 1190 RPM.	218.100	0,1724	37.610	2
79	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-PR-01	PONTE ROLANTE DUOVIGA MOVICARGA, CAPACIDADE 15 T, VAO 12 M, ALTURA DE ELEVACAO 4 M, Nº 2071.	345.000	0,1724	59.480	2
80	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-01	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 1.	7.800	0,1138	890	1
81	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-02	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 2.	7.800	0,1138	890	1
82	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-03	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 3.	7.800	0,1138	890	1
83	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-04	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 4.	7.800	0,1138	890	1
84	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-05	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 5.	7.800	0,1138	890	1
85	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-06	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 6.	7.800	0,1138	890	1
86	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-07	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 7.	7.800	0,1138	890	1
87	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-08	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 8.	7.800	0,1138	890	1
88	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-01	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 1.	19.900	0,1138	2.270	1
89	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-02	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 2.	19.900	0,1138	2.270	1
90	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-03	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 3.	19.900	0,1138	2.270	1
91	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-04	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 4.	19.900	0,1138	2.270	1
92	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-05	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 5.	19.900	0,1138	2.270	1
93	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-06	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 6.	19.900	0,1138	2.270	1
94	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-07	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 7.	19.900	0,1138	2.270	1
95	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-08	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 8.	19.900	0,1138	2.270	1
96	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-09	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DO TANQUE (TAU PAR), DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
97	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-10	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DO TANQUE (TAU IMPAR), DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
98	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	-	UNIDADE TERMINAL REMOTA AUTOMIND.	7.800	0,1724	1.350	2
99	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-01	BOMBA VERTICAL, FAB: FLOWSERVE; MOD: 20QL20A	459.800	0,8517	391.620	11
100	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-02	BOMBA VERTICAL, FAB: FLOWSERVE; MOD: 20QL20A	459.800	0,8517	391.620	11
101	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-03	BOMBA VERTICAL, FAB: FLOWSERVE; MOD: 20QL20A	459.800	0,8517	391.620	11
102	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-04	BOMBA VERTICAL, FAB: FLOWSERVE; MOD: 20QL20C	333.300	0,9532	317.710	13
103	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-05	BOMBA VERTICAL, FAB: FLOWSERVE; MOD: 20QL20C	333.300	0,9532	317.710	13
104	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-PR-01	PONTE ROLANTE MOVICARGA, CAPACIDADE 10 T, VAO 9 M, ALTURA DE ELEVACAO 6 M.	290.300	0,1724	50.050	2
105	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-01	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 1, DIAMETRO 600 MM.	7.800	0,1138	890	1
106	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-02	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 2, DIAMETRO 600 MM.	7.800	0,1138	890	1
107	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-03	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 3, DIAMETRO 600 MM.	7.800	0,1138	890	1
108	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-04	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 4, DIAMETRO 600 MM.	7.800	0,1138	890	1
109	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-05	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 5, DIAMETRO 600 MM.	7.800	0,1138	890	1
110	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-01	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 1, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
111	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-02	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 2, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
112	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-03	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 3, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
113	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-04	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 4, DIAMETRO 600 MM.	19.900	0,1138	2.270	1

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
114	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-05	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 5, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
115	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-06	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DO TANQUE, DIAMETRO 750 MM.	22.800	0,1138	2.600	1
116	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 1, DIAMETRO 600 MM.	59.700	0,1138	6.800	1
117	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 2, DIAMETRO 600 MM.	59.700	0,1138	6.800	1
118	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 3, DIAMETRO 600 MM.	59.700	0,1138	6.800	1
119	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 4, DIAMETRO 600 MM.	59.700	0,1138	6.800	1
120	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO DE VAZAMENTO DAS GAXETAS DAS BOMBAS.	3.300	0,1724	570	2
121	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	CARRETA DE ESPUMA PARA O SISTEMA DE INCENDIO RESMAT PARSCH, MODELO PL 350, CAPACIDADE 130 L, DOSAGEM 6%, PRESSAO 125 PSI, 378 LPM.	99.900	0,1724	17.230	2
122	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	CONJUNTO CLASSIFICADOR DE ESPUMA, COMPOSTO POR UMA BOMBA TIPO "PARAFUSO", ACIONADA POR MOTOR E REDUTOR.	23.100	0,1724	3.990	2
123	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	CROMATOGRAFO PORTATIL PHOTOVAC, MODELO VOYAGER.	138.900	0,1724	23.950	2
124	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 1 ATE A LINHA NOVA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
125	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 2 ATE A LINHA NOVA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
126	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 3 ATE A LINHA NOVA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
127	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 4 ATE A LINHA NOVA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
128	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 5 ATE A LINHA NOVA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
129	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 1, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
130	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 2, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
131	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 3, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
132	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 4, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
133	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO PARA A CAIXA A, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
134	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO PARA A CAIXA B, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
135	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DO BARRILETE DE SUCCAO DA CAIXA A, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
136	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DO BARRILETE DE SUCCAO DA CAIXA B, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
137	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA GERAL DA LINHA VELHA DE RECALQUE, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
138	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 1 ATE A LINHA NOVA DE RECALQUE, REFERENCIA ROF-MOPN 16, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
139	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 2 ATE A LINHA NOVA DE RECALQUE, REFERENCIA ROF-MOPN 16, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
140	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 3 ATE A LINHA NOVA DE RECALQUE, REFERENCIA ROF-MOPN 16, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
141	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 4 ATE A LINHA NOVA DE RECALQUE, REFERENCIA ROF-MOPN 16, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
142	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 5 ATE A LINHA NOVA DE RECALQUE, REFERENCIA ROF-MOPN 16, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
143	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-GG01	GRUPO GERADOR STEMAC, MODELO: C350-D6-4, COM MOTOR DIESEL, POTENCIA 450 KVA, 380 V	220.400	0,7780	171.480	12
144	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-GG02	GRUPO GERADOR STEMAC, MODELO: C350-D6-4, COM MOTOR DIESEL, POTENCIA 450 KVA, 380 V	220.400	0,7780	171.480	12

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
145	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-GG03	GRUPO GERADOR STEMAC, MODELO: C350-D6-4, COM MOTOR DIESEL, POTENCIA 450 KVA, 380 V	220.400	0,7780	171.480	12
146	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-MBC-01	BOMBA VERTICAL WORTHINGTON, MODELO 14-MNHV, CAPACIDADE 438 STG, 30 MCA, ACIONADA POR MOTOR WEG DE 250 CV, 890 RPM.	308.900	0,1724	53.260	2
147	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-MBC-02	BOMBA VERTICAL WORTHINGTON, MODELO 14-MNHV, CAPACIDADE 438 STG, 30 MCA, ACIONADA POR MOTOR WEG DE 250 CV, 890 RPM.	308.900	0,1724	53.260	2
148	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-MBC-03	BOMBA VERTICAL WORTHINGTON, MODELO 14-MNHV, CAPACIDADE 438 STG, 30 MCA, ACIONADA POR MOTOR WEG DE 250 CV, 890 RPM.	308.900	0,1724	53.260	2
149	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-MBC-04	BOMBA VERTICAL WORTHINGTON, MODELO 14-MNHV, CAPACIDADE 438 STG, 30 MCA, ACIONADA POR MOTOR WEG DE 250 CV, 890 RPM.	308.900	0,1724	53.260	2
150	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-MBC-05	BOMBA VERTICAL WORTHINGTON, MODELO 14-MNHV, CAPACIDADE 438 STG, 30 MCA, ACIONADA POR MOTOR WEG DE 250 CV, 890 RPM.	308.900	0,1724	53.260	2
151	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-BC-08	BOMBA SUBMERSIVEL DE RECALQUE DE ESPUMA.	3.300	0,1724	570	2
152	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-BC-09	BOMBA SUBMERSIVEL PARA RETORNO DE LIQUIDO DA BACIA DE EMERGENCIA PARA O SISTEMA DE BOMBEAMENTO.	3.300	0,1724	570	2
153	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-BC-09	BOMBA SUBMERSIVEL PARA RETORNO DE LIQUIDO DA BACIA DE EMERGENCIA PARA O SISTEMA DE BOMBEAMENTO.	3.300	0,1724	570	2
154	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-BC-11	BOMBA CENTRIFUGA PARA INCENDIO HERO, VAZAO 113 M³/H, 105 MCA, ACIONADA POR MOTOR WEG CD 100 CV, 3560 RPM.	42.700	0,1724	7.370	2
155	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-ES-01	ESTEIRA TRANSPORTADORA "A" FILSAN, REFERENCIA ENC 4088/92, LARGURA 400 MM, COMPRIMENTO 2700 MM, VELOCIDADE 20 M/MIN, ANO 1993, ACIONADA POR MOTOR E REDUTOR.	28.900	0,1171	3.390	1
156	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-ES-02	ESTEIRA TRANSPORTADORA "B" FILSAN, REFERENCIA ENC 4088/92, LARGURA 400 MM, COMPRIMENTO 2700 MM, VELOCIDADE 20 M/MIN, ANO 1993, ACIONADA POR MOTOR E REDUTOR.	28.900	0,1171	3.390	1
157	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	EE10-GE-01	GRUPO GERADOR STEMAC, Nº ST 440076391, POTENCIA 400/440 KVA, ANO 1991, ACIONADO POR MOTOR A DIESEL CUMMINS, INCLUINDO PAINEL DE SINCRONISMO.	278.800	0,1148	32.010	1
158	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	EE10-GE-02	GRUPO GERADOR STEMAC, Nº ST 440076491, POTENCIA 400/440 KVA, ANO 1991, ACIONADO POR MOTOR A DIESEL CUMMINS, INCLUINDO PAINEL DE SINCRONISMO.	278.800	0,1148	32.010	1
159	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	EE10-GE-03	GRUPO GERADOR STEMAC, Nº ST 440076291, POTENCIA 400/440 KVA, ANO 1991, ACIONADO POR MOTOR A DIESEL CUMMINS, INCLUINDO PAINEL DE SINCRONISMO.	278.800	0,1148	32.010	1
160	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-PC-01	PARAFUSO CLASSIFICADOR DE AREIA FILSAN, TIPO SW 18", CAPACIDADE 50 M³/H, INCLINACAO 30 º, Nº 93-MAR-01, ANO 1993, ACIONADO POR MOTOR E REDUTOR.	115.300	0,1171	13.510	1
161	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-PC-02	PARAFUSO CLASSIFICADOR DE AREIA FILSAN, TIPO SW 18", CAPACIDADE 50 M³/H, INCLINACAO 30 º, Nº 93-MAR-02, ANO 1993, ACIONADO POR MOTOR E REDUTOR.	115.300	0,1171	13.510	1
162	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-PR-01	PONTE ROLANTE KOCH, CAPACIDADE 2,5 T.	68.800	0,1724	11.870	2
163	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VG-01	VALVULA TIPO GAVETA KLAVAL PARA INTERLIGACAO DA BOMBA Nº 1 ATE A LINHA VELHA DE RECALQUE, CLASSE 150, DIAMETRO 24".	13.200	0,1138	1.510	1
164	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VG-02	VALVULA TIPO GAVETA KLAVAL PARA INTERLIGACAO DA BOMBA Nº 2 ATE A LINHA VELHA DE RECALQUE, CLASSE 150, DIAMETRO 24".	13.200	0,1138	1.510	1
165	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VG-03	VALVULA TIPO GAVETA KLAVAL PARA INTERLIGACAO DA BOMBA Nº 3 ATE A LINHA VELHA DE RECALQUE, CLASSE 150, DIAMETRO 24".	13.200	0,1138	1.510	1
166	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VG-04	VALVULA TIPO GAVETA KLAVAL PARA INTERLIGACAO DA BOMBA Nº 4 ATE A LINHA VELHA DE RECALQUE, CLASSE 150, DIAMETRO 24".	13.200	0,1138	1.510	1
167	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VG-05	VALVULA TIPO GAVETA KLAVAL PARA INTERLIGACAO DA BOMBA Nº 5 ATE A LINHA VELHA DE RECALQUE, CLASSE 150, DIAMETRO 24".	13.200	0,1138	1.510	1
168	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VR-01	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 1 ATE A LINHA VELHA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
169	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VR-02	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 2 ATE A LINHA VELHA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
170	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VR-03	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 3 ATE A LINHA VELHA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
171	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VR-04	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 4 ATE A LINHA VELHA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
172	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VR-05	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 5 ATE A LINHA VELHA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
173	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE5 - ELEVATÓRIA JOANES	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO DE VAZAMENTO DAS GAXETAS DAS BOMBAS.	3.300	0,1724	570	2
174	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE5 - ELEVATÓRIA JOANES	-	-	VALVULA ANTI GOLPE DE ARIETE KLAVAL, DIAMETRO 200 MM, Nº AF 2010, PRESSAO DE ABERTURA 70 MCA, ANO 1988.	4.100	0,1138	470	1
175	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EE5 - ELEVATÓRIA JOANES	-	EE5-BC-01	BOMBA CENTRIFUGA SCANPUMP, MODELO NA 200/150-40, Nº SN-1213, VAZAO 400 M³/H, 67 MCA, ACIONADA POR MOTOR WEG DE 175 CV, 1785 RPM.	1.040.000	0,1724	179.300	2

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
176	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EES - ELEVATÓRIA JOANES	-	EES-BC-02	BOMBA CENTRIFUGA SCANPUMP, MODELO NA 200/150-40, Nº SN-1215, VAZAO 400 M³/H, 67 MCA, ACIONADA POR MOTOR WEG DE 175 CV, 1785 RPM.	1.040.000	0,1724	179.300	2
177	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EES - ELEVATÓRIA JOANES	-	EES-BC-03	BOMBA CENTRIFUGA SCANPUMP, MODELO NA 200/150-40, Nº SN-1216, VAZAO 400 M³/H, 67 MCA, ACIONADA POR MOTOR WEG DE 175 CV, 1785 RPM.	1.040.000	0,1724	179.300	2
178	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EES - ELEVATÓRIA JOANES	-	EES-GG-01	GRUPO GERADOR NEGRINI, TIPO ATX, MODELO 40/39, Nº 24872, POTENCIA 375 KVA, ANO 1984, ACIONADO POR MOTOR A DIESEL CUMMINS.	260.200	0,1640	42.680	2
179	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EES - ELEVATÓRIA JOANES	-	EES-PR-01	PONTE ROLANTE, CAPACIDADE 3 T, VAO 8 M, ALTURA DE ELEVACAO 6 M.	89.500	0,1724	15.430	2
180	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO DE VAZAMENTO DAS GAXETAS DAS BOMBAS.	3.300	0,1724	570	2
181	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	COMPRESSOR DE AR SCHULZ.	9.700	0,1724	1.680	2
182	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	GRUPO GERADOR CUMMINS, MODELO GENSET 500DFED, Nº I960617400, SPEC 83647B, POTENCIA 375 KVA, ACIONADO POR MOTOR A DIESEL, INCLUINDO PAINEL DE SINCRONISMO.	260.200	0,1724	44.860	2
183	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	UNIDADE TERMINAL REMOTA AUTOMIND.	99.900	0,1724	17.230	2
184	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO BORBOLETA MOTORIZADA DE SAIDA DO BARRILETE KLAVAL, Nº 504 F, ANO 1981, DIAMETRO 800 MM, ACIONADA POR MOTOR WEG DE 1,5 CV.	15.700	0,1138	1.790	1
185	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO BORBOLETA PARA CONTROLE DE VAZAO DA TUBULACAO DE SAIDA DA BOMBA 3, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
186	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO BORBOLETA PARA CONTROLE DE VAZAO DA TUBULACAO DE SAIDA DA BOMBA 4, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
187	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DA TUBULACAO DE SAIDA DA BOMBA 1, DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
188	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DA TUBULACAO DE SAIDA DA BOMBA 2, DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
189	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DAS LINHAS DE RECALQUE. DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
190	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DAS LINHAS DE RECALQUE, DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
191	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DAS LINHAS DE RECALQUE, DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
192	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DAS LINHAS DE RECALQUE, DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
193	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-BB-01	BOMBA VERTICAL WORTHINGTON, MODELO 20MN V30, VAZAO 2860 M³/H, 22 MCA, ACIONADA POR MOTOR WEG DE 350 CV.	2.340.000	0,1724	403.420	2
194	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-BB-01	BOMBA VERTICAL WORTHINGTON, MODELO 20MN V30, VAZAO 2860 M³/H, 22 MCA, ACIONADA POR MOTOR WEG DE 350 CV.	2.340.000	0,1724	403.420	2
195	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-BB-03	BOMBA VERTICAL WORTHINGTON, MODELO 20MN V30, Nº 33038.01.01, VAZAO 2860 M³/H, 22 MCA, ACIONADA POR MOTOR WEG DE 350 CV.	2.340.000	0,1724	403.420	2
196	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-BB-04	BOMBA VERTICAL WORTHINGTON, MODELO 20MN V30, Nº 33038.01.02, VAZAO 2860 M³/H, 22 MCA, ACIONADA POR MOTOR WEG DE 350 CV.	2.340.000	0,1724	403.420	2
197	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-CAR-01	COMPRESSOR DE AR DRESSER, MODELO W30/60SD, Nº 56367.	15.400	0,1724	2.660	2
198	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-PR-01	PONTE ROLANTE, CAPACIDADE 2,5 TVAO 8 M, ALTURA DE ELEVACAO 5 M	68.800	0,1724	11.870	2
199	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-PR-02	PONTE ROLANTE, CAPACIDADE 2,5 TVAO 8 M, ALTURA DE ELEVACAO 5 M	68.800	0,1724	11.870	2
200	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-SV-001	VALVULA ANTI GOLPE DE ARIETE ARAMFARPA DA TUBULACAO DA BOMBA 1, Nº 270, REFERENCIA D.72, DIAMETRO 900 MM, PRESSAO DE ABERTURA 3.0.	4.100	0,1138	470	1
201	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-SV-002	VALVULA ANTI GOLPE DE ARIETE ARAMFARPA DA TUBULACAO DA BOMBA 2, Nº 270, REFERENCIA D.72, DIAMETRO 900 MM, PRESSAO DE ABERTURA 3.0.	4.100	0,1138	470	1
202	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-SV-003	VALVULA ANTI GOLPE DE ARIETE ARAMFARPA DA TUBULACAO DA BOMBA 3, Nº 270, REFERENCIA D.72, DIAMETRO 900 MM, PRESSAO DE ABERTURA 3.0.	4.100	0,1138	470	1
203	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-SV-004	VALVULA ANTI GOLPE DE ARIETE ARAMFARPA DA TUBULACAO DA BOMBA 4, Nº 270, REFERENCIA D.72, DIAMETRO 900 MM, PRESSAO DE ABERTURA 3.0.	4.100	0,1138	470	1
204	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VB-01	VALVULA TIPO BORBOLETA DA TUBULACAO DA BOMBA 1, DIAMETRO 900 MM.	9.900	0,1138	1.130	1
205	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VB-02	VALVULA TIPO BORBOLETA DA TUBULACAO DA BOMBA 2, DIAMETRO 900 MM.	9.900	0,1138	1.130	1
206	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VB-03	VALVULA TIPO BORBOLETA DA TUBULACAO DA BOMBA 3, DIAMETRO 900 MM.	9.900	0,1138	1.130	1
207	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VB-04	VALVULA TIPO BORBOLETA DA TUBULACAO DA BOMBA 4, DIAMETRO 900 MM.	9.900	0,1138	1.130	1
208	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VR-01	VALVULA DE RETENCAO DA TUBULACAO DA BOMBA 1, DIAMETRO 900 MM.	25.400	0,1138	2.900	1
209	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VR-02	VALVULA DE RETENCAO DA TUBULACAO DA BOMBA 2, DIAMETRO 900 MM.	25.400	0,1138	2.900	1

DELOITTE TOUCHE TOHMATSU | **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL | **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
210	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VR-03	VALVULA DE RETENCAO DA TUBULACAO DA BOMBA 3, DIAMETRO 900 MM.	25.400	0,1138	2.900	1
211	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VR-04	VALVULA DE RETENCAO DA TUBULACAO DA BOMBA 4, DIAMETRO 900 MM.	25.400	0,1138	2.900	1
212	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	EEF-BS-02	BOMBA SUBMERSIVEL DE RETORNO DE LIQUIDO DA BACIA DE TERRA PARA O SISTEMA DE BOMBEAMENTO (PV-63-B).	3.300	0,1724	570	2
213	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	EEF-BS-03	BOMBA SUBMERSIVEL DE RETORNO DE LIQUIDO DA BACIA DE CONCRETO ARMADO PARA O SISTEMA DE BOMBEAMENTO (PV-63-B).	3.300	0,1724	570	2
214	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	EEF-BS-03	BOMBA SUBMERSIVEL DE RETORNO DE LIQUIDO DA BACIA DE CONCRETO ARMADO PARA O SISTEMA DE BOMBEAMENTO (PV-63-B).	3.300	0,1724	570	2
215	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	EEF-BS-03	BOMBA SUBMERSIVEL DE RETORNO DE LIQUIDO DA BACIA DE CONCRETO ARMADO PARA O SISTEMA DE BOMBEAMENTO (PV-63-B).	3.300	0,1724	570	2
216	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO DE VAZAMENTO DAS GAXETAS DAS BOMBAS.	3.300	0,1724	570	2
217	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO DE VAZAMENTO DAS GAXETAS DAS BOMBAS.	3.300	0,1724	570	2
218	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	UNIDADE TERMINAL REMOTA AUTOMIND.	99.900	0,1724	17.230	2
219	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	VALVULA DE SUCCAO PARA A LINHA DE TUBULACAO DA BOMBA 1, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
220	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	VALVULA DE SUCCAO PARA A LINHA DE TUBULACAO DA BOMBA 2, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
221	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	VALVULA DE SUCCAO PARA A LINHA DE TUBULACAO DA BOMBA 3, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
222	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	VALVULA DE SUCCAO PARA A LINHA DE TUBULACAO DA BOMBA 4, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
223	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-BB-01	BOMBA CETRIFUGA WORTHINGTON, MODELO 24 MN-33 "R", Nº 34586.01.02, VAZAO 3600 M³/H, 34 MCA, ACIONADA POR MOTOR VILLARES DE 650 CV, 711 RPM.	1.870.000	0,1707	319.210	2
224	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-BB-02	BOMBA CETRIFUGA WORTHINGTON, MODELO 24 MN-33 "R", Nº 34586.01.04, VAZAO 3600 M³/H, 34 MCA, ACIONADA POR MOTOR VILLARES DE 650 CV, 711 RPM.	1.870.000	0,1707	319.210	2
225	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-BB-03	BOMBA CETRIFUGA WORTHINGTON, MODELO 24 MN-33 "R", Nº 34586.01.01, VAZAO 3600 M³/H, 34 MCA, ACIONADA POR MOTOR VILLARES DE 650 CV, 711 RPM.	1.870.000	0,1707	319.210	2
226	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-BB-04	BOMBA CETRIFUGA WORTHINGTON, MODELO 24 MN-33 "R", Nº 34586.01.03, VAZAO 3600 M³/H, 34 MCA, ACIONADA POR MOTOR VILLARES DE 650 CV, 711 RPM.	1.870.000	0,1707	319.210	2
227	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-PR-01	PONTE ROLANTE DEMAG, CAPACIDADE 6,3 T, VAO 12 M, ALTURA DE ELEVACAO 6 M.	227.600	0,1724	39.240	2
228	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-01	VALVULA TIPO BORBOLETA MOTORIZADA PARA A LINHA DE TUBULACAO DA	14.500	0,1138	1.660	1
229	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-02	VALVULA TIPO BORBOLETA MOTORIZADA PARA A LINHA DE TUBULACAO DA BOMBA 2 MITTO, DIAMETRO 1000 MM, ACIONADA POR MOTOR WEG DE 4 CV, 1150 RPM.	14.500	0,1138	1.660	1
230	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-03	VALVULA TIPO BORBOLETA MOTORIZADA PARA A LINHA DE TUBULACAO DA BOMBA 3 MITTO, DIAMETRO 1000 MM, ACIONADA POR MOTOR WEG DE 4 CV, 1150 RPM.	14.500	0,1138	1.660	1
231	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-04	VALVULA TIPO BORBOLETA MOTORIZADA PARA A LINHA DE TUBULACAO DA BOMBA 4 MITTO, DIAMETRO 1000 MM, ACIONADA POR MOTOR WEG DE 4 CV, 1150 RPM.	14.500	0,1138	1.660	1
232	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-05	VALVULA TIPO BORBOLETA MOTORIZADA DE SAIDA DO BARRILETE DE RECALQUE DAS BOMBAS 1 E 2, DIAMETRO 1200 MM, ACIONADA POR MOTOR ELETRICO.	15.700	0,1138	1.790	1
233	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-06	VALVULA TIPO BORBOLETA MOTORIZADA DE SAIDA DO BARRILETE DE RECALQUE DAS BOMBAS 3 E 4, DIAMETRO 1200 MM, ACIONADA POR MOTOR ELETRICO.	15.700	0,1138	1.790	1
234	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VR-01	VALVULA DE RETENCAO PARA A LINHA DE TUBULACAO DA BOMBA 1, DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
235	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VR-02	VALVULA DE RETENCAO PARA A LINHA DE TUBULACAO DA BOMBA 2, DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
236	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VR-03	VALVULA DE RETENCAO PARA A LINHA DE TUBULACAO DA BOMBA 3, DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
237	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VR-04	VALVULA DE RETENCAO PARA A LINHA DE TUBULACAO DA BOMBA 4, DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
238	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 1 - ELEVATÓRIA DE LODO ATIVADO 1	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE MATERIAL SOBRENADANTE DOS DECANTADORES SECUNDARIOS 1 A 5 PARA A CX-1 DO LODO CENTRAL.	3.300	0,1724	570	2
239	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 1 - ELEVATÓRIA DE LODO ATIVADO 1	-	ELA1-BP-01	BOMBA CENTRIFUGA HORIZONTAL; FAB: FLOWSERVE; MOD: 8 QL 10	278.700	0,8517	237.370	11
240	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 1 - ELEVATÓRIA DE LODO ATIVADO 1	-	ELA1-BP-01	BOMBA CENTRIFUGA HORIZONTAL; FAB: FLOWSERVE; MOD: 8 QL 10	278.700	0,8517	237.370	11
241	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 1 - ELEVATÓRIA DE LODO ATIVADO 1	-	ELA1-BP-01	BOMBA TIPO "PARAFUSO" FILSAN, DIAMETRO DA HELICE 48", ACIONADA POR REDUTOR FALK, MODELO 2070Y2-S-25 E MOTOR WEG DE 40 CV, 1750 RPM.	147.600	0,1724	25.450	2
242	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 1 - ELEVATÓRIA DE LODO ATIVADO 1	-	ELA1-PR-01	PONTE ROLANTE, CAPACIDADE 5 T, VAO 7 M, ALTURA DE ELEVACAO 6 M.	183.800	0,1724	31.690	2
243	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 2 - ELEVATÓRIA DE LODO ATIVADO 2	-	ELA2-BB-01	BOMBA CENTRIFUGA WORTHINGTON, MODELO DBE 114, VAZAO 400 M³/H, ACIONADA POR MOTOR WEG DE 30 CV, 1750 RPM.	25.700	0,1724	4.440	2

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
244	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 2 - ELEVATÓRIA DE LODO ATIVADO 2	-	ELA2-BP-01	BOMBA TIPO "PARAFUSO", ACIONADA POR REDUTOR TRANSMOTECNICA, MODELO AH 12-200 E MOTOR WEG DE 60 CV, 1750 RPM.	102.600	0,1724	17.690	2
245	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 2 - ELEVATÓRIA DE LODO ATIVADO 2	-	ELA2-BP-01	BOMBA TIPO "PARAFUSO", ACIONADA POR REDUTOR TRANSMOTECNICA, MODELO AH 12-200 E MOTOR WEG DE 60 CV, 1750 RPM.	102.600	0,1724	17.690	2
246	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 2 - ELEVATÓRIA DE LODO ATIVADO 2	-	ELA2-BP-01	BOMBA TIPO "PARAFUSO", ACIONADA POR REDUTOR TRANSMOTECNICA, MODELO AH 12-200 E MOTOR WEG DE 60 CV, 1750 RPM.	102.600	0,1724	17.690	2
247	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	-	BOMBA PARA LUBRIFICACAO DAS GAXETAS, ACIONADA POR MOTOR ELETRICO DE 2 CV, 1720 RPM.	4.100	0,1724	710	2
248	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	-	BOMBA PARA LUBRIFICACAO DAS GAXETAS, ACIONADA POR MOTOR ELETRICO DE 2 CV, 1720 RPM.	4.100	0,1724	710	2
249	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-01	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
250	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-02	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
251	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-03	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
252	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-04	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
253	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-05	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
254	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-06	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
255	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-VRG-01	VALVULA TIPO GAVETA BARBARA, DIAMETRO 800 MM.	9.300	0,1138	1.060	1
256	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-VRG-01	VALVULA TIPO GAVETA BARBARA, DIAMETRO 800 MM.	9.300	0,1138	1.060	1
257	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-VRG-01	VALVULA TIPO GAVETA BARBARA, DIAMETRO 800 MM.	9.300	0,1138	1.060	1
258	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-PR-01	PONTE ROLANTE MOVICARGA, CAPACIDADE 10 T, VAO 9 M, ALTURA DE ELEVACAO 6 M.	290.300	0,1724	50.050	2
259	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VB-01	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 1, DIAMETRO 600 MM.	7.800	0,1138	890	1
260	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VB-02	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 2, DIAMETRO 600 MM.	7.800	0,1138	890	1
261	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VB-03	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 3, DIAMETRO 600 MM.	7.800	0,1138	890	1
262	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VB-04	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 4, DIAMETRO 600 MM.	7.800	0,1138	890	1
263	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VB-05	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 5, DIAMETRO 600 MM.	7.800	0,1138	890	1
264	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VR-01	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 1, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
265	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VR-02	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 2, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
266	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VR-03	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 3, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
267	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VR-04	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 4, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
268	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VR-05	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 5, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
269	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELC-BC-05	BOMBA VERTICAL WORTHINGTON, MODELO 120L-147, Nº BX 75702, VAZAO 250 L/S, 20,3 MCA, ACIONADA POR MOTOR GE DE 100 CV, 1190 RPM.	1.400.000	0,1724	241.360	2
270	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELC-BC-04	BOMBA VERTICAL WORTHINGTON, MODELO 120L-147, Nº BX 75701, VAZAO 250 L/S, 20,3 MCA, ACIONADA POR MOTOR GE DE 100 CV, 1190 RPM.	1.400.000	0,1724	241.360	2
271	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELC-BC-03	BOMBA VERTICAL WORTHINGTON, MODELO 120L-147, Nº BX 75700, VAZAO 250 L/S, 20,3 MCA, ACIONADA POR MOTOR GE DE 100 CV, 1190 RPM.	1.400.000	0,1724	241.360	2
272	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELC-BC-02	BOMBA VERTICAL WORTHINGTON, MODELO 80L-85, Nº BX 75704, VAZAO 50 L/S, 18,9 MCA, ACIONADA POR MOTOR GE DE 20 CV, 1770 RPM.	22.800	0,1724	3.940	2
273	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELC-BC-01	BOMBA VERTICAL WORTHINGTON, MODELO 80L-85, Nº BX 75703, VAZAO 50 L/S, 18,9 MCA, ACIONADA POR MOTOR GE DE 20 CV, 1770 RPM.	22.800	0,1724	3.940	2
274	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELB-VR-06	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DO TANQUE, DIAMETRO 500 MM.	17.900	0,1138	2.040	1
275	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMPV-15, Nº BX 33070.01.01, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
276	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMPV-15, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
277	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMPV-15, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
278	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMPV-15, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
279	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMPV-15, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
280	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMPV-15, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
281	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	ELC-BS-01	BOMBA SUBMERSIVEL "POCO SECO" PARA RECALQUE DO LIQUIDO DE REFRIGERACAO DAS GAXETAS DAS BOMBAS DA ELC.	3.300	0,1724	570	2
282	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. ATLÂNTICA	-	EEF-TR-01	TRANSFORMADOR TRIFASICO, WEG N. 843274958 POTENCIA: 1500 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	130.700	0,3651	47.720	5
283	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. BANDEIRA	-	ELB-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 50848, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1980.	89.800	0,1138	10.220	1

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
284	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. BANDEIRA	-	ELB-TR-02	TRANSFORMADOR TRIFASICO CEMEC, Nº 50849, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1980.	89.800	0,1138	10.220	1
285	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. BANDEIRA	-	ELB-TR-AS	TRANSFORMADOR TRIFASICO, CEMEC N. POTENCIA: 15 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	4.300	0,3651	1.570	5
286	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. CAPIVARA	-	EET-TR-01	TRANSFORMADOR TRIFASICO WEG, Nº 75470, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 4,16 KV, ANO 1991.	130.700	0,1138	14.880	1
287	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. CAPIVARA	-	EET-TR-02	TRANSFORMADOR TRIFASICO WEG, Nº 75883, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 4,16 KV, ANO 1991.	130.700	0,1138	14.880	1
288	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. CAPIVARA	-	EET-TR-03	TRANSFORMADOR TRIFASICO, WEG N. 75788 POTENCIA: 45 TENSAO DE ENTRADA: 13.800 V TENSAO DE SAIDA: 380V	8.300	0,1138	950	1
289	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COBRE	-	ECO-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 50844, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV. TENSAO DE SAIDA 380/220 V. ANO 1980.	89.800	0,1138	10.220	1
290	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COBRE	-	ECO-TR-02	TRANSFORMADOR TRIFASICO CEMEC, Nº 50846, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1980.	89.800	0,1138	10.220	1
291	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COBRE	-	ECO-TR-AS	TRANSFORMADOR TRIFASICO, CEMEC N. POTENCIA: 15 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	4.300	0,3651	1.570	5
292	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COMP.BÁSICO	-	ECB-TR-01	TRANSFORMADOR TRIFASICO CEMEC, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1980.	130.700	0,1138	14.880	1
293	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COMP.BÁSICO	-	ECB-TR-02	TRANSFORMADOR TRIFASICO CEMEC, Nº 50847, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1980.	130.700	0,1138	14.880	1
294	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. COMP.BÁSICO	-	ECB-TR-AS	TRANSFORMADOR TRIFASICO, CEMEC N. 53816 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	8.300	0,3651	3.040	5
295	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. IMBASSAÍ	-	EE10-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 68097, POTENCIA 750 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1982.	106.200	0,1138	12.090	1
296	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELEV. IMBASSAÍ	-	EE10-TR-02	TRANSFORMADOR TRIFASICO CEMEC, Nº 31499, POTENCIA 1000 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1975.	126.200	0,1138	14.370	1
297	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELS 1 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 1	-	ELS1-BB-01	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO SOBRENADANTE DAS FAZENDAS DE LODO 1 A 9 PARA O TA-2.	3.300	0,1724	570	2
298	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELS 1 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 1	-	ELS1-BB-01	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO SOBRENADANTE DAS FAZENDAS DE LODO 1 A 9 PARA O TA-2.	3.300	0,1724	570	2
299	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELS 2 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 2	-	ELS2-BB-01	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO SOBRENADANTE DAS FAZENDAS DE LODO 11 A 17 PARA A CDV-06.	3.300	0,1724	570	2
300	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ELS 2 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 2	-	ELS2-BB-01	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO SOBRENADANTE DAS FAZENDAS DE LODO 11 A 17 PARA A CDV-06.	3.300	0,1724	570	2
301	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	-	8 COMPORTAS INSTALADAS NA CDV-01 PARA ALIMENTACAO DOS ESPESSADORES Nº 1 A 3 E CAIXA DE LODO Nº 3 DA ELC.	187.600	0,1724	32.350	2
302	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	ESP1	ESPESSADOR DE LODO Nº 1 FMC FILSAN, REFERENCIA NP 2951/81, TIPO "F", DIAMETRO 27 M, ANO 1981, ACIONADO POR REDUTOR TRANSMOTECNICA E MOTOR ELETRICO, INCLUINDO PONTE PARA ACESSO.	345.100	0,1610	55.570	2
303	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	ESP2	ESPESSADOR DE LODO Nº 2 FMC FILSAN, REFERENCIA NP 2951/81, TIPO "F", DIAMETRO 27 M, ANO 1981, ACIONADO POR REDUTOR TRANSMOTECNICA E MOTOR ELETRICO, INCLUINDO PONTE PARA ACESSO.	345.100	0,1610	55.570	2
304	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	ESP3	ESPESSADOR DE LODO Nº 3 FMC FILSAN, REFERENCIA NP 2951/81, TIPO "F", DIAMETRO 27 M, ANO 1981, ACIONADO POR REDUTOR TRANSMOTECNICA E MOTOR ELETRICO, INCLUINDO PONTE PARA ACESSO.	345.100	0,1610	55.570	2
305	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
306	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.1	- ANALISADOR DE GAS - AC32M				
307	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.10	- NO-BREAK				
308	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
309	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
310	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
311	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.14	- SISTEMA DE AMOSTRAGEM				
312	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.15	- RACK				
313	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.16	- UNIDADE CONDENSADORA				
314	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.17	- UNIDADE EVAPORADORA				
315	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
316	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.19	- MANIFOLD				
317	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.2	- ANALISADOR DE GAS - AF22M				

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
318	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.20	- LICENCA DO SOFTWARE				
319	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.3	- ANALISADOR DE GAS - CO12M				
320	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.4	- ANALISADOR DE GAS - O342M				
321	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.5	- ANALISADOR DE PARTICULA - MP101M				
322	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
323	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.7	- CONTAINER				
324	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.8	- GATEWAY M2MC COM ANTENA				
325	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
326	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.10	- RACK 19" E ACESSORIOS				
327	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.11	- RACK 19" E ACESSORIOS				
328	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.12	- AR CONDICIONADO 18.000 BTUs				
329	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.13	- AR CONDICIONADO 18.000 BTUs				
330	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.14	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
331	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.15	- NO BREAK - 3,7 KVA				
332	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.16	- TRANSMISSAO DE DADOS - MODEM A2A				
333	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.17	- TRANSMISSAO DE DADOS - MODEM A2A				
334	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.18	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
335	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.19	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
336	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.2	- ANALISADOR DE O3				
337	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.3	- ANALISADOR DE Nox				
338	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.4	- COMPUTADOR INDUSTRIAL ADVANTECH				
339	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.5	- MANIFOLD				
340	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.6	- SENSOR DE VELOCIDADE DO VENTO				
341	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.7	- SENSOR DE DIRECAO DO VENTO				
342	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.8	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
343	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.9	- CONTAINER METALICO GRANDE				
344	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
345	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.1	- ANALISADOR DE GAS - AC32M				
346	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.10	- NO-BREAK				
347	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
348	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
349	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
350	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.14	- SISTEMA DE AMOSTRAGEM				
351	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.15	- RACK				
352	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.16	- UNIDADE CONDENSADORA				
353	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.17	- UNIDADE EVAPORADORA				
354	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
355	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.19	- MANIFOLD				
356	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.2	- ANALISADOR DE GAS - AF22M				
357	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.20	- LICENCA DO SOFTWARE				
358	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.3	- ANALISADOR DE GAS - CO12M				
359	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.4	- ANALISADOR DE GAS - O342M				
360	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.5	- ANALISADOR DE PARTICULA - MP101M				
361	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
362	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.7	- CONTAINER				
363	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.8	- GATEWAY M2MC COM ANTENA				
364	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				

DELOITTE TOUCHE TOHMATSU | **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL | **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
365	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
366	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.1	- ANALISADOR DE SO2				
367	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.10	- NO BREAK - 3,7 KVA				
368	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.11	- TRANSMISSAO DE DADOS - MODEM A2A				
369	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.12	- CENTRAL DE ALARME IP(GEM3200-NETLINK)				
370	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.13	- TRANSMISSAO DE DADOS - MODEM A2A				
371	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.2	- COMPUTADOR INDUSTRIAL ADVANTECH				
372	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.3	- MANIFOLD				
373	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.4	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
374	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.5	- CONTAINER METALICO PEQUENO				
375	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.6	- RACK 19" E ACESSORIOS				
376	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.7	- AR CONDICIONADO 7.500 BTUs				
377	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.8	- AR CONDICIONADO 7.500 BTUs				
378	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.9	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
379	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
380	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.1	- ANALISADOR DE SO2				
381	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.10	- SENSOR DE VELOCIDADE DO VENTO				
382	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.11	- SENSOR DE DIRECAO DO VENTO				
383	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.12	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
384	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.13	- CONTAINER METALICO GRANDE				
385	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.14	- RACK 19" E ACESSORIOS				
386	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.15	- RACK 19" E ACESSORIOS				
387	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.16	- AR CONDICIONADO 18.000 BTUs				
388	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.17	- AR CONDICIONADO 18.000 BTUs				
389	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.18	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
390	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.19	- NO BREAK - 3,7 KVA				
391	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.2	- ANALISADOR DE CO				
392	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.20	- TRANSMISSAO DE DADOS - MODEM A2A				
393	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.21	- TRANSMISSAO DE DADOS - MODEM A2A				
394	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.22	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
395	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.23	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
396	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.3	- ANALISADOR DE Nox				
397	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.4	- ANALISADOR DE HC				
398	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.5	- ANALISADOR DE PM10 CONT.				
399	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.6	- CONVERSOR DE NH3				
400	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.7	- CONVERSOR DE TRS				
401	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.8	- COMPUTADOR INDUSTRIAL ADVANTECH				

DELOITTE TOUCHE TOHMATSU | **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL | **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
402	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.9	- MANIFOLD				
403	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
404	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.1	- ANALISADOR DE GAS - AC32M				
405	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.10	- NO-BREAK				
406	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
407	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
408	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
409	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.14	- SISTEMA DE AMOSTRAGEM				
410	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.15	- RACK				
411	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.16	- UNIDADE CONDENSADORA				
412	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.17	- UNIDADE EVAPORADORA				
413	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
414	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.19	- MANIFOLD				
415	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.2	- ANALISADOR DE GAS - AF22M				
416	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.20	- LICENCA DO SOFTWARE				
417	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.3	- ANALISADOR DE GAS - CO12M				
418	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.4	- ANALISADOR DE GAS - O342M				
419	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.5	- ANALISADOR DE PARTICULA - MP101M				
420	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
421	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.7	- CONTAINER				
422	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.8	- GATEWAY M2MC COM ANTENA				
423	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
424	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
425	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.1	- ANALISADOR DE SO2				
426	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.1	- ANALISADOR DE SO2				
427	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.10	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
428	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.11	- CONTAINER METALICO GRANDE				
429	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.12	- RACK 19" E ACESSORIOS				
430	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.13	- RACK 19" E ACESSORIOS				
431	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.14	- AR CONDICIONADO 18.000 BTUs				
432	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.15	- AR CONDICIONADO 18.000 BTUs				
433	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.16	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
434	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.17	- NO BREAK - 3,7 KVA				
435	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.18	- TRANSMISSAO DE DADOS - MODEM A2A				
436	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.19	- TRANSMISSAO DE DADOS - MODEM A2A				
437	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.2	- ANALISADOR DE O3				
438	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.20	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
439	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.21	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
440	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.3	- ANALISADOR DE Nox				
441	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.4	- CONVERSOR DE TRS				
442	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.5	- SENSOR DE TEMPERATURA/UMIDADE				
443	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.6	- COMPUTADOR INDUSTRIAL ADVANTECH				
444	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.7	- MANIFOLD				
445	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.8	- SENSOR DE VELOCIDADE DO VENTO				
446	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.9	- SENSOR DE DIRECAO DO VENTO				
447	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1	ESTACAO DE MONITORAMENTO	387.600	0,4187	162.290	3
448	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
449	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.10	- CONTAINER				

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
450	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
451	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.12	- GERADOR DE HIDROGENIO - 1J H2 - GENERATOR				
452	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
453	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.14	- MODULO EXTERNO CTRS - ID CTRS				
454	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.15	- NO-BREAK				
455	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
456	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
457	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
458	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
459	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.2	- ANALISADOR DE GAS - AC32M				
460	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.20	- SISTEMA DE AMOSTRAGEM				
461	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.21	- RACK				
462	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.22	- UNIDADE CONDENSADORA				
463	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.23	- UNIDADE EVAPORADORA				
464	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
465	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.3	- ANALISADOR DE GAS - AF22M				
466	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.4	- ANALISADOR DE GAS - CO12M				
467	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.5	- ANALISADOR DE GAS - O342M				
468	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.6	- ANALISADOR DE GAS STEX - VOC71M				
469	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
470	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.8	- ANALISADOR DE PARTICULAS - MP101M				
471	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
472	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
473	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.1	- ANALISADOR DE SO2				
474	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.10	- NO BREAK - 3,7 KVA				
475	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.11	- TRANSMISSAO DE DADOS - MODEM A2A				
476	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.12	- CENTRAL DE ALARME IP(GEM3200-NETLINK)				
477	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.13	- AR CONDICIONADO 7.500 BTUs				
478	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.14	- TRANSMISSAO DE DADOS - MODEM A2A				
479	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.2	- CONVERSOR DE TRS PARA SO2 ENVIRONMENT S.A., MODELO CTRS				
480	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.3	- COMPUTADOR INDUSTRIAL ADVANTECH				
481	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.4	- MANIFOLD				
482	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.5	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
483	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.6	- CONTAINER METALICO PEQUENO				
484	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.7	- RACK 19" E ACESSORIOS				
485	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.8	- AR CONDICIONADO 7.500 BTUs				
486	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.9	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
487	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
488	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.1	- ANALISADOR DE SO2				
489	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.10	- MANIFOLD				
490	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.11	- SENSOR DE VELOCIDADE DO VENTO				
491	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.12	- SENSOR DE DIRECAO DO VENTO				
492	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.13	- SENSOR DE DIRECAO DE CHUVA				
493	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.14	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
494	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.15	- CONTAINER METALICO GRANDE				
495	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.16	- RACK 19" E ACESSORIOS				
496	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.17	- RACK 19" E ACESSORIOS				

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
497	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.18	- AR CONDICIONADO 18.000 BTUs				
498	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.19	- AR CONDICIONADO 18.000 BTUs				
499	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.2	- ANALISADOR DE CO				
500	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.20	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
501	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.21	- NO BREAK - 3,7 KVA				
502	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.22	- TRANSMISSAO DE DADOS - MODEM A2A				
503	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.23	- TRANSMISSAO DE DADOS - MODEM A2A				
504	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.24	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
505	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.25	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
506	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.3	- ANALISADOR DE Nox				
507	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.4	- ANALISADOR DE HC				
508	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.5	- ANALISADOR DE PM10 CONT.				
509	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.6	- CONVERSOR DE NH3				
510	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.7	- CONVERSOR DE TRS				
511	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.8	- GERADOR DE HIDROGENIO				
512	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.9	- COMPUTADOR INDUSTRIAL ADVANTECH				
513	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
514	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.1	- ANALISADOR DE SO2				
515	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.10	- SENSOR DE RADIACAO SOLAR				
516	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.11	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
517	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.12	- CONTAINER METALICO GRANDE				
518	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.13	- RACK 19" E ACESSORIOS				
519	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.14	- RACK 19" E ACESSORIOS				
520	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.15	- AR CONDICIONADO 18.000 BTUs				
521	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.16	- AR CONDICIONADO 18.000 BTUs				
522	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.17	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
523	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.18	- NO BREAK - 3,7 KVA				
524	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.19	- TRANSMISSAO DE DADOS - MODEM A2A				
525	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.2	- ANALISADOR DE Nox				
526	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.20	- TRANSMISSAO DE DADOS - MODEM A2A				
527	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.21	- CENTRAL DE ALARME IP(GEM3200-NETLINK)				
528	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.3	- ANALISADOR DE O3				
529	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.4	- AMOSTRADOR DE PM 10				
530	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.5	- COMPUTADOR INDUSTRIAL ADVANTECH				
531	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.6	- MANIFOLD				
532	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.7	- SENSOR DE VELOCIDADE DO VENTO				
533	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.8	- SENSOR DE DIRECAO DO VENTO				

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
534	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.9	- SENSOR DE TEMPERATURA/UMIDADE				
535	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
536	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.1	- ANALISADOR DE SO2				
537	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.10	- MANIFOLD				
538	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.11	- SENSOR DE VELOCIDADE DO VENTO				
539	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.12	- SENSOR DE DIRECAO DO VENTO				
540	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.13	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
541	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.14	- CONTAINER METALICO GRANDE				
542	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.15	- RACK 19" E ACESSORIOS				
543	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.16	- RACK 19" E ACESSORIOS				
544	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.17	- AR CONDICIONADO 18.000 BTUs				
545	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.18	- AR CONDICIONADO 18.000 BTUs				
546	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.19	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
547	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.2	- ANALISADOR DE CO				
548	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.20	- NO BREAK - 3,7 KVA				
549	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.21	- TRANSMISSAO DE DADOS - MODEM A2A				
550	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.22	- TRANSMISSAO DE DADOS - MODEM A2A				
551	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.23	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
552	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.24	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
553	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.3	- ANALISADOR DE Nox				
554	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.4	- ANALISADOR DE HC				
555	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.5	- ANALISADOR DE PM10 CONT.				
556	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.6	- CONVERSOR DE NH3				
557	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.7	- CONVERSOR DE TRS				
558	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.8	- GERADOR DE HIDROGENIO				
559	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.9	- COMPUTADOR INDUSTRIAL ADVANTECH				
560	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
561	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.1	- ANALISADOR DE SO2				
562	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.10	- MANIFOLD				
563	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.11	- SENSOR DE VELOCIDADE DO VENTO				
564	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.12	- SENSOR DE DIRECAO DO VENTO				
565	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.13	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
566	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.14	- CONTAINER METALICO GRANDE				
567	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.15	- RACK 19" E ACESSORIOS				
568	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.16	- RACK 19" E ACESSORIOS				
569	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.17	- AR CONDICIONADO 18.000 BTUs				
570	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.18	- AR CONDICIONADO 18.000 BTUs				

DELOITTE TOUCHE TOHMATSU | **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL | **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
571	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.19	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
572	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.2	- ANALISADOR DE CO				
573	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.20	- NO BREAK - 3,7 KVA				
574	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.21	- TRANSMISSAO DE DADOS - MODEM A2A				
575	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.22	- TRANSMISSAO DE DADOS - MODEM A2A				
576	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.23	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
577	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.24	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
578	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.3	- ANALISADOR DE O3				
579	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.4	- ANALISADOR DE Nox				
580	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.5	- AMOSTRADOR DE PM10				
581	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.6	- SENSOR DE TEMPERATURA/UNIDADE				
582	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.7	- SENSOR DE PRESSAO ATMOSFERICA				
583	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.8	- SENSOR DE RADIACAO SOLAR				
584	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.9	- COMPUTADOR INDUSTRIAL ADVANTECH				
585	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
586	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.1	- ANALISADOR DE GAS - AC32M				
587	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.10	- NO-BREAK				
588	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
589	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
590	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
591	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.14	- SISTEMA DE AMOSTRAGEM				
592	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.15	- RACK				
593	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.16	- UNIDADE CONDENSADORA				
594	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.17	- UNIDADE EVAPORADORA				
595	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
596	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.19	- MANIFOLD				
597	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.2	- ANALISADOR DE GAS - AF22M				
598	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.20	- LICENCA DO SOFTWARE				
599	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.3	- ANALISADOR DE GAS - CO12M				
600	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.4	- ANALISADOR DE GAS - O342M				
601	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.5	- ANALISADOR DE PARTICULA - MP101M				
602	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
603	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.7	- CONTAINER				
604	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.8	- GATEWAY M2MC COM ANTENA				
605	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
606	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
607	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.1	- ANALISADOR DE GAS - AC32M				
608	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.10	- NO-BREAK				
609	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
610	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
611	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
612	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.14	- SISTEMA DE AMOSTRAGEM				
613	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.15	- RACK				
614	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.16	- UNIDADE CONDENSADORA				
615	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.17	- UNIDADE EVAPORADORA				
616	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
617	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.19	- MANIFOLD				
618	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.2	- ANALISADOR DE GAS - AF22M				
619	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.20	- LICENCA DO SOFTWARE				
620	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.3	- ANALISADOR DE GAS - CO12M				
621	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.4	- ANALISADOR DE GAS - O342M				
622	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.5	- ANALISADOR DE PARTICULA - MP101M				
623	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
624	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.7	- CONTAINER				
625	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.8	- GATEWAY M2MC COM ANTENA				
626	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
627	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
628	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.1	- ANALISADOR DE GAS - AC32M				
629	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.10	- NO-BREAK				
630	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
631	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
632	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
633	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.14	- SISTEMA DE AMOSTRAGEM				
634	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.15	- RACK				
635	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.16	- UNIDADE CONDENSADORA				
636	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.17	- UNIDADE EVAPORADORA				
637	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
638	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.19	- MANIFOLD				
639	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.2	- ANALISADOR DE GAS - AF22M				
640	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.20	- LICENCA DO SOFTWARE				
641	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.3	- ANALISADOR DE GAS - CO12M				
642	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.4	- ANALISADOR DE GAS - O342M				
643	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.5	- ANALISADOR DE PARTICULA - MP101M				
644	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
645	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.7	- CONTAINER				
646	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.8	- GATEWAY M2MC COM ANTENA				
647	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
648	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1	ESTACAO DE MONITORAMENTO	387.600	0,4187	162.290	3
649	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
650	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.10	- CONTAINER				
651	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
652	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.12	- GERADOR DE HIDROGENIO - LJ H2 - GENERATOR				
653	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
654	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.14	- MODULO EXTERNO CTRS - ID CTRS				
655	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.15	- NO-BREAK				
656	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
657	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
658	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
659	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
660	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.2	- ANALISADOR DE GAS - AC32M				
661	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.20	- SISTEMA DE AMOSTRAGEM				
662	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.21	- RACK				
663	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.22	- UNIDADE CONDENSADORA				
664	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.23	- UNIDADE EVAPORADORA				
665	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
666	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.3	- ANALISADOR DE GAS - AF22M				
667	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.4	- ANALISADOR DE GAS - CO12M				
668	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.5	- ANALISADOR DE GAS - O342M				
669	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.6	- ANALISADOR DE GAS STEX - VOC71M				
670	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
671	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.8	- ANALISADOR DE PARTICULAS - MP101M				
672	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
673	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1	ESTACAO DE MONITORAMENTO	387.600	0,4187	162.290	3
674	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
675	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.10	- CONTAINER				
676	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
677	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.12	- GERADOR DE HIDROGENIO - LJ H2 - GENERATOR				
678	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
679	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.14	- MODULO EXTERNO CTRS - ID CTRS				
680	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.15	- NO-BREAK				
681	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
682	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
683	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
684	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
685	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.2	- ANALISADOR DE GAS - AC32M				
686	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.20	- SISTEMA DE AMOSTRAGEM				
687	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.21	- RACK				
688	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.22	- UNIDADE CONDENSADORA				
689	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.23	- UNIDADE EVAPORADORA				
690	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
691	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.3	- ANALISADOR DE GAS - AF22M				
692	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.4	- ANALISADOR DE GAS - CO12M				
693	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.5	- ANALISADOR DE GAS - O342M				
694	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.6	- ANALISADOR DE GAS STEX - VOC71M				
695	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
696	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.8	- ANALISADOR DE PARTICULAS - MP101M				
697	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
698	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
699	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
700	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.10	- CONTAINER				
701	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
702	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.12	- GERADOR DE HIDROGENIO - LJ H2 - GENERATOR				
703	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
704	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.14	- MODULO EXTERNO CTRS - ID CTRS				
705	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.15	- NO-BREAK				
706	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
707	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
708	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
709	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
710	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.2	- ANALISADOR DE GAS - AC32M				
711	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.20	- SISTEMA DE AMOSTRAGEM				
712	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.21	- RACK				
713	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.22	- UNIDADE CONDENSADORA				
714	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.23	- UNIDADE EVAPORADORA				
715	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
716	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.3	- ANALISADOR DE GAS - AF22M				
717	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.4	- ANALISADOR DE GAS - CO12M				
718	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.5	- ANALISADOR DE GAS - O342M				
719	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.6	- ANALISADOR DE GAS STEX - VOC71M				
720	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.7	- ANALISADOR DE HIDROCARBORETOS - HCS1M				
721	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.8	- ANALISADOR DE PARTICULAS - MP101M				
722	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
723	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
724	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
725	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.10	- CONTAINER				
726	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
727	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.12	- GERADOR DE HIDROGENIO - LJ H2 - GENERATOR				
728	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
729	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.14	- MODULO EXTERNO CTRS - ID CTRS				
730	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.15	- NO-BREAK				
731	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
732	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
733	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
734	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
735	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.2	- ANALISADOR DE GAS - AC32M				
736	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.20	- SISTEMA DE AMOSTRAGEM				
737	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.21	- RACK				
738	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.22	- UNIDADE CONDENSADORA				
739	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.23	- UNIDADE EVAPORADORA				
740	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
741	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.3	- ANALISADOR DE GAS - AF22M				
742	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.4	- ANALISADOR DE GAS - CO12M				
743	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.5	- ANALISADOR DE GAS - O342M				
744	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.6	- ANALISADOR DE GAS STEX - VOC71M				
745	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.7	- ANALISADOR DE HIDROCARBORETOS - HCS1M				
746	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.8	- ANALISADOR DE PARTICULAS - MP101M				
747	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
748	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
749	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
750	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.10	- CONTAINER				
751	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
752	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.12	- GERADOR DE HIDROGENIO - LJ H2 - GENERATOR				
753	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
754	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.14	- MODULO EXTERNO CTRS - ID CTRS				
755	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.15	- NO-BREAK				
756	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
757	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
758	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
759	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
760	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.2	- ANALISADOR DE GAS - AC32M				
761	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.20	- SISTEMA DE AMOSTRAGEM				
762	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.21	- RACK				
763	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.22	- UNIDADE CONDENSADORA				
764	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.23	- UNIDADE EVAPORADORA				
765	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
766	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.3	- ANALISADOR DE GAS - AF22M				
767	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.4	- ANALISADOR DE GAS - CO12M				
768	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.5	- ANALISADOR DE GAS - O342M				
769	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.6	- ANALISADOR DE GAS STEX - VOC71M				
770	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.7	- ANALISADOR DE HIDROCARBORETOS - HCS1M				
771	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.8	- ANALISADOR DE PARTICULAS - MP101M				
772	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
773	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
774	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
775	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.10	- CONTAINER				
776	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
777	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.12	- GERADOR DE HIDROGENIO - LJ H2 - GENERATOR				
778	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
779	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.14	- MODULO EXTERNO CTRS - ID CTRS				
780	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.15	- NO-BREAK				
781	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
782	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
783	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
784	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
785	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.2	- ANALISADOR DE GAS - AC32M				
786	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.20	- SISTEMA DE AMOSTRAGEM				
787	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.21	- RACK				
788	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.22	- UNIDADE CONDENSADORA				
789	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.23	- UNIDADE EVAPORADORA				
790	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
791	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.3	- ANALISADOR DE GAS - AF22M				
792	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.4	- ANALISADOR DE GAS - CO12M				
793	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.5	- ANALISADOR DE GAS - O342M				
794	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.6	- ANALISADOR DE GAS STEX - VOC71M				
795	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.7	- ANALISADOR DE HIDROCARBORETOS - HCS1M				
796	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.8	- ANALISADOR DE PARTICULAS - MP101M				
797	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
798	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
799	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
800	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.10	- CONTAINER				
801	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
802	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.12	- GERADOR DE HIDROGENIO - LJ H2 - GENERATOR				
803	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
804	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.14	- MODULO EXTERNO CTRS - ID CTRS				
805	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.15	- NO-BREAK				
806	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
807	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
808	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
809	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
810	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.2	- ANALISADOR DE GAS - AC32M				
811	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.20	- SISTEMA DE AMOSTRAGEM				
812	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.21	- RACK				
813	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.22	- UNIDADE CONDENSADORA				
814	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.23	- UNIDADE EVAPORADORA				
815	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
816	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.3	- ANALISADOR DE GAS - AF22M				
817	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.4	- ANALISADOR DE GAS - CO12M				
818	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.5	- ANALISADOR DE GAS - O342M				
819	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.6	- ANALISADOR DE GAS STEX - VOC71M				
820	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.7	- ANALISADOR DE HIDROCARBORETOS - HCS1M				
821	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.8	- ANALISADOR DE PARTICULAS - MP101M				
822	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
823	MÁQUINAS E EQUIPAMENTOS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
824	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
825	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.10	- CONTAINER				
826	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
827	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.12	- GERADOR DE HIDROGENIO - LJ H2 - GENERATOR				
828	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
829	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.14	- MODULO EXTERNO CTRS - ID CTRS				
830	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.15	- NO-BREAK				
831	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
832	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
833	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
834	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
835	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.2	- ANALISADOR DE GAS - AC32M				
836	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.20	- SISTEMA DE AMOSTRAGEM				
837	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.21	- RACK				
838	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.22	- UNIDADE CONDENSADORA				
839	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.23	- UNIDADE EVAPORADORA				
840	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
841	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.3	- ANALISADOR DE GAS - AF22M				
842	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.4	- ANALISADOR DE GAS - CO12M				
843	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.5	- ANALISADOR DE GAS - O342M				
844	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.6	- ANALISADOR DE GAS STEX - VOC71M				
845	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.7	- ANALISADOR DE HIDROCARBORETOS - HCS1M				
846	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.8	- ANALISADOR DE PARTICULAS - MP101M				

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
847	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
848	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
849	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
850	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.10	- CONTAINER				
851	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
852	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.12	- GERADOR DE HIDROGENIO - LJ H2 - GENERATOR				
853	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
854	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.14	- MODULO EXTERNO CTRS - ID CTRS				
855	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.15	- NO-BREAK				
856	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
857	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
858	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
859	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
860	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.2	- ANALISADOR DE GAS - AC32M				
861	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.20	- SISTEMA DE AMOSTRAGEM				
862	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.21	- RACK				
863	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.22	- UNIDADE CONDENSADORA				
864	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.23	- UNIDADE EVAPORADORA				
865	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
866	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.3	- ANALISADOR DE GAS - AF22M				
867	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.4	- ANALISADOR DE GAS - CO12M				
868	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.5	- ANALISADOR DE GAS - O342M				
869	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.6	- ANALISADOR DE GAS STEX - VOC71M				
870	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
871	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.8	- ANALISADOR DE PARTICULAS - MP101M				
872	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
873	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ETF 01	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 2900 SAMPLER, Nº 11570-030.	34.700	0,1724	5.990	2
874	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ETF 01	-	ETF1-BD-01	BOMBA DOSADORA OMEL, MODELO DMP 0-1, ANO 1995, ACIONADA POR MOTOR ELETRICO.	15.300	0,1834	2.810	2
875	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ETF 02	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 2900 SAMPLER.	34.700	0,1724	5.990	2
876	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ETF 02	-	ETF2-BD-02	BOMBA DOSADORA OMEL, MODELO DMP 0-1, Nº 136347, ANO 1995, ACIONADA POR MOTOR ELETRICO.	15.300	0,1834	2.810	2
877	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	-	ESMERIL DE BANCADA.	640	0,1724	120	2
878	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	-	ESTUFA QUIMIS.	4.000	0,1724	690	2
879	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	-	PONTE ROLANTE DEMAG, CAPACIDADE DE 5 TON, VAO DE 10 M, ALTURA DE ELEVACAO 5 M, Nº 32429.	175.100	0,1724	30.190	2
880	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	-	PRENSA HIDRAULICA MANUAL EVA, CAPACIDADE 200 T.	72.700	0,1724	12.540	2
881	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	-	FURADEIRA DE BANCADA HELMO, MOD: FBS 16.	2.700	0,1724	470	2
882	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	-	GUILHOTINA MANUAL BP, Nº 20640.	370	0,1724	70	2
883	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	-	SERRA PARA TUBOS.	300	0,1724	60	2
884	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	-	MAQUINA DE SOLDA EUTECTEC, 350 A	2.500	0,2779	700	3
885	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	1112	PLAINA LIMADORA ZOCCA, MODELO PL2350, Nº 02, ANO 1976.	61.500	0,1572	9.670	2
886	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	20638	TORNO MECANICO ROMI, MODELO TORMAX 30B, Nº 1702194193, BARRAMENTO DE 3.000 MM.	94.600	0,1724	16.310	2
887	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	2745	FURADEIRA KONE, MODELO K38, Nº 1032/78.	31.500	0,1724	5.440	2
888	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	2746	ESMERIL DE COLUNA JOWA, MODELO MEB, Nº 70160, 2,50 CV.	600	0,1724	110	2
889	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEMAN	-	7044	ESTUFA DE SECAGEM E ESTERILIZACAO FANEM, MODELO 320SE/5, Nº F18402, 5.200 W.	4.000	0,1724	690	2
890	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEREM RESÍDUO (ADM)	-	TR-01	TRANSFORMADOR TRIFASICO, CEMEC N. 238924 POTENCIA: 75 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5
891	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEREM RESÍDUO (ANTIGA BOLLAND)	-	TR-07 (TR-740-01)	TRANSFORMADOR TRIFASICO, WEG N. 233670 POTENCIA: 300 KVA TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	66.100	0,3651	24.140	5
892	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEREM RESÍDUO (ATERRO USUÁRIAS/MILLENIUN)	-	TR-10	TRANSFORMADOR TRIFASICO, N. POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
893	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEREM RESÍDUO (ATERRO USUÁRIAS/TIBRÁS)	-	TR-09	TRANSFORMADOR TRIFASICO, N. POTENCIA: 15 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	4.300	0,3651	1.570	5
894	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEREM RESÍDUO (BB INCÊNDIO DIESEL)	-	TR-05	TRANSFORMADOR TRIFASICO, CEMEC N. 309128 POTENCIA: 75 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	9.300	0,3651	3.400	5
895	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEREM RESÍDUO (BIOLAVAGEM)	-	TR-04	TRANSFORMADOR TRIFASICO, ROMAGNOLE N. 278792 POTENCIA: 75 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	9.300	0,3651	3.400	5
896	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEREM RESÍDUO (BRASKEN)	-	TR-12	TRANSFORMADOR TRIFASICO, N. POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
897	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEREM RESÍDUO (PÁTIO ASCAREL)	-	TR-03	TRANSFORMADOR TRIFASICO, WEG N. 189222 POTENCIA: 45 TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	8.300	0,5174	4.300	8
898	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEREM RESÍDUO (PLANTA BLEND)	-	TR-08 (TR-740-02)	TRANSFORMADOR TRIFASICO, CEMEC N. POTENCIA: 300 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	66.100	0,3651	24.140	5
899	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEREM RESÍDUO (VALO 14)	-	TR-02	TRANSFORMADOR TRIFASICO, WEG N. 142321-2283 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
900	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	GEREM RESÍDUO (VALO C. METAIS)	-	TR-06	TRANSFORMADOR TRIFASICO, CEMEC N. 47115 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
901	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-142	TRANSFORMADOR TRIFASICO, WEG N. 142234 POTENCIA: 225 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
902	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-143	TRANSFORMADOR TRIFASICO, NATIVA N. NA0114A001 POTENCIA: 500 TENSAO DE ENTRADA: 32800 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
903	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-A	TRANSFORMADOR TRIFASICO, NATIVA N. NA0117A001 POTENCIA: 45 TENSAO DE ENTRADA: 33650 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
904	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-D	TRANSFORMADOR TRIFASICO, NATIVA N. NA0117A002 POTENCIA: 45 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
905	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-E	TRANSFORMADOR TRIFASICO, NATIVA N. NA0177A003 POTENCIA: 45 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
906	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-F	TRANSFORMADOR TRIFASICO, NATIVA N. NA0116A001 POTENCIA: 150 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	50.700	0,3651	18.520	5
907	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-145	TRANSFORMADOR TRIFASICO, ITAIPU N. 30747 POTENCIA: 45 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
908	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-146	TRANSFORMADOR TRIFASICO, NATIVA N. 228450 POTENCIA: 75 TENSAO DE ENTRADA: 36226 TENSAO DE SAIDA: 380	9.300	0,3651	3.400	5
909	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO/ A 600	-	TF-144-B	TRANSFORMADOR TRIFASICO, POTENCIA: 45 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	8.300	0,3651	3.040	5
910	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO/REMOVIDO	-	TF-144-C	TRANSFORMADOR TRIFASICO, NATIVA N. NA0117A005 POTENCIA: 45 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
911	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	MEDIDOR DE NIVEL DE AGUA HS, MODELO HNSA-200, COMPRIMENTO 200 M.	5.400	0,1691	920	2
912	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	MEDIDOR DE FLUXO POR ULTRASSOM ISCO, MODELO 4210 ULTRASONIC FLOW METER, Nº 197A00031.	3.500	0,1691	600	2
913	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	PHMETRO/CONDUTIVIMETRO WTW, MODELO MULTILINE P3, Nº 81551192.	2.500	0,1691	430	2
914	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	PHMETRO/OXIMETRO WTW, MODELO MULTILINE P3, Nº 81553248.	2.400	0,1691	410	2
915	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 2900 SAMPLER, Nº 11082062.	34.700	0,1691	5.870	2
916	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 2900 SAMPLER, Nº 11082063.	34.700	0,1691	5.870	2
917	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 2900 SAMPLER.	34.700	0,1691	5.870	2
918	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 6700 SAMPLER, Nº 196C00127.	34.700	0,1691	5.870	2
919	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	COIFA EM ACO INOXIDAVEL, INCLUINDO SISTEMA DE EXAUSTAO, DIMENSOES 180X80 CM.	8.000	0,1691	1.360	2
920	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	ANALIZADOR DE GASES PHOTOVAC, MODELO 2020, Nº ED FP351.	5.000	0,1691	850	2
921	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	ANALIZADOR DE GASES PHOTOVAC, MODELO MICROFID I/S, Nº CZ F0308.	5.000	0,1691	850	2
922	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	MEDIDOR DE NIVEL ALTRONIC, COMPRIMENTO 100 M.	5.400	0,1691	920	2
923	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	CD-005	CONDUTIVIMETRO HACH, MODELO 4460.	840	0,1691	150	2
924	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	CD-006	CONDUTIVIMETRO METTLER, MODELO MC-126, Nº 202095M.	840	0,1691	150	2
925	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	CD-009	CONDUTIVIMETRO ORION, MODELO 135 A.	840	0,1691	150	2
926	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	CF-001	CAMARA FRIGORIFICA.	18.500	0,1724	3.190	2
927	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	CTC-TR-01	TRANSFORMADOR TRIFASICO, WEG N. POTENCIA: 500 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
928	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	LAB-TR-01	TRANSFORMADOR TRIFASICO, WEG N. 185451 POTENCIA: 75 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5
929	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	OX-001	OXIMETRO DIGITAL WTW, MODELO OXI196, NUMERO DE SERIE 23823191.	5.200	0,1691	880	2
930	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	OX-004	OXIMETRO YSI, MODELO 52.	5.200	0,1691	880	2
931	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	OX-006	OXIMETRO METTLER, MODELO MO 128, NUMERO DE SERIE 084599M.	5.200	0,1691	880	2
932	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	-	PH-014	PHMETRO METTLER TOLEDO, MODELO MP 120 NUMERO DE SERIE 104482M.	2.500	0,1691	430	2
933	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	AMOSTRA DE RECEPÇÃO	CL018	EXAUSTOR METALICO DUPLO 2000 MM 1000 MM 1000 MM	8.000	0,1361	1.090	1
934	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	AMOSTRA DE RECEPÇÃO	CL029	EXAUSTOR METALICO DUPLO 2000 MM 1000 MM 1000 MM	8.000	0,1361	1.090	1
935	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	AMOSTRA DE RECEPÇÃO	RE020	GELADEIRA INDUSTRIAL FAB: SANDINOX	6.000	0,1329	800	1
936	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	-	FLUORESCENCIA DE RAIO X FAB: SHIMADZU MODELO: XRF1800	600.000	0,6775	406.500	8
937	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	-	DESUMIDIFICADOR FAB: THERMOMATIC MODELO: DESIDRAT PLUS I	1.400	0,6775	950	8
938	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BA-002	BALANCA FAB: SHIMADZU MODELO: AUW220D	7.600	0,6775	5.150	8
939	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BB-LAB 11-01	BOMBA DE VACUO FAB: NETZSCH	2.300	0,6775	1.560	8
940	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BB-LAB 8-01	BOMBA VACUO FAB: PRISMATEC MODELO: 131-B	2.300	0,6775	1.560	8
941	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BB-LAB 8-02	BOMBA VACUO FAB: PRISMATEC MODELO: 131-B	2.300	0,6775	1.560	8
942	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BB-LAB 8-03	BOMBA VACUO FAB: PRISMATEC MODELO: 131-B	2.300	0,6775	1.560	8
943	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BT-LAB 8-01	BANHO TERMOSTATICO FAB: DELEO MODELO: BM-SOLO	1.900	0,6775	1.290	8
944	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BT-LAB 8-02	BANHO TERMOSTATICO FAB: DELEO MODELO: BM-SOLO	1.900	0,6775	1.290	8
945	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BT-LAB 8-03	BANHO TERMOSTATICO FAB: QUIMIS MODELO: Q218-2	1.900	0,6775	1.290	8
946	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BU-LAB 09-01	BALANCA DE UMIDADE FAB: KERN MODELO: MRS-CAT N 120-3	13.800	0,6775	9.350	8
947	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	CE-LAB 8-01	CENTRFUGA FAB: QUIMIS MODELO: Q-222TM	3.200	0,6130	1.970	7
948	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	CL-LAB 11-01	COIFA FAB: NETZSCH	8.000	0,6775	5.420	8
949	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	CL-LAB 8-01	CAPELA FAB: ENGETHERM	10.900	0,6775	7.390	8
950	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	CL-LAB 8-02	CAPELA FAB: ENGETHERM	10.900	0,6775	7.390	8
951	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	DM-LAB 11-01	DESUMIDIFICADOR FAB: THERMOMATIC MODELO: DESIDRAT PLUS	1.400	0,6775	950	8
952	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	DM-LAB 12-01	DESUMIDIFICADOR FAB: THERMOMATIC MODELO: DESIDRAT PLUS I	1.400	0,6775	950	8
953	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	DU-LAB 09-01	DUROMETRO FAB: BAREISS MODELO: HPE-A	12.300	0,6130	7.540	7

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
954	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	DX-LAB 12-01	DIFRATOMETRO DE RAIO X FAB: SHIMADZU MODELO: XRD 7000	422.400	0,6775	286.180	8
955	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	EM-LAB 09-01	ENTALHADOR FAB: CEAST MODELO: NOTCHVIS	20.600	0,6775	13.960	8
956	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	ES-LAB 8-01	ESTUFA FAB: NOVA ETICA MODELO: 402-3D	4.000	0,6775	2.710	8
957	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FA-LAB 8-01	FITA AQUECEDORA FAB: FISATOM MODELO: 5\2	2.800	0,6775	1.900	8
958	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FA-LAB 8-02	FITA AQUECEDORA FAB: FISATOM MODELO: 5\2	2.800	0,6775	1.900	8
959	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FF-LAB 8-01	FORNO MUFLA FAB: JUNG MODELO: 6946	5.200	0,6130	3.190	7
960	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FR-LAB 09-01	FRESA FAB: CEAST MODELO: MINICUTVIS 6877.000	96.300	0,6130	59.040	7
961	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FT-LAB 8-01	FORNO TUBULAR FAB: JUNG MODELO: 94013	4.000	0,6775	2.710	8
962	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FU-LAB 09-01	MAQUINA UNIVERSAL FAB: INSTRON MODELO: 3367 TABLE MOUNTED MATERIALS TERSTING SYSTEM	151.100	0,6130	92.630	7
963	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	HV-LAB 09-01	POLIMETRO HDT E VICAT FAB: CEAST MODELO: HDT3VICAT	123.700	0,6775	83.810	8
964	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	IR-LAB 11-01	ESPECTROFOTOMETRO DE INFRAVERMELHO FAB: BRUKER MODELO: VERTEX 70	268.000	0,6130	164.290	7
965	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MI-LAB 10-01	MICROSCOPIO FAB: OLYMPUS MODELO: BX 51	89.600	0,6775	60.710	8
966	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MQ-LAB 8-01	MANTA AQUECEDORA FAB: FISATOM MODELO: 52	2.800	0,6775	1.900	8
967	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MQ-LAB 8-02	MANTA AQUECEDORA FAB: FISATOM MODELO: 52	2.800	0,6775	1.900	8
968	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MQ-LAB 8-03	MANTA AQUECEDORA FAB: FISATOM MODELO: 22	2.800	0,6775	1.900	8
969	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MQ-LAB 8-04	MANTA AQUECEDORA FAB: FISATOM MODELO: 22	2.800	0,6775	1.900	8
970	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MT-LAB 09-01	MAQUINA DE IMPACTO FAB: CEAST MODELO: RESIL IMPACTOR II	85.100	0,6775	57.660	8
971	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PA-LAB 8-01	PLACA DE AQUECIMENTO COM AGITADOR MAGNETICO FAB: FISATOM MODELO: 752A	870	0,6775	590	8
972	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PA-LAB 8-02	PLACA DE AQUECIMENTO COM AGITADOR MAGNETICO FAB: FISATOM MODELO: 752A	870	0,6775	590	8
973	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PA-LAB 8-03	PLACA DE AQUECIMENTO COM AGITADOR MAGNETICO FAB: FISATOM MODELO: 752A	870	0,6775	590	8
974	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PA-LAB 8-04	PLACA DE AQUECIMENTO COM AGITADOR MAGNETICO FAB: FISATOM MODELO: 752A	870	0,6775	590	8
975	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PA-LAB 8-05	PLACA DE AQUECIMENTO COM AGITADOR MAGNETICO FAB: FISATOM MODELO: 752A	870	0,6775	590	8
976	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PE-LAB 8-01	PRENSA DE EMBUTIMENTO FAB: AROTEC MODELO: PRE40	20.100	0,6130	12.330	7
977	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PH-LAB 8-01	PHMETRO FAB: DIGIMED MODELO: DM-22	2.500	0,6775	1.700	8
978	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PH-LAB 8-02	PHMETRO FAB: DIGIMED MODELO: DM-22	2.500	0,6775	1.700	8
979	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PL-LAB 8-01	PLACA DE AQUECIMENTO FAB: FISATOM MODELO: 503	5.400	0,6775	3.660	8
980	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PL-LAB 8-02	PLACA DE AQUECIMENTO FAB: FISATOM MODELO: 503	5.400	0,6775	3.660	8
981	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PM-LAB 09-01	PLASTOMETRO FAB: CEAST MODELO: MELT FLOW QUICK INDEX	30.900	0,6775	20.940	8
982	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PR-LAB 11-01	PRENSA HIDRAULICA FAB: SPECAC	10.000	0,6130	6.130	7
983	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PT-LAB 8-01	POLITRIZ FAB: AROTEC MODELO: AROPOL 2V	4.100	0,6130	2.520	7
984	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	TB-LAB 11-01	TERMOBALANCA FAB: NETZSCH MODELO: STA 499 JUPTER	304.100	0,6775	206.030	8
985	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	COMPRESSOR PISTAO FAB: SHULZ MODELO: H25T -03	4.300	0,6775	2.920	8
986	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	EMPILHADEIRA FAB: LIND AG MODELO: H25T-03 250 KG	80.600	0,4730	38.130	5
987	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	MOINHO DE MANDIBULA FAB: AMEF MODELO: ABM 85X120	30.700	0,6775	20.800	8
988	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	MOINHO DE BOLAS FAB: AMEF MODELO: AVJ-2	59.500	0,6775	40.320	8
989	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	MOINHO DE PANELAS FAB: AMEF MODELO: AMP1-M	40.300	0,6775	27.310	8
990	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	MESA VIBRATORIA FAB: CONTENCO MODELO: I 3042-061	7.700	0,6775	5.220	8
991	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	FRESA DE DISCO FAB: AROTEC MODELO: COR-120	98.600	0,6775	66.810	8
992	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	SOQUETE AUTOMATICA FAB: CONTENCO MODELO: I 2004A	10.500	0,6775	7.120	8
993	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PLACA AQUECEDORA FAB: CONTENCO MODELO: I 4086	2.800	0,6775	1.900	8
994	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PENERADOR DE SOLIDOS FAB: BERTEL MODELO: 3506 02.10	3.900	0,6130	2.400	7
995	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	DUCTILOMETRO FAB: CONTENCO	17.000	0,6775	11.520	8
996	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	CENTRIFIGA MANUAL FAB: CONTENCO MODELO: I2009	3.200	0,6130	1.970	7
997	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PRENSA HIDRAULICA FAB: CAVER MODELO: CMG30H-12-ASTM-PX	251.100	0,6775	170.130	8
998	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	CALANDARA FAB: MECANOPLAST MODELO: C 400-31	109.300	0,6775	74.060	8
999	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	DESUMIDIFICADOR FAB: SER MODELO: RDA 200	1.400	0,6775	950	8
1000	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	MISTURADOR DE SOLIDOS FAB: TECBELT	29.200	0,6130	17.900	7
1001	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	ESTUFA FAB: PALLEY MODELO: E 122/A	4.000	0,6775	2.710	8
1002	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PELETIZADOR FAB: ADL	243.100	0,6775	164.710	8
1003	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BANHEIRA DE RESFRIAMENTO FAB: BGM	12.500	0,6775	8.470	8
1004	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	EXTRUSORA DUPLA ROSCA FAB: KRAUSSMAFFEI MODELO: ZE30R X 48D UTX	1.300.000	0,7780	1.011.400	12
1005	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BALANCA FAB: WELMY MODELO: W300	2.500	0,6775	1.700	8
1006	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	ESTUFA PARA ESTERILIZACAO FAB: BRASODONTO MODELO: 3	4.000	0,6775	2.710	8
1007	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	COMPRESSOR PISTAO FAB: CONTENCO MODELO: I 20 25	4.300	0,6775	2.920	8
1008	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	ARGAMASSADEIRA FAB: CONTENCO MODELO: I 30 10	15.900	0,6130	9.750	7
1009	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PRENSA MARSHALL FAB: CONTENCO MODELO: I 2000	10.300	0,6775	6.980	8
1010	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BANHO MARIA FAB: DELEO	1.800	0,6775	1.220	8
1011	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BOMBA DE VACUO FAB: PRISMATEC MODELO: 131B	2.300	0,6775	1.560	8
1012	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BANHO MARIA REDONDO FAB: QUIMIS MODELO: K218-2	1.800	0,6775	1.220	8
1013	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PLACA AQUECEDORA FAB: FISATOM MODELO: 752 A	2.800	0,6775	1.900	8
1014	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PLACA AQUECEDORA FAB: FISATOM MODELO: 503 A	2.800	0,6775	1.900	8

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1015	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BALANCA FAB: MARTE MODELO: MS 30K	4.200	0,6130	2.580	7
1016	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PHMETRO FAB: DIGIMED MODELO: DM-22	2.500	0,6775	1.700	8
1017	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	MJ-LAB 18-01	MINI INJETORA FAB: THERMO HAAKE MODELO: MINIJET 2	163.800	0,6775	110.980	8
1018	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	PH-LAB 18-01	PHMETRO FAB: DIGIMED MODELO: DM-22	2.500	0,6775	1.700	8
1019	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	XP-LAB 18-01	EXTRUSORA MONO ROSCA FAB: THERMO HAAKE MODELO: POLYLAB QC	50.800	0,7780	39.530	12
1020	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	-	BOMBA DE VACUO MODELO: 131 2,2M³/H	2.300	0,1361	320	1
1021	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	-	CONCETRADOR CRYOGENIC FAB: NUTECH N/S: JK2002	147.700	0,1361	20.110	1
1022	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CL005	CAPELA DE FLUXO LAMINAR FAB: VECCO 1000 MM 600 MM 600 MM	10.900	0,1361	1.490	1
1023	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CL006	CAPELA DE FLUXO LAMINAR FAB: VECCO 1000 MM 600 MM 600 MM	10.900	0,1361	1.490	1
1024	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CL016	EXAUSTOR DUPLO 2000 MM 1000 MM 1000 MM	9.400	0,1361	1.280	1
1025	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR001	CROMATOGRAFO A GAS FAB: HP/VAN DEN MODELO: 5890	138.900	0,1361	18.910	1
1026	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR002	CROMATOGRAFO A GAS FAB: HP/VAN DEN MODELO: 5890 SERIE II	138.900	0,1361	18.910	1
1027	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR003	CROMATOGRAFO A GAS FAB: HP MODELO: 6890SERIEGCSYSTEM N/S: 3114A0253	138.900	0,1361	18.910	1
1028	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR004	CROMATOGRAFO A GAS FAB: HP MODELO: G1530	138.900	0,1361	18.910	1
1029	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR006	CROMATOGRAFO A GAS FAB: AGILENT MODELO: 5973NETWORK	138.900	0,1361	18.910	1
1030	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR008	CROMATOGRAFO A GAS FAB: THERMO FINNIGAN MODELO: TRACE GC	138.900	0,1361	18.910	1
1031	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR009	CROMATOGRAFO A GAS FAB: THERMO FINNIGAN MODELO: TRACE GC	138.900	0,1361	18.910	1
1032	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR010	CROMATOGRAFO LIQUIDO FAB: DIONEX MODELO: ICS1000ION	270.200	0,6775	183.070	8
1033	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR011	CROMATOGRAFO LIQUIDO FAB: DIONEX	270.200	0,6130	165.640	7
1034	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR012	CROMATOGRAFO A GAS FAB: VARIAN MODELO: 431 GC	138.900	0,1361	18.910	1
1035	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	US004	SISTEMA DE LIMPEZA POR ULTRA SOM FAB: LIMP SONIC MODELO: LS4,7DA2/X	3.200	0,6775	2.170	8
1036	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	AL-001	AMOSTRADOR ISOCINETICO FAB: ENERGETICA MODELO: CPP-0081	71.100	0,1361	9.680	1
1037	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	AL-002	AMOSTRADOR ISOCINETICO FAB: ENERGETICA MODELO: CPP0050	71.100	0,1361	9.680	1
1038	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	AU-002	AUTOCLAVE FAB: FABBE MODELO: 103	13.300	0,1724	2.300	2
1039	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	AU-003	AUTOCLAVE FAB: FABBE MODELO: 103	13.300	0,1361	1.820	1
1040	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-004	BALANCA DE PRECISAO FAB: METTLER MODELO: AE 260 N/S: J46731	5.200	0,1724	900	2
1041	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-005	BALANCA DE PRECISAO FAB: MICRONAL MODELO: B6000 N/S: 14/24	3.600	0,1276	460	1
1042	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-006	BALANCA DE PRECISAO FAB: METTLER MODELO: AE200 N/S: K15159	12.600	0,1276	1.610	1
1043	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-007	BALANCA DE PRECISAO FAB: OHAUS MODELO: GT4100 N/S: 7748	3.700	0,1724	640	2
1044	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-008	BALANCA DE PRECISAO FAB: OHAUS MODELO: AS200S N/S: 3028.XT	5.200	0,1724	900	2
1045	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-009	BALANCA DE PRECISAO FAB: OHAUS MODELO: TP4KD N/S: 4030	5.200	0,1724	900	2
1046	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-011	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: AC-121S N/S: 80705273	13.300	0,1276	1.700	1
1047	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-012	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-211D N/S: 13305244	39.700	0,1301	5.170	1
1048	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-013	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-211D N/S: 13304770	39.700	0,1301	5.170	1
1049	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-014	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-211D N/S: 13304771	39.700	0,1301	5.170	1
1050	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-015	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-3100S N/S: 13304500	11.600	0,1301	1.510	1
1051	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-016	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-310S N/S: 13304519	11.400	0,1301	1.490	1
1052	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-017	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-310S N/S: 13304520	11.400	0,1301	1.490	1
1053	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-018	BALANCA DE PRECISAO FAB: OHAUS MODELO: MB-45 N/S: 1126341910	14.200	0,1301	1.850	1
1054	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-020	BALANCA DE PRECISAO FAB: DENVER MODELO: APX-200 N/S: A24028007	5.200	0,1301	680	1
1055	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	BA-021	BALANCA DE PRECISAO FAB: DENVER MODELO: APX-200 N/S: 8411	5.200	0,1301	680	1
1056	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	CD-006	CONDUTIVIMETRO FAB: METTLER MODELO: MC126 N/S: 1373	840	0,1691	150	2
1057	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	CD-007	CONDUTIVIMETRO FAB: METTLER MODELO: MC225 N/S: 58700	840	0,1724	150	2
1058	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	CD-011	CONDUTIVIMETRO FAB: WTW MODELO: INOLABCONDLEVEL1 N/S: 132004	840	0,1301	110	1
1059	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	CD-012	CONDUTIVIMETRO FAB: WTW MODELO: INOLABCONDLEVEL2 N/S: 1330003	840	0,1301	110	1
1060	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	CD-013	CONDUTIVIMETRO FAB: WTW MODELO: INOLABCONDLEVEL3	840	0,1301	110	1
1061	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	CL-001	CAPELA DE FLUXO LAMINAR FAB: VECCO MODELO: VLFS-09 N/S: FL921	10.900	0,1724	1.880	2
1062	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	CL-002	CAPELA DE FLUXO LAMINAR FAB: VECCO MODELO: VLFS-12 N/S: FL8042	10.900	0,1724	1.880	2
1063	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	EF-001	ESPECTROFOTOMETRO FAB: MICRONAL MODELO: B280 N/S: 003/19	8.200	0,1724	1.420	2
1064	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	EF-002	ESPECTROFOTOMETRO FAB: HACH MODELO: DR 2000 N/S: 941100032184	22.700	0,1724	3.920	2
1065	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	EF-005	ESPECTROFOTOMETRO FAB: HACH MODELO: DR 2000 N/S: 960900040488	22.700	0,1301	2.960	1
1066	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	EF-007	ESPECTROFOTOMETRO FAB: VARIAN MODELO: CARY 50 PROBE N/S: EL 00013045	22.700	0,1724	3.920	2
1067	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	EF-008	ESPECTROFOTOMETRO FAB: SPECTRO MODELO: CIROS CDD N/S: 11772/00	268.000	0,1724	46.210	2
1068	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	EF-010	FOTOMETRO FAB: WTW	103.600	0,1301	13.480	1
1069	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	EF-011	ESPECTROFOTOMETRO FAB: VARIAN MODELO: AA240FS N/S: EL04123105	268.000	0,1301	34.870	1
1070	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	FM-003	MICROONDAS (DIGESTOR DE AMOSTRAS) FAB: CEM MODELO: MD3793 N/S: MARS-XPRESS	35.600	0,1301	4.640	1
1071	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	OX-0013	OXIMETRO FAB: HACH MODELO: HQ30D N/S: 70900012367	5.200	0,1301	680	1
1072	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	OX-0018	OXIMETRO FAB: HACH MODELO: HQ30D	5.200	0,1301	680	1
1073	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	OX-003	OXIMETRO FAB: YSY MODELO: 50B N/S: 96H1023AL	5.200	0,1301	680	1
1074	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	OX-008	OXIMETRO FAB: WTW MODELO: OXI-LEVEL2 N/S: 70012	5.200	0,1301	680	1
1075	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	OX-009	OXIMETRO FAB: WTW MODELO: OXI-LEVEL2 N/S: 340015	5.200	0,1301	680	1
1076	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-001	PH-METRO FAB: DIGIMED MODELO: DM 20 N/S: 12537	2.500	0,1724	440	2
1077	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-003	PH-METRO FAB: MICRONAL MODELO: B374 N/S: 29\93	2.500	0,1724	440	2

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1078	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-004	PH-METRO FAB: METTLER MODELO: 320 N/S: MO 8721	5.300	0,1301	690	1
1079	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-005	PH-METRO FAB: METTLER MODELO: 320 N/S: MO 8729	5.300	0,1724	920	2
1080	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-010	PH-METRO FAB: METTLER MODELO: 355 N/S: MI204	5.300	0,1276	680	1
1081	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-011	PH-METRO FAB: METTLER MODELO: MP220 N/S: 079802M	5.300	0,1276	680	1
1082	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-017	PH-METRO FAB: WTW MODELO: INOLAB PH LEVEL1 N/S: 510081	2.500	0,1301	330	1
1083	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-018	PH-METRO FAB: WTW MODELO: INOLAB PH LEVEL1 N/S: 1230018	2.500	0,1301	330	1
1084	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	PH-031	PH-METRO FAB: METROHM MODELO: 824 N/S: 1827001018179	4.000	0,1301	530	1
1085	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇ	UD-001	UNIDADE DESCONTAMINACAO MODELO: UD-600 N/S: FL-08045	8.800	0,1724	1.520	2
1086	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	-	BLOCO DE MANTA AQUECEDORA COM 6 UNIDADES FAB: FISATOM MODELO: 22\6	3.500	0,1361	480	1
1087	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	-	GELADEIRA INDUSTRIAL	6.000	0,1361	820	1
1088	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	CL007	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1089	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	CL008	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1090	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	CL009	EXAUSTOR METALICO 1000 MM 1000 MM 1000 MM	7.900	0,1361	1.080	1
1091	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	CL030	EXAUSTOR METALICO 2000 MM 1000 MM 1000 MM	9.400	0,1361	1.280	1
1092	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE	CL035	CAPELA DE FLUXO LAMINAR FAB: PERMUTION 2000 MM 1000 MM 1500 MM	10.900	0,1361	1.490	1
1093	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	BANHO MARIA FAB: QUIMIS MODELO: Q334-18	1.800	0,1361	250	1
1094	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	CHAPA AQUECEDORA FAB: TECNAL MODELO: TE038	2.800	0,1361	390	1
1095	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	CHAPA AQUECEDORA FAB: TECNAL MODELO: TE038	2.800	0,1361	390	1
1096	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	BOMBA DE VACUO FAB: PRISMATEC 2,2M³/H	2.300	0,1361	320	1
1097	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	ESPECTROFOTOMETRO FAB: MERCK MODELO: SPECTROQUANT 60	33.500	0,1361	4.560	1
1098	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	DESTILADOR PARA CIANETO FAB: MARCONI MODELO: 8 UNIDADES	7.300	0,1361	1.000	1
1099	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	PLACA DE AQUECIMENTO PARA NITROGENIO FAB: QUIMIS MODELO: Q328-26B	5.400	0,1361	740	1
1100	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	EXAUSTOR DUPLO MATERIAL INOX 2000 MM 1000 MM 1000 MM	9.400	0,1361	1.280	1
1101	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	BOMBA DE VACUO FAB: PRISMATEC 2,2M³/H	2.300	0,1361	320	1
1102	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	PLACA DE AQUECIMENTO FAB: TECNAL MODELO: TE188	7.400	0,1361	1.010	1
1103	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	PLACA DE AQUECIMENTO FAB: TECNAL MODELO: TE188	7.400	0,1361	1.010	1
1104	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL010	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1105	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL011	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1106	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL012	CAPELA DE FLUXO LAMINAR FAB: VECCO 1000 MM 1000 MM 1000 MM	10.900	0,1361	1.490	1
1107	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL013	CAPELA DE FLUXO LAMINAR FAB: VECCO 2000 MM 1000 MM 1000 MM	10.900	0,1361	1.490	1
1108	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL014	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1109	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL015	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1110	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL031	BOMBA DE VACUO FAB: PRISMATEC 2,2M³/H	2.300	0,1361	320	1
1111	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL036	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1112	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	DI003	DIGESTOR FAB: HACH MODELO: DRB200	4.900	0,1361	670	1
1113	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	DI004	DIGESTOR FAB: HACH MODELO: DQO	4.900	0,1361	670	1
1114	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	DI005	DIGESTOR FAB: WTW MODELO: RC2200	4.900	0,1361	670	1
1115	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	DI006	DIGESTOR FAB: WTW MODELO: RC2200	4.900	0,1361	670	1
1116	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	DI008	DIGESTOR FAB: HACH MODELO: DRB200	4.900	0,1361	670	1
1117	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ES001	ESTUFA DE SECAGEM FAB: FANEM MODELO: 315SE	10.300	0,1361	1.410	1
1118	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ES007	ESTUFA DE SECAGEM FAB: FANEM MODELO: 315SE	10.300	0,1361	1.410	1
1119	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ES014	ESTUFA DE CULTURA FAB: FANEM MODELO: ORION 502	4.000	0,1361	550	1
1120	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ES015	ESTUFA DE SECAGEM FAB: QUIMIS	4.000	0,1361	550	1
1121	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ID004	INCUBADORA FAB: TECNAL MODELO: TE390	5.500	0,1361	750	1
1122	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ID006	INCUBADORA FAB: TECNAL MODELO: TE390	5.500	0,1361	750	1
1123	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ID008	INCUBADORA FAB: TECNAL MODELO: TE390	5.500	0,1361	750	1
1124	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	MA002	MESA AGITADORA FAB: TECNAL MODELO: TE140	7.700	0,1361	1.050	1
1125	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	RE005	GELADEIRA INDUSTRIAL FAB: SANDRIX MODELO: 4 PORTAS MATERIAL INOX	6.000	0,1361	820	1
1126	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	RE018	GELADEIRA INDUSTRIAL FAB: SANDRIX MODELO: 4 PORTAS MATERIAL INOX	6.000	0,1361	820	1
1127	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	RE019	GELADEIRA INDUSTRIAL FAB: SANDRIX MODELO: 4 PORTAS MATERIAL INOX	6.000	0,1361	820	1
1128	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	RE021	GELADEIRA INDUSTRIAL FAB: SANDRIX MODELO: 4 PORTAS MATERIAL INOX 1500 MM 1800 MM	6.000	0,1361	820	1
1129	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	TR001	AGITADOR FAB: MILLIPORE	7.700	0,1361	1.050	1
1130	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	TR002	AGITADOR FAB: MILLIPORE	7.700	0,1361	1.050	1
1131	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	AGITADOR/AQUECEDOR FANEM, MODELO 258.	7.400	0,1691	1.260	2
1132	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	AUTOMET DATA LOGGER MET ONE, MODELO 466 A, Nº W4715.	29.800	0,1691	5.040	2
1133	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	AUTOMET DATA LOGGER MET ONE, MODELO 466 A, Nº W4716.	29.800	0,1691	5.040	2
1134	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	AUTOMET DATA LOGGER MET ONE, MODELO 466 A, Nº W4721.	29.800	0,1691	5.040	2
1135	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	CALIBRADOR DE FLUXO SKC, MODELO ACCUFLOW, Nº 303087.	3.800	0,1691	650	2
1136	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	CALIBRADOR DE UMIDADE VAISALA, MODELO HMK11, Nº R4840012.	5.600	0,1691	950	2
1137	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	CALIBRADOR ELETRONICO MET ONE, MODELO 045B, Nº U3664.	3.800	0,1691	650	2
1138	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	CARREGADOR DE BATERIAS SKC, MODELO MASTER CHARGER, Nº 7-157-17.	360	0,1691	70	2
1139	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	KIT PARA CALIBRACAO GENERAL METAL WORKS, MODELO HI-VOL.	3.800	0,1691	650	2
1140	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	MEDIDOR DE FLUXO J&W SCIENTIFIC, MODELO ADM 3000, Nº 4000493.	3.500	0,1691	600	2
1141	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	MULIMETRO DIGITAL FLUKE, MODELO 8060 A, Nº 6640042.	750	0,1691	130	2

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1142	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	PLACA SOLAR PARA CARREGAR A CAIXA DE BATERIAS DO DATA LOGGER SOLAREX, MODELO MSX 10, Nº FE98B051004862.	11.600	0,1691	1.970	2
1143	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	OSCILOSCOPIO KENWOOD, MODELO CS 4025, Nº 2120812.	1.800	0,1301	240	1
1144	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	MULTI CALIBRADOR FIXO FAB: ENVIRONMENT MODELO: 101	3.700	0,1361	510	1
1145	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	MULTI CALIBRADOR PORTATIL FAB: ENVIRONMENT MODELO: VE3M	3.700	0,1361	510	1
1146	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	DESSECADOR DE FILTRO FAB: ENERGETICA MODELO: DESSEC1	2.800	0,1361	390	1
1147	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	CALIBRADOR PADRAO DE VAZAO FAB: ENERGETICA MODELO: CPV0313	2.500	0,1361	350	1
1148	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	CALIBRADOR PADRAO DE VAZAO FAB: ENERGETICA MODELO: CPVR98	2.500	0,1361	350	1
1149	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	MEDIDOR DE FLUXO DIGITAL FAB: AGILENT MODELO: ADM1000	3.500	0,1361	480	1
1150	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	MEDIDOR DE FLUXO DIGITAL FAB: AGILENT MODELO: ADM3000	3.500	0,1361	480	1
1151	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	BOMBA DE VACUO FAB: SKC MODELO: 224-PCXR8	2.300	0,1361	320	1
1152	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	BOMBA DE VACUO FAB: SKC MODELO: 224-PCXR8	2.300	0,1361	320	1
1153	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	BOMBA DE VACUO FAB: SKC MODELO: 224-PCXR8	2.300	0,1361	320	1
1154	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	BOMBA ULTRA VACUO FAB: DRYTEL MODELO: 31	2.300	0,1361	320	1
1155	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	OSCILOSCOPIO 20MHZ FAB: KENWOOD MODELO: CS4025	1.800	0,1361	250	1
1156	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	AI-LAB3-01	GERADOR E INDICADOR DE PADRAO ENVIRONMENT S.A., MODELO VE 3M, Nº 250.	38.500	0,1691	6.520	2
1157	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	AI-LAB3-02	GERADOR E INDICADOR DE PADRAO ENVIRONMENT S.A., MODELO MGC 101, TIPO S 100, Nº 1874.	38.500	0,1691	6.520	2
1158	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	AI-LAB3-01	GERADOR DE AR ZERO INSAT, MODELO JPAG 1001, Nº 270085.	11.600	0,1691	1.970	2
1159	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	BV-LAB3-01	BOMBA DE ULTRA VACUO ALCATEL, MODELO DRYTEL 31, Nº D3722.	32.900	0,1691	5.570	2
1160	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1161	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1162	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1163	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1164	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1165	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1166	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1167	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1168	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1169	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1170	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1171	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1172	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1173	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1174	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1175	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1176	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1177	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1178	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1179	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1180	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1181	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1182	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1183	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1184	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1185	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1186	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DG-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1187	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DG-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1188	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DG-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1189	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DG-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1190	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DG-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1191	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DG-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1192	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DG-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1193	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DG-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1194	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DG-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1195	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1196	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1197	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1198	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1199	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1200	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1201	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1202	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1203	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1204	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1205	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1206	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DM-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1207	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1208	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1209	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1210	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1211	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1212	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1213	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1214	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1215	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1216	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1217	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1218	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1219	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-13	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1 LITRO.	6.900	0,1724	1.190	2
1220	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	DP-13	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1 LITRO.	6.900	0,1724	1.190	2
1221	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	D-	SENSOR DE DIRECAO DO VENTO.	7.500	0,1301	980	1
1222	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	D-	SENSOR DE DIRECAO DO VENTO.	7.500	0,1301	980	1
1223	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	D-	SENSOR DE DIRECAO DO VENTO.	7.500	0,1301	980	1
1224	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	D-	SENSOR DE RADIACAO SOLAR.	2.000	0,1301	270	1
1225	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE	D-	SENSOR DE TEMPERATURA/UNIDADE.	140	0,1301	20	1

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1226	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE TEMPERATURA/UNIDADE.	140	0,1301	20	1
1227	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE TEMPERATURA/UNIDADE.	140	0,1301	20	1
1228	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE TEMPERATURA/UNIDADE.	140	0,1301	20	1
1229	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE TEMPERATURA/UNIDADE.	140	0,1301	20	1
1230	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE VELOCIDADE DO VENTO.	5.300	0,1301	690	1
1231	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	-	SENSOR DE VELOCIDADE DO VENTO.	5.300	0,1301	690	1
1232	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	SV-LAB3-01	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 119342CS.	4.000	0,1724	690	2
1233	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	SV-LAB3-02	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 119344CS.	4.000	0,1724	690	2
1234	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	SV-LAB3-03	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 119343CS.	4.000	0,1724	690	2
1235	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	SV-LAB3-04	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 119341CS.	4.000	0,1724	690	2
1236	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	SV-LAB3-05	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 0795159CS.	4.000	0,1724	690	2
1237	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	SV-LAB3-06	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 0795160CS.	4.000	0,1724	690	2
1238	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	SV-LAB3-07	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 0795157CS.	4.000	0,1724	690	2
1239	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	SV-LAB3-08	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 0795158CS.	4.000	0,1724	690	2
1240	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	US-001	BANHO MARIA POR ULTRASSOM THORNTON, MODELO T14 COM TIMER, Nº 97174.	1.800	0,1691	310	2
1241	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE D	X-LAB3-01	LIMPADOR AUTOMATICO DE CANISTERS ENVIRONMENTAL SUPPY, MODELO CS501 CAN CLEANER.	68.100	0,1691	11.520	2
1242	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	MAQUINA DE GELO FAB: EVEREST	5.600	0,1301	730	1
1243	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	ENCUBADORA DE AMOSTRA FAB: TECNAL MODELO: TE-391	5.500	0,1301	720	1
1244	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	CENTRIFUGA DE TUBOS FAB: FANEM MODELO: 206MP	4.600	0,1301	600	1
1245	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	CAPELA DE FLUXO LAMINAR FAB: VECCO 1000 MM 600 MM 1000 MM	10.900	0,1301	1.420	1
1246	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	AUTOCLAVE VERTICAL FAB: PHOENIX MODELO: AV 75	9.300	0,1301	1.210	1
1247	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	AUTOCLAVE VERTICAL FAB: FABBE MODELO: 103	13.300	0,1301	1.740	1
1248	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	AUTOCLAVE VERTICAL FAB: FANEM MODELO: 415	10.700	0,1301	1.400	1
1249	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	CL003	CHAPA AQUECEDORA FAB: FISATOM MODELO: 752A	2.800	0,1301	370	1
1250	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	EGC-50	MAQUINA DE GELO FAB: EVEREST	5.600	0,1301	730	1
1251	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	ES005	ESTUFA DE SECAGEM FAB: FANEM MODELO: 002CB	4.000	0,1301	530	1
1252	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	ES006	ESTUFA DE SECAGEM FAB: FANEM MODELO: 002CB	4.000	0,1301	530	1
1253	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	ES012	ESTUFA DE SECAGEM FAB: FANEM MODELO: ORION 515	4.000	0,1301	530	1
1254	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	PL	CHAPA AQUECEDORA FAB: TECNAL MODELO: TE-038	2.800	0,1301	370	1
1255	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	-	CHAPA AQUECEDORA FAB: JUNG	2.800	0,1361	390	1
1256	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	-	CHAPA AQUECEDORA FAB: JUNG	2.800	0,1361	390	1
1257	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	-	MICROONDAS DIGESTOR FAB: CEM MODELO: WAS7000	35.600	0,1361	4.850	1
1258	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	-	NO-BREAK 10KVA FAB: PERFECTION MODELO: CM	15.800	0,1361	2.160	1
1259	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	CL004	CAPELA DE FLUXO LAMINAR FAB: VECCO 1500 MM 600 MM 1500 MM	10.900	0,1361	1.490	1
1260	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO	MO002	MICROONDAS DIGESTOR FAB: AMEF MODELO: AMP1-M	35.600	0,5449	19.400	6
1261	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	-	FORNO MICROONDAS FAB: CEM MODELO: WAS7000	35.600	0,1361	4.850	1
1262	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	-	CHAPA AQUECEDORA FAB: TECNAL MODELO: TE038	2.800	0,1361	390	1
1263	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	-	BOMBA DE VACUO FAB: PRISMATEC 2,2M³/H	2.300	0,1361	320	1
1264	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	-	ESTUFA DE SECAGEM DE MATERIAIS FAB: NOVA ETICA	4.000	0,6775	2.710	8
1265	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	BT005	BANHO MARIA FAB: TECNAL MODELO: TE056	3.200	0,1361	440	1
1266	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	CL-021	CAPELA FAB: VIDY DIM: 1,5 X 0,7 X 1 M	7.300	0,6775	4.950	8
1267	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	CL026	EXAUSTOR DUPLO 2000 MM 1000 MM 1000 MM	9.400	0,1361	1.280	1
1268	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	CL038	CAPELA DE FLUXO LAMINAR FAB: VECCO 1500 MM 1000 MM 1000 MM	10.900	0,1361	1.490	1
1269	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	DG002	MAQUINA DE GELO FAB: EVEREST MODELO: EGC50	5.600	0,1361	770	1
1270	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	ES-009	ESTUFA DE SECAGEM DE MATERIAIS FAB: FANEM, MOD: 315 SE	10.300	0,6775	6.980	8
1271	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	PF001	CHAPA DE AQUECIMENTO FAB: ELCAR MAQUINA LTDA MODELO: 60 CICLOS	9.300	0,1361	1.270	1
1272	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇ	VI001	VISCOSIMETRO FAB: BROOK FIELD MODELO: LVT	9.500	0,1361	1.300	1
1273	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	NO BREAK FAB: DOMINION MODELO: DON 18000	29.600	0,1301	3.860	1
1274	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	NO BREAK FAB: THOR MODELO: BATERIA V	47.600	0,6775	32.250	8
1275	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	NO BREAK FAB: THOR MODELO: BATERIA V	47.600	0,6775	32.250	8
1276	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	NO BREAK FAB: THOR MODELO: BATERIA V	47.600	0,6775	32.250	8
1277	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	NO BREAK FAB: THOR MODELO: BATERIA V	47.600	0,6775	32.250	8
1278	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	AM002	ANALISADOR DE MERCURIO MODELO: DMA80	138.300	0,6130	84.780	7
1279	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	CL034	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1280	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	-	DESTILADOR DE AMONIA FAB: QUIMIS MODELO: Q308.26	6.500	0,1361	890	1
1281	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	-	DESTILADOR DE AMONIA FAB: QUIMIS MODELO: Q308.26	6.500	0,1361	890	1
1282	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	CL032	EXAUSTOR DUPLO MATERIAL INOX 3000 MM 1000 MM 1000 MM	8.000	0,1361	1.090	1
1283	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	CL033	EXAUSTOR DUPLO MATERIAL INOX 3000 MM 1000 MM 1000 MM	8.000	0,1361	1.090	1
1284	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	ES010	ESTUFA DE SECAGEM FAB: QUIMIS MODELO: Q317B222	2.500	0,1361	350	1

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1285	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	ES013	ESTUFA DE SECAGEM FAB: FANEM MODELO: ORION515	4.000	0,1361	550	1
1286	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	FM002	MICROONDAS DIGESTOR FAB: PROVECTO ANALITICA MODELO: DGT100PLUS	63.400	0,1361	8.630	1
1287	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLO	-	MESA AGITADORA FAB: TECNAL MODELO: TE140 N/S: 99151	7.700	0,1301	1.010	1
1288	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLO	-	ANALISADOR MICROTOX FAB: AZUR ENVIRONMENTAL MODELO: 500	104.600	0,1301	13.610	1
1289	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLO	CG001	CAMARA DE GERMINACAO FAB: TECNAL MODELO: TE401	6.800	0,1301	890	1
1290	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLO	CG002	CAMARA DE GERMINACAO FAB: TECNAL MODELO: TE401	6.800	0,1301	890	1
1291	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLO	CG003	CAMARA DE GERMINACAO FAB: TECNAL MODELO: TE401	6.800	0,6130	4.170	7
1292	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLO	MA003	AGITADOR FAB: NOVA ETICA MODELO: 109 N/S: 12391\08	7.700	0,1301	1.010	1
1293	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOG	-	ENCUBADORA DE AMOSTRA FAB: TECNAL MODELO: TE-391	5.500	0,1301	720	1
1294	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOG	-	ENCUBADORA DE AMOSTRA FAB: TECNAL MODELO: TE-391	5.500	0,1301	720	1
1295	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOG	-	BOMBA DE VACUO FAB: ABM VACUM BRAND 2,2M³/H	2.300	0,1301	300	1
1296	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOG	-	CHAPA AQUECEDORA FAB: FISATOM MODELO: 752A	2.800	0,1301	370	1
1297	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOG	-	FIRE BOY FAB: INTEGRA BIOSCIENTES	3.300	0,1301	430	1
1298	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOG	BT009	BANHO MARIA FAB: QUIMIS MODELO: Q215 D2	1.800	0,1301	240	1
1299	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOG	CC002	CONTADOR DE COLONIAS FAB: PHOENIX MODELO: CP600	2.100	0,1301	280	1
1300	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOG	MI003	MICROSCOPIO FAB: NIKON MODELO: ECLIPSE E 100 N/S: 8338007	6.700	0,1301	880	1
1301	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	PRAPARAÇÃO DE AMOSTRA	-	BOMBA DE VACUO FAB: PRISMATEC MODELO: 1032B 3,5M³/H	2.400	0,1361	330	1
1302	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	PRAPARAÇÃO DE AMOSTRA	-	TURBO A VAP FAB: ZYMARK MODELO: II CONCENTRATION WORKSATION	19.200	0,1361	2.620	1
1303	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	PRAPARAÇÃO DE AMOSTRA	-	AGITADOR AUTOMATICO FAB: SHAKER 3D MODELO: GLAS-COL	7.700	0,1361	1.050	1
1304	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO	SALA DE LAVAGEM	RE022	GELADEIRA INDUSTRIAL FAB: SANDINOX	6.000	0,1329	800	1
1305	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			ESPECTOFOTOMETRO; FAB: SPECTRO; MOD: FME	268.000	0,7387	197.980	9
1306	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			IONS; FAB: METRHOM; MOD: 881; COM MODULO COMPACT ICPRO	43.000	0,7387	31.770	9
1307	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			CROMATOGRAFO GASOSO; FAB: BRUKER; MOD: SCION SQ 450GC	180.600	0,7387	133.410	9
1308	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			CROMATOGRAFO GASOSO; FAB: BRUKER	424.300	0,7387	313.440	9
1309	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			PRE-CONCENTRADOR; FAB: NUTECH; MOD: 8900DS	147.700	0,7387	109.110	9
1310	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			TURBOVAP; FAB: BIOTAGE; MOD: TURBOVAP II	45.300	0,7387	33.470	9
1311	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			TURBIDIMETRO; FAB: QUIMIS; MOD: Q297P	5.100	0,7387	3.770	9
1312	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			CALORIMETRO 6200 - SISTEMA EXP	120.500	0,8517	102.630	11
1313	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			CALORIMETRO 6200	120.500	0,8517	102.630	11
1314	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			TITULADOR, FAB: KARL FISCHER/METLER; MOD: V20	21.500	0,8517	18.320	11
1315	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			FORNO INDUSTRIAL P/LABORATORIO (2 UNID)	13.700	0,8517	11.670	11
1316	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			ESPECTROFOTOMETRO UV-VISIVEL; FAB: PHARO; MOD: 300	10.400	0,7967	8.290	10
1317	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			ESPECTROFOTOMETRO UV-VISIVEL; FAB: PHARO; MOD: 300	10.400	0,7967	8.290	10
1318	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			ESPECTROFOTOMETRO UV-VISIVEL; FAB: PHARO; MOD: 300	10.400	0,8517	8.860	11
1319	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			MILLI-Q - SISTEMA DE PURIFICACAO DE AGUA	8.800	0,8517	7.500	11
1320	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			FORNO DE RESISTENCIA ELÉTRICA	17.100	0,8517	14.570	11
1321	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			CENTRIFUGA; FAB: QUIMIS; MOD: Q222T216	4.900	0,7387	3.620	9
1322	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LABORATÓRIO			MICROSCOPIO; FAB: NIKON; MOD: E100	6.700	0,7387	4.950	9
1323	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO			SECADOR DE AR; FAB: ATLAS COPCO; MOD: FX16	67.900	0,7387	50.160	9
1324	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO			COMPRESSOR DE AR; FAB: ATLAS COPCO; MOD: GA22VSDFF	98.300	0,7387	72.620	9
1325	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	INCINERAÇÃO	LABORATORIO		CALORIMETRO; FAB: PARN; MOD: 620016510	134.900	0,7387	99.660	9
1326	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PLANTA PILOTO			PLANTA PILOTO COMPOSTA POR: CONTAINER - PLANTA PILOTO | REATOR - SISTEMA BIOLOGICO | REATOR - SISTEMA MBBR | REATOR - SISTEMA MICROFILTRACAO EP | REATOR - UASB | BOMBA PERISTALTICA | BOMBA VACUO | BOMBA CENTRIFUGA | BOMBA DOSADORA | PAINEL ELETRICO DE FORCA E SINAL | VALVULA DE RETENCAO | VALVULA ESFERA | VALVULA CONTROLADORA DE PRESSAO | VALVULA SOLENOIDE | MANOMETROS | MALHA DE VAZAO | MALHA DE ANALISADORES | MALHA DE NIVEL | CHAVES | PERIFERICOS (TUBOS E CONEXOES)	327.300	0,7387	241.780	9
1327	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PLANTA PILOTO			PLANTA PILOTO COMPOSTA POR: CONTAINER II - PLANTA PILOTO | REATOR TRATAMENTO FISICO-QUIMICO | SISTEMA DE MICROFILTRACAO | FILTRO DE AREIA | FILTRO DE CARVAO | ABRANDADOR | TORRE DESCARBONADORA | SISTEMA ILTRAVIOLETA | SISTEMA OZONIO | ULTRAFILTRACAO KOCH | SISTEMA DE OSMOSE REVERSA | SISTEMA RETROLAVAGEM FA/FAP/FC | SISTEMA REGENERACAO ABRANDADOR | BOMBAS PERISTAUTICAS | BOMBAS CENTRIFUGAS | PAINEL ELETRICO DE FORCA E SINAL | BOMBA DE VACUO | VALVULAS DE RETENCAO | VALVULA CONTROLADORA DE PRESSAO | VALVULAS DE ESFERA | VALVULAS SOLENOIDES | MANOMETROS | MALHA DE ANALISADORES | BOMBA DOSADORA | PERIFIERICOS | FILTRO DE AREIA POLARIZADA	458.700	0,7387	338.850	9
1328	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ÁREA DE REUSO			SISTEMA DE FLOTAÇÃO; COMPOSTO POR: FLOTADOR DE AR DISSOLVIDO; TUBO DISSOLVEDOR DE AR; CJ PARA CAPTAÇAO FLUTUANTE; TANQUES; COMPRESSORES E INSTALAÇÕES	13.360.000	0,8479	11.327.950	15
1329	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LCRU - ELEVATÓRIA DE LODO CRU	-	LCRU-BB-01	BOMBA CENTRIFUGA WORTHINGTON, MODELO 4DBE-104, Nº 92248.02.02, ACIONADA POR MOTOR WEG DE 20 CV.	19.800	0,1724	3.420	2
1330	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	LCRU - ELEVATÓRIA DE LODO CRU	-	LCRU-BB-02	BOMBA CENTRIFUGA WORTHINGTON, MODELO 4DBE-104, Nº 92324.01.01, ACIONADA POR MOTOR WEG DE 20 CV.	19.800	0,1724	3.420	2
1331	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	MÓDULO DE COMANDO	-	MOD-TR-01	TRANSFORMADOR TRIFASICO, CEMEC N. 114510 POTENCIA: 75 TENSAO DE ENTRADA: 480 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1332	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	NOVO SNO-RES-ADM	-	ETE-RES-04	TRANSFORMADOR TRIFASICO, CEMEC N. 238924 POTENCIA: 75 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5
1333	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PÁTIO DE EQUIPAMENTOS RESERVA	-	-	TALHA ELETRICA BERG STEEL, CAPACIDADE 4 T.	10.800	0,1724	1.870	2
1334	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	POÇO PRODUÇÃO ÁGUA	-	PP-24-TR-01	TRANSFORMADOR TRIFASICO, N. POTENCIA: 112,5 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	36.700	0,3651	13.400	5
1335	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PORTARIA DA ETE - SUPERVISÃO	-	-	EQUIPAMENTO TIME LAPSE, MODELO HTL 60.	1.600	0,1724	280	2
1336	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PORTARIA DA ETE - SUPERVISÃO	-	-	EQUIPAMENTO TIME LAPSE, MODELO HTL 60.	1.600	0,1724	280	2
1337	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PORTARIA DA ETE - SUPERVISÃO	-	-	SEQUENCIAL DE VIDEO WHITE, MODELO 4 X 2 .	100	0,1724	20	2
1338	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - RECEPÇÃO	-	-	BALANCA FILIZOLA MODELO PERSONAL LINE, CAPACIDADE DE 150 KG, DIVISAO DE 0,1 KG.	9.300	0,1724	1.610	2
1339	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE EMERGÊNCIA	-	4031	BALANCA ANTROPOMETRICA FILIZOLA, MODELO 31, Nº 1567.	10.600	0,1724	1.830	2
1340	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	APARELHO DE ULTRASOM MEDCIR, MODELO M45.	920	0,1724	160	2
1341	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	AUTOCLAVE FANEN, MODELO 415/1, Nº AW3411, 4,5 KW.	10.700	0,1724	1.850	2
1342	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	MICRO ASPIRADOR ASPIRAMAX NS, MODELO MA520, Nº 3493843.	650	0,1724	120	2
1343	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	NEBULIZADOR NS, MODELO ST.	240	0,1724	50	2
1344	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	NEBULIZADOR ULTRA-SONICO NS, MODELO RESPIRAMAX, Nº 35421940.	280	0,1724	50	2
1345	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	NEGATOSCOPIO DE 1 CORPO BRAVE.	410	0,1724	80	2
1346	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	RADAR ACÚSTICO	-	-	RADAR ACUSTICO REMTECH, MODELO DOPPLER SODAR, INCLUINDO SENSOR DE VELOCIDADE E DIRECAO DO VENTO.	1.100	0,1724	190	2
1347	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	REFEITÓRIO - GERAL	-	-	BALANCA DE PLATAFORMA MANUAL LUCAS, MODELO PL 02, Nº 62690, CAPACIDADE 200 KG.	3.100	0,1724	540	2
1348	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-01	TRANSFORMADOR TRIFASICO, SIEMENS N. 9514784 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	8.300	0,3651	3.040	5
1349	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-02	TRANSFORMADOR TRIFASICO, TRAFO N. 29364 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
1350	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-03	TRANSFORMADOR TRIFASICO, CEMEC N. 238923 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
1351	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-05	TRANSFORMADOR TRIFASICO, CEMEC N. BP003965 POTENCIA: 1000 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	126.200	0,3651	46.080	5
1352	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-06	TRANSFORMADOR TRIFASICO CEMEC, Nº 68100, POTENCIA 1000 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1982.	126.200	0,1138	14.370	1
1353	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-07	TRANSFORMADOR TRIFASICO, CEMEC N. 68096 POTENCIA: 750 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	106.200	0,3651	38.780	5
1354	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	RESERVA SRS	-	TF-142 (RESERVA)	TRANSFORMADOR TRIFASICO NATIVA, Nº NA-0155-A-001-N, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 440 V, ANO 1989.	89.800	0,1138	10.220	1
1355	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	RESERVA SRS	-	TF-RESERVA-01	TRANSFORMADOR TRIFASICO, ITAIPU N. 30734 POTENCIA: 45 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 220	89.800	0,3651	32.790	5
1356	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M1	-	M1-TR-TA1	TRANSFORMADOR TRIFASICO CEMEC, Nº 31501, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1978.	130.700	0,1586	20.730	2
1357	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SEM1 - OPERADORES	-	-	OXIMETRO METTLER, MODELO MO 128, Nº 30070H.	5.200	0,1724	900	2
1358	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M2	-	M1-TR-TA2	TRANSFORMADOR TRIFASICO CEMEC, Nº 31500, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1978.	130.700	0,1586	20.730	2
1359	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M2A	-	M2A-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 31496, POTENCIA 750 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1975.	106.200	0,1138	12.090	1
1360	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M2B	-	M2A-TR-12	TRANSFORMADOR A SECO CEMEC, Nº 114513, POTENCIA 75 KVA, TENSAO DE ENTRADA 492 V, TENSAO DE SAIDA 220/127 V, ANO 1988.	9.300	0,1138	1.060	1
1361	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M2B	-	M2B-TR-08A	TRANSFORMADOR TRIFASICO UNIAO Nº 1 PARA O TA3, POTENCIA 2000 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 440 V.	155.300	0,1138	17.680	1
1362	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M2B	-	M2B-TR-08B	TRANSFORMADOR TRIFASICO UNIAO Nº 2 PARA O TA3, POTENCIA 2000 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 440 V.	155.300	0,1138	17.680	1
1363	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M2B	-	M2B-TR-09A	TRANSFORMADOR TRIFASICO UNIAO Nº 1 PARA O TA4, POTENCIA 2000 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 440 V.	155.300	0,1138	17.680	1
1364	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M2B	-	M2B-TR-09B	TRANSFORMADOR TRIFASICO UNIAO Nº 2 PARA O TA4, POTENCIA 2000 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 440 V.	155.300	0,1138	17.680	1
1365	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M3	-	M1-TR-TA2/ELC	TRANSFORMADOR TRIFASICO CEMEC, Nº 68101, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1982.	130.700	0,1619	21.170	2
1366	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M3	-	M3-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 31497, POTENCIA 750 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1975.	106.200	0,1138	12.090	1
1367	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M3	-	M3-TR-02	TRANSFORMADOR TRIFASICO CEMEC, Nº 68098, POTENCIA 750 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1982.	106.200	0,1138	12.090	1
1368	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M3	-	M3-TR-03	TRANSFORMADOR TRIFASICO CEMEC, Nº 113951, POTENCIA 750 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1982.	106.200	0,1138	12.090	1
1369	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SEM3 - SUBESTAÇÃO DOS DIGESTORES	-	GG-AB	GRUPO GERADOR NEGRINI, TIPO ATX, MODELO 40/39, Nº 25106, POTENCIA 375 KVA, ANO 1984, ACIONADO POR MOTOR A DIESEL CUMMINS.	260.200	0,1640	42.680	2
1370	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M4	-	M4-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 31495, POTENCIA 225 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V.	55.700	0,1138	6.340	1

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1371	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SEM4 - SUBESTAÇÃO DOS DECANTADORES SECUNDÁRIOS 1 A 6	-	-	GRUPO GERADOR NEGRINI, TIPO ATE, MODELO 33/44, Nº 24266, POTENCIA 275 KVA, ANO 1984, ACIONADO POR MOTOR A DIESEL SCANIA.	201.000	0,1640	32.970	2
1372	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M5	-	M5-TR-01	TRANSFORMADOR TRIFASICO UNIAO, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 440 V, ANO 1991.	130.700	0,1138	14.880	1
1373	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M5	-	M5-TR-10	TRANSFORMADOR TRIFASICO, CEMEC N. 114512 POTENCIA: 75 TENSAO DE ENTRADA: 480 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5
1374	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M6	-	M6-TR-01	TRANSFORMADOR TRIFASICO UNIAO, Nº 9112029, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 480 V, ANO 1991.	89.800	0,1138	10.220	1
1375	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-M6	-	M6-TR-11	TRANSFORMADOR TRIFASICO, CEMEC N. POTENCIA: 75 TENSAO DE ENTRADA: 480 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5
1376	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-PRINCIPAL	-	SEP-TR-01	TRANSFORMADOR TRIFASICO, TRAFO N. 61165G POTENCIA: 5000 TENSAO DE ENTRADA: 33000 TENSAO DE SAIDA: 13800	89.800	0,3651	32.790	5
1377	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-PRINCIPAL	-	SEP-TR-02	TRANSFORMADOR TRIFASICO, TRAFO N. 61164G POTENCIA: 5000 TENSAO DE ENTRADA: 33000 TENSAO DE SAIDA: 13800	89.800	0,3651	32.790	5
1378	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-PRINCIPAL	-	SEP-TR-03	TRANSFORMADOR TRIFASICO, N. 238923 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	8.300	0,3651	3.040	5
1379	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-PRINCIPAL	-	SEP-TR-04	TRANSFORMADOR TRIFASICO, UNIAO N. 501801 POTENCIA: 5000 TENSAO DE ENTRADA: 33000 TENSAO DE SAIDA: 13800	89.800	0,3651	32.790	5
1380	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SE-PRINCIPAL	-	SEP-TR-05	TRANSFORMADOR TRIFASICO, UNIAO N. 501802 POTENCIA: 5000 TENSAO DE ENTRADA: 33000 TENSAO DE SAIDA: 13800	89.800	0,3651	32.790	5
1381	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1382	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1383	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1384	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1385	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1386	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1387	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1388	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1389	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1390	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1391	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1392	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1393	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	EQUIPAMENTO AMOSTRADOR DE AGUA MANUAL, MODELO BAYLLER.	6.200	0,1691	1.050	2
1394	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	EQUIPAMENTO AMOSTRADOR DE AGUA MANUAL, MODELO BAYLLER.	6.200	0,1691	1.050	2
1395	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	EQUIPAMENTO PARA INVESTIGACAO DE SOLO E AGUA SUBTERRANEA QED ENVIRONMENTAL, MODELO HIDROPUNCH, REFERENCIA HP 1000, INCLUINDO ACESSORIOS.	18.500	0,1691	3.130	2
1396	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MEDIDOR DE FASE LIVRE HS HIDROSUPRIMENTOS, MODELO HSIF-30.	5.400	0,1691	920	2
1397	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MEDIDOR DE NIVEL DE AGUA ALTRONIC, MODELO SYSTEM MDN, COMPRIMENTO 50 M.	5.400	0,1691	920	2
1398	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MEDIDOR DE NIVEL DE AGUA FISCHER, MODELO SYSTEM WLZ, COMPRIMENTO 100 M.	5.400	0,1691	920	2
1399	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MEDIDOR DE NIVEL DE AGUA SOLINST, MODELO 101, COMPRIMENTO 50 M, Nº 26767.	5.400	0,1691	920	2
1400	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MEDIDOR DE NIVEL DE AGUA SOLINST, MODELO 101, COMPRIMENTO 50 M, Nº 26849.	5.400	0,1691	920	2
1401	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	OXIMETRO METTLER, MODELO MO 128, Nº 200598M.	5.200	0,1691	880	2
1402	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MAQUINA DE SONDAGEM GEO PROBE, MODELO 540 M, Nº Z125M54, ACIONADO POR MOTOR A GASOLINA PORTACO, INCLUINDO ACESSORIOS.	233.000	0,2060	48.000	2
1403	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	CD-008	CONDUTIVIMETRO ORION, MODELO 135A.	840	0,1691	150	2
1404	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	OX-005	OXIMETRO METTLER, MODELO MO 128, Nº 100078M.	5.200	0,1691	880	2
1405	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	PH-013	PHMETRO METTLER, MODELO MP-120, Nº 98773M.	2.500	0,1691	430	2
1406	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	PH-015	PHMETRO METTLER, MODELO MP-120, Nº 104663M.	2.500	0,1691	430	2
1407	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - ADMINISTRAÇÃO - INSPETORES	-	-	PHMETRO DIGIMED, MODELO DM-PV, Nº 12205.	2.500	0,1724	440	2

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1408	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - ALMOXARIFADO	-	CP-SRS-01	COMPRESSOR DE AR RESPIRAVEL SCHULZ, MODELO MSV 40 SA/350, CAPACIDADE 351 L, INSTALADO SOBRE CARRETA COM 2 RODAS, REBOCAVEL, INCLUINDO ACESSORIOS.	10.300	0,1724	1.780	2
1409	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - BIOLAVAGEM	-	-	BALANCA DE PLATAFORMA WILMY, MODELO R104, Nº 15496, ANO 1996, CAPACIDADE 300 KG.	840	0,1724	150	2
1410	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - BIOLAVAGEM	-	SRS-BS-01	BOMBA SUBMERSIVEL PARA O SISTEMA DE BIOLAVAGEM.	3.300	0,1724	570	2
1411	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - GERAL	-	SRS-BS-02	BOMBA SUBMERSIVEL PARA DRENAGEM DE CHORUME DOS POCOS DOS ATERROS.	3.300	0,1724	570	2
1412	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - GERAL	-	SRS-BS-04	BOMBA SUBMERSIVEL PARA DRENAGEM DE CHORUME.	3.300	0,1724	570	2
1413	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - LAVADOR DE VEÍCULOS	-	CP-SRS-03	COMPRESSOR DE AR WAYNE, MODELO W20/60SD, Nº 57238, PRESSAO 12,3 KG/CM².	9.700	0,1724	1.680	2
1414	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - LAVADOR DE VEÍCULOS	-	SRS-BL-01	BOMBA CENTRIFUGA PARA LAVAGEM DE VEICULOS DRESSER, MODELO LLE402, Nº 4400, ACIONADA POR MOTOR WEG DE 4 CV, 1730 RPM.	6.800	0,1724	1.180	2
1415	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - PRENSA DE TAMBORES	-	-	PRENSA HIDRAULICA PARA AMASSAR TAMBORES, ACIONADO POR MOTOR WEG DE 10 CV E UNIDADE HIDRAULICA.	37.400	0,1724	6.450	2
1416	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - SISTEMA DE INCÊNCDIO (BC-01)	-	SRS-BC-01	BOMBA CENTRIFUGA PARA INCENDIO OMEL, MODELO UND II AB, TAMANHO 3X1 1/2X8, Nº 123609, VAZAO 40 M³/H, 55 MCA, ANO 1990, ACIONADA POR MOTOR WEG DE 20 CV, 3520 RPM.	20.300	0,1724	3.500	2
1417	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - SISTEMA DE INCÊNCDIO (BC-02)	-	SRS-BC-02	BOMBA CENTRIFUGA PARA INCENDIO HERO, MODELO L2000-H125F, Nº 6900, VAZAO 228 M³/H, ANO 1996, O.F. 3260/96, ACIONADA POR MOTOR A DIESEL MWM.	90.600	0,1862	16.870	2
1418	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - TRATAMENTO DE ASCAREL	-	-	BOMBA CENTRIFUGA PARA DRENAGEM DE OLEO ASCAREL, CARCACA EM FIBRA DE VIDRO, ACIONADA POR MOTOR ELETRICO.	4.900	0,1724	850	2
1419	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SMA -RE - TRATAMENTO DE ASCAREL	-	CP-SRS-01	COMPRESSOR DE AR RESPIRAVEL SCHULZ, MODELO MSV 40 SA/350, CAPACIDADE 351 L, INSTALADO SOBRE CARRETA COM 2 RODAS, REBOCAVEL, INCLUINDO ACESSORIOS.	10.300	0,1724	1.780	2
1420	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SNO - GERAL	-	TA3-VB-01	VALVULA PARA MANOBRA BARBARA (SAIDA DO TA4), REFERENCIA 070 MC 2500, ANO 1992, DIAMETRO 1200 MM.	11.800	0,1138	1.350	1
1421	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SNO - GERAL	-	TA3-VB-02	VALVULA PARA MANOBRA BARBARA (INTERLIGACAO TA3/TA4), REFERENCIA 070 MC 2500, ANO 1992, DIAMETRO 1200 MM.	11.800	0,1159	1.370	1
1422	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SNO - GERAL	-	TA3-VB-03	VALVULA PARA MANOBRA BARBARA (SAIDA DO TA3), REFERENCIA 070 MC 2500, ANO 1992, DIAMETRO 1200 MM.	11.800	0,1138	1.350	1
1423	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SNO - PRÉDIO DA OFICINA DO TPM	-	-	BOMBA CENTRIFUGA THEBE PARA ALIMENTACAO DE EFLUENTES PARA O EQUIPAMENTO ISCO, MODELO TH-16AL, VAZAO 10,9 M³/H, 28 MCA, Nº 9909101, ACIONADA POR MOTOR ELETRICO.	11.400	0,1724	1.970	2
1424	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SNO - PRÉDIO DA OFICINA DO TPM	-	-	COMPRESSOR DE AR SCHULZ, CODIGO 25003623, Nº C-092590, ANO 1999, CAPACIDADE 100 L, PRESSAO 9,3 KG/CM².	6.800	0,1276	870	1
1425	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SNO - PRÉDIO DA OFICINA DO TPM	-	-	COMPRESSOR DE AR SCHULZ, MODELO MAS 8.1/25 MOTORALUMINIO, 2 HP, CAPACIDADE 24 L.	6.800	0,1724	1.180	2
1426	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 100 - COMBATE A INCÊNDIO	-	B-160A	BOMBA CENTRIFUGA PARA INCENDIO HERO, MODELO BMO 6J, REFERENCIA HRS 386, VAZAO 150 M³/H, Nº 46, O.F. 3259/99, ACIONADA POR MOTOR A DIESEL SCANIA.	51.400	0,1724	8.870	2
1427	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 100 - COMBATE A INCÊNDIO	-	B-160B	BOMBA CENTRIFUGA PARA INCENDIO HERO, MODELO BMO 6J, REFERENCIA HRS 386, VAZAO 150 M³/H, Nº 44, O.F. 3259/99, ACIONADA POR MOTOR A DIESEL SCANIA.	51.400	0,1724	8.870	2
1428	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 100 - COMBATE A INCÊNDIO	-	B-162	BOMBA CENTRIFUGA PARA INCENDIO HERO, MODELO 0328, VAZAO 8 M³/H, Nº 454, ANO 1989, ACIONADA POR MOTOR WEG DE 30 CV, 3490 RPM.	27.300	0,1707	4.670	2
1429	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 100 - COMBATE A INCÊNDIO	-	B-223	BOMBA DE EMERGÊNCIA PARA ALIMENTACAO DO QUENCHER FAL, MODELO 50X40X33, Nº 308, ANO 1988, ACIONADA POR MOTOR A DIESEL YANMAR, MODELO NSB 90.	6.400	0,1691	1.090	2
1430	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 100 - INCINERADOR DE LÍQUIDOS	-	B-123A	BOMBA PNEUMATICA PARA TRANSFERENCIA DE AGUA CONTAMINADA DA AREA 600 PARA O TQ-120 SAND PIPER, MODELO EB3-A, TIPO TGN-1-CL, Nº 329886.	2.000	0,1724	350	2
1431	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 100 - INCINERADOR DE LÍQUIDOS	-	B-123B	BOMBA PNEUMATICA PARA TRANSFERENCIA DE AGUA CONTAMINADA DA AREA 600 PARA O TQ-120 SAND PIPER, MODELO EB3-A, TIPO TGN-1-CL, Nº 329723.	2.000	0,1724	350	2
1432	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 200 - CALDEIRA	-	-	CALDEIRA ATA, TIPO ATA 8G, MODELO H3N, ANO 1989, SUPERFICIE DE VAPORIZACAO 32 M², CAPACIDADE 1000 KG/H DE VAPOR, PRESSAO MPTA 15,82 KG/CM², PRESSAO TESTE 20,77 KG/CM², INCLUINDO VENTILADOR, MODELO C, TAMANHO 2,5, VAZAO 21 M³/MIN; BOMBAS CENTRIFUGAS E DEMAIS ACESSORIOS.	135.900	0,1707	23.200	2
1433	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 200 - COMPRESSORES	-	C-241A	COMPRESSOR ATLAS COPCO, MOD: GA 75	414.200	0,2329	96.470	2
1434	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 200 - COMPRESSORES	-	C-241B	COMPRESSOR ATLAS COPCO, MOD: GA 75	414.200	0,2329	96.470	2
1435	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 200 - COMPRESSORES	-	VP-241	VASO PULMAO PARA AR DE SERVICO NORDEQ, O.P. C062/89, PRESSAO 12 KG/CM², CAPACIDADE 5 M³, Nº 054000511.	39.000	0,1724	6.730	2
1436	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 200 - COMPRESSORES	-	VP-242	VASO PULMAO PARA AR DE INSTRUMENTO NORDEQ, O.P. C062/89, PRESSAO 12 KG/CM², CAPACIDADE 2,5 M³, Nº 054000512.	22.500	0,1724	3.880	2
1437	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 200 - DOSAGEM PARA O PROCESSO	-	BD-270A	BOMBA DOSADORA DE SOLUCOES PARA O PROCESSO OMEL, MODELO DMP 0-3, Nº 136681B, ANO 1995, ACIONADA POR MOTOR ELETRICO.	15.300	0,1724	2.640	2
1438	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 200 - DOSAGEM PARA O PROCESSO	-	BD-270B	BOMBA DOSADORA DE SOLUCOES PARA O PROCESSO OMEL, MODELO DMP 0-3, Nº 136681A, ANO 1995, ACIONADA POR MOTOR ELETRICO.	15.300	0,1724	2.640	2

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1439	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 200 - DOSAGEM PARA O PROCESSO	-	TQ-270A	TANQUE PARA SOLUCAO DE UREIA, CONSTRUIDO EM FIBRA DE VIDRO, DIAMETRO 2400 MM, ALTURA 1850 MM, CAPACIDADE 7,8 M³.	12.700	0,1724	2.190	2
1440	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 200 - DOSAGEM PARA O PROCESSO	-	TQ-270B	TANQUE PARA SOLUCAO DE UREIA, CONSTRUIDO EM FIBRA DE VIDRO, DIAMETRO 2400 MM, ALTURA 1850 MM, CAPACIDADE 7,8 M³.	12.700	0,1724	2.190	2
1441	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 200 - TORRES	-	TR-251A	TORRE DE RESFRIAMENTO ALPINA, MODELO 25 SG, Nº 17118, REFERENCIA 28/42/32/2/4.	49.700	0,1724	8.570	2
1442	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 200 - TORRES	-	TR-251B	TORRE DE RESFRIAMENTO ALPINA, MODELO 25 SG, Nº 17118, REFERENCIA 28/42/32/2/4.	49.700	0,1724	8.570	2
1443	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 400 - INCINERADOR DE LÍQUIDOS	-	-	SISTEMA DE INCINERACAO DE LIQUIDOS SULZER, COMPOSTO POR: SOPRADOR DE AR PARA FORNALHA; FORNALHA; DUTO DE EXTENSAO DO FORNO; RESFRIADOR "QUENCHER", INCLUINDO 2 VASOS PARA ALIMENTACAO DE AGUA; VASO DO "QUENCHER"; TORRE DE ABSORCAO COM 3 ESTAGIOS, INCLUINDO 2 VASOS PARA RECIRCULACAO; VENTURI PARA LAVAGEM DE GASES; TANQUE DE SOLUCAO ALCALINA PARA LAVAGEM DE GASES; SEPARADOR DE GOTAS "DIMISHTER" Nº 1; SISTEMA DE EXAUSTAO DARMA; CHAMINE; SEPARADOR DE GOTAS "DIMISHTER" Nº 2 E BOMBAS CENTRIFUGAS	51.920.000	0,1148	5.960.420	1
1444	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-611A	BOMBA CENTRIFUGA PARA HCS, ACIONADA POR MOTOR WEG DE 10 CV, 1760 RPM.	32.300	0,1707	5.520	2
1445	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-611B	BOMBA CENTRIFUGA PARA HCS MULTISTEEL, MODELO RF 32-260, Nº OS-2057-A, VAZAO 7 M³/H, 22 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 10 CV, 1740 RPM.	32.300	0,1707	5.520	2
1446	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-621A	BOMBA CENTRIFUGA PARA RESIDUOS MULTISTEEL, MODELO RF 32-260, Nº OS-2055-A, VAZAO 10 M³/H, 20 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 10 CV, 1740 RPM.	22.000	0,1707	3.760	2
1447	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-621B	BOMBA CENTRIFUGA PARA RESIDUOS MULTISTEEL, MODELO RF 32-260, Nº OS-2057-B, VAZAO 7 M³/H, 22 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 10 CV, 1740 RPM.	22.000	0,1707	3.760	2
1448	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-641A	BOMBA CENTRIFUGA PARA HCS KSB, MODELO ANS 23-200, Nº 346201, VAZAO 70 M³/H, 20 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 3 CV, 1725 RPM.	4.100	0,1707	700	2
1449	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-651A	BOMBA CENTRIFUGA PARA RESIDUOS MULTISTEEL, MODELO RF 32-260, Nº OS-2056-A, VAZAO 10 M³/H, 20 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 10 CV, 1740 RPM.	22.000	0,1707	3.760	2
1450	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-651B	BOMBA CENTRIFUGA PARA RESIDUOS MULTISTEEL, MODELO RF 32-260, Nº OS-2056-B, VAZAO 10 M³/H, 20 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 10 CV, 1740 RPM.	22.000	0,1707	3.760	2
1451	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	VP-611A	TANQUE SOB PRESSAO NORDEQ, CONSTRUIDO EM ACO CARBONO PARA ESTOCAGEM DE HIDROCARBONETO SECO (HCS), PRESSAO 20 KG/CM², ANO 1989. CAPACIDADE 68 M³.	90.900	0,1707	15.520	2
1452	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	VP-611A	TANQUE SOB PRESSAO NORDEQ, CONSTRUIDO EM ACO CARBONO PARA ESTOCAGEM DE HIDROCARBONETO SECO (HCS), PRESSAO 20 KG/CM², ANO 1989. CAPACIDADE 68 M³.	90.900	0,1707	15.520	2
1453	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 700 - DECANTADOR CS-710	-	B-711A	BOMBA CENTRIFUGA PARA DRENAGEM DO CS-710 ASH, VAZAO 6,13 M³/H, 8,2 MCA, ACIONADA POR MOTOR WEG DE 3 CV, 1730 RPM.	20.500	0,1724	3.540	2
1454	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 700 - DECANTADOR CS-710	-	B-712B	BOMBA CENTRIFUGA PARA DRENAGEM DO CS-710 OMEL, MODELO UND II A05, Nº 132695, ANO 1992, ACIONADA POR MOTOR WEG DE 3 CV, 1710 RPM.	20.500	0,1724	3.540	2
1455	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 700 - SISTEMA DE NEUTRALIZAÇÃO (HCL)	-	-	BOMBA PNEUMATICA PARA O TANQUE DE ACIDO CLORIDRICO TQ-714.	2.000	0,1724	350	2
1456	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 700 - SISTEMA DE NEUTRALIZAÇÃO (HCL)	-	B-723A	BOMBA CENTRIFUGA PARA DRENAGEM DO TQ-717, ACIONADA POR MOTOR WEG DE 3 CV, 1760 RPM.	11.400	0,1724	1.970	2
1457	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 700 - SISTEMA DE NEUTRALIZAÇÃO (HCL)	-	B-723B	BOMBA CENTRIFUGA PARA DRENAGEM DO TQ-717, ACIONADA POR MOTOR WEG DE 3 CV, 1760 RPM.	11.400	0,1724	1.970	2
1458	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 700 - TANQUE DE DECANTAÇÃO	-	B-122A	BOMBA CENTRIFUGA PARA AGUA CONTAMINADA DRESSER, MODELO D820, TAMANHO 1,5X1X6, Nº 14296.01.02, ANO 2000, ACIONADA POR MOTOR DE 3 CV, 3500 RPM.	11.400	0,1301	1.490	1
1459	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 700 - TANQUE DE DECANTAÇÃO	-	B-122B	BOMBA CENTRIFUGA PARA AGUA CONTAMINADA DRESSER, MODELO D820, TAMANHO 1,5X1X6, Nº 14296.01.01, ANO 2000, ACIONADA POR MOTOR DE 3 CV, 3500 RPM.	11.400	0,1301	1.490	1
1460	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 700 - TANQUE DE DECANTAÇÃO	-	B-722A	BOMBA CENTRIFUGA PARA DRENAGEM DO TQ-720, ACIONADA POR MOTOR WEG DE 3 CV, 3500 RPM.	11.400	0,1724	1.970	2
1461	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 700 - TANQUE DE DECANTAÇÃO	-	B-722B	BOMBA CENTRIFUGA PARA DRENAGEM DO TQ-720, ACIONADA POR MOTOR WEG DE 3 CV, 3500 RPM.	11.400	0,1724	1.970	2

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1462	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 8100 - INCINERADOR DE SÓLIDOS	-	-	SISTEMA DE INCINERACAO DE SOLIDOS ANDERSEN, COMPOSTO POR: ALIMENTADOR TIPO "RAM-FEEDER"; FORNO ROTATIVO; AFTER BURNER; ESTEIRA TRANSPORTADORA DE CINZAS; CICLONE RETENTOR DE PARTICULAS; VENTURI (LAVAGEM ALCALINA); TORRE DE LAVAGEM DE GASES; HEAF, INCLUINDO EXAUSTOR; CHAMINE.	65.890.000	0,1254	8.262.610	1
1463	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 8100 - INCINERADOR DE SÓLIDOS	-	GE-8000	GRUPO GERADOR STEMAC, POTENCIA 73/81 KVA, 380 V, ANO 1998, Nº ST-081044108, ACIONADO POR MOTOR A DIESEL MWM.	67.300	0,1968	13.250	2
1464	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 8300 - SODA CÁUSTICA	-	-	BOMBA PNEUMATICA PARA O TANQUE DE SODA CAUSTICA.	2.000	0,1276	260	1
1465	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 8300 - SODA CÁUSTICA	-	P-301A	BOMBA CENTRIFUGA PARA SODA CAUSTICA MARCH, MODELO TE-75-MD, Nº 155-092-10, ACIONADA POR MOTOR WEG DE 1 1/2 CV, 3420 RPM.	4.900	0,1276	630	1
1466	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 8300 - SODA CÁUSTICA	-	P-301B	BOMBA CENTRIFUGA PARA SODA CAUSTICA MARCH, MODELO TE-75-MD, Nº C155-0092-0100, ACIONADA POR MOTOR WEG DE 1 1/2 CV, 3420 RPM.	4.900	0,1276	630	1
1467	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA 8600 - RECEBIMENTO DE RESÍDUOS SÓLIDOS	-	P-800	BOMBA DE ENGRENAGENS PARA ALIMENTACAO DE RESIDUOS MOTION INDUSTRIES, Nº 1105060, ACIONADA POR MOTOR WEG DE 20 CV, 1780 RPM E UNIDADE HIDRAULICA.	20.300	0,1276	2.600	1
1468	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA DO BLEND	-	-	SISTEMA PARA TRITURAR SOLIDOS QUEBRADOR DE EIXO DUPLO PALLMANN	498.900	0,4107	204.900	5
1469	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - ÁREA DO BLEND	-	-	SISTEMA PARA TRITURAR SOLIDOS TRITUTEC 50/21 COM JOGOS DE FACAS	483.700	0,5301	256.410	7
1470	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - OFINICA MECÂNICA	-	-	ESMERIL DE BANCADA SKR, POTENCIA 1/2 CV, Nº 79971.	430	0,1276	60	1
1471	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - OFINICA MECÂNICA	-	-	FURADEIRA DE BANCADA KONE, MODELO MK 30, CAPACIDADE 3/8".	2.700	0,4107	1.110	5
1472	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - OFINICA MECÂNICA	-	-	PRENSA HIDRAULICA MANUAL, CAPACIDADE 30 T.	13.000	0,1968	2.560	2
1473	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - PORTARIA	-	-	BALANCA RODOVIARIA ELETRONICA TOLEDO, MODELO 810RP, Nº 69125.NR, CAPACIDADE 60.000 KG, INCLUINDO MODULO DE COMANDO E CONTROLLER, MODELO 9154, LARGURA DA PLATAFORMA 3X21 M.	38.800	0,3651	14.170	5
1474	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - RECEBIMENTO DEAMOSTRAS	-	-	CAPELA DE FLUXO LAMINAR Nº 1 VIDY, LARGURA 120 CM, PROFUNDIDADE 80 CM.	21.500	0,1276	2.750	1
1475	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - RECEBIMENTO DEAMOSTRAS	-	-	COIFA EM ACO CARBONO, INCLUINDO SISTEMA DE EXAUSTAO, DIMENSOES 100X80 CM.	8.000	0,1276	1.030	1
1476	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	SRS - RECEBIMENTO DEAMOSTRAS	-	-	COIFA EM ACO CARBONO, INCLUINDO SISTEMA DE EXAUSTAO, DIMENSOES 180X80 CM.	8.000	0,1276	1.030	1
1477	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-01	AERADOR SUPERFICIAL Nº 01, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750841 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1478	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-02	AERADOR SUPERFICIAL Nº 02, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750847 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1479	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-03	AERADOR SUPERFICIAL Nº 03, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1480	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-04	AERADOR SUPERFICIAL Nº 04, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750835 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1481	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-05	AERADOR SUPERFICIAL Nº 05, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750839 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1482	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-06	AERADOR SUPERFICIAL Nº 06, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750844 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1483	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-07	AERADOR SUPERFICIAL Nº 07, ACIONADO POR REDUTOR TRANSMOTECNICA, MODELO MAH 23.280, Nº 164642 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1484	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-08	AERADOR SUPERFICIAL Nº 08, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31. Nº 750849 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1485	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-09	AERADOR SUPERFICIAL Nº 09, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750845 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1486	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-10	AERADOR SUPERFICIAL Nº 10, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750840 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1487	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-11	AERADOR SUPERFICIAL Nº 11, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750846 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1488	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-12	AERADOR SUPERFICIAL Nº 12, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750837 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1489	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-13	AERADOR SUPERFICIAL Nº 13, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750848 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1490	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-14	AERADOR SUPERFICIAL Nº 14, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750842 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1491	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-15	AERADOR SUPERFICIAL Nº 15, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750836 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1492	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-1	AERADOR SUPERFICIAL Nº 01, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45, Nº 1009 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1493	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-10	AERADOR SUPERFICIAL Nº 10, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45, Nº 1011 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1494	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-2	AERADOR SUPERFICIAL Nº 02, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1495	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-3	AERADOR SUPERFICIAL Nº 03, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45, Nº 1015 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1496	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-4	AERADOR SUPERFICIAL Nº 04, ACIONADO POR REDUTOR TRANSMOTECNICA, MODELO MAH 23-450, Nº 158106/1 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1497	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-5	AERADOR SUPERFICIAL Nº 05, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45, Nº 1010 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1498	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-6	AERADOR SUPERFICIAL Nº 06, ACIONADO POR REDUTOR TRANSMOTECNICA, MODELO MAH 23-450, Nº 203000 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1499	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-7	AERADOR SUPERFICIAL Nº 07, ACIONADO POR REDUTOR E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1500	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-8	AERADOR SUPERFICIAL Nº 08, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45, Nº 1017 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1501	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-9	AERADOR SUPERFICIAL Nº 09, ACIONADO POR REDUTOR TRANSMOTECNICA, MODELO MAH 23-450, Nº 167005 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1502	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-01	AERADOR Nº 01 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1503	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-02	AERADOR Nº 02 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1504	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-03	AERADOR Nº 03 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1505	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-04	AERADOR Nº 04 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1506	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-05	AERADOR Nº 05 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1507	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-06	AERADOR Nº 06 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1508	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-07	AERADOR Nº 07 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1509	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-08	AERADOR Nº 08 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1510	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-09	AERADOR Nº 09 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1511	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-10	AERADOR Nº 10 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1512	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-11	AERADOR Nº 11 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1513	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-12	AERADOR Nº 12 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1514	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-13	AERADOR Nº 13 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1515	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-14	AERADOR Nº 14 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1516	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-15	AERADOR Nº 15 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1517	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-16	AERADOR Nº 16 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1518	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-17	AERADOR Nº 17 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1519	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-18	AERADOR Nº 18 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1520	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-19	AERADOR Nº 19 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1521	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-20	AERADOR Nº 20 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1522	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 01, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288431 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1523	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 02, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288432 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1524	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 03, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288433 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1525	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 04, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288434 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1526	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 05, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288435 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1527	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 06, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288436 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1528	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 07, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288437 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1529	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 08, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288438 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1530	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 09, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288439 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1531	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 10, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288440 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1532	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 11, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288445 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1533	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 12, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288442 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1534	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 13, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288443 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1535	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 14, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288444 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1536	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	TMM - COMPRESSOR	-	-	COMPRESSOR PEG, MODELO BAP, Nº 175, 700 RPM.	4.900	0,1724	850	2
1537	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 6700 FR REFRIGERATED SAMPLER.	34.700	0,1724	5.990	2
1538	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1539	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1540	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1541	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1542	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1543	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1544	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1545	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1546	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-BC-A	BOMBA CENTRIFUGA PARA RECALQUE DE ESPUMA PARA A CDV-02 OMEL, MODELO UND II A40, Nº 127845A, ANO 1991, ACIONADA POR MOTOR WEG DE 10 CV.	30.800	0,1742	5.370	2
1547	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-BC-B	BOMBA CENTRIFUGA PARA RECALQUE DE ESPUMA PARA A CDV-02 OMEL, MODELO UND II A40, Nº 127845B, ANO 1991, ACIONADA POR MOTOR WEG DE 10 CV.	30.800	0,1742	5.370	2
1548	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-BD-01	BOMBA DOSADORA OMEL, MODELO DMP 0-1, ACIONADA POR MOTOR ELETRICO.	15.300	0,1834	2.810	2
1549	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-CMN-01	CHAMINE EM ACO CARBONO 20.000 MM	69.200	0,1724	11.940	2
1550	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-PR-01	PORTICO ROLANTE KOCH, CAPACIDADE 1,5 T.	10.000	0,1724	1.730	2
1551	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				MOTOR DIESEL CUMMES QSK19 - P E BASE METALICA CONJ. REDUTOR	600.000	0,8657	519.420	12
1552	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				MOTOGERADOR; FAB: GUASCO; MOD: SFGLD 480	468.400	0,9576	448.540	14
1553	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	ETE			TANQUE AERACAO TA-4	111.600	0,9137	101.970	17
1554	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				GRUPO GERADOR	42.600	0,9576	40.800	14
1555	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				GERADOR DE HIDROGENIO PARA 1 OU 2 ANALISADORES	50.100	0,9576	47.980	14
1556	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				ANALISADOR VOC72M COMPLETO BTEX - 5 GASES +1.3 BUTADIENE; FAB: ENVI	123.500	0,9262	114.390	9
1557	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				CALIBRADOR MULTIPONTO MGC101 L	98.900	0,6796	67.220	6
1558	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				MOTOBOMBA C/MOTOR DIESEL VAZAO	69.600	0,9576	66.650	14
1559	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				SISTEMA DE LUBRIFICAÇÃO	55.500	0,7662	42.530	7
1560	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				GERADOR DE HIDROG?NIO	47.300	0,8159	38.600	11
1561	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				GERADOR DE AR ZERO - ZAG7001	41.700	0,8159	34.030	11
1562	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				SONDA MULTIPARAMETRO (4 PORTAS OTICAS)	33.900	0,9262	31.400	9
1563	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				SISTEMA MODBUS	35.000	0,8484	29.700	8
1564	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				CAIXA EM ACO CARBONO, CHAPA 5/16" DIM. 1000X1500X500MM	40.000	0,8159	32.640	11
1565	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				TORRE AUTO-PORTANTE DE 24M C/ BALIZAMENTO NOTURNO	28.600	0,9129	26.110	13
1566	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				GAVETA DEMARRADORA EXTRAIVEL	28.000	0,8484	23.760	8
1567	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				SISTEMA DE DOSAGEM DE QUIMICOS	26.500	0,9576	25.380	14
1568	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				FOTOIONIZADOR PORTATIL	24.400	0,9262	22.600	9
1569	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				CELULA DE FLUXO CEBCPYSI	22.800	0,9262	21.120	9
1570	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				CONTROLADOR DIGITAL QEDMP15 (INCLUSO O QED38407)	22.700	0,9262	21.030	9
1571	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				BOMBA SUBMERSIVEL 380V MOD. NP3127 181 LT, 7,5KW	25.800	0,6796	17.540	6
1572	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL				BOMBA SUBMERSIVEL 380V MOD. NP3127 181 LT, 7,5KW	25.800	0,6796	17.540	6
1573	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	CETREL	EVP - EMISSARIO VIA PARAFUSO			EQUIPAMENTOS VIA PARAFUSO; 2 BOMBAS CENTRIFUGA; MODULO RTU, BOOST	156.000	0,9576	149.390	14

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1574	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			MB-5101A; FABRICANTE: KSB DO BRASIL; VAZAO: 2500 M^3/H NOMINAL; PRESSAO SHUT-OFF: 7,8 KGF/CM^2; TEMPPROJETO: 50ºC; POTENCIA: 815 CV; TENSAO: 4160 V; POTENCIA: 815 CV; CORRENTE: 98 A; FREQUENCIA: 60 HZ; FS: 1.15; ROTACAO: 1750 RPM	1.740.000	0,1560	271.440	2
1575	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			MB-5101B; FABRICANTE: KSB DO BRASIL; VAZAO: 2500 M^3/H NOMINAL; PRESSAO SHUT-OFF: 7,8 KGF/CM^2; TEMPPROJETO: 50ºC; POTENCIA: 815 CV; TENSAO: 4160 V; POTENCIA: 815 CV; CORRENTE: 98 A; FREQUENCIA: 60 HZ; FS: 1.15; ROTACAO: 1750 RPM	1.740.000	0,1560	271.440	2
1576	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			MB-5101C; FABRICANTE: KSB DO BRASIL; VAZAO: 2500 M^3/H NOMINAL; PRESSAO SHUT-OFF: 7,8 KGF/CM^2; TEMPPROJETO: 50ºC; POTENCIA: 815 CV; TENSAO: 4160 V; POTENCIA: 815 CV; CORRENTE: 98 A; FREQUENCIA: 60 HZ; FS: 1.15; ROTACAO: 1750 RPM	1.740.000	0,1560	271.440	2
1577	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			MB-5101D; FABRICANTE: KSB DO BRASIL; VAZAO: 2500 M^3/H NOMINAL; PRESSAO SHUT-OFF: 7,8 KGF/CM^2; TEMPPROJETO: 50ºC; POTENCIA: 815 CV; TENSAO: 4160 V; POTENCIA: 815 CV; CORRENTE: 98 A; FREQUENCIA: 60 HZ; FS: 1.15; ROTACAO: 1750 RPM	1.740.000	0,1560	271.440	2
1578	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			MB-5102A/B/C ; POTENCIA: 2 CV; TENSAO: 480 V; 3 CONJUNTOS	3.200	0,1560	500	2
1579	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			MB-5102B; POTENCIA: 2 CV; TENSAO: 480 V	3.200	0,1560	500	2
1580	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE			MB-5102C; POTENCIA: 2 CV; TENSAO: 480 V	3.200	0,1560	500	2
1581	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5118; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 08; FABRICANTE: EBARA; VAZAO NOMINAL: 110 M^3/H; PRESSAO NOMINAL: 130 MCA; PRESSAO DE SHUT-OFF: 212 MCA; NUMERO DE ESTAGIOS: 6 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 5"; ROTACAO NOMINAL: 3520 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60HZ; POTENCIA DO MOTOR: 75 CV; PESO MOTOR: 270 KG (C/ BOMBA = 355 KG)	42.700	0,1619	6.920	2
1582	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5119; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 09; FABRICANTE; VAZAO NOMINAL: 110 M^3/H; PRESSAO NOMINAL: 130 MCA; PRESSAO DE SHUT-OFF: 212 MCA; NUMERO DE ESTAGIOS: 6 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 5"; ROTACAO NOMINAL: 3520 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60HZ; POTENCIA DO MOTOR: 75 CV; PESO MOTOR: 270 KG (C/ BOMBA = 355 KG)	42.700	0,1619	6.920	2
1583	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5120; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 10; FABRICANTE; VAZAO NOMINAL: 162,5 M^3/H; PRESSAO NOMINAL: 127 MCA; PRESSAO DE SHUT-OFF; NUMERO DE ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA; ROTACAO NOMINAL; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60HZ; POTENCIA DO MOTOR; PESO MOTOR;	53.900	0,1619	8.730	2
1584	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5121; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 11; FABRICANTE; VAZAO NOMINAL: 162,5 M^3/H PRESSAO NOMINAL: 127 MCA PRESSAO DE SHUT-OFF; NUMERO DE ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA; ROTACAO NOMINAL; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60HZ; POTENCIA DO MOTOR; PESO MOTOR;	53.900	0,1619	8.730	2
1585	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5124; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 14; FABRICANTE: EBARA; VAZAO NOMINAL: 162,5 M^3/H; PRESSAO NOMINAL: 127 MCA; PRESSAO DE SHUT-OFF: 200 MCA; NUMERO DE ESTAGIOS: 5 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V;60 HZ; POTENCIA DO MOTOR: 115 CV; PESO MOTOR: 330 KG (C/ BOMBA = 445 KG)	53.900	0,1097	5.920	1
1586	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5125; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 15; FABRICANTE: EBARA; VAZAO NOMINAL: 162,5 M^3/H; PRESSAO NOMINAL: 127 MCA; PRESSAO DE SHUT-OFF: 200 MCA; NUMERO DE ESTAGIOS: 5 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V;60 HZ; POTENCIA DO MOTOR: 115 CV; PESO MOTOR: 330 KG (C/ BOMBA = 445 KG)	53.900	0,1128	6.080	1
1587	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5127; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 17; FABRICANTE: EBARA; VAZAO NOMINAL: 162,5 M^3/H; PRESSAO NOMINAL: 127 MCA; PRESSAO DE SHUT-OFF: 200 MCA; NUMERO DE ESTAGIOS: 5 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V;60 HZ; POTENCIA DO MOTOR: 115 CV; PESO MOTOR: 330 KG (C/ BOMBA = 445 KG)	53.900	0,1128	6.080	1
1588	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5131; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 18; FABRICANTE: EBARA; VAZAO NOMINAL: 162,5 M^3/H; PRESSAO NOMINAL: 127 MCA; PRESSAO DE SHUT-OFF: 200 MCA; NUMERO DE ESTAGIOS: 5 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V;60 HZ; POTENCIA DO MOTOR: 115 CV; PESO MOTOR: 330 KG (C/ BOMBA = 445 KG)	53.900	0,1128	6.080	1

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1589	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5132; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 19; FABRICANTE: EBARA; VAZAO NOMINAL: 230 M³/H; PRESSAO NOMINAL: 156 MCA; PRESSAO DE SHUT-OFF: 248 MCA; NUMERO DE ESTAGIOS: 6 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60 HZ; POTENCIA DO MOTOR: 200 CV; PESO MOTOR: 380 KG (C/ BOMBA = 521 KG)	90.600	0,1862	16.870	2
1590	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5133; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 20; FABRICANTE: EBARA; VAZAO NOMINAL: 240 M3/H; PRESSAO NOMINAL: 152; PRESSAO DE SHUT-OFF: 256; NUMERO DE ESTAGIOS: 6; DIAMETRO DO BOCAL DA DESCARGA: Ø 6 "; ROTACAO NOMINAL: 3840; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60 HZ; POTENCIA DO MOTOR: 200 CV; PESO MOTOR: 380 KG (C/ BOMBA = 521 KG)	91.400	0,1862	17.020	2
1591	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5134; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 21; FABRICANTE; VAZAO NOMINAL: 230 M³/H; PRESSAO NOMINAL: 156 MCA; PRESSAO DE SHUT-OFF; NUMERO DE ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA; ROTACAO NOMINAL; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60 HZ; POTENCIA DO MOTOR: PESO MOTOR:	90.600	0,1862	16.870	2
1592	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			B-5135; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 22; FABRICANTE: EBARA; VAZAO NOMINAL: 230 M³/H; PRESSAO NOMINAL: 156 MCA; PRESSAO DE SHUT-OFF: 248 MCA; NUMERO DE ESTAGIOS: 6 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60 HZ; POTENCIA DO MOTOR: 200 CV; PESO MOTOR: 380 KG (C/ BOMBA = 521 KG)	90.600	0,1862	16.870	2
1593	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			MB-5128A; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA DO NUCLEO DE BOMBEAMENTO DA ADUTORA IV, PARA A UTA TENSAO: 480 V; POTENCIA: 480 HP; VAZAO NOMINAL: 470 M³/H; PRESSAO: 6,2 KGF/CM²	1.280.000	0,3503	448.390	6
1594	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			MB-5128B; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA DO NUCLEO DE BOMBEAMENTO DA ADUTORA IV, PARA A UTA TENSAO: 480 V; POTENCIA: 480 HP; VAZAO NOMINAL: 470 M³/H; PRESSAO: 6,2 KGF/CM²	1.280.000	0,3503	448.390	6
1595	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS			MB-5128C; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA DO NUCLEO DE BOMBEAMENTO DA ADUTORA IV, PARA A UTA TENSAO: 480 V; POTENCIA: 480 HP; VAZAO NOMINAL: 470 M³/H; PRESSAO: 6,2 KGF/CM²	1.280.000	0,3503	448.390	6
1596	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-0106A; FUNCAO: CONJUNTO MOTOR E BOMBA, DE PRESSURIZACAO DO SISTEMA DE COMBATE A INCENDIOS; FABRICANTE: WEG; TENSAO: 480 V; CORRENTE NOMINAL: 185 A; ROTACAO: 3565 RPM; POTENCIA: 150 CV; VAZAO NOMINAL: 150 M³/H; PRESSAO SHUT-OFF: 18 KGF/CM²	287.700	0,1560	44.890	2
1597	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-102A; FUNCAO: CONJUNTO MOTOR E BOMBA, DE AGUA PARA O SISTEMA DE COMBATE A INCENDIOS; FABRICANTE: SIEMMENS; TENSAO: 4,16 KV; CORRENTE NOMINAL: 52 A; ROTACAO: 1765 RPM; POTENCIA: 408 CV; VAZAO NOMINAL: 360 M³/H; PRESSAO SHUT-OFF: 19 KGF/CM²	970.000	0,1560	151.320	2
1598	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-102B; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA PARA O SISTEMA DE COMBATE A INCENDIOS; FABRICANTE: ARNO; TENSAO: 4,16 KV; CORRENTE NOMINAL: 48 A; ROTACAO: 1765 RPM; POTENCIA: 400 CV; VAZAO NOMINAL: 360 M³/H; PRESSAO SHUT-OFF: 19 KGF/CM²	970.000	0,1560	151.320	2
1599	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-102C; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA PARA O SISTEMA DE COMBATE A INCENDIOS; FABRICANTE: ARNO; TENSAO: 4,16 KV; CORRENTE NOMINAL: 48 A; ROTACAO: 1765 RPM; POTENCIA: 400 CV; VAZAO NOMINAL: 360 M³/H; PRESSAO SHUT-OFF: 19 KGF/CM²	970.000	0,1560	151.320	2
1600	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-103A; FUNCAO: CONJUNTO MOTOR BOMBA, DE AGUA PARA O SISTEMA DE COMBATE A INCENDIOS; FABRICANTE: ARNO; TENSAO: 4,16 KV; CORRENTE NOMINAL: 121 A; ROTACAO: 1750 RPM; POTENCIA: 1000 CV; VAZAO NOMINAL: 1080 M³/H; PRESSAO SHUT-OFF: 15 KGF/CM²	1.280.000	0,1560	199.680	2
1601	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-5102; FUNCAO: CONJUNTO MOTOR E BOMBA, DE AGUA PARA A UTA; FABRICANTE: ARNO; TENSAO: 4,16 KV; CORRENTE NOMINAL: 74 A; ROTACAO: 1182 RPM; POTENCIA: 600 CV; VAZAO NOMINAL: 5250 M³/H; PRESSAO SHUT-OFF: 1,9 KGF/CM²	1.470.000	0,1560	229.320	2
1602	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-5104A; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA PARA A UTA; FABRICANTE: BUFALO; TENSAO: 480 V; CORRENTE NOMINAL: 185 A; ROTACAO: 1770 RPM; POTENCIA: 150 CV; VAZAO NOMINAL: 1500 M³/H; PRESSAO SHUT-OFF: 1,8 KGF/CM²	287.700	0,1560	44.890	2
1603	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-5104B; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA PARA A UTA; FABRICANTE: BUFALO; TENSAO: 480 V; CORRENTE NOMINAL: 185 A; ROTACAO: 1770 RPM; POTENCIA: 150 CV; VAZAO NOMINAL: 1500 M³/H; PRESSAO SHUT-OFF: 1,8 KGF/CM²	287.700	0,1560	44.890	2

DELOITTE TOUCHE TOHMATSU | **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL | **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1604	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MOV-01051; FUNCAO: VALVULA MOTORIZADA DE BLOQUEIO, PARA SEPARACAO DOS RS I E RS II; FABRICANTE: BARBARA; DIAMETRO NOMINAL: 20"; TIPO: GAVETA, EXTREMIDADES FLANGEADAS, FACE COM RESSALTO, 150 LBS; FABRICANTE ATUADOR: MITO; MODELO ATUADOR: ACV 1000; TIPO DO ATUADOR: ELETRICO COM ALAVANCA DE SELECAO DE VOLANTE; MOTOR ELETRICO: WEG, TRIFASICO	10.900	0,1601	1.750	2
1605	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			GERADOR GD-0051-01; FUNCAO: ALIMENTACAO ELETRICA PARA A MOV-01051; FABRICANTE: LEON HEIMER; POTENCIA: 30 KVA; TENSAO: 220 V; FREQUENCIA: 60 HZ; CLASSE ISOLAMENTO: F; GRAU DE PROTECAO: IPW-55	10.900	0,1601	1.750	2
1606	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			B-0051-01A; FUNCAO: BOMBA A MOTOR DIESEL , DE AGUA DE COMBATE A INCENDIOS; FABRICANTE: SULZER; MODELO: SM-302-640; VAZAO NOMINAL: 1080 M^3/H; ROTACAO: 1750 RPM; AMT: 148 MCA; POTENCIA: 840 HP; RENDIMENTO: 0.73	1.780.000	0,1601	284.980	2
1607	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-0051-01A; FUNCAO: MOTOR A DIESEL DA B-0051-01A; FABRICANTE: DETROIT; MODELO: 12 V -149 T; POTENCIA: 840 HP; TEMP ARREFECIMENTO: 715 A 85 OC; PRESSAO OLEO: 3,3 A 4,7 KGF/CM^2; ROTACAO NOMINAL: 1780 RPM; MARCHA LENTA: 800 RPM; SOBRE VELOCIDADE: 2220 RPM; NO DE CILINDROS: 12	1.780.000	0,1601	284.980	2
1608	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			TQ-0051-02A; FUNCAO: TANQUE PARA OLEO DIESEL DO MB-0051-01A; TIPO: CILINDRO HORIZONTAL COM TAMPOS PLANOS; CAPACIDADE: 1700 LITROS	8.400	0,1601	1.350	2
1609	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			B-0051-01B; FUNCAO: BOMBA A MOTOR DIESEL , DE AGUA DE COMBATE A INCENDIOS; FABRICANTE: GOULDS BOMBAS E EQUIPAMLTDA; MODELO: 3405 L; VAZAO NOMINAL: 360 M^3/H; ROTACAO: 1750 RPM; AMT: 150 MCA; POTENCIA: 277,8 HP; RENDIMENTO: 0,72	970.000	0,1601	155.300	2
1610	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-0051-01B; FUNCAO: MOTOR A DIESEL DA B-0051-01B; FABRICANTE: CUMMINS; MODELO: WTTA-855-G; POTENCIA: 420 CV; TEMP ARREFECIMENTO: 715 A 85 OC; PRESSAO OLEO: 3,3 A 4,7 KGF/CM^2; ROTACAO NOMINAL: 1780 RPM; MARCHA LENTA: 800 RPM; SOBRE VELOCIDADE: 2220 RPM; NO DE CILINDROS: 6	1.780.000	0,1601	284.980	2
1611	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			B-0051-01C; FUNCAO: BOMBAS A MOTOR DIESEL , DE AGUA DE COMBATE A INCENDIOS; FABRICANTE: SULZER; MODELO: SM 203 640; VAZAO NOMINAL: 500 M^3/H; ROTACAO: 1780 RPM; AMT: 150 MCA; POTENCIA: 420,9 HP; RENDIMENTO: 0,66	1.190.000	0,1601	190.520	2
1612	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			B-0051-01D; FUNCAO: BOMBAS A MOTOR DIESEL , DE AGUA DE COMBATE A INCENDIOS; FABRICANTE: SULZER; MODELO: SM 203 640; VAZAO NOMINAL: 500 M^3/H; ROTACAO: 1780 RPM; AMT: 150 MCA; POTENCIA: 420,9 HP; RENDIMENTO: 0.66	1.190.000	0,1601	190.520	2
1613	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-0051-01C; FUNCAO: MOTORES A DIESEL DAS B-0051-01 C E D; FABRICANTE: WEG MOTORES LTDA; MODELO: 80; POTENCIA: 500 CV; ROTACAO: 1800 RPM; NO DE CILINDROS: 8	570.000	0,1601	91.260	2
1614	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-0051-01D; FUNCAO: MOTORES A DIESEL DAS B-0051-01 C E D; FABRICANTE: WEG MOTORES LTDA; MODELO: 80; POTENCIA: 500 CV; ROTACAO: 1800 RPM; NO DE CILINDROS: 8	570.000	0,1601	91.260	2
1615	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			B-0051-02; FUNCAO: BOMBA DE DESCARREGAMENTO DE OLEO DIESEL; FABRICANTE: KBS; MODELO: KBS ANS 40-125; VAZAO: 20 M^3/H; ROTACAO: 1750 RPM; AMT: 6 MCA; POTENCIA: 0,83 CV; RENDIMENTO: 0,48	3.200	0,1601	520	2
1616	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			MB-0051-02; FUNCAO: MOTOR DA B-0051-02; FABRICANTE: WEG MOTORES LTDA; MODELO: 80; POTENCIA NOMINAL: 1,5 CV; TENSAO NOMINAL: 220 V; FREQUENCIA: 60 HZ; ROTACAO: 1690 RPM; CORRENTE NOMINAL: 6A	4.100	0,1601	660	2
1617	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA			TQ-0051-01; FUNCAO: TANQUE PRINCIPAL DE OLEO DIESEL; ABASTECE OS TQ-0051-01A/B/C/D; FABRICANTE: ICESA; TIPO: CILINDRO HORIZONTAL COM TAMPOS PLANOS; CAPACIDADE: 10000 LITROS	30.000	0,1601	4.810	2

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1618	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	UNIDADE DE TRATAMENTO DE ÁGUA – FILTRAÇÃO			SISTEMA DE FILTRACAO COMPOSTO POR: B-5204A; FUNCAO: BOMBAS DE AGUA DE CONTRA LAVAGEM DOS FT-5201A/B/C/D/E/F/G/H; TIPO: CENTRIFUGA; FABRICANTE: SULZER; VAZAO NOMINAL: 1320 M3/H; ROTACAO: 1150 RPM; MOTOR: GE; POTENCIA: 125 CV; TENSAO: 440 V; FREQUENCIA: 60 HZ; ROTACAO: 1.180 RPM | B-5230A; FUNCAO: BOMBAS DE AGUA DE LAVAGEM SUPERFICIAL DOS FT-5201A/B/C/D/E/F/G/H; TIPO: CENTRIFUGA HORIZONTAL; FABRICANTE: OMEL; NPSH REQUERIDO: 2,6 M; ROTACAO: 3.500 RPM; VAZAO MINIMA: 65 M3/H; PRESSAO DIFERENCIAL: 10 HG/CM2; ACIONADOR: MOTOR ELETRICO; POTENCIA: 50 CV; ROTACAO: 3500 RPM; TENSAO: 440 V; FREQUENCIA: 60 HZ | B-5204B; FUNCAO: BOMBAS DE AGUA DE CONTRA LAVAGEM DOS FT-5201A/B/C/D/E/F/G/H; TIPO: CENTRIFUGA; FABRICANTE: SULZER; VAZAO NOMINAL: 1320 M3/H; ROTACAO: 1150 RPM; MOTOR: GE; POTENCIA: 125 CV; TENSAO: 440 V; FREQUENCIA: 60 HZ; ROTACAO: 1.180 RPM | B-5230B; FUNCAO: BOMBAS DE AGUA DE LAVAGEM SUPERFICIAL DOS FT-5201A/B/C/D/E/F/G/H; TIPO: CENTRIFUGA HORIZONTAL; FABRICANTE: OMEL; NPSH REQUERIDO: 2,6 M; ROTACAO: 3.500 RPM; VAZAO MINIMA: 65 M3/H; PRESSAO DIFERENCIAL: 10 HG/CM2; ACIONADOR: MOTOR ELETRICO; POTENCIA: 50 CV; ROTACAO: 3500 RPM; TENSAO: 440 V; FREQUENCIA: 60 HZ | MB-5214A; FUNCAO: BOMBAS BOOSTER PARA ARRASTE DE CLORO; TIPO: CENTRIFUGA HORIZONTAL; MODELO: A2-50-250; VAZAO UNITARIA: 30 M3/H; ALTURA MANOMETRICA: 95 MCA; MATERIAL: FERRO FUNDIDO; VEDACAO: GAXETA ASBESTOS; FABRICACAO: SULZER WEISE; MOTOR ELETRICO; TIPO: HORIZONTAL COM ROTOR DE SAIDA; POTENCIA: 440 CV; CARACTERISTICAS ELETRICAS: 440V-60HZ-II POLOS; ROTACAO: 3.500 RPM; FABRICACAO: WEG; CARCACA: TFVE ISOLACAO CLASSE B | MB-5214B; FUNCAO: BOMBAS BOOSTER PARA ARRASTE	5.720.000	0,1579	903.190	2
1619	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	UNIDADE DE TRATAMENTO DE ÁGUA – ÁGUA POTÁVEL, RECUPERAÇÃO, REGENERAÇÃO E NEUTRALIZAÇÃO DE EFLUENTES			SISTEMA DE AGUA POTAVEL, NEUTRALIZACAO, RECUPERACAO E REGENERACAO DE EFLUENTES COMPOSTO POR: MB-5223B; FABRICANTE: SULZER WEIZE; TIPO: A2 80-160; VAZAO: 150 M3/H; TEMP: AMBIENTE; NPSH: 4,6; POTENCIA: 40CV; HT: 40 M; ROTACAO: 3500 RPM; MOTOR; FABRICANTE: ARNO; TIPO: ASSINCRONO TRIFASICO; MODELO: ERQ 180 LX; POTENCIA: 40 CV; RPM: 3490 RPM; FREQUENCIA: 60 HZ; TENSAO: 440 V; CORRENTE: 49 A; CAT: B | MB-5210A; MOTOR; FABRICANTE: GENERAL ELETRIC; FREQUENCIA: 60 HZ; POTENCIA: 2 CV; ROTACAO: 1.715 RPM; CARCACA: 145 T TIPO CAT. B A-3.58; REDUTOR; FABRICANTE: TRANSMOTECNICA; TIPO: U.G . 4 A; ROTACAO ENTR: 1800 RPM; REDUCAO: 1.15; POT NOMINAL: 1.45 CV; LUBRIFICACAO: GRAX A; SINT: 0,84L | MB-5210B; MOTOR; FABRICANTE: GENERAL ELETRIC; FREQUENCIA: 60 HZ; POTENCIA: 2 CV; ROTACAO: 1.715 RPM; CARCACA: 145 T TIPO CAT. B A-3.58; REDUTOR; FABRICANTE: TRANSMOTECNICA; TIPO: U.G . 4 A; ROTACAO ENTR: 1800 RPM; REDUCAO: 1.15; POT NOMINAL: 1.45 CV; LUBRIFICACAO: GRAX A; SINT: 0,84L | BOMBA B-5240A; VAZAO: 200 M3/H | BOMBA B-5240B; VAZAO: 200 M3/H | BOMBA B-5240C; VAZAO: 200 M3/H | BOMBA B-5240D; VAZAO: 200 M3/H | TANQUE TQ-5215-B | TANQUE TQ-5215C | TANQUE TQ-5216A; CAPACIDADE: 7,9 M3 | TANQUE TQ-5216B | TANQUE TQ-5216C | MOTOBOMBA MB-5217A; VAZAO: 38 M3/H; POTENCIA: 5 HP | MOTOBOMBA MB-5217B; VAZAO: 38 M3/H; POTENCIA: 5 HP | BOMBA B-5207; POTENCIA: 7,5 CV | BOMBA B-5211A; VAZAO: 2,160 M^3/H | BOMBA B-5211B; VAZAO: 2,160 M^3/H | BOMBA B-5211C; VAZAO: 2,160 M^3/H | BOMBA B-5211D; VAZAO: 0,720 M^3/H | BOMBA B-5211E; VAZAO: 0,720 M^3/H | BOMBA B-5212A; VAZAO: 1,570 M^3/H | BOMBA B-5212B; VAZAO: 1,570 M^3/H | BOMBA B-5212C; VAZAO: 1,570 M^3/H | BOMBA B-5212D; VAZAO: 0,820 M^3/H | BOMBA B-	35.700.000	0,1579	5.637.030	2
1620	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	UNIDADE DE TRATAMENTO DE ÁGUA – CLARIFICAÇÃO			SISTEMA DE CLARIFICACAO DE AGUA, COMPOSTO POR: BOMBA B-5201A; VAZAO: 1960M3/H; POTENCIA: 450 HP | BOMBA B-5201C; VAZAO: 1960M3/H; POTENCIA: 450 HP | BOMBA B-5201D; VAZAO: 1950M3/H; POTENCIA: 450 HP | BOMBA B-5201E; VAZAO: 1950M3/H; POTENCIA: 450 HP | AGITADOR A-5203C; POTENCIA: 10 HP | AGITADOR A-5203D; POTENCIA: 10 HP | MOTOBOMBA MB-5231A; POTENCIA: 0,75 HP; CAPACIDADE: 260 L/H | MOTOBOMBA MB-5231B; POTENCIA: 0,75 HP; CAPACIDADE: 260 L/H | MOTOBOMBA MB-5231C; POTENCIA: 0,75 HP; CAPACIDADE: 260 L/H | MOTOBOMBA MB-5231D; POTENCIA: 0,75 HP; CAPACIDADE: 260 L/H | BOMBA B-5234A; POTENCIA: 0,75HP; CAPACIDADE: 378 L/H | BOMBA B-5234B; POTENCIA: 0,75HP; CAPACIDADE: 378 L/H | MOTOBOMBA MB-5219C; POTENCIA: 0,75 HP; CAPACIDADE: 355 L/H | MOTOBOMBA MB-5219D; POTENCIA: 0,75 HP; CAPACIDADE: 355 L/H | MOTOBOMBA MB-5219E;	83.750.000	0,1579	13.224.130	2

DELOITTE TOUCHE TOHMATSU | **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL | **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS | **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Grupo de bens	Local	Empresa	Área	Sub-área	TAG	Descrição Física	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1621	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	UNIDADE DE TRATAMENTO DE ÁGUA – DESMINERALIZAÇÃO I			SISTEMA DE DESMINERALIZACAO DE AGUA, COMPOSTO POR: VASO V-5201A; VAZAO: 261 M3/H; CAPACIDADE: 11.500 L | VASO V-5201B; VAZAO: 261 M3/H; CAPACIDADE: 11.500 L | VASO V-5201C; VAZAO: 261 M3/H; CAPACIDADE: 11.500 L | VASO V-5201D; VAZAO: 261 M3/H; CAPACIDADE: 11.500 L | VASO V-5202A; VAZAO: 200M3/H | VASO V-5202B; VAZAO: 200M3/H | VASO V-5202C; VAZAO: 200M3/H | VASO V-5202D; VAZAO: 200M3/H | VALVULA V-5202J; VAZAO: 200M3/H | VASO V-5202J; CAPACIDADE: 200 M3/H | TORRE DESCARBONATADORAS T-5201A; VAZAO: 327 M3/H; CAPACIDADE: 987 M3/H | TORRE DESCARBONATADORAS T-5201B; VAZAO: 327 M3/H; CAPACIDADE: 987 M3/H | TORRE DESCARBONATADORAS T-5201C; VAZAO: 327 M3/H; CAPACIDADE: 987 M3/H | SOPRADOR DA TORRE DESCARBONATADORA MSP-5201A; VAZAO: 270 M3/MIN; POTENCIA: 20 HP |	100.500.000	0,1560	15.678.000	2
1622	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	UNIDADE DE TRATAMENTO DE ÁGUA – DESMINERALIZAÇÃO II			SISTEMA DE DESMINERALIZACAO DE AGUA, COMPOSTO POR: VASO V-5201E; VAZAO: 250 M3/H; CAPACIDADE: 16.200 L | VASO V-5201F; VAZAO: 250 M3/H; CAPACIDADE: 16.200 L | VASO V-5201G; VAZAO: 250 M3/H; CAPACIDADE: 16.200 L | VASO V-5201H; VAZAO: 250 M3/H; CAPACIDADE: 16.200 L | VASO V-5202E; VAZAO: 250 M3/H | VASO V-5202F; VAZAO: 250 M3/H | VASO V-5202G; VAZAO: 250 M3/H | VASO V-5202H; VAZAO: 250 M3/H | VASO V-5202I; VAZAO: 250 M3/H | VENTILADORES SP-5201D; VAZAO: 236 M3/MIN; POTENCIA: 20 CV | VENTILADORES SP-5201E; VAZAO: 236 M3/MIN; POTENCIA: 20 CV | VENTILADORES SP-5201F; VAZAO: 236 M3/MIN; POTENCIA: 20 CV | BOMBA B-5205F; VAZAO: 333 M3/H; POTENCIA: 150 HP | BOMBA B-5205G; VAZAO: 333 M3/H; POTENCIA: 150 HP | BOMBA B-5205H; VAZAO: 333 M3/H; POTENCIA: 150 HP | BOMBA B-5205I; VAZAO: 333 M3/H;	100.500.000	0,1601	16.090.050	2
1623	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	UTILIDADES			TALHA ELETRICA; FAB: SAMM; CAP: 2T	7.000	0,1439	1.010	1
1624	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	SKID			SISTEMA DE DOSAGEM DE LAMA; SKID; COM BOMBAS, EQUIPAMENTOS E INST/	9.610.000	0,9728	9.348.610	19
1625	MÁQUINAS E EQUIPAMENTOS	CAMAÇARI	DAC	DOSAGEM DE CAL			SISTEMA DE DOSAGEM DE CAL; COM TANQUE, DOSADOR; BOMBAS E INSTALAÇ	1.800.000	0,9728	1.751.040	19
							CETREL	**243.602.700**		**58.354.050**	
							DAC	**365.589.200**		**67.790.850**	
							TOTAL GERAL	**609.191.900**		**126.144.900**	

DELOITTE TOUCHE TOHMATSU **CETREL/DAC**

AVALIAÇÃO PATRIMONIAL **DATA-BASE: 31/12/2016**

GRUPO DE BENS: MÁQUINAS E EQUIPAMENTOS **VALORES EM REAIS (R$) / VIDAS EM ANOS**

Item	Empresa	Conta Contabil	Descrição	Placa	Renavam	Chassis	Ano / Modelo	Valor de Reposição	Coeficiente de Deprec. (Kd)	Valor de Mercado	Vida Útil Reman.
1	CETREL	VEÍCULOS	CAMIONETE; MOD: L200	NZE-2973	352051515	93XPNK740CCB82869	2011/2012	55.820	1,000	55.820	2
2	CETREL	VEÍCULOS	REBOQUE; MOD: RECLAL CS RC	NZE-3756	349550021	9A9F30019BBDZ2002	2011/2011	20.000	1,000	20.000	2
3	CETREL	VEÍCULOS	REBOQUE; MOD: TEXAS T500	PJL-2981	1059810503	9A9RC04118FCH9444	2007/2008	8.000	1,000	8.000	2
4	CETREL	VEÍCULOS	AMBULANCIA; MOD: I/JINBEI VAN	NTW-1028	258454431	LSYHKAAA1AK006809	2010/2010	35.730	1,000	35.730	2
5	CETREL	VEÍCULOS	CAMIONETE; MOD: FORD RANGER	PJG-5879	1049451981	8AFAR23N7FJ304077	2014/2015	76.180	1,000	76.180	2
6	CETREL	VEÍCULOS	CAMIONETE; MOD: FORD RANGER	PJG-3948	1049462910	8AFAR23N7FJ304144	2014/2015	76.180	1,000	76.180	2
7	CETREL	VEÍCULOS	CAMIONETE; MOD: OROCH	PKA-6251	1093630091	93Y9SR0F5GJ371091	2016/2016	57.270	1,000	57.270	2
8	CETREL	VEÍCULOS	CAMINHÃO; MOD: FORD CARGO 1719	OKL-2892	451632190	9BFYEAGB2D8S15896	2012/2013	129.630	1,000	129.630	1
9	CETREL	VEÍCULOS	MOTOCICLETA; MOD: HONDA NXR150	NZE-0139	347908276	9C2KD0560BR106301	2011/2011	6.600	1,000	6.600	1
10	DAC	VEÍCULOS	CAMIONETE; MOD: OROCH	PJX-6912	1085497965	93Y9SR0F5GJ354441	2016/2016	57.270	1,000	57.270	1
11	DAC	VEÍCULOS	CAMINHÃO; MOD: FORD/CARGO 1723	PJA-1519	1039268584	9BFYEAHD8FBS77614	2014/2015	155.250	1,000	155.250	1

CETREL	**VEÍCULOS**	**VEÍCULOS - CETREL**	**465.410**		**465.410**
DAC	**VEÍCULOS**	**VEÍCULOS - DAC**	**212.520**		**212.520**

ATTACHMENT 6

BALANCETE CETREL (31/12/2016)

1 - ATIVO	751,181,025.87	100,606,083.24	92,312,929.48	759,474,179.63
1.1 - CIRCULANTE	43,409,543.96	77,485,395.75	68,789,540.65	52,105,399.06
1.1.01 - DISPONIBILIDADES	3,202,250.11	43,295,349.75	45,531,784.38	965,815.48
1.1.01.01 - FUNDO FIXO	2,500.00	3	2,503.00	0
1.1.01.01.0001 - CAIXA	2,500.00	3	2,503.00	0
1.1.01.01.0001.327773 - ROSA MARIA OLIVEIRA DANTAS	500	0	500	0
1.1.01.01.0001.661170 - CAIXA - CONSTITUICAO	0	3	3	0
1.1.01.01.0001.986710 - DARIO TAVARES	2,000.00	0	2,000.00	0
1.1.01.02 - BANCOS	2,403,619.80	43,232,822.71	44,898,854.77	737,587.74
1.1.01.02.0001 - CONTA MOVIMENTO SPE	2,403,619.80	41,777,536.71	43,443,568.77	737,587.74
1.1.01.02.0001.199953 - CETREL SA BRAD. AG 2372 C/C 9453-(	1,257.95	2,228,346.72	2,226,054.55	3,550.12
1.1.01.02.0001.332397 - CETREL SA BB AG 3132-1 C/C 109323-1	12,583.27	0	2,399.09	10,184.18
1.1.01.02.0001.361999 - CETREL(CSC)BRAD AG 2372 C/C28365-7	183,433.76	13,435,989.17	13,544,698.08	74,724.85
1.1.01.02.0001.921590 - CETREL SA BRADESCO AG 2864-9 C/C 12095-2	2,051,765.42	17,030,942.98	18,513,376.72	569,331.68
1.1.01.02.0001.921594 - CETREL SA BRADESCO AG 3579-3 C/C 13306-C	302.1	0	42.8	259.3
1.1.01.02.0001.921595 - CETREL SA ITAU AG 501 C/C 28705-6	13,130.17	381,769.63	348,315.33	46,584.47
1.1.01.02.0001.921596 - CETREL SA NORDESTE AG 142 C/C 20473-C	118.76	0	15	103.76
1.1.01.02.0001.921598 - CETREL SA SAFRA AG 8 C/C 205023-6	116.4	0.42	29.3	87.52
1.1.01.02.0001.921601 - CETREL SA SANTANDER AG 2291 CC 13000046/	62.99	0	0	62.99
1.1.01.02.0001.921603 - CETREL SA CEF AG 3183 C/C 308-4	1,777.65	0	0	1,777.65
1.1.01.02.0001.921604 - CETREL SA CEF AG 672 C/C 3754-0	8,857.94	741,000.00	740,212.32	9,645.62
1.1.01.02.0001.930990 - CETREL SA BRADESCO AG 2864-9 C/C 12099-5	110,556.34	5,329,487.79	5,439,697.82	346.31
1.1.01.02.0001.953030 - CETREL SA BRADESCO AG 2864-9 C/C 12098-7	19,657.05	2,630,000.00	2,628,727.76	20,929.29
1.1.01.02.0002 - BANCOS CONTA ARRECADACAO	0	1,455,286.00	1,455,286.00	0
1.1.01.02.0002.921592 - CETREL SA BRADESCO AG 2864-9 C/C 12393-5	0	1,455,286.00	1,455,286.00	0
1.1.01.03 - APLICACOES FINANCEIRAS LIQUIDEZ IMEDIATA	796,130.31	62,524.04	630,426.61	228,227.74
1.1.01.03.0001 - APLICACOES LIQUIDEZ IMEDIATA CSC	796,130.31	62,524.04	630,426.61	228,227.74
1.1.01.03.0001.971110 - CETREL SA BRAD. AG 2864-9 C/C 12099-5 F	796,130.31	62,524.04	630,426.61	228,227.74
1.1.02 - CONTAS A RECEBER	26,889,035.68	27,974,735.73	18,428,393.15	36,435,378.26
1.1.02.02 - CONTAS A RECEBER DE CLIENTES	36,330,734.01	18,548,585.93	18,303,569.24	36,575,750.70
1.1.02.02.0001 - CONTAS RECEBER CONTRATOS DE PREST.SERV.	25,659,566.87	11,443,324.86	12,384,618.22	24,718,273.51
1.1.02.02.0001.858752 - CONTAS A RECEBER - CETREL	25,659,566.87	11,443,324.86	12,384,618.22	24,718,273.51
1.1.02.02.0004 - PREVISAO DE FATURAMENTO	7,311,040.89	6,896,020.62	5,918,551.02	8,288,510.49
1.1.02.02.0004.744953 - PREVISAO DE FATURAMENTC	7,311,040.89	6,896,020.62	5,918,551.02	8,288,510.49
1.1.02.02.0100 - OUTRAS CONTAS A RECEBER	3,360,126.25	209,240.45	400	3,568,966.70
1.1.02.02.0100.626289 - FATURAS EMITIDAS - OUTROS	3,360,126.25	209,240.45	400	3,568,966.70
1.1.02.03 - DIREITOS A FATURAR A VENCER	0	800,000.00	0	800,000.00
1.1.02.03.0003 - DIREITOS A FATURAR A VENCER OUTROS CLIEN	0	800,000.00	0	800,000.00
1.1.02.03.0003.625956 - DIREITOS A FATURAR A VENCER OUTROS CLIEN	0	800,000.00	0	800,000.00
1.1.02.04 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,123.46 C	8,625,467.03	124,823.91	933,480.34 C
1.1.02.04.0001 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,123.46 C	8,625,467.03	124,823.91	933,480.34 C
1.1.02.04.0001.626026 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,123.46 C	8,625,467.03	124,823.91	933,480.34 C
1.1.02.05 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.02.05.0001 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.02.05.0001.626066 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.05 - OUTRAS CONTAS A RECEBER	946,570.56	516,069.36	1,339,733.74	122,906.20
1.1.05.03 - DEPOSITOS / CAUCOES	17,313.19	0	0	17,313.19
1.1.05.03.0001 - DEPOSITOS / CAUCOES	17,313.19	0	0	17,313.19
1.1.05.03.0001.663786 - CAUCOES	17,313.19	0	0	17,313.19
1.1.05.04 - ADIANTAMENTOS DIVERSOS	928,564.74	495,319.00	1,318,290.73	105,593.01
1.1.05.04.0001 - ADIANTAMENTOS POR CONTA DE SALARIO	687,504.88	464,781.19	1,079,450.84	72,835.23
1.1.05.04.0001.626286 - ADIANTAMENTOS POR CONTA DE SALARIO	0	337,710.00	337,710.00	0
1.1.05.04.0001.705697 - ADIANTAMENTO DE 13 SALARIC	667,158.22	856.96	668,015.18	0

BALANCETE CETREL (31/12/2016)

1.1.05.04.0001.705698 - ADIANTAMENTO DE FERIAS	20,346.66	126,214.23	73,725.66	72,835.23
1.1.05.04.0002 - ADIANTAMENTOS A TERCEIROS	183,499.86	8,598.69	183,499.89	8,598.66
1.1.05.04.0002.647046 - ADIANTAMENTOS A TERCEIROS	183,499.86	8,598.69	183,499.89	8,598.66
1.1.05.04.0003 - ADIANTAMENTOS PARA DESPESAS	57,560.00	8,500.00	54,940.00	11,120.00
1.1.05.04.0003.188400 - ABDON LIMA GOES NETO	620	0	620	0
1.1.05.04.0003.189179 - LUCAS DOS SANTOS FIGUEIREDO	5,000.00	0	5,000.00	0
1.1.05.04.0003.190429 - TIAGO DE AZEVEDO FERREIRA	3,000.00	0	3,000.00	0
1.1.05.04.0003.197301 - HUGO BARRETO OLIVEIRA	620	0	620	0
1.1.05.04.0003.198092 - RODRIGO MARTINS DA SILVA	3,000.00	0	3,000.00	0
1.1.05.04.0003.203025 - CATARINA DE MARTINS E GAROFALO	2,000.00	0	2,000.00	0
1.1.05.04.0003.203026 - ALEXANDRE ARRUDA FALCAO LIMA	3,000.00	0	3,000.00	0
1.1.05.04.0003.204425 - LUIS WALDEMAR CERQUEIRA DE SANTANA	2,000.00	0	0	2,000.00
1.1.05.04.0003.204437 - GISELLE MENDONCA RANGEL	700	0	700	0
1.1.05.04.0003.333060 - CLAUDIA CRISTINA AP DE SOUZA FONSECA	3,500.00	0	3,500.00	0
1.1.05.04.0003.359486 - ELIVALDO DE ARAUJO BATISTA	7,000.00	1,500.00	7,000.00	1,500.00
1.1.05.04.0003.360066 - JOSE RAIMUNDO DE CERQUEIRA	0	6,000.00	0	6,000.00
1.1.05.04.0003.361963 - CARLOS ALVAREZ SILVA	620	0	0	620
1.1.05.04.0003.362656 - BRUNO CARDOSO ALVES	1,000.00	0	1,000.00	0
1.1.05.04.0003.761404 - NELSON GONZALEZ DE OLIVEIRA LOPES	5,000.00	0	5,000.00	0
1.1.05.04.0003.765953 - CAROLINA SILVEIRA LEITE	4,000.00	0	4,000.00	0
1.1.05.04.0003.782354 - LUCIMARY MOREIRA GOMES CARDOSO	1,500.00	0	1,500.00	0
1.1.05.04.0003.988250 - ALAN SOUZA OLIVEIRA	0	1,000.00	0	1,000.00
1.1.05.04.0003.995310 - CHRISTIAN SANTANA DE LIMA	8,000.00	0	8,000.00	0
1.1.05.04.0003.997110 - EDNALDO RAMOS	7,000.00	0	7,000.00	0
1.1.05.04.0004 - PROGRAMA SOCIAL TRIBUTO AO FUTURO	0	13,439.12	400	13,039.12
1.1.05.04.0004.661648 - PROGRAMA SOCIAL TRIBUTO AO FUTURO	0	13,439.12	400	13,039.12
1.1.05.06 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.05.06.0001 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.05.06.0001.661768 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.06 - TRIBUTOS	7,347,396.00	4,190,837.84	1,793,317.70	9,744,916.14
1.1.06.01 - TRIBUTOS A RECUPERAR	7,024,108.69	715,692.09	505,172.05	7,234,628.73
1.1.06.01.0001 - CSLL	2,207,380.35	39,974.19	0	2,247,354.54
1.1.06.01.0001.626296 - CSLL	1,435,158.61	39,974.19	0	1,475,132.80
1.1.06.01.0001.693328 - ANTECIPACAO CSLL	703,298.16	0	0	703,298.16
1.1.06.01.0001.717539 - CSLL BASE NEGATIVA	68,923.58	0	0	68,923.58
1.1.06.01.0002 - PIS	20,619.87	27,948.18	25,983.29	22,584.76
1.1.06.01.0002.626301 - PIS	20,619.87	27,948.18	25,983.29	22,584.76
1.1.06.01.0003 - COFINS	95,035.81	141,663.18	119,922.81	116,776.18
1.1.06.01.0003.626302 - COFINS	95,035.81	141,663.18	119,922.81	116,776.18
1.1.06.01.0004 - IMPOSTO DE RENDA	2,742,936.51	92,654.36	272.67	2,835,318.20
1.1.06.01.0004.626303 - IMPOSTO DE RENDA	2,583,729.73	92,654.36	272.67	2,676,111.42
1.1.06.01.0004.661606 - IRRF 2009	17,346.08	0	0	17,346.08
1.1.06.01.0004.693329 - ANTECIPACAO IRPJ	132,855.90	0	0	132,855.90
1.1.06.01.0004.759623 - SALDO NEGATIVO IRPJ	9,004.80	0	0	9,004.80
1.1.06.01.0005 - IR SOBRE APLICAÇÃO FINANCEIRA	1,339,019.79	465.01	0	1,339,484.80
1.1.06.01.0005.626304 - IR SOBRE APLICAÇÃO FINANCEIRA	1,339,019.79	465.01	0	1,339,484.80
1.1.06.01.0007 - ISS	407,837.80	289,115.42	277,502.45	419,450.77
1.1.06.01.0007.661806 - ISS	407,837.80	289,115.42	277,502.45	419,450.77
1.1.06.01.0008 - INSS	208,187.98	35,707.20	37,422.34	206,472.84
1.1.06.01.0008.661866 - INSS A RECUPERAR	208,187.98	35,707.20	37,422.34	206,472.84
1.1.06.01.0009 - IOF	0	88,136.98	44,068.49	44,068.49
1.1.06.01.0009.706954 - IOF	0	88,136.98	44,068.49	44,068.49
1.1.06.01.0011 - PIS/COFINS/CSLL	3,090.58	27.57	0	3,118.15

BALANCETE CETREL (31/12/2016)

1.1.06.01.0011.803726 - PIS/COFINS/CSLL A RECUPERAR	3,090.58	27.57	0	3,118.15
1.1.06.03 - TRIBUTOS A RECUPERAR DE ORGAOS PUBLICOS	303,580.19	23.18	159.21	303,444.16
1.1.06.03.0001 - ISS A RECUPERAR	296,104.37	0	0	296,104.37
1.1.06.03.0001.626306 - ISS A RECUPERAR	296,104.37	0	0	296,104.37
1.1.06.03.0002 - IR A RECUPERAR	405.37	23.18	0	428.55
1.1.06.03.0002.658347 - IR A RECUPERAR	90.49	23.18	0	113.67
1.1.06.03.0002.658348 - IR A RECUPERAR (EXERCICIOS ANTERIORES)	314.88	0	0	314.88
1.1.06.03.0003 - COFINS A RECUPERAR	1,826.52	0	0	1,826.52
1.1.06.03.0003.626308 - COFINS A RECUPERAR	1,826.52	0	0	1,826.52
1.1.06.03.0004 - PIS A RECUPERAR	396.54	0	0	396.54
1.1.06.03.0004.626309 - PIS A RECUPERAR	396.54	0	0	396.54
1.1.06.03.0007 - ICMS A RECUPERAR	4,847.39	0	159.21	4,688.18
1.1.06.03.0007.626312 - ICMS A RECUPERAR	4,847.39	0	159.21	4,688.18
1.1.06.04 - PIS E COFINS NAO CUMULATIVOS	19,707.12	3,475,122.57	1,287,986.44	2,206,843.25
1.1.06.04.0003 - PIS SOBRE INSUMOS	3,515.37	50,439.47	48,780.72	5,174.12
1.1.06.04.0003.684709 - CREDITO DE PIS (-)	2,703.19	31,911.57	30,252.82	4,361.94
1.1.06.04.0003.978250 - CREDITO DE PIS S/ ESTOQUE	812.18	18,527.90	18,527.90	812.18
1.1.06.04.0004 - COFINS SOBRE INSUMOS	16,191.75	232,326.89	224,686.62	23,832.02
1.1.06.04.0004.684711 - CREDITO DE COFINS (-)	12,451.02	146,986.39	139,346.12	20,091.29
1.1.06.04.0004.978251 - CREDITO DE COFINS S/ ESTOQUE	3,740.73	85,340.50	85,340.50	3,740.73
1.1.06.04.0005 - CREDITO REMANESCENTE DE PIS	0	569,447.27	181,011.47	388,435.80
1.1.06.04.0005.958930 - CREDITO DE PIS	0	569,447.27	181,011.47	388,435.80
1.1.06.04.0006 - CREDITO REMANESCENTE DE COFINS	0	2,622,908.94	833,507.63	1,789,401.31
1.1.06.04.0006.958952 - CREDITO DE COFINS	0	2,622,908.94	833,507.63	1,789,401.31
1.1.07 - ESTOQUES	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.07.01 - ESTOQUE DE MATERIAIS	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.07.01.0001 - ESTOQUE DE MATERIAIS	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.07.01.0001.622728 - ESTOQUE DE MATERIAIS	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.08 - DESPESAS ANTECIPADAS	738,016.57	10,787.02	222,234.46	526,569.13
1.1.08.01 - DESPESAS ANTECIPADAS	738,016.57	10,787.02	222,234.46	526,569.13
1.1.08.01.0001 - SEGUROS A APROPRIAR	584,661.85	10,786.02	68,878.74	526,569.13
1.1.08.01.0001.626317 - SEGUROS A APROPRIAR	584,661.85	10,786.02	68,878.74	526,569.13
1.1.08.01.0002 - TAXAS	153,354.72	0	153,354.72	0
1.1.08.01.0002.626318 - TAXAS	153,354.72	0	153,354.72	0
1.1.08.01.0100 - OUTRAS DESPESAS ANTECIPADAS	0	1	1	0
1.1.08.01.0100.681008 - VALORES A CLASSIFICAR-DIVERSOS	0	1	1	0
1.1.09 - INTRACOMPANHIA	0	26,766.70	26,766.70	0
1.1.09.01 - INTRACOMPANHIA	0	26,766.70	26,766.70	0
1.1.09.01.0020 - INGRESSOS DE FATURAS	0	1,433.13	1,433.13	0
1.1.09.01.0020.963631 - 5758 - INGRESSOS DE FATURAS	29,175.60	1,433.13	0	30,608.73
1.1.09.01.0020.963671 - 5758B - INGRESSOS DE FATURAS	29,175.60 C	0	1,433.13	30,608.73 C
1.1.09.01.0030 - SAQUES ESCRITURAIS (INDIRETOS)	0	24,605.48	24,605.48	0
1.1.09.01.0030.963635 - 5758 - SAQUES ESCRITURAIS (INDIRETOS)	279,888.24 C	282.49	24,283.46	303,889.21 C
1.1.09.01.0030.963645 - 5758A - SAQUES ESCRITURAIS (INDIRETOS)	146,143.87	20,486.94	138.8	166,492.01
1.1.09.01.0030.963676 - 5758B - SAQUES ESCRITURAIS (INDIRETOS)	133,744.37	3,836.05	183.22	137,397.20
1.1.09.01.0032 - GASTOS DE SUPERVISAO/REPASSE DE CUSTOS	0	728.09	728.09	0
1.1.09.01.0032.963637 - 5758 - GASTOS SUPERVISAO/REPASSE CUSTOS	198,751.05	728.09	0	199,479.14
1.1.09.01.0032.963647 - 5758A - GASTOS SUPERVISAO/REPASSE CUSTOS	7,746.60	0	530.87	7,215.73
1.1.09.01.0032.963678 - 5758B - GASTOS SUPERVISAO/REPASSE CUSTOS	206,497.65 C	0	197.22	206,694.87 C
1.1.09.01.0090.963640 - 5758 - SALDO ANTERIOR	21,056,628.13 C	0	0	21,056,628.13 C
1.1.09.01.0090.963670 - 5758A - SALDO ANTERIOR	7,940,458.58	0	0	7,940,458.58
1.1.09.01.0090.963681 - 5758B - SALDO ANTERIOR	13,116,169.55	0	0	13,116,169.55
1.2 - ATIVO NÃO CIRCULANTE	707,771,481.91	23,120,687.49	23,523,388.83	707,368,780.57

BALANCETE CETREL (31/12/2016)

1.2.01 - REALIZAVEL A LONGO PRAZO	49,822,488.60	1,914,443.45	4,553,088.26	47,183,843.79
1.2.01.01 - COLIGADAS E CONTROLADAS	2,698,000.00	50,000.00	2,748,000.00	0
1.2.01.01.0001 - CONTAS CORRENTES	2,698,000.00	50,000.00	2,748,000.00	0
1.2.01.01.0001.998590 - CETREL BIOENERGIA	2,698,000.00	50,000.00	2,748,000.00	0
1.2.01.04 - IMPOSTOS DIFERIDOS E A RECUPERAR	31,931,141.83	837,553.21	1,794,302.24	30,974,392.80
1.2.01.04.0001 - IMPOSTO DE RENDA DIFERIDO	22,209,131.06	618,243.25	1,319,339.88	21,508,034.43
1.2.01.04.0001.626324 - IMPOSTO DE RENDA DIFERIDC	22,209,131.06	618,243.25	1,319,339.88	21,508,034.43
1.2.01.04.0002 - CSLL DIFERIDO	9,722,010.77	219,309.96	474,962.36	9,466,358.37
1.2.01.04.0002.626325 - CSLL DIFERIDO	9,722,010.77	219,309.96	474,962.36	9,466,358.37
1.2.01.10 - CONTAS BANCARIAS DE RESERVA - LP	5,018,451.06	230,125.08	0	5,248,576.14
1.2.01.10.0001 - CONTA RESERVA LP	5,018,451.06	230,125.08	0	5,248,576.14
1.2.01.10.0001.955710 - CETREL SA BRADESCO AG 2864-9 C/C 12099-!	5,018,451.06	230,125.08	0	5,248,576.14
1.2.01.11 - DEPOSITOS JUDICIAIS	10,093,670.09	796,765.16	0	10,890,435.25
1.2.01.11.0002 - DEPOSITOS TRABALHISTAS	2,094,609.32	754,410.37	0	2,849,019.69
1.2.01.11.0002.626334 - DEPOSITOS TRABALHISTAS	546,793.70	754,410.37	0	1,301,204.07
1.2.01.11.0002.670526 - BLOQUEIOS JUDICIAIS	1,547,815.62	0	0	1,547,815.62
1.2.01.11.0004 - DEPOSITOS TRIBUTARIOS	7,999,060.77	42,354.79	0	8,041,415.56
1.2.01.11.0004.626336 - DEPOSITOS TRIBUTARIOS	7,999,060.77	42,354.79	0	8,041,415.56
1.2.01.12 - DESPESAS ANTECIPADAS	81,225.62	0	10,786.02	70,439.60
1.2.01.12.0001 - DESPESAS ANTECIPADAS	81,225.62	0	10,786.02	70,439.60
1.2.01.12.0001.674092 - SEGUROS A APROPRIAF	81,225.62	0	10,786.02	70,439.60
1.2.02 - INVESTIMENTOS	58,764,709.18	4,067,933.96	3,723,288.05	59,109,355.09
1.2.02.01 - PARTICIPAÇÃO EM SOCIEDADES COLIG.E CONTR	57,045,883.66	4,067,933.96	3,719,255.15	57,394,562.47
1.2.02.01.0001 - PARTICIPAÇÃO EM SOCIEDADES COLIG.E CONTR	57,045,883.66	3,275,783.71	2,927,104.90	57,394,562.47
1.2.02.01.0001.840751 - DISTRIBUIDORA DE AGUA CAMACARI S.A	55,765,652.68	3,209,185.76	1,608,086.88	57,366,751.56
1.2.02.01.0001.858755 - CETREL BIOENERGIA	1,252,420.07	66,597.95	1,319,018.02	0
1.2.02.01.0001.858756 - OUTROS INVESTIMENTOS	27,810.91	0	0	27,810.91
1.2.02.01.0002 - AGIO NA AQUISIÇÃO DE INVESTIMENTOS	0	792,150.25	792,150.25	0
1.2.02.01.0002.799862 - (-) PROV PARA MANUT DA INTEGRIDADE DO PL	0	792,150.25	792,150.25	0
1.2.02.02 - OUTROS INVESTIMENTOS	1,718,825.52	0	4,032.90	1,714,792.62
1.2.02.02.0002 - OUTROS INVESTIMENTOS	1,718,825.52	0	4,032.90	1,714,792.62
1.2.02.02.0002.858757 - DEPRECIACAO ACUMULADA - CETREL	796,070.66 C	0	4,032.90	800,103.56 C
1.2.02.02.0002.858758 - EDIFICIOS E CONSTRUCOES	2,422,250.12	0	0	2,422,250.12
1.2.02.02.0002.858759 - PROPRIEDADES PARA INVESTIMENTC	92,646.06	0	0	92,646.06
1.2.03 - IMOBILIZADO	195,078,109.19	15,850,495.14	12,967,939.45	197,960,664.88
1.2.03.01 - BENS EM OPERAÇÃO	453,652,691.64	12,003,732.85	11,557,862.08	454,098,562.41
1.2.03.01.0001 - TERRENOS	13,764,263.59	0	0	13,764,263.59
1.2.03.01.0001.626346 - TERRENOS	5,514,904.44	0	0	5,514,904.44
1.2.03.01.0001.977490 - TERRENOS REAVALIAÇÃC	8,249,359.15	0	0	8,249,359.15
1.2.03.01.0002 - EDIFICACOES E INSTALACOES	106,612,582.69	5,626,315.44	5,646,592.40	106,592,305.73
1.2.03.01.0002.626347 - EDIFICACOES E INSTALACOES	88,229,681.64	5,626,315.44	5,646,592.40	88,209,404.68
1.2.03.01.0002.977510 - EDIFICACOES E INSTALACOES REAVALIAÇÃO	18,382,901.05	0	0	18,382,901.05
1.2.03.01.0003 - MAQUINAS E EQUIPAMENTOS	149,837,164.88	4,893,426.69	4,386,238.84	150,344,352.73
1.2.03.01.0003.626348 - MAQUINAS E EQUIPAMENTOS	137,717,701.62	4,893,426.69	4,386,238.84	138,224,889.47
1.2.03.01.0003.977511 - MAQUINAS E EQUIPAMENTOS REAVALIAÇÃO	12,119,463.26	0	0	12,119,463.26
1.2.03.01.0004 - MOVEIS E UTENSILIOS	4,438,116.99	61,049.73	49,916.85	4,449,249.87
1.2.03.01.0004.626349 - MOVEIS E UTENSILIOS	4,438,116.99	61,049.73	49,916.85	4,449,249.87
1.2.03.01.0005 - VEICULOS E EMBARCACOES	839,243.44	0	57,000.00	782,243.44
1.2.03.01.0005.626350 - VEICULOS E EMBARCACOES	839,243.44	0	57,000.00	782,243.44
1.2.03.01.0007 - EQUIPAMENTOS DE INFORMATICA	4,236,815.61	41,865.60	37,038.60	4,241,642.61
1.2.03.01.0007.626352 - EQUIPAMENTOS DE INFORMATICA	4,236,815.61	41,865.60	37,038.60	4,241,642.61
1.2.03.01.0011 - OUTRAS BENFEITORIAS	15,941,577.13	5,159.11	5,159.11	15,941,577.13
1.2.03.01.0011.626355 - OUTRAS BENFEITORIAS	0	5,159.11	5,159.11	0

BALANCETE CETREL (31/12/2016)

1.2.03.01.0011.652426 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	15,941,577.13	0	0	15,941,577.13
1.2.03.01.0013 - INSTALACOES ESPECIFICAS	390,244.72	0	0	390,244.72
1.2.03.01.0013.658353 - INSTALACOES ESPECIFICAS	390,244.72	0	0	390,244.72
1.2.03.01.0018 - BARRAGENS E CANAIS	45,877,858.12	0	0	45,877,858.12
1.2.03.01.0018.860711 - BARRAGENS E CANAIS	24,922,433.03	0	0	24,922,433.03
1.2.03.01.0018.977531 - BARRAGENS E CANAIS REAVALIAÇÃC	20,955,425.09	0	0	20,955,425.09
1.2.03.01.0019 - TUBULACOES	111,714,824.47	1,375,916.28	1,375,916.28	111,714,824.47
1.2.03.01.0019.860713 - TUBULACOES	94,787,815.95	1,375,916.28	1,375,916.28	94,787,815.95
1.2.03.01.0019.977550 - TUBULAÇOES REAVALIAÇÃO	16,927,008.52	0	0	16,927,008.52
1.2.03.02 - CONSTRUCOES E OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.03.02.0001 - CONSTRUCOES E OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.03.02.0001.651326 - OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.03.03 - DEPRECIACAO	280,922,466.50 C	193,519.83	1,301,361.80	282,030,308.47 C
1.2.03.03.0001 - EDIFICACOES E INSTALACOES	45,322,708.92 C	3,039.81	219,476.16	45,539,145.27 C
1.2.03.03.0001.327448 - EDIFICACOES E INSTALACOES LEI 12.973/14	2,952,843.60 C	0	0	2,952,843.60 C
1.2.03.03.0001.328454 - EDIFICACOES E INSTAL REAVALIAÇÃO(L12973	548,572.89 C	0	0	548,572.89 C
1.2.03.03.0001.626357 - EDIFICACOES E INSTALACOES	32,134,505.49 C	3,039.81	188,502.76	32,319,968.44 C
1.2.03.03.0001.977590 - EDIFICACOES E INSTALACOES REAVALIAÇÃO	9,686,786.94 C	0	30,973.40	9,717,760.34 C
1.2.03.03.0002 - MAQUINAS E EQUIPAMENTOS	114,177,705.33 C	126,435.23	495,053.81	114,546,323.91 C
1.2.03.03.0002.328455 - MAQUINAS E EQUIPAMENTOS (L12973	1,456,476.52	0	0	1,456,476.52
1.2.03.03.0002.626358 - MAQUINAS E EQUIPAMENTOS	103,514,718.59 C	126,435.23	495,053.81	103,883,337.17 C
1.2.03.03.0002.977591 - MAQUINAS E EQUIPAMENTOS REAVALIAÇÃO	12,119,463.26 C	0	0	12,119,463.26 C
1.2.03.03.0003 - MOVEIS E UTENSILIOS	3,340,792.68 C	11.3	18,479.66	3,359,261.04 C
1.2.03.03.0003.328456 - MOVEIS E UTENSILIOS (L12973)	32,930.84	0	0	32,930.84
1.2.03.03.0003.626359 - MOVEIS E UTENSILIOS	3,373,723.52 C	11.3	18,479.66	3,392,191.88 C
1.2.03.03.0004 - VEICULOS E EMBARCACOES	626,411.19 C	57,000.00	8,653.39	578,064.58 C
1.2.03.03.0004.328466 - VEICULOS E EMBARCACOES (L12973)	3,920.35	0	0	3,920.35
1.2.03.03.0004.626360 - VEICULOS E EMBARCACOES	630,331.54 C	57,000.00	8,653.39	581,984.93 C
1.2.03.03.0006 - EQUIPAMENTOS DE INFORMATICA	3,928,731.05 C	6,365.97	9,980.90	3,932,345.98 C
1.2.03.03.0006.328470 - EQUIPAMENTO DE INFORMATICA (L12973	159,905.14 C	0	0	159,905.14 C
1.2.03.03.0006.626362 - EQUIPAMENTOS DE INFORMATICA	3,768,825.91 C	6,365.97	9,980.90	3,772,440.84 C
1.2.03.03.0010 - OUTRAS BENFEITORIAS	5,564,477.34 C	0	114,807.66	5,679,285.00 C
1.2.03.03.0010.328472 - BENFEITORIAS IMOVEIS TERCEIROS (L12973	430,779.92	0	0	430,779.92
1.2.03.03.0010.730236 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	5,995,257.26 C	0	114,807.66	6,110,064.92 C
1.2.03.03.0012 - INSTALACOES ESPECIFICAS	252,065.10 C	0	1,921.67	253,986.77 C
1.2.03.03.0012.328478 - INSTALACOES ESPECIFICAS (L12973)	30,618.21	0	0	30,618.21
1.2.03.03.0012.658359 - INSTALACOES ESPECIFICAS	282,683.31 C	0	1,921.67	284,604.98 C
1.2.03.03.0019 - BARRAGENS E CANAIS	28,869,940.36 C	0	70,882.74	28,940,823.10 C
1.2.03.03.0019.328479 - BARRAGENS E CANAIS (L12973	1,463,470.24 C	0	0	1,463,470.24 C
1.2.03.03.0019.328480 - BARRAGENS E CANAIS REAVALIAÇÃO (L12973	1,031,118.49 C	0	0	1,031,118.49 C
1.2.03.03.0019.977830 - BARRAGENS E CANAIS	15,424,325.04 C	0	39,705.38	15,464,030.42 C
1.2.03.03.0019.977850 - BARRAGENS E CANAIS REAVALIAÇÃC	10,951,026.59 C	0	31,177.36	10,982,203.95 C
1.2.03.03.0020 - TUBULACOES	73,213,095.91 C	667.52	290,011.89	73,502,440.28 C
1.2.03.03.0020.328482 - TUBULACOES (L12973)	5,271,010.65 C	0	0	5,271,010.65 C
1.2.03.03.0020.328483 - TUBULAÇOES REAVALIAÇÃO (L12973)	367,104.43	0	0	367,104.43
1.2.03.03.0020.977890 - TUBULACOES	54,282,526.28 C	667.52	278,606.30	54,560,465.06 C
1.2.03.03.0020.977910 - TUBULAÇOES REAVALIAÇÃO	14,026,663.41 C	0	11,405.59	14,038,069.00 C
1.2.03.03.0021 - CONJUNTO DE VALOS	2,959,710.40 C	0	64,494.13	3,024,204.53 C
1.2.03.03.0021.328484 - CONJUNTO DE VALOS (L12973	52,868.51	0	0	52,868.51
1.2.03.03.0021.977912 - CONJUNTO DE VALOS	3,012,578.91 C	0	64,494.13	3,077,073.04 C
1.2.03.03.0022 - POCOS ARTESIANOS	2,666,828.22 C	0	7,599.79	2,674,428.01 C
1.2.03.03.0022.328485 - POCOS ARTESIANOS (L12973)	26.11 C	0	0	26.11 C
1.2.03.03.0022.977915 - POCOS ARTESIANOS	2,666,802.11 C	0	7,599.79	2,674,401.90 C

BALANCETE CETREL (31/12/2016)

1.2.03.04 - IMOBILIZADO EXAURIVEL	15,146,470.66	0	0	15,146,470.66
1.2.03.04.0005 - CONJUNTO DE VALOS	11,578,812.00	0	0	11,578,812.00
1.2.03.04.0005.858776 - CONJUNTO DE VALOS	11,578,812.00	0	0	11,578,812.00
1.2.03.04.0006 - POCOS ARTESIANOS	3,567,658.66	0	0	3,567,658.66
1.2.03.04.0006.858778 - POCOS ARTESIANOS	3,567,658.66	0	0	3,567,658.66
1.2.03.05 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.03.05.0001 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.03.05.0001.195003 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.04 - ATIVO INTANGIVEL	404,106,174.94	1,287,814.94	2,279,073.07	403,114,916.81
1.2.04.01 - ATIVO INTANGIVEL	469,874,238.83	87,568.62	63,538.19	469,898,269.26
1.2.04.01.0001 - AQUISICAO DE SOFTWARE	8,267,718.44	87,568.62	63,538.19	8,291,748.87
1.2.04.01.0001.626365 - AQUISICAO DE SOFTWARE	8,267,718.44	87,568.62	63,538.19	8,291,748.87
1.2.04.01.0004 - AGIO	461,606,520.39	0	0	461,606,520.39
1.2.04.01.0004.194734 - MAIS VALIA - IMOBILIZADO	98,310,794.43	0	0	98,310,794.43
1.2.04.01.0004.194735 - MAIS VALIA - CONTRATO COM CLIENTES	56,319,787.26	0	0	56,319,787.26
1.2.04.01.0004.194736 - MAIS VALIA - FORNECIMENTO DE ENERGIA	52,459,436.00	0	0	52,459,436.00
1.2.04.01.0004.194737 - MAIS VALIA - CAPTAÇÃO DE ÁGUA	92,402,093.90	0	0	92,402,093.90
1.2.04.01.0004.194738 - ÁGIO NA AQUISIÇÃO (GOODWILL)	162,114,408.80	0	0	162,114,408.80
1.2.04.02 - AMORTIZACOES	65,768,063.89 C	1,200,246.32	2,215,534.88	66,783,352.45 C
1.2.04.02.0001 - AQUISICAO DE SOFTWARE	7,681,893.34 C	18.67	31,315.60	7,713,190.27 C
1.2.04.02.0001.332003 - AQUISICAO DE SOFTWARE (L12973)	5,150.42	0	0	5,150.42
1.2.04.02.0001.626371 - AQUISICAO DE SOFTWARE	7,687,043.76 C	18.67	31,315.60	7,718,340.69 C
1.2.04.02.0004 - AGIO	58,086,170.55 C	1,200,227.65	2,184,219.28	59,070,162.18 C
1.2.04.02.0004.189031 - MAIS VALIA - CAPTAÇÃO DE ÁGUA	5,390,122.16 C	0	154,003.49	5,544,125.65 C
1.2.04.02.0004.194739 - MAIS VALIA - IMOBILIZADO	40,523,135.34 C	0	570,989.99	41,094,125.33 C
1.2.04.02.0004.194740 - MAIS VALIA ¿ CONTRATO COM CLIENTES	6,302,452.32 C	0	134,094.73	6,436,547.05 C
1.2.04.02.0004.194741 - MAIS VALIA - FORNECIMENTO DE ENERGIA	5,870,460.73 C	0	124,903.42	5,995,364.15 C
1.2.04.02.0004.626374 - AGIO	0	1,200,227.65	1,200,227.65	0
1.2.05.01 - DIFERIDO	41,959,552.27	0	0	41,959,552.27
1.2.05.01.0001 - DIFERIDO	41,959,552.27	0	0	41,959,552.27
1.2.05.01.0001.626377 - DIFERIDO	41,959,552.27	0	0	41,959,552.27
1.2.05.02 - AMORTIZACOES ACUMULADAS	41,959,552.27 C	0	0	41,959,552.27 C
1.2.05.02.0001 - AMORTIZACOES	41,959,552.27 C	0	0	41,959,552.27 C
1.2.05.02.0001.626378 - AMORTIZACOES	41,959,552.27 C	0	0	41,959,552.27 C
2 - PASSIVO	735,981,265.61	36,943,315.21	42,648,222.57	741,686,172.97
2.1 - CIRCULANTE	29,322,384.08	29,668,878.18	36,929,524.00	36,583,029.90
2.1.01 - EMPRÉSTIMOS E FINANCIAMENTOS - CP	5,417,187.43	500,776.61	500,819.46	5,417,230.28
2.1.01.02 - EMPREST.E FINANC.-PROJ.FINANC-M.NACIONAL	5,417,187.43	500,776.61	500,819.46	5,417,230.28
2.1.01.02.0001 - BANCOS COMERCIAIS	5,417,187.43	500,776.61	500,819.46	5,417,230.28
2.1.01.02.0001.691831 - EMPRESTIMOS E FINANC - CETREL	5,438,761.47	497,815.18	497,276.23	5,438,222.52
2.1.01.02.0001.754682 - (-)CUSTO DE TRANSACAO	21,574.04 D	2,961.43	3,543.23	20,992.24 D
2.1.03 - FORNECEDORES	3,755,521.22	17,207,414.24	16,069,545.28	2,617,652.26
2.1.03.01 - FORNECEDORES	3,755,521.22	17,207,414.24	16,069,545.28	2,617,652.26
2.1.03.01.0001 - FORNECEDORES MOEDA NACIONAL	3,379,844.66	11,240,825.49	10,186,949.19	2,325,968.36
2.1.03.01.0001.628169 - FORNECEDORES MOEDA NACIONAL	3,379,844.66	11,240,825.49	10,186,949.19	2,325,968.36
2.1.03.01.0004 - SERVICOS MEDIDOS A PAGAR	375,676.56	5,966,588.75	5,882,596.09	291,683.90
2.1.03.01.0004.628171 - SERVICOS MEDIDOS A PAGAR	375,676.56	5,966,588.75	5,882,596.09	291,683.90
2.1.05 - DEBENTURES	13,037,757.30	2,639,012.33	2,691,817.74	13,090,562.71
2.1.05.01 - DEBENTURES A PAGAR	13,037,757.30	2,639,012.33	2,691,817.74	13,090,562.71
2.1.05.01.0001 - DEBENTURES A PAGAR (PROJ.FINANCE)	13,037,757.30	2,639,012.33	2,691,817.74	13,090,562.71
2.1.05.01.0001.663666 - DEBENTURES A PAGAR (PROJ.FINANCE)	13,221,930.54	2,624,288.07	2,675,961.08	13,273,603.55
2.1.05.01.0001.810541 - (-) CUSTO DE TRANSACAO - DEBENTURES	184,173.24 D	14,724.26	15,856.66	183,040.84 D
2.1.06 - OBRIGACOES SOCIAIS TRABALHISTAS	4,333,453.74	5,218,543.78	8,212,074.14	7,326,984.10

BALANCETE CETREL (31/12/2016)

2.1.06.01 - OBRIGACOES TRABALHISTAS A PAGAR	125,580.39	1,620,852.39	5,142,333.40	3,647,061.40
2.1.06.01.0001 - SALARIOS A PAGAR	0 D	1,202,258.23	1,202,258.23	0 D
2.1.06.01.0001.628173 - SALARIOS A PAGAR	0 D	1,186,762.95	1,186,762.95	0 D
2.1.06.01.0001.671066 - PENSAO ALIMENTICIA	0 D	15,495.28	15,495.28	0 D
2.1.06.01.0004 - RESCISOES A PAGAR	0 D	77,576.10	77,576.10	0 D
2.1.06.01.0004.628176 - RESCISOES A PAGAR	0 D	77,576.10	77,576.10	0 D
2.1.06.01.0005 - PARTICIPACAO SOBRE RESULTADOS/PLR	0 D	0	3,522,440.51	3,522,440.51
2.1.06.01.0005.628177 - PLR - PARTIC.S/LUCROS OU RESULTADO	0 D	0	3,522,440.51	3,522,440.51
2.1.06.01.0006 - BENEFICIOS	125,580.39	299,541.47	298,581.97	124,620.89
2.1.06.01.0006.671068 - ASSISTENCIA MEDICA	0 D	169,282.10	169,282.10	0 D
2.1.06.01.0006.671069 - ASSISTENCIA ODONTOLOGICA	0 D	11,209.40	11,209.40	0 D
2.1.06.01.0006.671087 - PREVIDENCIA PRIVADA	99,783.98	99,783.98	97,922.43	97,922.43
2.1.06.01.0006.722357 - GREMIO E ASSOCIACOES	7,453.88	6,913.00	7,946.39	8,487.27
2.1.06.01.0006.722358 - SEGURO DE VIDA EM GRUPO	18,342.53	12,352.99	12,221.65	18,211.19
2.1.06.01.0100 - OUTROS PROVENTOS	0 D	41,476.59	41,476.59	0 D
2.1.06.01.0100.671067 - EMPRESTIMOS CONSIGNADOS	0 D	41,476.59	41,476.59	0 D
2.1.06.02 - OBRIGACOES SOCIAIS, PREV.TRIBUT.A REC.	937,945.85	1,493,437.17	1,663,453.93	1,107,962.61
2.1.06.02.0001 - FGTS A RECOLHER	147,465.58	181,601.92	201,956.56	167,820.22
2.1.06.02.0001.628180 - FGTS A RECOLHER	147,465.58	181,601.92	201,956.56	167,820.22
2.1.06.02.0002 - INSS A RECOLHER	595,565.98	1,117,716.90	1,065,460.27	543,309.35
2.1.06.02.0002.628181 - INSS A RECOLHER	595,565.98	1,117,716.90	1,065,460.27	543,309.35
2.1.06.02.0003 - IRRF A RECOLHER	190,551.72	189,755.78	392,246.28	393,042.22
2.1.06.02.0003.628182 - IRRF A RECOLHER	190,551.72	189,755.78	392,246.28	393,042.22
2.1.06.02.0004 - CONTRIBUICAO SINDICAL E OUTRAS	4,362.57	4,362.57	3,790.82	3,790.82
2.1.06.02.0004.628183 - CONTRIBUICAO SINDICAL E OUTRAS	4,362.57	4,362.57	3,790.82	3,790.82
2.1.06.03 - PROVISOES	3,269,927.50	2,104,254.22	1,406,286.81	2,571,960.09
2.1.06.03.0001 - PROVISOES DE 13 SALALRIO	1,262,185.83	1,874,227.12	612,041.29	0 D
2.1.06.03.0001.628184 - PROVISOES DE 13 SALARIO	924,668.10	1,372,445.97	447,777.87	0 D
2.1.06.03.0001.705700 - ENCARGOS SOBRE 13 SALARIOS	337,517.73	501,781.15	164,263.42	0 D
2.1.06.03.0002 - PROVISAO DE FERIAS	2,007,741.67	230,027.10	794,245.52	2,571,960.09
2.1.06.03.0002.628185 - PROVISAO DE FERIAS	1,470,856.85	184,383.29	597,725.60	1,884,199.16
2.1.06.03.0002.705701 - ENCARGOS SOBRE FERIAS	536,884.82	45,643.81	196,519.92	687,760.93
2.1.07 - TRIBUTOS A RECOLHER	1,423,828.72	2,871,180.32	3,416,783.34	1,969,431.74
2.1.07.01 - TRIBUTOS A RECOLHER	1,114,567.23	2,554,493.99	2,881,929.62	1,442,002.86
2.1.07.01.0004 - PIS A RECOLHER	137,801.94	347,881.97	210,935.35	855.32
2.1.07.01.0004.332023 - PIS S/ REC FIN A RECOLHER	598.54	621.65	878.43	855.32
2.1.07.01.0004.628229 - PIS A RECOLHER	137,203.40	347,260.32	210,056.92	0 D
2.1.07.01.0005 - COFINS A RECOLHER	635,363.51	1,616,099.72	985,999.74	5,263.53
2.1.07.01.0005.332024 - COFINS S/ REC FIN A RECOLHER	3,683.36	3,825.59	5,405.76	5,263.53
2.1.07.01.0005.628230 - COFINS A RECOLHER	631,680.15	1,612,274.13	980,593.98	0 D
2.1.07.01.0006 - ISS A RECOLHER	341,401.78	502,375.32	569,514.04	408,540.50
2.1.07.01.0006.628231 - ISS A RECOLHER	305,895.84	502,375.32	549,556.35	353,076.87
2.1.07.01.0006.980570 - ISS A RECOLHER - NÃO RETIDO	35,505.94	0	19,957.69	55,463.63
2.1.07.01.0010 - PIS/COFINS DIFERIDOS	0 D	0	1,027,343.51	1,027,343.51
2.1.07.01.0010.896730 - PIS/COFINS DIFERIDOS	0 D	0	1,027,343.51	1,027,343.51
2.1.07.01.0100 - OUTROS IMPOSTOS E CONTRIBUICOES RECOLHER	0 D	88,136.98	88,136.98	0 D
2.1.07.01.0100.662466 - IOF S/OPERACOES FINANCEIRAS	0 D	88,136.98	88,136.98	0 D
2.1.07.02 - TRIBUTOS RETIDOS DE TERCEIROS	309,261.49	316,686.33	534,853.72	527,428.88
2.1.07.02.0003 - IR RETIDO DE TERCEIROS	30,631.52	30,533.65	45,533.06	45,630.93
2.1.07.02.0003.628236 - IR RETIDO DE TERCEIROS	28,220.63	28,122.76	42,513.25	42,611.12
2.1.07.02.0003.662446 - IRRF S/SERVICOS TERCEIROS/PF	383.38	383.38	0	0 D
2.1.07.02.0003.662447 - IRRF S/ALUGUEIS	1,483.85	1,483.85	2,660.45	2,660.45
2.1.07.02.0003.662448 - IRRF S/ COOPERATIVA	543.66	543.66	359.36	359.36

BALANCETE CETREL (31/12/2016)

2.1.07.02.0004 - INSS RETIDO DE TERCEIROS	122,853.45	125,529.74	192,164.47	189,488.18
2.1.07.02.0004.628237 - INSS RETIDO DE TERCEIROS	121,421.12	125,529.74	192,164.47	188,055.85
2.1.07.02.0004.664386 - INSS RPA AUTONOMO	1,432.33	0	0	1,432.33
2.1.07.02.0006 - ISS RETIDO DE TERCEIROS	63,329.81	68,639.60	119,817.17	114,507.38
2.1.07.02.0006.646908 - ISS RETIDO DE TERCEIROS	63,329.81	68,639.60	119,817.17	114,507.38
2.1.07.02.0007 - CSLL/PIS/COFINS DE TERCEIROS	92,446.71	91,983.34	177,339.02	177,802.39
2.1.07.02.0007.652487 - CSLL/PIS/COFINS DE TERCEIROS	92,446.71	91,983.34	177,339.02	177,802.39
2.1.08 - OUTRAS CONTAS A PAGAR	1,212,143.57	1,212,193.52	1,426,649.74	1,426,599.79
2.1.08.01 - OUTRAS CONTAS A PAGAR	1,212,143.57	1,212,193.52	1,426,649.74	1,426,599.79
2.1.08.01.0002 - ADIANTAMENTO DE CLIENTES	138,741.99	138,791.92	49.93	0 D
2.1.08.01.0002.662866 - ADIANTAMENTO DE CLIENTES	138,741.99	138,791.92	49.93	0 D
2.1.08.01.0003 - OUTRAS CONTAS A PAGAR	1,073,401.58	1,073,401.60	1,426,599.81	1,426,599.79
2.1.08.01.0003.656606 - OUTRAS CONTAS A PAGAR	1,073,401.58	1,073,401.60	1,426,599.81	1,426,599.79
2.1.09 - DIVIDENDOS E JCP	142,492.10	19,757.38	4,611,834.30	4,734,569.02
2.1.09.01 - DIVIDENDOS E JCP A PAGAR	142,492.10	19,757.38	4,611,834.30	4,734,569.02
2.1.09.01.0001 - DIVIDENDOS A PAGAR	142,492.10	0	4,592,076.92	4,734,569.02
2.1.09.01.0001.840330 - ODEBRECHT UTILITIES SA	0 D	0	2,923,297.80	2,923,297.80
2.1.09.01.0001.858784 - MINORITARIOS CETREL	142,492.10	0	1,668,779.12	1,811,271.22
2.1.09.01.0002 - JCP A PAGAR	0 D	19,757.38	19,757.38	0 D
2.1.09.01.0002.858785 - MINORITARIOS CETREL	0 D	19,757.38	19,757.38	0 D
2.2 - NAO CIRCULANTE	234,142,317.44	2,581,528.78	5,617,867.24	237,178,655.90
2.2.01 - EMPRESTIMOS E FINANCIAMENTOS L.P.	7,209,520.97	452,448.81	2,961.43	6,760,033.59
2.2.01.01 - EMPREST.E FINANC.(PROJ.FINANCE)-M.NACION	7,209,520.97	452,448.81	2,961.43	6,760,033.59
2.2.01.01.0001 - BANCO COMERCIAL	7,209,520.97	452,448.81	2,961.43	6,760,033.59
2.2.01.01.0001.691834 - EMPRESTIMOS E FINANC - CETREL	7,254,466.82	452,448.81	0	6,802,018.01
2.2.01.01.0001.875390 - (-)CUSTO DE TRANSACAO	44,945.85 D	0	2,961.43	41,984.42 D
2.2.06 - PROVISOES	6,472,605.88	64,271.95	559,346.99	6,967,680.92
2.2.06.01 - PROVISOES PARA CONTINGENCIAS	6,472,605.88	64,271.95	559,346.99	6,967,680.92
2.2.06.01.0001 - PROVISOES PARA CONTINGENC.TRABALHISTAS	1,631,809.46	64,271.95	530,214.90	2,097,752.41
2.2.06.01.0001.628250 - PROVISOES PARA CONTINGENC.TRABALHISTAS	1,631,809.46	64,271.95	530,214.90	2,097,752.41
2.2.06.01.0002 - PROVISOES PARA CONTINGENC.TRIBUTARIAS	3,368,778.45	0	13,354.99	3,382,133.44
2.2.06.01.0002.628251 - PROVISOES PARA CONTINGENC.TRIBUTARIAS	3,368,778.45	0	13,354.99	3,382,133.44
2.2.06.01.0003 - PROVISOES PARA CONTINGENC.CIVEIS	1,472,017.97	0	15,777.10	1,487,795.07
2.2.06.01.0003.628252 - PROVISOES PARA CONTINGENC.CIVEIS	1,472,017.97	0	15,777.10	1,487,795.07
2.2.07 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	90,004,450.55	395,760.57	0	89,608,689.98
2.2.07.02 - IMPOSTOS E CONTRIBUICOES DIFERIDOS	90,004,450.55	395,760.57	0	89,608,689.98
2.2.07.02.0003 - IRPJ/CSLL DIFERIDOS	90,004,450.55	395,760.57	0	89,608,689.98
2.2.07.02.0003.896791 - IRPJ DIFERIDO	66,179,743.13	291,000.42	0	65,888,742.71
2.2.07.02.0003.896792 - CSLL DIFERIDO	23,824,707.42	104,760.15	0	23,719,947.27
2.2.08 - DEBENTURES	97,124,006.85	1,041,600.00	14,724.26	96,097,131.11
2.2.08.01 - DEBENTURES A PAGAR	97,124,006.85	1,041,600.00	14,724.26	96,097,131.11
2.2.08.01.0001 - DEBENTURES A PAGAR (PROJ.FINANCE)	97,124,006.85	1,041,600.00	14,724.26	96,097,131.11
2.2.08.01.0001.664266 - DEBENTURES A PAGAR (PROJ.FINANCE)	97,920,000.00	1,041,600.00	0	96,878,400.00
2.2.08.01.0001.745024 - (-)CUSTO DE TRANSACAO - DEBENTURES	795,993.15 D	0	14,724.26	781,268.89 D
2.2.09 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	33,331,733.19	627,447.45	5,040,834.56	37,745,120.30
2.2.09.01 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	33,331,733.19	627,447.45	5,040,834.56	37,745,120.30
2.2.09.01.0001 - OBRIGACOES A PAGAR - RATEIO DESPESAS	205,844.91	423,272.14	439,189.97	221,762.74
2.2.09.01.0001.701318 - ODEBRECHT AMBIENTAL(RATEIO DESPESAS FOZ)	205,844.91	423,272.14	439,189.97	221,762.74
2.2.09.01.0007 - CSC	204,175.31	204,175.31	113,455.14	113,455.14
2.2.09.01.0007.359088 - TI	117,732.77	117,732.77	59,308.08	59,308.08
2.2.09.01.0007.897550 - CSC	86,442.54	86,442.54	54,147.06	54,147.06
2.2.09.01.0016 - MUTUO	32,921,712.97	0	4,488,189.45	37,409,902.42
2.2.09.01.0016.332939 - DISTRIBUIDORA DE AGUA DE CAMAÇAR	32,921,712.97	0	4,488,189.45	37,409,902.42

BALANCETE CETREL (31/12/2016)

2.3 - PATRIMONIO LIQUIDO	472,516,564.09	4,692,908.25	100,831.33	467,924,487.17
2.3.01 - CAPITAL SOCIAL	240,021,818.30			240,021,818.30
2.3.01.01 - CAPITAL INTEGRALIZADO	240,021,818.30	0	0	240,021,818.30
2.3.01.01.0001 - CAPITAL SUBSCRITO	240,021,818.30	0	0	240,021,818.30
2.3.01.01.0001.628255 - CAPITAL SUBSCRITO	240,021,818.30	0	0	240,021,818.30
2.3.02 - RESERVAS DE CAPITAL	173,451,993.20	0	0	173,451,993.20
2.3.02.01 - RESERVAS DE CAPITAL	173,451,993.20	0	0	173,451,993.20
2.3.02.01.0001 - AGIO NA EMISSAO DE ACOES	140,082,006.95	0	0	140,082,006.95
2.3.02.01.0001.628257 - AGIO NA EMISSAO DE ACOES	140,082,006.95	0	0	140,082,006.95
2.3.02.01.0002 - RESERVAS DE CAPITAL	33,369,986.25	0	0	33,369,986.25
2.3.02.01.0002.768103 - RESERVAS DE CAPITAL	3,988,413.50	0	0	3,988,413.50
2.3.02.01.0002.850812 - RESERVA ESPECIAL DE AGIC	29,381,572.75	0	0	29,381,572.75
2.3.03 - RESERVAS DE LUCROS	38,065,706.70	2,265.74	2,265.74	38,065,706.70
2.3.03.01 - RESERVAS DE LUCROS	38,065,706.70	2,265.74	2,265.74	38,065,706.70
2.3.03.01.0001 - RESERVAS DE LUCROS	14,562,043.54	2,265.74	0	14,559,777.80
2.3.03.01.0001.628258 - RESERVAS DE LUCROS	14,562,043.54	2,265.74	0	14,559,777.80
2.3.03.01.0002 - RESERVA LEGAL	6,755,261.39	0	0	6,755,261.39
2.3.03.01.0002.628259 - RESERVA LEGAL	6,755,261.39	0	0	6,755,261.39
2.3.03.01.0007 - RESERVA PARA INCENTIVOS FISCAIS	16,748,401.77	0	2,265.74	16,750,667.51
2.3.03.01.0007.628264 - RESERVA PARA INCENTIVOS FISCAIS	16,748,401.77	0	2,265.74	16,750,667.51
2.3.04 - PREJUIZOS ACUMULADOS	691,475.63 D	4,617,086.10	73,556.41	5,235,005.32 D
2.3.04.01 - PREJUIZOS ACUMULADOS	691,475.63 D	4,617,086.10	73,556.41	5,235,005.32 D
2.3.04.01.0001 - RESULTADO DO EXERCICIO	0 D	4,592,076.92	0	4,592,076.92 D
2.3.04.01.0001.628265 - RESULTADO DO EXERCICIO	0 D	4,592,076.92	0	4,592,076.92 D
2.3.04.01.0002 - PREJUIZOS ACUMULADOS DE ANOS ANTERIORES	18,299,776.22 D	0	0	18,299,776.22 D
2.3.04.01.0002.628266 - PREJUIZOS ACUMULADOS	18,299,776.22 D	0	0	18,299,776.22 D
2.3.04.01.0004 - REALIZACAO DA RESERVAS DE REAVALIACAO	17,608,300.59	25,009.18	73,556.41	17,656,847.82
2.3.04.01.0004.193680 - REALIZACAO DA RESERVAS DE REAVALIACAO	18,483,621.89	0	73,556.41	18,557,178.30
2.3.04.01.0004.200257 - IRPJ / CSLL DIFERIDOS	875,321.30 D	25,009.18	0	900,330.48 D
2.3.06 - RESERVAS DE REAVALIACAO	21,668,521.52	73,556.41	25,009.18	21,619,974.29
2.3.06.01 - RESERVAS DE REAVALIACAO	21,668,521.52	73,556.41	25,009.18	21,619,974.29
2.3.06.01.0001 - RESERVAS DE REAVALIACAO	21,668,521.52	73,556.41	25,009.18	21,619,974.29
2.3.06.01.0001.858791 - RESERVAS DE REAVALIACAO	28,581,420.38	73,556.41	0	28,507,863.97
2.3.06.01.0001.858792 - IRPJ / CSLL DIFERIDOS	6,912,898.86 D	0	25,009.18	6,887,889.68 D
3 - RECEITAS	151,669,323.06	9,430,776.64	22,095,438.55	164,333,984.97
3.1 - RECEITAS OPERACIONAIS	127,916,350.10	7,644,892.11	18,674,551.83	138,946,009.82
3.1.21 - RECEITAS SERVICOS	144,795,072.46	5,918,551.02	18,318,547.26	157,195,068.70
3.1.21.01 - RECEITAS SERV. DE TRATAMENTO RESIDUOS	2,289,339.10	73,505.28	263,915.20	2,479,749.02
3.1.21.01.0001 - REC SERV. TRATAMENTO RESIDUOS - ATACADO	2,289,339.10	73,505.28	263,915.20	2,479,749.02
3.1.21.01.0001.978611 - INCINERADOR DE SÓLIDOS-INCENT	2,198.77	0	0	2,198.77
3.1.21.01.0001.978612 - RESÍDUOS ESPECIAIS-INCENT	2,281,645.14	73,505.28	263,915.20	2,472,055.06
3.1.21.01.0001.978613 - COPROCESSAMENTO	5,495.19	0	0	5,495.19
3.1.21.02 - SERV.TRATAM.AGUA E EFLUENTES USINA	106,278,026.71	5,312,036.65	13,936,964.08	114,902,954.14
3.1.21.02.0001 - TRATAM.AGUA E EFLUENTES USINA - ATACADO	106,278,026.71	5,312,036.65	13,936,964.08	114,902,954.14
3.1.21.02.0001.978630 - EFLUENTES ORGÂNICOS-INCENT.	88,678,264.59	4,057,592.73	11,123,883.79	95,744,555.65
3.1.21.02.0001.978631 - EFLUENTES INORGÂNICOS-INCENT.	17,599,762.12	1,254,443.92	2,813,080.29	19,158,398.49
3.1.21.03 - SERVICOS GERENCIAMENTO RESIDUOS USINA	37,258.46	0	0	37,258.46
3.1.21.03.0001 - GERENCIAMENTO RESIDUOS USINA - ATACADO	37,258.46	0	0	37,258.46
3.1.21.03.0001.773795 - GERENCIAMENTO RESIDUOS USINA - ATACADC	37,258.46	0	0	37,258.46
3.1.21.05 - MONITORAMENTO AMBIENTAL	31,524,066.14	533,009.09	3,811,164.18	34,802,221.23
3.1.21.05.0001 - MONITORAMENTO AMBIENTAL	31,524,066.14	533,009.09	3,811,164.18	34,802,221.23
3.1.21.05.0001.978632 - MONITORAMENTO DO AR	7,857,459.30	0	358,403.04	8,215,862.34
3.1.21.05.0001.978633 - MONITORAMENTO DO AR-INCENT.	6,433,275.53	50,253.17	671,923.44	7,054,945.80

BALANCETE CETREL (31/12/2016)

3.1.21.05.0001.978650 - MONITORAMENTO DE ÁGUA	4,252,389.25	0	389,087.93	4,641,477.18
3.1.21.05.0001.978651 - MONITORAMENTO DE ÁGUA-INCENT	10,591,294.66	378,405.92	2,232,061.46	12,444,950.20
3.1.21.05.0001.978652 - MONITORAMENTO OCEONOGRÁFICO	2,389,647.40	104,350.00	159,688.31	2,444,985.71
3.1.21.06 - CONSULTORIA AMBIENTAL	1,957,278.50	0	87,361.04	2,044,639.54
3.1.21.06.0001 - CONSULTORIA AMBIENTAL	1,957,278.50	0	87,361.04	2,044,639.54
3.1.21.06.0001.978670 - CONSULTORIA	194,403.61	0	30,594.87	224,998.48
3.1.21.06.0001.978690 - CONSULTORIA DO AR	343,699.95	0	0	343,699.95
3.1.21.06.0001.978711 - CONSULTORIA SOLO E ÁGUAS SUBT	1,419,174.94	0	56,766.17	1,475,941.11
3.1.21.08 - LABORATÓRIO	2,709,103.55	0	219,142.76	2,928,246.31
3.1.21.08.0001 - LABORATÓRIO	2,709,103.55	0	219,142.76	2,928,246.31
3.1.21.08.0001.978570 - LABORATÓRIO	2,709,103.55	0	219,142.76	2,928,246.31
3.1.50 - DEDUCOES DA RECEITA (-)	1,537,482.20 D	28,749.32	0	1,566,231.52 D
3.1.50.01 - DEDUCOES DA RECEITA (-)	1,537,482.20 D	28,749.32	0	1,566,231.52 D
3.1.50.01.0003 - CANCELAMENTOS (-)	1,537,482.20 D	28,749.32	0	1,566,231.52 D
3.1.50.01.0003.623372 - CANCELAMENTOS (-)	474,802.30 D	2,195.88	0	476,998.18 D
3.1.50.01.0003.980530 - CANCELAMENTOS RECEITA INCENTIVADA	1,062,679.90 D	26,553.44	0	1,089,233.34 D
3.1.60 - TRIBUTOS SOBRE FATURAMENTO (-)	17,634,608.39 D	1,696,391.77	180,914.12	19,150,086.04 D
3.1.60.01 - TRIBUTOS (-)	17,634,608.39 D	1,696,391.77	180,914.12	19,150,086.04 D
3.1.60.01.0001 - PIS (-)	2,363,750.24 D	204,570.64	445.07	2,567,875.81 D
3.1.60.01.0001.623373 - PIS (-)	309,108.18 D	18,267.76	0	327,375.94 D
3.1.60.01.0001.980430 - PIS - RECEITA INCENTIVADA (-)	2,054,642.06 D	186,302.88	445.07	2,240,499.87 D
3.1.60.01.0002 - COFINS (-)	10,887,576.85 D	942,264.78	2,050.01	11,827,791.62 D
3.1.60.01.0002.623374 - COFINS (-)	1,423,771.02 D	84,142.43	0	1,507,913.45 D
3.1.60.01.0002.980450 - COFINS - RECEITA INCENTIVADA (-)	9,463,805.83 D	858,122.35	2,050.01	10,319,878.17 D
3.1.60.01.0003 - ISS (-)	4,383,281.30 D	549,556.35	178,419.04	4,754,418.61 D
3.1.60.01.0003.623375 - ISS (-)	610,920.28 D	35,036.77	3,196.38	642,760.67 D
3.1.60.01.0003.980470 - ISS - RECEITA INCENTIVADA (-	3,772,361.02 D	514,519.58	175,222.66	4,111,657.94 D
3.1.70 - OUTRAS RECEITAS OPERACIONAIS	2,293,368.23	1,200.00	175,090.45	2,467,258.68
3.1.70.01 - OUTRAS RECEITAS OPERACIONAIS	2,293,368.23	1,200.00	175,090.45	2,467,258.68
3.1.70.01.0001 - RECEITAS ENTRE PARTES RELACIONADAS	1,975,819.94	0	174,385.45	2,150,205.39
3.1.70.01.0001.625747 - CETREL LUMINA TECNOLOGIA E ENG.AMBIENTAL	1,975,819.94	0	174,385.45	2,150,205.39
3.1.70.01.0100 - OUTRAS RECEITAS OPERACIONAIS	317,548.29	1,200.00	705	317,053.29
3.1.70.01.0100.622729 - OUTRAS RECEITAS OPERACIONAIS	303,676.94	1,200.00	0	302,476.94
3.1.70.01.0100.789709 - RECEITA NA VENDA DE SUCATAS	13,871.35	0	705	14,576.35
3.2 - RECEITAS FINANCEIRAS	2,727,632.32	19,473.84	145,626.00	2,853,784.48
3.2.01 - RECEITAS FINANCEIRAS	2,719,187.18	19,473.84	144,943.23	2,844,656.57
3.2.01.01 - RECEITAS FINANCEIRAS	2,851,795.69	13,354.99	144,943.23	2,983,383.93
3.2.01.01.0001 - PARTES RELACIONADAS - MUTUO	10,526.72	0	0	10,526.72
3.2.01.01.0001.031208 - DISTRIBUIDORA DE AGUA CAMACAR	10,526.72	0	0	10,526.72
3.2.01.01.0003 - ATUALIZACOES MONETARIAS	590,476.19	13,354.99	80,363.15	657,484.35
3.2.01.01.0003.623383 - ATUALIZACOES MONETARIAS	590,476.19	13,354.99	80,363.15	657,484.35
3.2.01.01.0005 - DESCONTOS CONDICIONAIS OBTIDOS	14,875.59	0	0	14,875.59
3.2.01.01.0005.623385 - DESCONTOS CONDICIONAIS OBTIDOS	14,875.59	0	0	14,875.59
3.2.01.01.0007 - JUROS SOBRE ATRASO DE PAGAMENTO	127.9	0	2,055.62	2,183.52
3.2.01.01.0007.623387 - ENCARGOS S/ ATRASO DE PAGAMENTO	127.9	0	2,055.62	2,183.52
3.2.01.01.0009 - RENDIMENTOS SOBRE APLICACAO FINANCEIRA	2,235,789.29	0	62,524.46	2,298,313.75
3.2.01.01.0009.657747 - RENDIMENTOS S/APLICACAO FINANCEIRA	2,235,789.29	0	62,524.46	2,298,313.75
3.2.01.02 - TRIBUTOS SOBRE RECEITAS FINANCEIRAS	132,608.51 D	6,118.85	0	138,727.36 D
3.2.01.02.0001 - PIS E COFINS	132,608.51 D	6,118.85	0	138,727.36 D
3.2.01.02.0001.328331 - PIS	18,536.67 D	855.32	0	19,391.99 D
3.2.01.02.0001.328332 - COFINS	114,071.84 D	5,263.53	0	119,335.37 D
3.2.02 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91
3.2.02.01 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91

BALANCETE CETREL (31/12/2016)

3.2.02.01.0001 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91
3.2.02.01.0001.623389 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91
3.3 - RESULTADO DE PARTICIPACOES SOCIETARIAS	21,025,340.64	1,766,410.69	3,275,260.72	22,534,190.67
3.3.01 - EQUIVALENCIA PATRIMONIAL	21,025,340.64	1,766,410.69	3,275,260.72	22,534,190.67
3.3.01.01 - GANHOS(PERDAS) NOS INVEST.COLIG/CONTROL	21,025,340.64	1,766,410.69	3,275,260.72	22,534,190.67
3.3.01.01.0001 - CONTROLADAS	21,025,340.64	1,766,410.69	3,275,260.72	22,534,190.67
3.3.01.01.0001.194860 - ANAMB ¿ ANALISES AMBIENTAIS	148,286.47	0	0	148,286.47
3.3.01.01.0001.841990 - CETREL BIOENERGIA	1,399,453.41 D	158,323.81	66,074.96	1,491,702.26 D
3.3.01.01.0001.850491 - DISTRIBUIDORA DE AGUA CAMACAR	22,276,507.58	1,608,086.88	3,209,185.76	23,877,606.46
4 - CUSTOS / DESPESAS	136,469,562.80	34,383,478.34	24,307,062.83	146,545,978.31
4.1 - CUSTOS	76,957,966.12	18,806,780.06	10,296,363.96	85,468,382.22
4.1.01 - CUSTOS OPERACIONAIS	64,845,179.02	17,483,187.74	8,219,272.56	74,109,094.20
4.1.01.01 - CUSTO COM PESSOAL	25,895,982.11	7,171,765.72	1,815,130.56	31,252,617.27
4.1.01.01.0001 - REMUNERACOES	13,009,027.44	1,291,318.72	128,263.96	14,172,082.20
4.1.01.01.0001.622210 - SALARIOS	8,910,445.17	779,715.11	3,587.71	9,686,572.57
4.1.01.01.0001.622211 - FERIAS	0	118,936.93	118,936.93	0
4.1.01.01.0001.622213 - ADICIONAL NOTURNO	469,461.64	47,186.05	0	516,647.69
4.1.01.01.0001.622215 - ADICIONAL POR PERICULOSIDADE	2,289,705.80	215,807.57	0	2,505,513.37
4.1.01.01.0001.622216 - AVISO PREVIO	266,993.65	30,635.82	0	297,629.47
4.1.01.01.0001.622217 - BOLSA DE ESTAGIO	131,354.97	12,360.00	0	143,714.97
4.1.01.01.0001.622219 - HORA EXTRA	338,970.71	29,409.77	0	368,380.48
4.1.01.01.0001.622220 - OUTROS PROVENTOS	5,039.48 C	913.33	5,739.32	9,865.47 C
4.1.01.01.0001.665366 - HONORARIOS DA DIRETORIA	607,134.98	56,354.14	0	663,489.12
4.1.01.01.0002 - BENEFICIOS	4,971,600.72	551,711.11	66,607.95	5,456,703.88
4.1.01.01.0002.622221 - ALIMENTACAO	976,813.89	95,492.46	7,762.18	1,064,544.17
4.1.01.01.0002.622222 - ASSISTENCIA MEDICA	1,064,031.49	135,841.73	48,621.22	1,151,252.00
4.1.01.01.0002.622223 - EXAMES MEDICOS	110,461.60	4,420.34	0	114,881.94
4.1.01.01.0002.622224 - ASSISTENCIA ODONTOLOGICA	3,892.11	9,182.20	9,036.00	4,038.31
4.1.01.01.0002.622226 - TREINAMENTOS	117,848.86	67,376.05	741.56	184,483.35
4.1.01.01.0002.622227 - GREMIO E ASSOCIACOES	16,998.45	2,495.85	0	19,494.30
4.1.01.01.0002.622228 - ODEPREV	219,840.89	23,030.02	0	242,870.91
4.1.01.01.0002.622229 - SEGURO DE VIDA EM GRUPO	76,475.46	6,346.74	162.9	82,659.30
4.1.01.01.0002.622230 - TRANSPORTE DE PESSOAL	2,007,253.29	132,297.31	86.09	2,139,464.51
4.1.01.01.0002.622231 - VALE TRANSPORTE	98,186.76	6,266.50	198	104,255.26
4.1.01.01.0002.622232 - OUTROS BENEFICIOS	279,797.92	68,961.91	0	348,759.83
4.1.01.01.0003 - PARTICIPAÇÃO SOBRE RESULTADOS/PLR	256,552.00 C	2,251,426.86	0	1,994,874.86
4.1.01.01.0003.622234 - PARTICIPAÇÃO S/LUCROS OU RESULTADOS/PLR	256,552.00 C	2,251,426.86	0	1,994,874.86
4.1.01.01.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	5,746,409.22	1,153,954.01	525,586.69	6,374,776.54
4.1.01.01.0004.622236 - ENCARGOS S/PROVISAO DE 13	274,155.17	133,682.85	407,838.02	0
4.1.01.01.0004.622237 - ENCARGOS S/PROVISAO DE FERIAS	14,794.22 C	160,557.79	28,997.05	116,766.52
4.1.01.01.0004.622239 - FGTS SOBRE SALARIOS	1,438,597.36	199,640.07	0	1,638,237.43
4.1.01.01.0004.622240 - INSS SOBRE SALARIOS	4,048,450.91	660,073.30	88,751.62	4,619,772.59
4.1.01.01.0005 - PROVISAO	2,425,496.73	1,923,355.02	1,094,671.96	3,254,179.79
4.1.01.01.0005.622243 - PROVISAO DE 13 SALARIO	889,118.50	1,454,707.53	1,094,671.96	1,249,154.07
4.1.01.01.0005.622244 - PROVISAO DE FERIAS	1,536,378.23	468,647.49	0	2,005,025.72
4.1.01.02 - CUSTOS COM MATERIAIS	5,354,805.02	2,019,909.53	1,507,792.44	5,866,922.11
4.1.01.02.0001 - MATERIAIS	5,271,247.34	1,992,566.40	1,500,520.09	5,763,293.65
4.1.01.02.0001.206519 - MATERIAL DE INSTRUMENTACAO	875,764.91	442,086.86	2,522.92	1,315,328.85
4.1.01.02.0001.622245 - COMBUSTIVEIS E LUBRIFICANTES	943,549.23	71,989.48	16,337.49	999,201.22
4.1.01.02.0001.622246 - EQUIPAMENTOS E FERRAMENTAS	353,917.25	106,531.35	414,354.06	46,094.54
4.1.01.02.0001.622247 - IMPRESSOS E FORMULARIOS	42,616.90	4,646.72	701.07	46,562.55
4.1.01.02.0001.622248 - MATERIAIS DE LIMPEZA E HIGIENE	6,703.46	4,966.00	4,758.60	6,910.86
4.1.01.02.0001.622249 - MATERIAIS HIDRAULICOS	34,795.07	6,326.50	29,240.29	11,881.28

BALANCETE CETREL (31/12/2016)

4.1.01.02.0001.622251 - MATERIAL DE CONSTRUCAO	0	4,674.54	4,674.54	0
4.1.01.02.0001.622252 - MATERIAL DE EXPEDIENTE, USO E CONSUMC	171,858.68	28,537.52	6,852.11	193,544.09
4.1.01.02.0001.622253 - MATERIAL ELETRICO	328,123.32	261,887.88	230,598.76	359,412.44
4.1.01.02.0001.622255 - MATERIAL DE PAVIMENTACAO E CALCAMENTO	0	10,783.04	10,783.04	0
4.1.01.02.0001.622256 - MATERIAL DE MANUTENCAO DE VEICULOS	98,979.18	2,817.86	1,253.79	100,543.25
4.1.01.02.0001.622257 - MATERIAL DE MANUTENCAO ELETROMECANICA	0	199.74	146.4	53.34
4.1.01.02.0001.622260 - MATERIAL DE SEGURANCA E PROTECAO - EPC	6,709.56	0	0	6,709.56
4.1.01.02.0001.622261 - MATERIAL DE SEGURANCA E PROTECAO - EP	113,164.33	8,532.14	797.41	120,899.06
4.1.01.02.0001.622262 - MATERIAL LABORATORIAL	1,560,272.63	239,384.75	1,652.69	1,798,004.69
4.1.01.02.0001.622264 - MATERIAIS DE MANUTENCAO DE EQUIPAMENTO	599,868.19	133,295.80	79,468.76	653,695.23
4.1.01.02.0001.622265 - OUTROS MATERIAIS	92,006.94	663,769.77	696,378.16	59,398.55
4.1.01.02.0001.642166 - UNIFORMES	42,917.69	2,136.45	0	45,054.14
4.1.01.02.0002 - MATERIAL QUIMICO DE TRATAMENTO	83,557.68	27,343.13	7,272.35	103,628.46
4.1.01.02.0002.739063 - MATERIAL QUIMICO DE TRATAMENTO	83,557.68	27,343.13	7,272.35	103,628.46
4.1.01.03 - CUSTOS COM SERVICOS	29,437,541.11	6,824,634.86	3,869,134.22	32,393,041.75
4.1.01.03.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	1,313,667.62	184,398.30	45,708.00	1,452,357.92
4.1.01.03.0001.622268 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	478,305.16	79,918.07	0	558,223.23
4.1.01.03.0001.622269 - ALUGUEIS DE VEICULOS PJ	683,226.96	100,738.90	45,708.00	738,257.86
4.1.01.03.0001.622271 - OUTROS ALUGUEIS PJ	152,135.50	3,741.33	0	155,876.83
4.1.01.03.0002 - ALUGUEIS PESSOA FISICA	66,785.60	25,671.36	12,835.68	79,621.28
4.1.01.03.0002.622272 - ALUGUEIS DE IMOVEIS PF	42,785.60	25,671.36	12,835.68	55,621.28
4.1.01.03.0002.622273 - OUTROS ALUGUEIS PF	24,000.00	0	0	24,000.00
4.1.01.03.0003 - COMUNICACAO	312,774.00	25,317.27	13,863.14	324,228.13
4.1.01.03.0003.622274 - CORREIOS	78,764.33	5,374.13	0	84,138.46
4.1.01.03.0003.622275 - INTERNET	76,268.94	8,713.53	0	84,982.47
4.1.01.03.0003.622276 - RADIO E COMUNICACAO	11,747.63	440.34	0	12,187.97
4.1.01.03.0003.622277 - TELEFONIA FIXA	55,803.08	5,162.37	1,760.00	59,205.45
4.1.01.03.0003.622278 - TELEFONIA MOVEL	90,190.02	5,626.90	12,103.14	83,713.78
4.1.01.03.0004 - MANUTENCOES	7,845,200.96	769,565.64	6,389.97	8,608,376.63
4.1.01.03.0004.206470 - MANUTENCAO DE ELÉTRICA	1,749,738.73	195,502.22	0	1,945,240.95
4.1.01.03.0004.206471 - MANUTENCAO DE INSTRUMENTACAO	52,877.51	4,070.76	0	56,948.27
4.1.01.03.0004.622279 - MANUTENCAO DE IMOVEIS	3,154,312.36	293,009.33	0	3,447,321.69
4.1.01.03.0004.622280 - MANUTENCAO DE INFORMATICA	4,432.32	55	55	4,432.32
4.1.01.03.0004.622281 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	2,701,508.41	259,345.73	0	2,960,854.14
4.1.01.03.0004.622284 - MANUTENCAO DE VEICULOS	182,331.63	17,582.60	6,334.97	193,579.26
4.1.01.03.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	2,142,578.59	324,562.68	56,166.62	2,410,974.65
4.1.01.03.0005.622287 - CONSULTORIA / ASSESSORIAS	2,142,578.59	306,512.68	38,116.62	2,410,974.65
4.1.01.03.0005.626806 - CONSULTORIA TECNICA	0	18,050.00	18,050.00	0
4.1.01.03.0006 - SERVICOS PESSOA JURIDICA	8,046,055.21	4,574,442.17	3,648,791.96	8,971,705.42
4.1.01.03.0006.189391 - SERVIÇO DE APOIO OPERACIONAL	324,569.92	36,103.68	518	360,155.60
4.1.01.03.0006.360070 - SERVIÇO DE SONDAGEM PJ	373,373.50	0	0	373,373.50
4.1.01.03.0006.622290 - SERVICO DE ANALISE LABORATORIAL PJ	804,594.05	59,404.37	0	863,998.42
4.1.01.03.0006.622292 - SERVICO DE LAVANDERIA PJ	97,982.69	12,270.92	0	110,253.61
4.1.01.03.0006.622293 - SERVICO DE LIMPEZA E HIGIENE PJ	1,037,902.24	93,817.50	0	1,131,719.74
4.1.01.03.0006.622296 - SERVICO DE VIGILANCIA PJ	2,855,108.27	279,751.86	4,538.75	3,130,321.38
4.1.01.03.0006.622297 - SERVICO TOPOGRAFICO PJ	64,698.00	11,214.80	0	75,912.80
4.1.01.03.0006.622299 - TRANSPORTE DE RESIDUOS SOLIDOS PJ	246,803.39	180,625.60	11,494.95	415,934.04
4.1.01.03.0006.622300 - TRANSPORTES, FRETES E CARRETOS PJ	208,494.43	109,680.86	0	318,175.29
4.1.01.03.0006.622301 - OUTROS SERVICOS DE TERCEIROS PJ	1,032,040.24	3,731,653.10	3,631,280.05	1,132,413.29
4.1.01.03.0006.642606 - DESENVOL. E MANUTENCAO DE SOFTWARE	519,752.61	25,645.60	0	545,398.21
4.1.01.03.0006.648231 - SERVICOS GRAFICOS	33,527.78	2,647.80	960.21	35,215.37
4.1.01.03.0006.703174 - TRATAMENTO DE RESIDUOS QUIMICOS	70,827.71	786.36	0	71,614.07
4.1.01.03.0006.704253 - MAO DE OBRA TEMPORARIA	320,773.88	30,839.72	0	351,613.60

BALANCETE CETREL (31/12/2016)

4.1.01.03.0006.720630 - DISPOSICAO FINAL DE RESIDUOS SOLIDOS	55,606.50	0	0	55,606.50
4.1.01.03.0007 - SERVICOS PESSOA FISICA	30,269.71	3,615.24	119	33,765.95
4.1.01.03.0007.622313 - TRANSPORTES, FRETES E CARRETOS PF	0	2,965.24	119	2,846.24
4.1.01.03.0007.622314 - OUTROS SERVICOS DE TERCEIROS PF	30,269.71	650	0	30,919.71
4.1.01.03.0008 - ENERGIA ELETRICA	9,680,209.42	917,062.20	85,259.85	10,512,011.77
4.1.01.03.0008.622315 - ENERGIA ELETRICA AGUA	0	1,184.72	1,184.72	0
4.1.01.03.0008.858803 - ENERGIA ELETRICA	9,680,209.42	915,877.48	84,075.13	10,512,011.77
4.1.01.04 - CUSTO COM VIAGENS	221,571.07	53,486.69	986	274,071.76
4.1.01.04.0001 - CUSTO COM VIAGENS	221,571.07	53,486.69	986	274,071.76
4.1.01.04.0001.622317 - HOSPEDAGEM	45,504.79	5,966.52	0	51,471.31
4.1.01.04.0001.622318 - PASSAGENS	94,705.11	25,136.46	400	119,441.57
4.1.01.04.0001.622319 - OUTRAS DESPESAS COM VIAGENS	81,361.17	22,235.17	586	103,010.34
4.1.01.04.0001.930750 - REFEICAO	0	148.54	0	148.54
4.1.01.05 - TRIBUTOS, TAXAS E CONTRIBUICOES	2,240,720.77	173,430.10	28,301.91	2,385,848.96
4.1.01.05.0001 - FEDERAIS	291,994.45	18,144.85	28,301.91	281,837.39
4.1.01.05.0001.622324 - OUTROS TRIBUTOS E TAXAS	291,994.45	18,144.85	28,301.91	281,837.39
4.1.01.05.0002 - ESTADUAIS	220,479.52	1,930.53	0	222,410.05
4.1.01.05.0002.622326 - IPVA E SEGURO OBRIGATORIO	16,252.60	0	0	16,252.60
4.1.01.05.0002.622329 - OUTROS TRIBUTOS E TAXAS	204,226.92	1,930.53	0	206,157.45
4.1.01.05.0003 - MUNICIPAIS	1,728,246.80	153,354.72	0	1,881,601.52
4.1.01.05.0003.622330 - IPTU	1,307,422.05	118,856.59	0	1,426,278.64
4.1.01.05.0003.622334 - TRF - TAXA DE FISCALIZACAO	40,637.31	0	0	40,637.31
4.1.01.05.0003.622335 - OUTROS TRIBUTOS E TAXAS	380,187.44	34,498.13	0	414,685.57
4.1.01.06 - CUSTOS ENTRE PARTES RELACIONADAS	849,391.00	0	0	849,391.00
4.1.01.06.0001 - CUSTOS ENTRE PARTES RELACIONADAS	814,391.00	0	0	814,391.00
4.1.01.06.0001.625806 - CETREL LUMINA	500,000.00	0	0	500,000.00
4.1.01.06.0001.830530 - REPASSE CUSTOS FEL / FTP	314,391.00	0	0	314,391.00
4.1.01.06.0004 - CUSTO SERVIÇO ASA (SEM CRED PIS/COFINS)	35,000.00	0	0	35,000.00
4.1.01.06.0004.830497 - OUTRAS ASSESSORIAS E CONSULTORIAS	35,000.00	0	0	35,000.00
4.1.01.07 - SERVICOS MEDIDOS S/ CREDITO	52,078.13	1,139,190.76	986,655.73	204,613.16
4.1.01.07.0001 - SERVICOS MEDIDOS S/ CREDITO	52,078.13	1,139,190.76	986,655.73	204,613.16
4.1.01.07.0001.801339 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	4,847.96	19,570.00	26,341.44	1,923.48 C
4.1.01.07.0001.801340 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	218,285.22	221,417.88	218,285.22	221,417.88
4.1.01.07.0001.802332 - CONSULTORIA / ASSESSORIA	3,664.00 C	0	0	3,664.00 C
4.1.01.07.0001.803727 - OUTROS SERVICOS DE TERCEIROS	0	2,389.91	0	2,389.91
4.1.01.07.0001.803729 - PROVISAO ENERGIA ELETRICA	167,391.05 C	895,812.97	742,029.07	13,607.15 C
4.1.01.50 - OUTROS CUSTOS	793,089.81	100,770.08	11,271.70	882,588.19
4.1.01.50.0001 - SEGUROS	447,220.63	68,878.74	0	516,099.37
4.1.01.50.0001.622829 - SEGUROS DE RESPONSABILIDADE CIVIL	63,345.07	10,877.70	0	74,222.77
4.1.01.50.0001.622830 - SEGUROS DE VEICULOS	23,376.76	1,857.09	0	25,233.85
4.1.01.50.0001.622832 - SEGUROS OPERACIONAIS	220,634.58	44,111.96	0	264,746.54
4.1.01.50.0001.995850 - SEGUROS DE RISCOS DIVERSOS	139,864.22	12,031.99	0	151,896.21
4.1.01.50.0002 - OUTROS CUSTOS OPERACIONAIS	345,869.18	31,891.34	11,271.70	366,488.82
4.1.01.50.0002.622866 - ASSOCIACOES DE CLASSES	17,888.17	180	0	18,068.17
4.1.01.50.0002.622871 - CONTINGENCIAS TRABALHISTAS	130.62	0	0	130.62
4.1.01.50.0002.651046 - OUTROS CUSTOS OPERACIONAIS	3,810.20	0	0	3,810.20
4.1.01.50.0002.691027 - CONDUCAO E ALIMENTACAO	195,592.77	17,298.24	11,271.70	201,619.31
4.1.01.50.0002.858804 - EMOLUMENTOS E CARTORIO	1,194.69	479.53	0	1,674.22
4.1.01.50.0002.858805 - LIVROS/JORNAIS/REVISTAS/PERIODICOS	2,510.00	0	0	2,510.00
4.1.01.50.0002.876430 - EVENTOS E PATROCINIOS	124,742.73	13,933.57	0	138,676.30
4.1.02 - CUSTOS C/DEPRECIACAO E AMORTIZACAO	13,754,876.70	1,304,299.20	0	15,059,175.90
4.1.02.01 - CUSTOS C/DEPRECIACAO	12,307,139.14	1,172,195.25	0	13,479,334.39
4.1.02.01.0001 - CUSTOS COM DEPRECIACAO	12,307,139.14	1,172,195.25	0	13,479,334.39

BALANCETE CETREL (31/12/2016)

4.1.02.01.0001.622872 - VEICULOS E EMBARCACOES	60,125.81	4,510.06	0	64,635.87
4.1.02.01.0001.623167 - MOVEIS E UTENSILIOS	123,163.78	12,271.19	0	135,434.97
4.1.02.01.0001.623170 - EQUIPAMENTOS DE INFORMATICA	17,655.62	2,432.42	0	20,088.04
4.1.02.01.0001.623171 - EDIFICACOES E INSTALACOES	832,006.14	81,241.08	0	913,247.22
4.1.02.01.0001.660907 - INSTALACOES ESPECIFICAS	19,098.84	1,763.72	0	20,862.56
4.1.02.01.0001.718247 - MAQS E EQUIPS(NAO TOMA CRED.PIS/COFINS)	4,987,211.28	493,865.94	0	5,481,077.22
4.1.02.01.0001.730197 - EDIFIC/INSTAL (NAO TOMA CRED.PIS/COFINS)	985,249.87	89,565.99	0	1,074,815.86
4.1.02.01.0001.800138 - VEICULOS (NAO TOMA CRED.PIS/COFINS)	45,576.63	4,143.33	0	49,719.96
4.1.02.01.0001.977650 - BARRAGENS E CANAIS	102,936.57	9,252.09	0	112,188.66
4.1.02.01.0001.977670 - BARR. CANAIS (NAO TOMA CRED.PIS/COFINS)	151,257.70	13,750.70	0	165,008.40
4.1.02.01.0001.977671 - TUBULACOES	1,825,715.65	167,276.58	0	1,992,992.23
4.1.02.01.0001.977690 - TUBULACOES (NAO TOMA CRED.PIS/COFINS)	1,224,640.06	111,329.72	0	1,335,969.78
4.1.02.01.0001.977710 - CONJUNTO DE VALOS	481,764.41	51,333.01	0	533,097.42
4.1.02.01.0001.977730 - CONJ. VALOS (NAO TOMA CRED.PIS/COFINS)	142,624.02	12,965.82	0	155,589.84
4.1.02.01.0001.977731 - POCOS ARTESIANOS	97,397.37	7,599.79	0	104,997.16
4.1.02.01.0001.977750 - DEPRECIACAO REAVALIAÇÃC	799,084.99	72,644.09	0	871,729.08
4.1.02.01.0001.977751 - DEPRECIACAO LEI 8200	376,503.93	34,227.63	0	410,731.56
4.1.02.01.0001.977771 - EXAUSTÃO ¿ CETREL LEI 8200	2,148.30	195.3	0	2,343.60
4.1.02.01.0001.980590 - EQUIP INFORMÁT(NÃO TOMA CRED.PIS/COFINS)	32,978.17	1,826.79	0	34,804.96
4.1.02.02 - CUSTOS COM AMORTIZACAO	1,446,490.93	131,990.62	0	1,578,481.55
4.1.02.02.0001 - CUSTOS COM AMORTIZACAO	1,446,490.93	131,990.62	0	1,578,481.55
4.1.02.02.0001.623172 - AQUISICAO DE SOFTWARE	6,678.88	589.41	0	7,268.29
4.1.02.02.0001.652427 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	1,143,676.99	104,268.04	0	1,247,945.03
4.1.02.02.0001.980591 - AQUIS SOFTWARE(NÃO TOMA CRED.PIS/COFINS)	296,135.06	27,133.17	0	323,268.23
4.1.02.03 - AMORTIZACAO DO INTANGIVEL EM OPERACAO	1,246.63	113.33	0	1,359.96
4.1.02.03.0003 - MAQUINAS E EQUIPAMENTOS - CPC	1,246.63	113.33	0	1,359.96
4.1.02.03.0003.729870 - MAQUINAS E EQUIPAMENTOS - CPC	1,246.63	113.33	0	1,359.96
4.1.03 - CREDITO PIS/COFINS/ICMS SOBRE CUSTOS (-)	1,642,089.60 C	19,293.12	2,077,091.40	3,699,887.88 C
4.1.03.01 - CREDITO DE PIS/COFINS/ICMS (-)	1,642,089.60 C	19,293.12	2,077,091.40	3,699,887.88 C
4.1.03.01.0001 - CREDITO DE PIS (-)	292,915.72 C	3,441.50	370,508.21	659,982.43 C
4.1.03.01.0001.623179 - CREDITO DE PIS (-)	292,915.72 C	3,441.50	370,508.21	659,982.43 C
4.1.03.01.0002 - CREDITO DE COFINS (-)	1,349,173.88 C	15,851.62	1,706,583.19	3,039,905.45 C
4.1.03.01.0002.623180 - CREDITO DE COFINS (-)	1,349,173.88 C	15,851.62	1,706,583.19	3,039,905.45 C
4.3 - DESPESAS ADMINISTRATIVAS	36,198,673.51	7,930,441.95	11,726,611.43	32,402,504.03
4.3.01 - DESPESAS ADMINISTRATIVAS	25,022,234.63	4,921,661.32	9,732,682.86	20,211,213.09
4.3.01.01 - DESPESAS COM PESSOAL	6,542,830.50	2,611,062.99	608,039.19	8,545,854.30
4.3.01.01.0001 - REMUNERACOES	2,588,848.20	315,674.26	101,857.91	2,802,664.55
4.3.01.01.0001.623225 - SALARIOS	1,985,734.00	200,131.82	11,564.65	2,174,301.17
4.3.01.01.0001.623226 - FERIAS	0	36,070.96	36,070.96	0
4.3.01.01.0001.623228 - ADICIONAL NOTURNO	2,382.96	0	0	2,382.96
4.3.01.01.0001.623229 - AVISO PREVIO	10,456.02	0	0	10,456.02
4.3.01.01.0001.623230 - BOLSA DE ESTAGIO	726	0	0	726
4.3.01.01.0001.623232 - HORA EXTRA	1,980.32	12,948.65	0	14,928.97
4.3.01.01.0001.623233 - OUTROS PROVENTOS	27,499.38	9,301.08	50,829.79	14,029.33 C
4.3.01.01.0001.666586 - ADICIONAL DE PERICULOSIDADE	560,069.52	57,221.75	3,392.51	613,898.76
4.3.01.01.0002 - BENEFICIOS	1,185,611.12	176,564.92	68,908.10	1,293,267.94
4.3.01.01.0002.623234 - ALIMENTACAO	283,272.13	26,056.21	0	309,328.34
4.3.01.01.0002.623235 - ASSISTENCIA MEDICA	196,597.69	33,896.04	14,076.90	216,416.83
4.3.01.01.0002.623236 - EXAMES MEDICOS	13,987.45	0	0	13,987.45
4.3.01.01.0002.623237 - ASSISTENCIA ODONTOLOGICA	229.22 C	2,167.58	2,099.20	160.84 C
4.3.01.01.0002.623239 - TREINAMENTOS	30,010.52	57,399.38	51,879.90	35,530.00
4.3.01.01.0002.623240 - GREMIO E ASSOCIACOES	7,471.75	687.55	0	8,159.30
4.3.01.01.0002.623241 - ODEPREV	66,375.39	7,065.27	0	73,440.66

BALANCETE CETREL (31/12/2016)

4.3.01.01.0002.623242 - SEGURO DE VIDA EM GRUPC	16,093.20	1,742.69	852.1	16,983.79
4.3.01.01.0002.623243 - TRANSPORTE DE PESSOAL	450,187.66	34,336.80	0	484,524.46
4.3.01.01.0002.623244 - VALE TRANSPORTE	21,664.24	873.4	0	22,537.64
4.3.01.01.0002.623246 - OUTROS BENEFICIOS	100,180.31	12,340.00	0	112,520.31
4.3.01.01.0003 - PARTICIPACAO SOBRE RESULTADO/PLR	742,876.51	1,271,013.65	0	2,013,890.16
4.3.01.01.0003.623247 - PARTICIPACAO SOBRE RESULTADO/PLF	742,876.51	1,271,013.65	0	2,013,890.16
4.3.01.01.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	1,182,892.14	293,132.54	136,912.93	1,339,111.75
4.3.01.01.0004.623248 - INSS SOBRE SALARIOS	862,659.87	179,614.93	14,271.39	1,028,003.41
4.3.01.01.0004.623249 - FGTS SOBRE SALARIOS	252,885.01	35,553.21	1,823.03	286,615.19
4.3.01.01.0004.623250 - ENCARGOS SOBRE PROVISAO DE 13!	62,169.49	41,543.64	103,713.11	0.02
4.3.01.01.0004.623251 - ENCARGOS SOBRE PROVISAO DE FERIAS	47,801.10 C	36,420.76	17,105.40	28,485.74 C
4.3.01.01.0004.623254 - CONTRIBUICAO PATRONAL	52,978.87	0	0	52,978.87
4.3.01.01.0005 - PROVISAO	527,721.02	486,799.58	300,360.25	714,160.35
4.3.01.01.0005.623255 - PROVISAO DE 13	184,609.16	380,801.64	299,103.77	266,307.03
4.3.01.01.0005.623256 - PROVISAO DE FERIAS	343,111.86	105,997.94	1,256.48	447,853.32
4.3.01.01.0006 - HONORARIOS DIRETORIA	314,881.51	67,878.04	0	382,759.55
4.3.01.01.0006.623257 - HONORARIOS DIRETORIA	314,881.51	67,878.04	0	382,759.55
4.3.01.02 - DESPESAS COM MATERIAIS	366,772.17	38,195.73	6,464.19	398,503.71
4.3.01.02.0001 - MATERIAIS	366,772.17	38,195.73	6,464.19	398,503.71
4.3.01.02.0001.623259 - COMBUSTIVEIS E LUBRIFICANTES	23,145.83	1,836.26	934.89	24,047.20
4.3.01.02.0001.623260 - MATERIAIS DE LIMPEZA E HIGIENE	57,630.80	4,758.60	0	62,389.40
4.3.01.02.0001.623261 - MATERIAL DE EXPEDIENTE, USO E CONSUMC	42,328.42	6,314.57	0	48,642.99
4.3.01.02.0001.623262 - MATERIAL DE MANUTENCAO DE VEICULOS	4,124.84	1,253.79	0	5,378.63
4.3.01.02.0001.623263 - MATERIAL DE MANUTENCAO ELETRICA	15,870.14	858.55	0	16,728.69
4.3.01.02.0001.623265 - MATERIAL DE SEGURANCA E PROTECAO - EPC	0	57.69	0	57.69
4.3.01.02.0001.623267 - MATERIAS DE MANUTENCAO DE EQUIPAMENTC	4,153.21	146.4	457.04	3,842.57
4.3.01.02.0001.623268 - OUTROS MATERIAIS	190,109.38	18,501.20	3,233.59	205,376.99
4.3.01.02.0001.642186 - UNIFORMES	395.91	48.32	0	444.23
4.3.01.02.0001.642346 - MATERIAL DE COPA E COZINHA	22,317.89	4,063.95	1,838.67	24,543.17
4.3.01.02.0001.858974 - MATERIAL DE SEGURANCA E PROTECAO - EP	6,695.75	356.4	0	7,052.15
4.3.01.03 - DESPESAS COM SERVICOS	3,956,962.07	798,341.66	37,211.30	4,718,092.43
4.3.01.03.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	84,059.68	17,301.14	4,750.00	96,610.82
4.3.01.03.0001.623269 - ALUGUEIS DE EQUIPAMENTOS INFORMATICA PJ	1,970.10	0	0	1,970.10
4.3.01.03.0001.623270 - ALUGUEIS DE IMOVEIS PJ	7,350.08	272.31	0	7,622.39
4.3.01.03.0001.623271 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	1,590.00	0	0	1,590.00
4.3.01.03.0001.623272 - ALUGUEIS DE VEICULOS PJ	52,437.53	13,881.35	4,750.00	61,568.88
4.3.01.03.0001.623273 - CONDOMINIO PJ	7,011.97	487.48	0	7,499.45
4.3.01.03.0001.623274 - OUTROS ALUGUEIS PJ	13,700.00	2,660.00	0	16,360.00
4.3.01.03.0003 - COMUNICACAO E DESPESAS POSTAIS	198,347.16	16,372.58	6,484.91	208,234.83
4.3.01.03.0003.623279 - CORREIOS	22,071.91	1,191.52	0	23,263.43
4.3.01.03.0003.623280 - INTERNET	52,620.49	5,436.28	232.85	57,823.92
4.3.01.03.0003.623281 - RADIO E COMUNICACAO	8,509.50	870.21	0	9,379.71
4.3.01.03.0003.623282 - TELEFONIA FIXA	65,616.33	7,090.44	1,540.00	71,166.77
4.3.01.03.0003.623283 - TELEFONIA MOVEL	49,528.93	1,784.13	4,712.06	46,601.00
4.3.01.03.0004 - MANUTENCOES	315,038.30	35,407.26	2,804.67	347,640.89
4.3.01.03.0004.327624 - MANUTENCAO DE ELETRICA	58,690.42	7,606.92	2,070.92	64,226.42
4.3.01.03.0004.623285 - MANUTENCAO DE IMOVEIS	194,278.83	19,008.44	0	213,287.27
4.3.01.03.0004.623286 - MANUTENCAO DE INFORMATICA	15,842.58	690	55	16,477.58
4.3.01.03.0004.623287 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	23,111.31	4,088.13	0	27,199.44
4.3.01.03.0004.642426 - MANUT DE LICENCA DE USO DE SOFTWARES	7,716.32	2,396.48	0	10,112.80
4.3.01.03.0004.648366 - MANUTENCAO DE VEICULOS	15,398.84	1,617.29	678.75	16,337.38
4.3.01.03.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	851,412.80	178,905.99	10,000.00	1,020,318.79
4.3.01.03.0005.623289 - AUDITORIA	186,453.72	52,459.72	0	238,913.44

BALANCETE CETREL (31/12/2016)

4.3.01.03.0005.623290 - CONSULTORIA / ASSESSORIAS	664,959.08	126,446.27	10,000.00	781,405.35
4.3.01.03.0006 - SERVICOS PESSOA JURIDICA	2,507,127.39	550,354.69	13,171.72	3,044,310.36
4.3.01.03.0006.360069 - SERVIÇO DE LAVANDERIA PJ	1,678.96	343.93	0	2,022.89
4.3.01.03.0006.623293 - SERVICO DE LIMPEZA E HIGIENE PJ	17,046.70	1,549.70	0	18,596.40
4.3.01.03.0006.623295 - TRANSPORTES, FRETES E CARRETOS PJ	12,315.79	11,221.59	11,221.59	12,315.79
4.3.01.03.0006.623296 - OUTROS SERVIÇOS DE TERCEIROS PJ	1,139,088.77	352,362.01	216.9	1,491,233.88
4.3.01.03.0006.642506 - SERVIÇOS DE OUTSOURCING E IMPRESSAO	247.85	0	0	247.85
4.3.01.03.0006.642526 - ANUNCIOS E PUBLICACOES-RADIO/TV/JORNAIS	336,463.58	0	0	336,463.58
4.3.01.03.0006.642626 - DESENVOL. E MANUTENCAO DE SOFTWARE	582,714.92	148,145.07	0	730,859.99
4.3.01.03.0006.648232 - SERVICOS GRAFICOS	16,940.71	3,996.15	1,733.23	19,203.63
4.3.01.03.0006.704255 - MAO DE OBRA TEMPORARIA	400,630.11	32,736.24	0	433,366.35
4.3.01.03.0007 - SERVICOS PESSOA FISICA	976.74	0	0	976.74
4.3.01.03.0007.623301 - OUTROS SERVIÇOS DE TERCEIROS PF	976.74	0	0	976.74
4.3.01.04 - DESPESA COM VIAGENS	33,766.17	7,368.79	27.61	41,107.35
4.3.01.04.0001 - DESPESA COM VIAGENS	33,766.17	7,368.79	27.61	41,107.35
4.3.01.04.0001.623303 - HOSPEDAGEM	6,787.40	1,563.98	0	8,351.38
4.3.01.04.0001.623304 - PASSAGENS	22,351.91	4,531.14	0	26,883.05
4.3.01.04.0001.623305 - OUTRAS DESPESAS COM VIAGENS	4,331.93	1,267.67	27.61	5,571.99
4.3.01.04.0001.642326 - ESTACIONAMENTO	294.93	6	0	300.93
4.3.01.05 - DESPESAS ENTRE PARTES RELACIONADAS	4,658,701.73	666,770.57	319,970.37	5,005,501.93
4.3.01.05.0001 - RATEIO DE DESPESAS (TAC)	3,255,660.05	439,189.97	205,844.91	3,489,005.11
4.3.01.05.0001.701388 - ACORDO DIV. CUSTOS E RATEIO DESPESAS	3,049,815.14	217,427.23	0	3,267,242.37
4.3.01.05.0001.883190 - PROVISAO ACORDO DIV.CUSTOS E RATEIO DESP	205,844.91	221,762.74	205,844.91	221,762.74
4.3.01.05.0005 - RATEIO DE DESPESAS CSC	553,391.30	108,294.12	54,147.06	607,538.36
4.3.01.05.0005.897752 - RATEIO DE DESPESAS CSC	553,391.30	108,294.12	54,147.06	607,538.36
4.3.01.05.0009 - RATEIO DE DESPESAS TI	849,650.38	119,286.48	59,978.40	908,958.46
4.3.01.05.0009.359557 - RATEIO DESPESAS TI	849,650.38	119,286.48	59,978.40	908,958.46
4.3.01.50 - OUTRAS DESPESAS	9,463,201.99	799,921.58	8,760,970.20	1,502,153.37
4.3.01.50.0002 - OUTRAS DESPESAS OPERACIONAIS	716,327.08	675,097.67	135,503.17	1,255,921.58
4.3.01.50.0002.623308 - ASSOCIACOES DE CLASSES	10,312.21	0	0	10,312.21
4.3.01.50.0002.623312 - CONTINGENCIAS TRABALHISTAS	178,786.00	519,928.79	64,271.95	634,442.84
4.3.01.50.0002.642366 - LIVROS/JORNAIS/REVISTAS/PERIODICOS	12,579.68	298.9	0	12,878.58
4.3.01.50.0002.642386 - EMOLUMENTOS E CARTORIO	10,768.84	571.02	341.41	10,998.45
4.3.01.50.0002.642546 - EVENTOS E PATROCINIOS	0	6,094.15	6,094.15	0
4.3.01.50.0002.648230 - CONFRATERNIZACOES	0	6,853.98	6,853.98	0
4.3.01.50.0002.651006 - OUTRAS DESPESAS ADMINISTRATIVAS	77,663.33	140,055.62	57,941.68	159,777.27
4.3.01.50.0002.690687 - CONDUCAO E ALIMENTACAO EVENTUAIS	98,877.02	1,295.21	0	100,172.23
4.3.01.50.0002.717980 - DOACOES DEDUTIVEIS	327,340.00	0	0	327,340.00
4.3.01.50.0004 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	8,746,874.91	124,823.91	8,625,467.03	246,231.79
4.3.01.50.0004.361099 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	8,746,874.91	124,823.91	8,625,467.03	246,231.79
4.3.02 - DESPESAS C/DEPRECIACAO E AMORTIZACAO	11,193,777.14	3,008,780.63	1,992,377.90	12,210,179.87
4.3.02.01 - DESPESAS C/DEPRECIACAO	214,897.43	18,278.46	0	233,175.89
4.3.02.01.0001 - DESPESAS C/DEPRECIACAO	214,897.43	18,278.46	0	233,175.89
4.3.02.01.0001.623315 - VEICULOS E EMBARCACOES	1,482.08	0	0	1,482.08
4.3.02.01.0001.623317 - MOVEIS E UTENSILIOS	77,002.80	6,208.47	0	83,211.27
4.3.02.01.0001.623318 - MAQUINAS E EQUIPAMENTOS	10,332.19	1,074.54	0	11,406.73
4.3.02.01.0001.623320 - EQUIPAMENTOS DE INFORMATICA	68,257.19	5,721.69	0	73,978.88
4.3.02.01.0001.623321 - EDIFICACOES E INSTALACOES	42,422.62	3,873.71	0	46,296.33
4.3.02.01.0001.660910 - INSTALACOES ESPECIFICAS	1,737.45	157.95	0	1,895.40
4.3.02.01.0001.977790 - DEPRECIACAO REAVALIAÇÃO	10,034.86	912.26	0	10,947.12
4.3.02.01.0001.977791 - DEPRECIACAO LEI 8200	3,628.24	329.84	0	3,958.08
4.3.02.02 - DESPESAS C/AMORTIZACAO	10,978,879.71	2,990,502.17	1,992,377.90	11,977,003.98
4.3.02.02.0001 - DESPESAS C/AMORTIZACAO	10,978,879.71	2,990,502.17	1,992,377.90	11,977,003.98

BALANCETE CETREL (31/12/2016)

4.3.02.02.0001.623322 - AQUISICAO DE SOFTWARE	39,035.96	3,593.02	0	42,628.98
4.3.02.02.0001.729884 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	115,935.82	10,539.62	0	126,475.44
4.3.02.02.0001.802366 - AMORTIZACAO DE AGIO	10,823,907.93	2,976,369.53	1,992,377.90	11,807,899.56
4.3.03 - CREDITO DE PIS/COFINS DAS DESPESAS (-)	17,338.26 C	0	1,550.67	18,888.93 C
4.3.03.01 - CREDITO DE PIS/COFINS DAS DESPESAS (-)	17,338.26 C	0	1,550.67	18,888.93 C
4.3.03.01.0001 - CREDITO DE PIS (-)	3,092.77 C	0	276.61	3,369.38 C
4.3.03.01.0001.675709 - CREDITO DE PIS (-)	3,092.77 C	0	276.61	3,369.38 C
4.3.03.01.0002 - CREDITO DE COFINS (-)	14,245.49 C	0	1,274.06	15,519.55 C
4.3.03.01.0002.675711 - CREDITO DE COFINS (-)	14,245.49 C	0	1,274.06	15,519.55 C
4.4 - DESPESAS FINANCEIRAS	26,035,956.67	2,259,980.40	20,019.21	28,275,917.86
4.4.01 - DESPESAS FINANCEIRAS E BANCARIAS	26,035,956.67	2,259,980.40	20,019.21	28,275,917.86
4.4.01.01 - DESPESAS FINANCEIRAS E BANCARIAS	26,035,956.67	2,259,980.40	20,019.21	28,275,917.86
4.4.01.01.0001 - DESPESAS FINANCEIRAS	19,531,486.76	1,801,785.24	261.83	21,333,010.17
4.4.01.01.0001.623329 - JUROS	213.59	0	0	213.59
4.4.01.01.0001.623330 - MULTAS POR ATRASO DE PAGAMENTO	13,265.72	841.37	261.83	13,845.26
4.4.01.01.0001.623331 - TARIFAS BANCARIAS	46,454.66	6,424.74	0	52,879.40
4.4.01.01.0001.642686 - JUROS DE FINANCIAMENTOS	18,808,477.23	1,679,188.50	0	20,487,665.73
4.4.01.01.0001.673526 - DESCONTOS CONCEDIDOS	17,118.91	1,232.59	0	18,351.50
4.4.01.01.0001.675126 - CORRECAO/VARIACAO CAMBIAL	741.35	0	0	741.35
4.4.01.01.0001.681475 - COMISSOES BANCARIAS	189,141.86	18,609.07	0	207,750.93
4.4.01.01.0001.713552 - IOF	230,588.39	76,089.08	0	306,677.47
4.4.01.01.0001.904050 - AMORTIZACAO DO CUSTO DE TRANSACAO	225,485.05	19,399.89	0	244,884.94
4.4.01.01.0003 - VARIACOES MONETARIAS E CAMBIAIS	3,420,179.39	26,063.21	0	3,446,242.60
4.4.01.01.0003.623333 - VARIACOES MONETARIAS	3,420,179.39	26,063.21	0	3,446,242.60
4.4.01.01.0006 - JUROS SOBRE CAPITAL PROPRIO	19,757.39 C	19,757.38	19,757.38	19,757.39 C
4.4.01.01.0006.731539 - JUROS SOBRE CAPITAL PROPRIO	19,757.39 C	19,757.38	19,757.38	19,757.39 C
4.4.01.01.0007 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,709.61	118.82	0	3,828.43
4.4.01.01.0007.731540 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,709.61	118.82	0	3,828.43
4.4.01.01.0008 - MULTA SOBRE ATRASO DE PAGAMENTO	5,368.13	94.79	0	5,462.92
4.4.01.01.0008.731541 - MULTA SOBRE ATRASO DE PAGAMENTO	5,368.13	94.79	0	5,462.92
4.4.01.01.0013 - PARTES RELACIONADAS ¿ MUTUO	3,094,970.17	412,160.96	0	3,507,131.13
4.4.01.01.0013.327520 - DISTRIBUIDORA DE AGUA CAMACAR	3,094,970.17	412,160.96	0	3,507,131.13
4.5 - DESPESAS TRIBUTARIAS	11,160.20	33,160.77	3,065.95	41,255.02
4.5.01 - TRIBUTOS, TAXAS E CONTRIBUICOES	11,160.20	33,160.77	3,065.95	41,255.02
4.5.01.01 - TRIBUTOS, TAXAS E CONTRIBUICOES	11,160.20	33,160.77	3,065.95	41,255.02
4.5.01.01.0001 - FEDERAIS	5,270.81	28,190.91	0	33,461.72
4.5.01.01.0001.623336 - PIS	779.67	5,028.65	0	5,808.32
4.5.01.01.0001.623337 - COFINS	3,591.14	23,162.26	0	26,753.40
4.5.01.01.0001.623340 - OUTRAS TAXAS	900	0	0	900
4.5.01.01.0002 - ESTADUAIS	2,886.79	0	0	2,886.79
4.5.01.01.0002.623342 - IPVA E SEGURO OBRIGATORIO	453.03	0	0	453.03
4.5.01.01.0002.623345 - OUTRAS TAXAS	2,433.76	0	0	2,433.76
4.5.01.01.0003 - MUNICIPAIS	3,002.60	4,969.86	3,065.95	4,906.51
4.5.01.01.0003.623349 - OUTRAS TAXAS	196.35 C	4,969.86	3,065.95	1,707.56
4.5.01.01.0003.700772 - ISS	3,198.95	0	0	3,198.95
4.6 - OUTRAS RECEITAS E DESPESAS	216,002.24	3,558,812.92	1,027,688.50	2,747,126.66
4.6.01 - GANHO/PERDA NA BAIXA DE ATIVOS	216,002.24	3,558,812.92	1,027,688.50	2,747,126.66
4.6.01.01 - GANHO/PERDA NA BAIXA DE ATIVOS	216,002.24	3,558,812.92	1,027,688.50	2,747,126.66
4.6.01.01.0001 - MATERIAIS	556	0	0	556
4.6.01.01.0001.623351 - CUSTO DE AQUISICAO	556	0	0	556
4.6.01.01.0003 - IMOBILIZADO	215,446.24	3,558,812.92	1,027,688.50	2,746,570.66
4.6.01.01.0003.623354 - RECEITA DE VENDA	33,250.00 C	0	834,150.00	867,400.00 C
4.6.01.01.0003.623355 - CUSTO DE AQUISICAO	619,487.22	3,558,812.92	0	4,178,300.14

BALANCETE CETREL (31/12/2016)

4.6.01.01.0003.623356 - DEPRECIACAO ACUMULADA	370,790.98 C		0	193,538.50	564,329.48 C				
4.7 - PROVISAO P / IR E CSLL	2,950,195.94 C		1,794,302.24	1,233,313.78	2,389,207.48 C				
4.7.01 - PROVISAO P / IR E CSLL	2,950,195.94 C		1,794,302.24	1,233,313.78	2,389,207.48 C				
4.7.01.01 - PROVISAO P / IR E CSLL CORRENTE	2,265.74 C		0	0	2,265.74 C				
4.7.01.01.0001 - PROVISAO P / IR	2,265.74 C		0	0	2,265.74 C				
4.7.01.01.0001.858979 - INCENTIVO FISCAL	2,265.74 C		0	0	2,265.74 C				
4.7.01.02 - PROVISAO PARA IR E CSLL DIFERIDOS	2,947,930.20 C		1,794,302.24	1,233,313.78	2,386,941.74 C				
4.7.01.02.0001 - PROVISAO PARA IR DIFERIDO	2,193,944.13 C		1,319,339.88	909,243.67	1,783,847.92 C				
4.7.01.02.0001.731549 - PROVISAO PARA IR DIFERIDO	2,193,944.13 C		1,319,339.88	909,243.67	1,783,847.92 C				
4.7.01.02.0002 - PROVISAO PARA CSLL DIFERIDO	753,986.07 C		474,962.36	324,070.11	603,093.82 C				
4.7.01.02.0002.731550 - PROVISAO PARA CSLL DIFERIDO	753,986.07 C		474,962.36	324,070.11	603,093.82 C				
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	ATIVO	-751,181,025.87	100,606,083.24	92,312,929.48	-759,474,179.63
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	PASSIVO	735,981,265.61	36,943,315.21	42,648,222.57	741,686,172.97
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	RESULTADO	15,199,760.26	43,814,254.98	46,402,501.38	17,788,006.66
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL GERAL	0	181,363,653.43	181,363,653.43	0
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL DAS CONTAS DE RESULTADO	15,199,760.26	43,814,254.98	46,402,501.38	17,788,006.66

ATTACHMENT 7

BALANCETE DAC (31/12/2016)

1 - ATIVO	297,664,719.74	66,414,372.88	66,224,496.48	297,854,596.14
1.1 - CIRCULANTE	31,281,677.60	52,545,962.03	57,868,459.80	25,959,179.83
1.1.01 - DISPONIBILIDADES	14,481,363.35	38,607,628.53	44,113,146.58	8,975,845.30
1.1.01.02 - BANCOS	3,515,741.37	38,415,649.91	41,803,955.40	127,435.88
1.1.01.02.0001 - CONTA MOVIMENTO SPE	3,515,741.37	38,415,649.91	41,803,955.40	127,435.88
1.1.01.02.0001.199952* - DAC BRAD. AG 2372 C/C 9596-(	4,364.61	445,000.00	442,066.02	7,298.59
1.1.01.02.0001.200152* - DAC CEF AG 0672 C/C 4311-(	53,321.02	1,581,500.00	1,619,939.00	14,882.02
1.1.01.02.0001.362001* - DAC - BRADESCO(CSC) AG.2372 C.C28366-5	62,523.12	8,786,500.00	8,844,818.35	4,204.77
1.1.01.02.0001.921609* - DAC BB AG 3064-3 C/C 26554-:	8,482.80	6,872,882.85	6,868,209.46	13,156.19
1.1.01.02.0001.921610* - DAC BB AG 3064-3 C/C 995869-)	0	6,872,882.85	6,872,882.85	0
1.1.01.02.0001.921611* - DAC BRAD AG 2864-9 C/C 26248-(	3,366,875.42	12,781,884.21	16,072,399.92	76,359.71
1.1.01.02.0001.921613* - DAC BRAD AG 3272 C/C 9595-8	20,174.40	1,075,000.00	1,083,639.80	11,534.60
1.1.01.03 - APLICACOES FINANCEIRAS LIQUIDEZ IMEDIATA	10,965,621.98	191,978.62	2,309,191.18	8,848,409.42
1.1.01.03.0001 - APLICACOES LIQUIDEZ IMEDIATA CSC	10,965,621.98	191,978.62	2,309,191.18	8,848,409.42
1.1.01.03.0001.194693* - DAC BB AG 3064-3 C/I 995869-)	680,393.46	39,624.09	159,878.94	560,138.61
1.1.01.03.0001.200233* - DAC CEF AG 4155-6 C/I 1656-9	0	41,915.25	41,915.25	0
1.1.01.03.0001.921612* - DAC BRAD. AG 2864-9 C/I 26248-(	10,285,228.52	110,439.28	2,107,396.99	8,288,270.81
1.1.02 - CONTAS A RECEBER	12,962,330.68	10,944,852.52	10,825,237.38	13,081,945.82
1.1.02.02 - CONTAS A RECEBER DE CLIENTES	13,009,774.79	10,944,852.52	10,823,873.65	13,130,753.66
1.1.02.02.0005 - CONTAS A RECEBER-VENDA DE AGUA DE REUSC	13,009,774.79	10,944,852.52	10,823,873.65	13,130,753.66
1.1.02.02.0005.840090* - FATURAS EMITIDAS VENDA DE AGUA DE REUSC	13,009,774.79	10,944,852.52	10,823,873.65	13,130,753.66
1.1.02.04 - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.02.04.0001 - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.02.04.0001.626026* - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.05 - OUTRAS CONTAS A RECEBER	194,980.76	174,753.78	291,524.23	78,210.31
1.1.05.04 - ADIANTAMENTOS DIVERSOS	193,591.52	173,253.78	289,827.69	77,017.61
1.1.05.04.0001 - ADIANTAMENTOS POR CONTA DE SALARIO	192,739.52	173,253.78	288,975.69	77,017.61
1.1.05.04.0001.626286* - ADIANTAMENTOS POR CONTA DE SALARIC	0	83,212.00	83,212.00	0
1.1.05.04.0001.705697* - ADIANTAMENTO DE 13 SALARIO	161,177.52	4,614.17	165,791.69	0
1.1.05.04.0001.705698* - ADIANTAMENTO DE FERIAS	31,562.00	85,427.61	39,972.00	77,017.61
1.1.05.04.0003 - ADIANTAMENTOS PARA DESPESAS	852	0	852	0
1.1.05.04.0003.105136* - ADRIANO JOSE PERRONE DE OLIVEIRA	852	0	852	0
1.1.05.06 - OUTRAS CONTAS A RECEBER	1,389.24	1,500.00	1,696.54	1,192.70
1.1.05.06.0001 - OUTRAS CONTAS A RECEBER	1,389.24	1,500.00	1,696.54	1,192.70
1.1.05.06.0001.661768* - OUTRAS CONTAS A RECEBER	1,389.24	1,500.00	1,696.54	1,192.70
1.1.06 - TRIBUTOS	1,081,942.86	1,388,324.91	1,147,730.82	1,322,536.95
1.1.06.01 - TRIBUTOS A RECUPERAR	1,035,233.83	830,831.95	590,261.27	1,275,804.51
1.1.06.01.0001 - CSLL	176,647.64	202,074.74	148,555.83	230,166.55
1.1.06.01.0001.626296* - CSLL	28,091.81	9.1	0	28,100.91
1.1.06.01.0001.693328* - ANTECIPACAO CSLL	148,555.83	0	148,555.83	0
1.1.06.01.0001.717539* - CSLL BASE NEGATIVA	0	202,065.64	0	202,065.64
1.1.06.01.0002 - PIS	10,462.75	3,331.24	5.91	13,788.08
1.1.06.01.0002.626301* - PIS	10,462.75	3,331.24	5.91	13,788.08
1.1.06.01.0003 - COFINS	48,197.30	15,344.04	27.32	63,514.02
1.1.06.01.0003.626302* - COFINS	48,197.30	15,344.04	27.32	63,514.02
1.1.06.01.0004 - IMPOSTO DE RENDA	428,246.62	602,680.64	386,751.36	644,175.90
1.1.06.01.0004.626303* - IMPOSTO DE RENDA	41,495.26	1,918.10	0	43,413.36
1.1.06.01.0004.693329* - ANTECIPACAO IRPJ	386,751.36	0	386,751.36	0
1.1.06.01.0004.759623* - SALDO NEGATIVO IRPJ	0	600,762.54	0	600,762.54
1.1.06.01.0005 - IR SOBRE APLICAÇÃO FINANCEIRA	371,257.21	7,396.99	54,920.85	323,733.35
1.1.06.01.0005.626304* - IR SOBRE APLICAÇÃO FINANCEIRA	371,257.21	7,396.99	54,920.85	323,733.35
1.1.06.01.0011 - PIS/COFINS/CSLL	422.31	4.3	0	426.61
1.1.06.01.0011.803726* - PIS/COFINS/CSLL A RECUPERAR	422.31	4.3	0	426.61

BALANCETE DAC (31/12/2016)

1.1.06.03 - TRIBUTOS A RECUPERAR DE ORGAOS PUBLICOS	2,273.53	184,134.45	184,111.04	2,296.94
1.1.06.03.0002 - IR A RECUPERAR	2,273.53	23.41	0	2,296.94
1.1.06.03.0002.658347* - IR A RECUPERAR	2,273.53	23.41	0	2,296.94
1.1.06.03.0007 - ICMS A RECUPERAR	0	184,111.04	184,111.04	0
1.1.06.03.0007.626312* - ICMS A RECUPERAR	0	184,111.04	184,111.04	0
1.1.06.04 - PIS E COFINS NAO CUMULATIVOS	44,435.50	373,358.51	373,358.51	44,435.50
1.1.06.04.0003 - PIS SOBRE INSUMOS	7,926.36	66,599.08	66,599.08	7,926.36
1.1.06.04.0003.684709* - CREDITO DE PIS (-)	0	21,744.61	21,744.61	0
1.1.06.04.0003.978250* - CREDITO DE PIS S/ ESTOQUE	7,926.36	44,854.47	44,854.47	7,926.36
1.1.06.04.0004 - COFINS SOBRE INSUMOS	36,509.14	306,759.43	306,759.43	36,509.14
1.1.06.04.0004.684711* - CREDITO DE COFINS (-)	0	100,156.94	100,156.94	0
1.1.06.04.0004.978251* - CREDITO DE COFINS S/ ESTOQUE	36,509.14	206,602.49	206,602.49	36,509.14
1.1.07 - ESTOQUES	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.01 - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.01.0001 - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.01.0001.622728* - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.08 - DESPESAS ANTECIPADAS	390,075.21	13,425.73	94,195.08	309,305.86
1.1.08.01 - DESPESAS ANTECIPADAS	390,075.21	13,425.73	94,195.08	309,305.86
1.1.08.01.0001 - SEGUROS A APROPRIAR	330,476.89	13,425.73	34,596.76	309,305.86
1.1.08.01.0001.626317* - SEGUROS A APROPRIAR	330,476.89	13,425.73	34,596.76	309,305.86
1.1.08.01.0002 - TAXAS	59,598.32	0	59,598.32	0
1.1.08.01.0002.626318* - TAXAS	59,598.32	0	59,598.32	0
1.2 - ATIVO NÃO CIRCULANTE	266,383,042.14	13,868,410.85	8,356,036.68	271,895,416.31
1.2.01 - REALIZAVEL A LONGO PRAZO	137,945,871.11	5,094,894.97	1,246,728.05	141,794,038.03
1.2.01.01 - COLIGADAS E CONTROLADAS	32,921,712.97	4,488,189.45	0	37,409,902.42
1.2.01.01.0004 - MUTUO	32,921,712.97	4,488,189.45	0	37,409,902.42
1.2.01.01.0004.858753* - CETREL	32,921,712.97	4,488,189.45	0	37,409,902.42
1.2.01.04 - IMPOSTOS DIFERIDOS E A RECUPERAR	98,045,165.67	404,911.33	1,233,302.32	97,216,774.68
1.2.01.04.0001 - IMPOSTO DE RENDA DIFERIDO	71,371,926.65	297,233.38	906,357.19	70,762,802.84
1.2.01.04.0001.626324* - IMPOSTO DE RENDA DIFERIDO	71,371,926.65	297,233.38	906,357.19	70,762,802.84
1.2.01.04.0002 - CSLL DIFERIDO	25,695,343.11	107,004.02	326,288.59	25,476,058.54
1.2.01.04.0002.626325* - CSLL DIFERIDO	25,695,343.11	107,004.02	326,288.59	25,476,058.54
1.2.01.04.0003 - ICMS A RECUPERAR	0	656.54	656.54	0
1.2.01.04.0003.727530* - ICMS A RECUPERAR - CIAP	0	656.54	656.54	0
1.2.01.04.0004 - PIS S AQUISICAO AT. IMOBILIZADO 1/24	173,895.56	0	0	173,895.56
1.2.01.04.0004.795290* - PIS S AT. IMOBILIZ 1/24 -OBRAS EM ANDAM	173,895.56	0	0	173,895.56
1.2.01.04.0005 - COFINS S AQUISICAO AT. IMOBILIZADO 1/24	800,973.06	0	0	800,973.06
1.2.01.04.0005.795291* - COFINS S AT IMOBILIZ 1/24-OBRAS EM ANDAM	800,973.06	0	0	800,973.06
1.2.01.04.0006 - SALDO NEGATIVO IRPJ	3,027.29	17.39	0	3,044.68
1.2.01.04.0006.999630* - IRPJ ANTECIPADO EM EXERCICIOS ANTERIORES	3,027.29	17.39	0	3,044.68
1.2.01.10 - CONTAS BANCARIAS DE RESERVA - LP	6,871,586.63	201,794.19	0	7,073,380.82
1.2.01.10.0001 - CONTA RESERVA LP	6,871,586.63	201,794.19	0	7,073,380.82
1.2.01.10.0001.199955* - DAC CEF AG 4155-6 C/C 1656-9	3,797,754.59	41,915.25	0	3,839,669.84
1.2.01.10.0001.880330* - UTA BB AG 3064-3 C/C 995869-0	3,073,832.04	159,878.94	0	3,233,710.98
1.2.01.12 - DESPESAS ANTECIPADAS	107,405.84	0	13,425.73	93,980.11
1.2.01.12.0001 - DESPESAS ANTECIPADAS	107,405.84	0	13,425.73	93,980.11
1.2.01.12.0001.674092* - SEGUROS A APROPRIAR	107,405.84	0	13,425.73	93,980.11
1.2.02 - INVESTIMENTOS	0	2,392,782.97	2,392,782.97	0
1.2.02.01 - PARTICIPAÇÃO EM SOCIEDADES COLIG.E CONTR	0	2,392,782.97	2,392,782.97	0
1.2.02.01.0002 - AGIO NA AQUISIÇÃO DE INVESTIMENTOS	0	2,392,782.97	2,392,782.97	0
1.2.02.01.0002.799862* - (-) PROV PARA MANUT DA INTEGRIDADE DO PL	0	2,392,782.97	2,392,782.97	0
1.2.03 - IMOBILIZADO	128,431,345.91	2,755,304.16	1,090,838.58	130,095,811.49
1.2.03.01 - BENS EM OPERAÇÃO	89,365,794.58	306,194.59	204,129.74	89,467,859.43

BALANCETE DAC (31/12/2016)

1.2.03.01.0002 - EDIFICACOES E INSTALACOES	9,793,431.33	0	0	9,793,431.33
1.2.03.01.0002.626347* - EDIFICACOES E INSTALACOES	9,793,431.33	0	0	9,793,431.33
1.2.03.01.0003 - MAQUINAS E EQUIPAMENTOS	77,760,797.24	306,194.59	204,129.74	77,862,862.09
1.2.03.01.0003.626348* - MAQUINAS E EQUIPAMENTOS	77,760,797.24	306,194.59	204,129.74	77,862,862.09
1.2.03.01.0004 - MOVEIS E UTENSILIOS	259,431.99	0	0	259,431.99
1.2.03.01.0004.626349* - MOVEIS E UTENSILIOS	259,431.99	0	0	259,431.99
1.2.03.01.0005 - VEICULOS E EMBARCACOES	345,625.13	0	0	345,625.13
1.2.03.01.0005.626350* - VEICULOS E EMBARCACOES	345,625.13	0	0	345,625.13
1.2.03.01.0007 - EQUIPAMENTOS DE INFORMATICA	46,396.37	0	0	46,396.37
1.2.03.01.0007.626352* - EQUIPAMENTOS DE INFORMATICA	46,396.37	0	0	46,396.37
1.2.03.01.0019 - TUBULACOES	1,160,112.52	0	0	1,160,112.52
1.2.03.01.0019.860713* - TUBULACOES	1,160,112.52	0	0	1,160,112.52
1.2.03.02 - CONSTRUCOES E OBRAS EM ANDAMENTO	60,810,495.08	2,449,109.57	78,533.19	63,181,071.46
1.2.03.02.0001 - CONSTRUCOES E OBRAS EM ANDAMENTO	60,810,495.08	2,449,109.57	78,533.19	63,181,071.46
1.2.03.02.0001.651326* - OBRAS EM ANDAMENTO	60,810,495.08	2,449,109.57	78,533.19	63,181,071.46
1.2.03.03 - DEPRECIACAO	29,370,636.80 C	0	808,175.65	30,178,812.45 C
1.2.03.03.0001 - EDIFICACOES E INSTALACOES	2,616,414.76 C	0	66,395.72	2,682,810.48 C
1.2.03.03.0001.327448* - EDIFICACOES E INSTALACOES LEI 12.973/14	1,579,294.66 C	0	0	1,579,294.66 C
1.2.03.03.0001.626357* - EDIFICACOES E INSTALACOES	1,037,120.10 C	0	66,395.72	1,103,515.82 C
1.2.03.03.0002 - MAQUINAS E EQUIPAMENTOS	26,226,051.19 C	0	699,396.87	26,925,448.06 C
1.2.03.03.0002.328455* - MAQUINAS E EQUIPAMENTOS (L12973)	486,221.32	0	0	486,221.32
1.2.03.03.0002.626358* - MAQUINAS E EQUIPAMENTOS	26,712,272.51 C	0	699,396.87	27,411,669.38 C
1.2.03.03.0003 - MOVEIS E UTENSILIOS	63,782.30 C	0	2,121.36	65,903.66 C
1.2.03.03.0003.328456* - MOVEIS E UTENSILIOS (L12973)	855.53	0	0	855.53
1.2.03.03.0003.626359* - MOVEIS E UTENSILIOS	64,637.83 C	0	2,121.36	66,759.19 C
1.2.03.03.0004 - VEICULOS E EMBARCACOES	113,503.48 C	0	5,760.42	119,263.90 C
1.2.03.03.0004.328466* - VEICULOS E EMBARCACOES (L12973)	74.25 C	0	0	74.25 C
1.2.03.03.0004.626360* - VEICULOS E EMBARCACOES	113,429.23 C	0	5,760.42	119,189.65 C
1.2.03.03.0006 - EQUIPAMENTOS DE INFORMATICA	13,808.05 C	0	738.65	14,546.70 C
1.2.03.03.0006.328470* - EQUIPAMENTO DE INFORMATICA (L12973)	501.35 C	0	0	501.35 C
1.2.03.03.0006.626362* - EQUIPAMENTOS DE INFORMATICA	13,306.70 C	0	738.65	14,045.35 C
1.2.03.03.0020 - TUBULACOES	37,611.37 C	0	6,505.71	44,117.08 C
1.2.03.03.0020.977890* - TUBULACOES	37,611.37 C	0	6,505.71	44,117.08 C
1.2.03.03.0022 - POCOS ARTESIANOS	299,465.65 C	0	27,256.92	326,722.57 C
1.2.03.03.0022.328485* - POCOS ARTESIANOS (L12973)	5,284.91 C	0	0	5,284.91 C
1.2.03.03.0022.977915* - POCOS ARTESIANOS	294,180.74 C	0	27,256.92	321,437.66 C
1.2.03.04 - IMOBILIZADO EXAURIVEL	7,625,693.05	0	0	7,625,693.05
1.2.03.04.0006 - POCOS ARTESIANOS	7,625,693.05	0	0	7,625,693.05
1.2.03.04.0006.858778* - POCOS ARTESIANOS	7,625,693.05	0	0	7,625,693.05
1.2.04 - ATIVO INTANGIVEL	5,825.12	3,625,428.75	3,625,687.08	5,566.79
1.2.04.01 - ATIVO INTANGIVEL	15,000.00	0	0	15,000.00
1.2.04.01.0001 - AQUISICAO DE SOFTWARE	15,000.00	0	0	15,000.00
1.2.04.01.0001.626365* - AQUISICAO DE SOFTWARE	15,000.00	0	0	15,000.00
1.2.04.02 - AMORTIZACOES	9,174.88 C	3,625,428.75	3,625,687.08	9,433.21 C
1.2.04.02.0001 - AQUISICAO DE SOFTWARE	9,174.88 C	0	258.33	9,433.21 C
1.2.04.02.0001.332003* - AQUISICAO DE SOFTWARE (L12973)	104.26 C	0	0	104.26 C
1.2.04.02.0001.626371* - AQUISICAO DE SOFTWARE	9,070.62 C	0	258.33	9,328.95 C
1.2.04.02.0004 - AGIO	0	3,625,428.75	3,625,428.75	0
1.2.04.02.0004.626374* - AGIO	0	3,625,428.75	3,625,428.75	0
2 - PASSIVO	275,388,211.95	18,322,691.65	16,911,469.17	273,976,989.47
2.1 - CIRCULANTE	18,128,421.80	16,754,631.10	16,068,632.49	17,442,423.19
2.1.01 - EMPRÉSTIMOS E FINANCIAMENTOS - CP	956,960.26	100,343.31	103,674.09	960,291.04
2.1.01.02 - EMPREST.E FINANC.-PROJ.FINANC-M.NACIONAL	956,960.26	100,343.31	103,674.09	960,291.04

BALANCETE DAC (31/12/2016)

2.1.01.02.0001 - BANCOS COMERCIAIS	956,960.26	100,343.31	103,674.09	960,291.04
2.1.01.02.0001.336775* - DAC CEF CONT 423.470-36 FINISA	962,230.28	99,904.14	103,234.92	965,561.06
2.1.01.02.0001.754682* - (-)CUSTO DE TRANSACAO	5,270.02 D	439.17	439.17	5,270.02 D
2.1.03 - FORNECEDORES	5,023,787.00	11,076,300.08	9,454,187.88	3,401,674.80
2.1.03.01 - FORNECEDORES	5,023,787.00	11,076,300.08	9,454,187.88	3,401,674.80
2.1.03.01.0001 - FORNECEDORES MOEDA NACIONAL	4,894,852.60	8,501,468.97	6,467,028.17	2,860,411.80
2.1.03.01.0001.628169* - FORNECEDORES MOEDA NACIONAL	4,894,852.60	8,501,468.97	6,467,028.17	2,860,411.80
2.1.03.01.0004 - SERVICOS MEDIDOS A PAGAR	128,934.40	2,574,831.11	2,987,159.71	541,263.00
2.1.03.01.0004.628171* - SERVICOS MEDIDOS A PAGAR	128,934.40	2,574,831.11	2,987,159.71	541,263.00
2.1.05 - DEBENTURES	7,492,455.38	1,087,351.56	2,074,913.00	8,480,016.82
2.1.05.01 - DEBENTURES A PAGAR	7,492,455.38	1,087,351.56	2,074,913.00	8,480,016.82
2.1.05.01.0001 - DEBENTURES A PAGAR (PROJ.FINANCE)	7,492,455.38	1,087,351.56	2,074,913.00	8,480,016.82
2.1.05.01.0001.663666* - DEBENTURES A PAGAR (PROJ.FINANCE)	7,601,349.06	1,078,103.06	2,065,664.50	8,588,910.50
2.1.05.01.0001.810541* - (-) CUSTO DE TRANSACAO - DEBENTURES	108,893.68 D	9,248.50	9,248.50	108,893.68 D
2.1.06 - OBRIGACOES SOCIAIS TRABALHISTAS	980,310.15	1,183,427.75	1,462,295.86	1,259,178.26
2.1.06.01 - OBRIGACOES TRABALHISTAS A PAGAR	21,906.08	322,204.36	634,793.33	334,495.05
2.1.06.01.0001 - SALARIOS A PAGAR	0	259,801.42	259,801.42	0
2.1.06.01.0001.628173* - SALARIOS A PAGAR	0	242,739.00	242,739.00	0
2.1.06.01.0001.671066* - PENSAO ALIMENTICIA	0	17,062.42	17,062.42	0
2.1.06.01.0005 - PARTICIPACAO SOBRE RESULTADOS/PLR	0	0	309,605.42	309,605.42
2.1.06.01.0005.628177* - PLR - PARTIC.S/LUCROS OU RESULTADO	0	0	309,605.42	309,605.42
2.1.06.01.0006 - BENEFICIOS	21,906.08	62,402.94	61,553.74	21,056.88
2.1.06.01.0006.671068* - ASSISTENCIA MEDICA	0	38,870.74	38,870.74	0
2.1.06.01.0006.671069* - ASSISTENCIA ODONTOLOGICA	0	2,295.10	2,295.10	0
2.1.06.01.0006.671087* - PREVIDENCIA PRIVADA	18,750.67	18,750.67	18,034.50	18,034.50
2.1.06.01.0006.722358* - SEGURO DE VIDA EM GRUPO	3,155.41	2,486.43	2,353.40	3,022.38
2.1.06.01.0100 - OUTROS PROVENTOS	0	0	3,832.75	3,832.75
2.1.06.01.0100.671067* - EMPRESTIMOS CONSIGNADOS	0	0	3,832.75	3,832.75
2.1.06.02 - OBRIGACOES SOCIAIS, PREV.TRIBUT.A REC.	208,268.65	323,056.31	381,820.01	267,032.35
2.1.06.02.0001 - FGTS A RECOLHER	39,391.35	39,391.68	42,910.88	42,910.55
2.1.06.02.0001.628180* - FGTS A RECOLHER	39,391.35	39,391.68	42,910.88	42,910.55
2.1.06.02.0002 - INSS A RECOLHER	119,758.45	234,545.68	235,954.91	121,167.68
2.1.06.02.0002.628181* - INSS A RECOLHER	119,758.45	234,545.68	235,954.91	121,167.68
2.1.06.02.0003 - IRRF A RECOLHER	47,526.11	47,526.11	101,429.45	101,429.45
2.1.06.02.0003.628182* - IRRF A RECOLHER	47,526.11	47,526.11	101,429.45	101,429.45
2.1.06.02.0004 - CONTRIBUICAO SINDICAL E OUTRAS	1,592.74	1,592.84	1,524.77	1,524.67
2.1.06.02.0004.628183* - CONTRIBUICAO SINDICAL E OUTRAS	1,592.74	1,592.84	1,524.77	1,524.67
2.1.06.03 - PROVISOES	750,135.42	538,167.08	445,682.52	657,650.86
2.1.06.03.0001 - PROVISOES DE 13 SALALRIO	272,745.65	462,524.31	189,778.66	0
2.1.06.03.0001.628184* - PROVISOES DE 13 SALARIO	201,585.85	341,316.21	139,730.36	0
2.1.06.03.0001.705700* - ENCARGOS SOBRE 13 SALARIOS	71,159.80	121,208.10	50,048.30	0
2.1.06.03.0002 - PROVISAO DE FERIAS	477,389.77	75,642.77	255,903.86	657,650.86
2.1.06.03.0002.628185* - PROVISAO DE FERIAS	352,837.97	57,443.20	190,673.88	486,068.65
2.1.06.03.0002.705701* - ENCARGOS SOBRE FERIAS	124,551.80	18,199.57	65,229.98	171,582.21
2.1.07 - TRIBUTOS A RECOLHER	3,172,995.92	2,806,689.76	2,562,418.00	2,928,724.16
2.1.07.01 - TRIBUTOS A RECOLHER	2,905,145.15	2,538,639.10	2,281,571.89	2,648,077.94
2.1.07.01.0004 - PIS A RECOLHER	127,921.53	192,868.27	182,562.38	117,615.64
2.1.07.01.0004.332023* - PIS S/ REC FIN A RECOLHER	3,379.13	3,379.13	5,436.50	5,436.50
2.1.07.01.0004.628229* - PIS A RECOLHER	124,542.40	189,489.14	177,125.88	112,179.14
2.1.07.01.0005 - COFINS A RECOLHER	594,444.51	893,593.29	849,307.92	550,159.14
2.1.07.01.0005.332024* - COFINS S/ REC FIN A RECOLHER	20,794.65	20,794.65	33,455.40	33,455.40
2.1.07.01.0005.628230* - COFINS A RECOLHER	573,649.86	872,798.64	815,852.52	516,703.74
2.1.07.01.0007 - ICMS A RECOLHER	1,024,315.76	1,306,905.89	1,067,553.36	784,963.23

BALANCETE DAC (31/12/2016)

2.1.07.01.0007.628232* - ICMS A RECOLHER	1,024,315.76	1,306,905.89	1,067,553.36	784,963.23
2.1.07.01.0008 - OBRIGACOES TRIBUTARIAS PARCELADAS	1,141,090.99	95,939.29	106,119.74	1,151,271.44
2.1.07.01.0008.332414* - PARCELAMENTO ICMS - CP	1,141,090.99	95,939.29	106,119.74	1,151,271.44
2.1.07.01.0100 - OUTROS IMPOSTOS E CONTRIBUICOES RECOLHER	17,372.36	49,332.36	76,028.49	44,068.49
2.1.07.01.0100.628233* - OUTROS IMPOSTOS E CONTRIBUICOES RECOLHER	17,372.36	17,372.36	0	0
2.1.07.01.0100.662466* - IOF S/OPERACOES FINANCEIRAS	0	31,960.00	76,028.49	44,068.49
2.1.07.02 - TRIBUTOS RETIDOS DE TERCEIROS	267,850.77	268,050.66	280,846.11	280,646.22
2.1.07.02.0003 - IR RETIDO DE TERCEIROS	11,585.92	11,585.92	11,253.47	11,253.47
2.1.07.02.0003.628236* - IR RETIDO DE TERCEIROS	11,500.23	11,500.23	11,180.54	11,180.54
2.1.07.02.0003.662448* - IRRF S/ COOPERATIVA	85.69	85.69	72.93	72.93
2.1.07.02.0004 - INSS RETIDO DE TERCEIROS	137,859.75	137,674.77	100,028.65	100,213.63
2.1.07.02.0004.628237* - INSS RETIDO DE TERCEIROS	137,859.75	137,674.77	100,028.65	100,213.63
2.1.07.02.0006 - ISS RETIDO DE TERCEIROS	63,255.40	63,389.54	70,931.13	70,796.99
2.1.07.02.0006.646908* - ISS RETIDO DE TERCEIROS	63,255.40	63,389.54	70,931.13	70,796.99
2.1.07.02.0007 - CSLL/PIS/COFINS DE TERCEIROS	55,149.70	55,400.43	98,632.86	98,382.13
2.1.07.02.0007.652487* - CSLL/PIS/COFINS DE TERCEIROS	55,149.70	55,400.43	98,632.86	98,382.13
2.1.08 - OUTRAS CONTAS A PAGAR	501,913.09	500,518.64	411,143.66	412,538.11
2.1.08.01 - OUTRAS CONTAS A PAGAR	501,913.09	500,518.64	411,143.66	412,538.11
2.1.08.01.0003 - OUTRAS CONTAS A PAGAR	501,913.09	500,518.64	411,143.66	412,538.11
2.1.08.01.0003.656606* - OUTRAS CONTAS A PAGAR	501,913.09	500,518.64	411,143.66	412,538.11
2.2 - NAO CIRCULANTE	223,770,645.80	1,568,060.55	842,836.68	223,045,421.93
2.2.01 - EMPRESTIMOS E FINANCIAMENTOS L.P.	6,529,311.90	81,056.90	439.17	6,448,694.17
2.2.01.01 - EMPREST.E FINANC.(PROJ.FINANCE)-M.NACION	6,529,311.90	81,056.90	439.17	6,448,694.17
2.2.01.01.0001 - BANCO COMERCIAL	6,529,311.90	81,056.90	439.17	6,448,694.17
2.2.01.01.0001.336776* - DAC CEF CONT 423.470-36 FINISA	6,560,932.07	81,056.90	0	6,479,875.17
2.2.01.01.0001.875390* - (-)CUSTO DE TRANSACAO	31,620.17 D	0	439.17	31,181.00 D
2.2.07 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,556,282.22	99,539.17	27,147.86	3,483,890.91
2.2.07.01 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,042,909.33	95,939.29	27,147.86	2,974,117.90
2.2.07.01.0001 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,042,909.33	95,939.29	27,147.86	2,974,117.90
2.2.07.01.0001.332415* - PARCELAMENTO ICMS - LP	3,042,909.33	95,939.29	27,147.86	2,974,117.90
2.2.07.02 - IMPOSTOS E CONTRIBUICOES DIFERIDOS	513,372.89	3,599.88	0	509,773.01
2.2.07.02.0003 - IRPJ/CSLL DIFERIDOS	513,372.89	3,599.88	0	509,773.01
2.2.07.02.0003.896791* - IRPJ DIFERIDO	377,480.07	2,646.97	0	374,833.10
2.2.07.02.0003.896792* - CSLL DIFERIDO	135,892.82	952.91	0	134,939.91
2.2.08 - DEBENTURES	213,440,204.92	968,113.90	435,086.51	212,907,177.53
2.2.08.01 - DEBENTURES A PAGAR	213,440,204.92	968,113.90	435,086.51	212,907,177.53
2.2.08.01.0001 - DEBENTURES A PAGAR (PROJ.FINANCE)	213,440,204.92	968,113.90	435,086.51	212,907,177.53
2.2.08.01.0001.664266* - DEBENTURES A PAGAR (PROJ.FINANCE)	214,234,382.95	968,113.90	425,838.01	213,692,107.06
2.2.08.01.0001.745024* - (-)CUSTO DE TRANSACAO - DEBENTURES	794,178.03 D	0	9,248.50	784,929.53 D
2.2.09 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	244,846.76	419,350.58	380,163.14	205,659.32
2.2.09.01 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	244,846.76	419,350.58	380,163.14	205,659.32
2.2.09.01.0001 - OBRIGACOES A PAGAR - RATEIO DESPESAS	213,837.62	388,341.44	354,631.45	180,127.63
2.2.09.01.0001.701318* - ODEBRECHT AMBIENTAL(RATEIO DESPESAS FOZ	213,837.62	388,341.44	354,631.45	180,127.63
2.2.09.01.0007 - CSC	31,009.14	31,009.14	25,531.69	25,531.69
2.2.09.01.0007.359088* - TI	20,928.42	20,928.42	10,464.21	10,464.21
2.2.09.01.0007.897550* - CSC	10,080.72	10,080.72	15,067.48	15,067.48
2.3 - PATRIMONIO LIQUIDO	33,489,144.35	0	0	33,489,144.35
2.3.01 - CAPITAL SOCIAL	42,630,145.32	0	0	42,630,145.32
2.3.01.01 - CAPITAL INTEGRALIZADO	42,630,145.32	0	0	42,630,145.32
2.3.01.01.0001 - CAPITAL SUBSCRITO	42,630,145.32	0	0	42,630,145.32
2.3.01.01.0001.628255* - CAPITAL SUBSCRITO	42,630,145.32	0	0	42,630,145.32
2.3.03 - RESERVAS DE LUCROS	9,141,000.97 D	0	0	9,141,000.97 D
2.3.03.01 - RESERVAS DE LUCROS	9,141,000.97 D	0	0	9,141,000.97 D

BALANCETE DAC (31/12/2016)

2.3.03.01.0001 - RESERVAS DE LUCROS	10,771,064.24 D	0	0	10,771,064.24 D
2.3.03.01.0001.628258* - RESERVAS DE LUCROS	10,771,064.24 D	0	0	10,771,064.24 D
2.3.03.01.0002 - RESERVA LEGAL	1,630,063.27	0	0	1,630,063.27
2.3.03.01.0002.628259* - RESERVA LEGAL	1,630,063.27	0	0	1,630,063.27
3 - RECEITAS	119,330,591.64	2,249,926.49	11,802,272.62	128,882,937.77
3.1 - RECEITAS OPERACIONAIS	114,483,529.53	2,211,034.59	10,965,887.55	123,238,382.49
3.1.01 - RECEITAS DO FORNECIMENTO DE AGUA	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.01 - RECEITAS DIRETAS DO SERVICO DE AGUA	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.01.0002 - RECEITAS DE AGUA DE REUSO	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.01.0002.623360* - RECEITAS DE AGUA DE REUSO	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.50 - DEDUCOES DA RECEITA (-)	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.50.01 - DEDUCOES DA RECEITA (-)	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.50.01.0003 - CANCELAMENTOS (-)	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.50.01.0003.980530* - CANCELAMENTOS RECEITA INCENTIVADA	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.60 - TRIBUTOS SOBRE FATURAMENTO (-)	25,523,165.58 D	1,993,550.55	21,035.03	27,495,681.10 D
3.1.60.01 - TRIBUTOS (-)	25,523,165.58 D	1,993,550.55	21,035.03	27,495,681.10 D
3.1.60.01.0001 - PIS (-)	2,309,918.97 D	177,001.58	0	2,486,920.55 D
3.1.60.01.0001.623373* - PIS (-)	2,309,918.97 D	177,001.58	0	2,486,920.55 D
3.1.60.01.0002 - COFINS (-)	10,639,626.77 D	815,280.00	0	11,454,906.77 D
3.1.60.01.0002.623374* - COFINS (-)	10,639,626.77 D	815,280.00	0	11,454,906.77 D
3.1.60.01.0004 - ICMS	12,573,619.84 D	1,001,268.97	21,035.03	13,553,853.78 D
3.1.60.01.0004.980471* - ICMS - RECEITA INCENTIVADA (-)	12,573,619.84 D	1,001,268.97	21,035.03	13,553,853.78 D
3.1.70 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.01 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.01.0100 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.01.0100.622729* - OUTRAS RECEITAS OPERACIONAIS	9,912.00	0	0	9,912.00
3.1.70.01.0100.789709* - RECEITA NA VENDA DE SUCATAS	1,693.80	0	0	1,693.80
3.2 - RECEITAS FINANCEIRAS	4,847,062.11	38,891.90	836,385.07	5,644,555.28
3.2.01 - RECEITAS FINANCEIRAS	4,847,062.11	38,891.90	836,385.07	5,644,555.28
3.2.01.01 - RECEITAS FINANCEIRAS	5,083,442.18	0	836,385.07	5,919,827.25
3.2.01.01.0001 - PARTES RELACIONADAS - MUTUO	3,094,970.17	0	412,160.96	3,507,131.13
3.2.01.01.0001.200255* - CETREL S/A	3,094,970.17	0	412,160.96	3,507,131.13
3.2.01.01.0003 - ATUALIZACOES MONETARIAS	126,121.45	0	231,317.44	357,438.89
3.2.01.01.0003.623383* - ATUALIZACOES MONETARIAS	126,121.45	0	231,317.44	357,438.89
3.2.01.01.0005 - DESCONTOS CONDICIONAIS OBTIDOS	2,084.40	0	927.62	3,012.02
3.2.01.01.0005.623385* - DESCONTOS CONDICIONAIS OBTIDOS	2,084.40	0	927.62	3,012.02
3.2.01.01.0007 - JUROS SOBRE ATRASO DE PAGAMENTO	2,179.58	0	0.43	2,180.01
3.2.01.01.0007.623387* - ENCARGOS S/ ATRASO DE PAGAMENTO	2,179.58	0	0.43	2,180.01
3.2.01.01.0009 - RENDIMENTOS SOBRE APLICACAO FINANCEIRA	1,858,086.58	0	191,978.62	2,050,065.20
3.2.01.01.0009.657747* - RENDIMENTOS S/APLICACAO FINANCEIRA	1,858,086.58	0	191,978.62	2,050,065.20
3.2.01.02 - TRIBUTOS SOBRE RECEITAS FINANCEIRAS	236,380.07 D	38,891.90	0	275,271.97 D
3.2.01.02.0001 - PIS E COFINS	236,380.07 D	38,891.90	0	275,271.97 D
3.2.01.02.0001.328331* - PIS	33,042.37 D	5,436.50	0	38,478.87 D
3.2.01.02.0001.328332* - COFINS	203,337.70 D	33,455.40	0	236,793.10 D
4 - CUSTOS / DESPESAS	97,054,083.85	19,325,224.68	11,373,977.43	105,005,331.10
4.1 - CUSTOS	55,083,923.86	15,837,318.76	10,620,605.38	60,300,637.24
4.1.01 - CUSTOS OPERACIONAIS	48,985,391.22	9,002,227.90	4,473,039.81	53,514,579.31
4.1.01.01 - CUSTO COM PESSOAL	6,662,777.85	1,853,254.00	565,203.43	7,950,828.42
4.1.01.01.0001 - REMUNERACOES	3,232,272.36	378,172.04	58,019.65	3,552,424.75
4.1.01.01.0001.622210* - SALARIOS	1,911,400.40	187,808.58	576.45	2,098,632.53
4.1.01.01.0001.622211* - FERIAS	0	57,443.20	57,443.20	0
4.1.01.01.0001.622213* - ADICIONAL NOTURNO	528,190.73	49,845.86	0	578,036.59
4.1.01.01.0001.622215* - ADICIONAL POR PERICULOSIDADE	553,046.73	55,438.56	0	608,485.29

BALANCETE DAC (31/12/2016)

4.1.01.01.0001.622217* - BOLSA DE ESTAGIO	24,983.33	2,060.00	0	27,043.33
4.1.01.01.0001.622219* - HORA EXTRA	213,769.10	25,575.84	0	239,344.94
4.1.01.01.0001.622220* - OUTROS PROVENTOS	882.07	0	0	882.07
4.1.01.01.0002 - BENEFICIOS	1,200,990.51	153,179.81	25,266.74	1,328,903.58
4.1.01.01.0002.622221* - ALIMENTACAO	573,387.72	55,509.28	0	628,897.00
4.1.01.01.0002.622222* - ASSISTENCIA MEDICA	223,345.76	38,870.74	13,310.53	248,905.97
4.1.01.01.0002.622223* - EXAMES MEDICOS	13,591.96	0	0	13,591.96
4.1.01.01.0002.622224* - ASSISTENCIA ODONTOLOGICA	533.5 C	2,295.10	2,295.10	533.5 C
4.1.01.01.0002.622226* - TREINAMENTOS	20,766.23	496.74	0	21,262.97
4.1.01.01.0002.622228* - ODEPREV	63,761.39	5,453.65	0	69,215.04
4.1.01.01.0002.622229* - SEGURO DE VIDA EM GRUPO	14,148.96	1,498.77	140.11	15,507.62
4.1.01.01.0002.622230* - TRANSPORTE DE PESSOAL	258,033.03	33,215.53	9,521.00	281,727.56
4.1.01.01.0002.622232* - OUTROS BENEFICIOS	34,488.96	15,840.00	0	50,328.96
4.1.01.01.0003 - PARTICIPAÇÃO SOBRE RESULTADOS/PLR	168,521.00	309,605.42	0	478,126.42
4.1.01.01.0003.622234* - PARTICIPAÇÃO S/LUCROS OU RESULTADOS/PLR	168,521.00	309,605.42	0	478,126.42
4.1.01.01.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	1,373,557.99	351,076.77	140,600.83	1,584,033.93
4.1.01.01.0004.622236* - ENCARGOS S/PROVISAO DE 13	72,352.86	50,048.30	122,401.16	0
4.1.01.01.0004.622237* - ENCARGOS S/PROVISAO DE FERIAS	63,045.15	65,229.98	18,199.57	110,075.56
4.1.01.01.0004.622239* - FGTS SOBRE SALARIOS	290,574.79	43,006.32	0	333,581.11
4.1.01.01.0004.622240* - INSS SOBRE SALARIOS	947,585.19	192,792.17	0.1	1,140,377.26
4.1.01.01.0005 - PROVISAO	687,435.99	661,219.96	341,316.21	1,007,339.74
4.1.01.01.0005.622243* - PROVISAO DE 13 SALARIO	204,854.34	476,432.40	341,316.21	339,970.53
4.1.01.01.0005.622244* - PROVISAO DE FERIAS	482,581.65	184,787.56	0	667,369.21
4.1.01.02 - CUSTOS COM MATERIAIS	22,164,023.02	2,651,622.74	1,464,318.83	23,351,326.93
4.1.01.02.0001 - MATERIAIS	16,344,376.81	2,203,447.23	1,390,826.57	17,156,995.47
4.1.01.02.0001.622245* - COMBUSTIVEIS E LUBRIFICANTES	949,100.10	25,686.70	3,000.00	971,786.80
4.1.01.02.0001.622246* - EQUIPAMENTOS E FERRAMENTAS	105,279.15	6,085.12	3,316.72	108,047.55
4.1.01.02.0001.622247* - IMPRESSOS E FORMULARIOS	27,938.75	0	0	27,938.75
4.1.01.02.0001.622248* - MATERIAIS DE LIMPEZA E HIGIENE	5,342.56	1,111.78	0	6,454.34
4.1.01.02.0001.622249* - MATERIAIS HIDRAULICOS	318,354.41	470,613.98	458,914.45	330,053.94
4.1.01.02.0001.622252* - MATERIAL DE EXPEDIENTE, USO E CONSUMO	20,782.29	0	0	20,782.29
4.1.01.02.0001.622253* - MATERIAL ELETRICO	63,193.37	202,483.33	199,768.25	65,908.45
4.1.01.02.0001.622256* - MATERIAL DE MANUTENCAO DE VEICULOS	21,796.52	620	0	22,416.52
4.1.01.02.0001.622260* - MATERIAL DE SEGURANCA E PROTECAO - EPC	1,012.93	5,147.03	5,147.03	1,012.93
4.1.01.02.0001.622261* - MATERIAL DE SEGURANCA E PROTECAO - EP	55,539.85	5,056.29	2,909.99	57,686.15
4.1.01.02.0001.622262* - MATERIAL LABORATORIAL	131,357.29	13,300.68	1,050.00	143,607.97
4.1.01.02.0001.622264* - MATERIAIS DE MANUTENCAO DE EQUIPAMENTC	471,005.98	95,418.98	72,611.21	493,813.75
4.1.01.02.0001.622265* - OUTROS MATERIAIS	220,851.77	62,622.74	41,177.86	242,296.65
4.1.01.02.0001.642166* - UNIFORMES	11,673.62	892.5	0	12,566.12
4.1.01.02.0001.904730* - AGUA BRUTA	13,015,389.22	1,190,707.97	569,454.04	13,636,643.15
4.1.01.02.0001.904731* - VAPOR	395,022.46	50,232.70	13,688.42	431,566.74
4.1.01.02.0001.904750* - AR DE SERVICO	277,903.63	41,627.41	11,343.46	308,187.58
4.1.01.02.0001.904770* - AR DE INSTRUMENTOS	252,832.91	31,840.02	8,447.14	276,225.79
4.1.01.02.0002 - MATERIAL QUIMICO DE TRATAMENTO	5,819,646.21	448,175.51	73,490.26	6,194,331.46
4.1.01.02.0002.739063* - MATERIAL QUIMICO DE TRATAMENTC	5,819,646.21	448,175.51	73,490.26	6,194,331.46
4.1.01.03 - CUSTOS COM SERVICOS	18,987,505.48	4,078,852.22	1,962,968.64	21,103,389.06
4.1.01.03.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	543,394.62	105,072.20	28,061.00	620,405.82
4.1.01.03.0001.622268* - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	312,883.62	64,373.53	7,000.00	370,257.15
4.1.01.03.0001.622269* - ALUGUEIS DE VEICULOS PJ	230,511.00	40,448.67	21,061.00	249,898.67
4.1.01.03.0001.622271* - OUTROS ALUGUEIS PJ	0	250	0	250
4.1.01.03.0003 - COMUNICACAO	167,325.15	11,664.92	3,989.90	175,000.17
4.1.01.03.0003.622274* - CORREIOS	0	41.79	41.79	0
4.1.01.03.0003.622275* - INTERNET	25,255.22	8,070.82	3,948.11	29,377.93

BALANCETE DAC (31/12/2016)

4.1.01.03.0003.622276* - RADIO E COMUNICACAO	103,917.55	0	0	103,917.55
4.1.01.03.0003.622277* - TELEFONIA FIXA	38,152.38	3,552.31	0	41,704.69
4.1.01.03.0004 - MANUTENCOES	5,891,604.29	1,076,792.39	72,849.33	6,895,547.35
4.1.01.03.0004.206470* - MANUTENCAO DE ELÉTRICA	1,007,439.32	169,433.13	0	1,176,872.45
4.1.01.03.0004.206471* - MANUTENCAO DE INSTRUMENTACAO	51,439.96	79,972.98	0	131,412.94
4.1.01.03.0004.622279* - MANUTENCAO DE IMOVEIS	923,155.33	77,084.26	0	1,000,239.59
4.1.01.03.0004.622280* - MANUTENCAO DE INFORMATICA	1,212.64	0	0	1,212.64
4.1.01.03.0004.622281* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	3,896,096.56	749,309.32	72,849.33	4,572,556.55
4.1.01.03.0004.622284* - MANUTENCAO DE VEICULOS	12,260.48	992.7	0	13,253.18
4.1.01.03.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	406,097.09	46,397.66	0	452,494.75
4.1.01.03.0005.622287* - CONSULTORIA / ASSESSORIAS	406,097.09	46,397.66	0	452,494.75
4.1.01.03.0006 - SERVICOS PESSOA JURIDICA	3,777,458.43	1,920,006.24	1,675,190.20	4,022,274.47
4.1.01.03.0006.189391* - SERVIÇO DE APOIO OPERACIONAL	773,488.23	77,718.99	0	851,207.22
4.1.01.03.0006.622288* - FORNECIMENTO DE AGUA PJ	7,350.00	3,525.00	0	10,875.00
4.1.01.03.0006.622290* - SERVICO DE ANALISE LABORATORIAL PJ	10,400.00	0	0	10,400.00
4.1.01.03.0006.622292* - SERVICO DE LAVANDERIA PJ	28,605.71	3,120.80	0	31,726.51
4.1.01.03.0006.622293* - SERVICO DE LIMPEZA E HIGIENE PJ	372,171.11	33,674.07	0	405,845.18
4.1.01.03.0006.622296* - SERVICO DE VIGILANCIA PJ	1,459,839.60	84,122.90	0	1,543,962.50
4.1.01.03.0006.622299* - TRANSPORTE DE RESIDUOS SOLIDOS PJ	963,498.46	30,453.32	0	993,951.78
4.1.01.03.0006.622300* - TRANSPORTES, FRETES E CARRETOS PJ	29,839.23	36.65	0	29,875.88
4.1.01.03.0006.622301* - OUTROS SERVICOS DE TERCEIROS PJ	110,485.52	1,680,632.14	1,675,190.20	115,927.46
4.1.01.03.0006.648231* - SERVICOS GRAFICOS	3,960.00	5,470.00	0	9,430.00
4.1.01.03.0006.703174* - TRATAMENTO DE RESIDUOS QUIMICOS	9,364.98	0	0	9,364.98
4.1.01.03.0006.704253* - MAO DE OBRA TEMPORARIA	8,106.57	1,252.37	0	9,358.94
4.1.01.03.0006.720630* - DISPOSICAO FINAL DE RESIDUOS SOLIDOS	349.02	0	0	349.02
4.1.01.03.0008 - ENERGIA ELETRICA	8,201,625.90	918,918.81	182,878.21	8,937,666.50
4.1.01.03.0008.858803* - ENERGIA ELETRICA	8,201,625.90	918,918.81	182,878.21	8,937,666.50
4.1.01.04 - CUSTO COM VIAGENS	6,445.67	1,144.13	1,136.13	6,453.67
4.1.01.04.0001 - CUSTO COM VIAGENS	6,445.67	1,144.13	1,136.13	6,453.67
4.1.01.04.0001.622317* - HOSPEDAGEM	1,716.02	0	0	1,716.02
4.1.01.04.0001.622318* - PASSAGENS	3,326.39	1,136.13	1,136.13	3,326.39
4.1.01.04.0001.622319* - OUTRAS DESPESAS COM VIAGENS	1,403.26	8	0	1,411.26
4.1.01.05 - TRIBUTOS, TAXAS E CONTRIBUICOES	721,503.07	59,922.50	17,372.36	764,053.21
4.1.01.05.0001 - FEDERAIS	3,451.52	0	0	3,451.52
4.1.01.05.0001.622324* - OUTROS TRIBUTOS E TAXAS	3,451.52	0	0	3,451.52
4.1.01.05.0002 - ESTADUAIS	9,767.32	324.18	0	10,091.50
4.1.01.05.0002.622326* - IPVA E SEGURO OBRIGATORIO	1,560.95	0	0	1,560.95
4.1.01.05.0002.622329* - OUTROS TRIBUTOS E TAXAS	8,206.37	324.18	0	8,530.55
4.1.01.05.0003 - MUNICIPAIS	708,284.23	59,598.32	17,372.36	750,510.19
4.1.01.05.0003.622330* - IPTU	655,581.30	59,598.32	0	715,179.62
4.1.01.05.0003.622334* - TRF - TAXA DE FISCALIZACAO	52,117.09	0	17,372.36	34,744.73
4.1.01.05.0003.622335* - OUTROS TRIBUTOS E TAXAS	585.84	0	0	585.84
4.1.01.06 - CUSTOS ENTRE PARTES RELACIONADAS	20,000.00	0	0	20,000.00
4.1.01.06.0004 - CUSTO SERVIÇO ASA (SEM CRED PIS/COFINS)	20,000.00	0	0	20,000.00
4.1.01.06.0004.830497* - OUTRAS ASSESSORIAS E CONSULTORIAS	20,000.00	0	0	20,000.00
4.1.01.07 - SERVICOS MEDIDOS S/ CREDITO	105,253.02	310,150.00	462,040.42	46,637.40 C
4.1.01.07.0001 - SERVICOS MEDIDOS S/ CREDITO	105,253.02	310,150.00	462,040.42	46,637.40 C
4.1.01.07.0001.801339* - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	60,923.60	10,150.00	7,711.00	63,362.60
4.1.01.07.0001.801340* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	48,329.42	0	234,329.42	186,000.00 C
4.1.01.07.0001.803729* - PROVISAO ENERGIA ELETRICA	4,000.00 C	300,000.00	220,000.00	76,000.00
4.1.01.50 - OUTROS CUSTOS	317,883.11	47,282.31	0	365,165.42
4.1.01.50.0001 - SEGUROS	176,103.80	34,596.76	0	210,700.56
4.1.01.50.0001.622829* - SEGUROS DE RESPONSABILIDADE CIVIL	67,582.79	11,808.40	0	79,391.19

BALANCETE DAC (31/12/2016)

4.1.01.50.0001.622832* - SEGUROS OPERACIONAIS	71,259.55	14,733.61	0	85,993.16
4.1.01.50.0001.995850* - SEGUROS DE RISCOS DIVERSOS	37,261.46	8,054.75	0	45,316.21
4.1.01.50.0002 - OUTROS CUSTOS OPERACIONAIS	141,779.31	12,685.55	0	154,464.86
4.1.01.50.0002.622866* - ASSOCIACOES DE CLASSES	1,999.82	0	0	1,999.82
4.1.01.50.0002.622868* - INDENIZACOES	48,394.71	0	0	48,394.71
4.1.01.50.0002.622871* - CONTINGENCIAS TRABALHISTAS	41,521.84 C	0	0	41,521.84 C
4.1.01.50.0002.651046* - OUTROS CUSTOS OPERACIONAIS	18,056.54	1,593.94	0	19,650.48
4.1.01.50.0002.691027* - CONDUCAO E ALIMENTACAO	73,602.15	5,791.41	0	79,393.56
4.1.01.50.0002.858804* - EMOLUMENTOS E CARTORIO	53.2	300.2	0	353.4
4.1.01.50.0002.876430* - EVENTOS E PATROCINIOS	41,194.73	5,000.00	0	46,194.73
4.1.02 - CUSTOS C/DEPRECIACAO E AMORTIZACAO	7,542,459.76	6,826,244.92	6,018,211.72	8,350,492.96
4.1.02.01 - CUSTOS C/DEPRECIACAO	7,539,618.13	807,774.87	0	8,347,393.00
4.1.02.01.0001 - CUSTOS COM DEPRECIACAO	7,539,618.13	807,774.87	0	8,347,393.00
4.1.02.01.0001.622872* - VEICULOS E EMBARCACOES	59,941.81	5,760.42	0	65,702.23
4.1.02.01.0001.623167* - MOVEIS E UTENSILIOS	20,165.63	2,115.21	0	22,280.84
4.1.02.01.0001.623170* - EQUIPAMENTOS DE INFORMATICA	3,206.39	344.02	0	3,550.41
4.1.02.01.0001.623171* - EDIFICACOES E INSTALACOES	495,968.21	66,395.72	0	562,363.93
4.1.02.01.0001.718247* - MAQS E EQUIPS(NAO TOMA CRED.PIS/COFINS)	6,718,370.21	699,396.87	0	7,417,767.08
4.1.02.01.0001.977671* - TUBULACOES	37,611.37	6,505.71	0	44,117.08
4.1.02.01.0001.977731* - POCOS ARTESIANOS	204,354.51	27,256.92	0	231,611.43
4.1.02.02 - CUSTOS COM AMORTIZACAO	2,841.63	6,018,470.05	6,018,211.72	3,099.96
4.1.02.02.0001 - CUSTOS COM AMORTIZACAO	2,841.63	6,018,470.05	6,018,211.72	3,099.96
4.1.02.02.0001.623172* - AQUISICAO DE SOFTWARE	2,841.63	258.33	0	3,099.96
4.1.02.02.0001.654886* - AMORTIZACAO DE AGIC	0	6,018,211.72	6,018,211.72	0
4.1.03 - CREDITO PIS/COFINS/ICMS SOBRE CUSTOS (-)	1,443,927.12 C	8,845.94	129,353.85	1,564,435.03 C
4.1.03.01 - CREDITO DE PIS/COFINS/ICMS (-)	1,443,927.12 C	8,845.94	129,353.85	1,564,435.03 C
4.1.03.01.0001 - CREDITO DE PIS (-)	257,565.36 C	1,577.92	22,176.48	278,163.92 C
4.1.03.01.0001.623179* - CREDITO DE PIS (-)	257,565.36 C	1,577.92	22,176.48	278,163.92 C
4.1.03.01.0002 - CREDITO DE COFINS (-)	1,186,361.76 C	7,268.02	107,177.37	1,286,271.11 C
4.1.03.01.0002.623180* - CREDITO DE COFINS (-)	1,186,361.76 C	7,268.02	107,177.37	1,286,271.11 C
4.3 - DESPESAS ADMINISTRATIVAS	3,569,247.38	558,797.09	260,528.72	3,867,515.75
4.3.01 - DESPESAS ADMINISTRATIVAS	3,564,860.33	558,396.31	260,528.72	3,862,727.92
4.3.01.01 - DESPESAS COM PESSOAL	31,488.54	496.74	496.74	31,488.54
4.3.01.01.0002 - BENEFICIOS	0	496.74	496.74	0
4.3.01.01.0002.623239* - TREINAMENTOS	0	496.74	496.74	0
4.3.01.01.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	31,488.54	0	0	31,488.54
4.3.01.01.0004.623254* - CONTRIBUICAO PATRONAL	31,488.54	0	0	31,488.54
4.3.01.02 - DESPESAS COM MATERIAIS	5,777.52	0	0	5,777.52
4.3.01.02.0001 - MATERIAIS	5,777.52	0	0	5,777.52
4.3.01.02.0001.623261* - MATERIAL DE EXPEDIENTE, USO E CONSUMO	3,600.92	0	0	3,600.92
4.3.01.02.0001.623268* - OUTROS MATERIAIS	353.3	0	0	353.3
4.3.01.02.0001.642346* - MATERIAL DE COPA E COZINHA	33.3	0	0	33.3
4.3.01.02.0001.858974* - MATERIAL DE SEGURANCA E PROTECAO - EP	1,790.00	0	0	1,790.00
4.3.01.03 - DESPESAS COM SERVICOS	370,151.82	127,933.23	9,148.59	488,936.46
4.3.01.03.0003 - COMUNICACAO E DESPESAS POSTAIS	15,792.44	7,938.01	7,896.22	15,834.23
4.3.01.03.0003.623279* - CORREIOS	0	41.79	0	41.79
4.3.01.03.0003.623280* - INTERNET	15,792.44	7,896.22	7,896.22	15,792.44
4.3.01.03.0004 - MANUTENCOES	2,442.92	2,508.00	0	4,950.92
4.3.01.03.0004.623287* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	0	2,508.00	0	2,508.00
4.3.01.03.0004.642426* - MANUT DE LICENCA DE USO DE SOFTWARES	2,442.92	0	0	2,442.92
4.3.01.03.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	75,270.52	19,649.78	0	94,920.30
4.3.01.03.0005.623289* - AUDITORIA	52,288.24	14,411.57	0	66,699.81
4.3.01.03.0005.623290* - CONSULTORIA / ASSESSORIAS	22,982.28	5,238.21	0	28,220.49

BALANCETE DAC (31/12/2016)

4.3.01.03.0006 - SERVICOS PESSOA JURIDICA	276,645.94	97,837.44	1,252.37	373,231.01
4.3.01.03.0006.360069* - SERVIÇO DE LAVANDERIA PJ	0	337.85	0	337.85
4.3.01.03.0006.623296* - OUTROS SERVIÇOS DE TERCEIROS PJ	5,102.25	0	0	5,102.25
4.3.01.03.0006.642526* - ANUNCIOS E PUBLICACOES-RADIO/TV/JORNAIS	160,279.87	0	0	160,279.87
4.3.01.03.0006.642626* - DESENVOL. E MANUTENCAO DE SOFTWARE	71,045.97	90,327.49	0	161,373.46
4.3.01.03.0006.704255* - MAO DE OBRA TEMPORARIA	40,217.85	7,172.10	1,252.37	46,137.58
4.3.01.05 - DESPESAS ENTRE PARTES RELACIONADAS	3,257,138.04	405,694.83	239,369.31	3,423,463.56
4.3.01.05.0001 - RATEIO DE DESPESAS (TAC)	2,997,884.90	354,631.45	213,837.62	3,138,678.73
4.3.01.05.0001.701388* - ACORDO DIV. CUSTOS E RATEIO DESPESAS	2,784,047.28	174,503.82	0	2,958,551.10
4.3.01.05.0001.883190* - PROVISAO ACORDO DIV.CUSTOS E RATEIO DESP	213,837.62	180,127.63	213,837.62	180,127.63
4.3.01.05.0005 - RATEIO DE DESPESAS CSC	155,051.56	30,134.96	15,067.48	170,119.04
4.3.01.05.0005.897752* - RATEIO DE DESPESAS CSC	155,051.56	30,134.96	15,067.48	170,119.04
4.3.01.05.0009 - RATEIO DE DESPESAS TI	104,201.58	20,928.42	10,464.21	114,665.79
4.3.01.05.0009.359557* - RATEIO DESPESAS TI	104,201.58	20,928.42	10,464.21	114,665.79
4.3.01.50 - OUTRAS DESPESAS	99,695.59 C	24,271.51	11,514.08	86,938.16 C
4.3.01.50.0002 - OUTRAS DESPESAS OPERACIONAIS	29,777.88	22,907.78	11,514.08	41,171.58
4.3.01.50.0002.623308* - ASSOCIACOES DE CLASSES	74.37	0	0	74.37
4.3.01.50.0002.642386* - EMOLUMENTOS E CARTORIO	729.46	1,192.70	0	1,922.16
4.3.01.50.0002.642546* - EVENTOS E PATROCINIOS	376.34	0	0	376.34
4.3.01.50.0002.648230* - CONFRATERNIZACOES	10,000.00	0	0	10,000.00
4.3.01.50.0002.651006* - OUTRAS DESPESAS ADMINISTRATIVAS	14,737.49	21,715.08	11,514.08	24,938.49
4.3.01.50.0002.690687* - CONDUCAO E ALIMENTACAO EVENTUAIS	3,860.22	0	0	3,860.22
4.3.01.50.0004 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	129,473.47 C	1,363.73	0	128,109.74 C
4.3.01.50.0004.361099* - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	129,473.47 C	1,363.73	0	128,109.74 C
4.3.02 - DESPESAS C/DEPRECIACAO E AMORTIZACAO	4,387.05	400.78	0	4,787.83
4.3.02.01 - DESPESAS C/DEPRECIACAO	4,387.05	400.78	0	4,787.83
4.3.02.01.0001 - DESPESAS C/DEPRECIACAO	4,387.05	400.78	0	4,787.83
4.3.02.01.0001.623317* - MOVEIS E UTENSILIOS	67.65	6.15	0	73.8
4.3.02.01.0001.623320* - EQUIPAMENTOS DE INFORMATICA	4,319.40	394.63	0	4,714.03
4.4 - DESPESAS FINANCEIRAS	26,597,543.10	1,694,503.61	84,485.10	28,207,561.61
4.4.01 - DESPESAS FINANCEIRAS E BANCARIAS	26,597,543.10	1,694,503.61	84,485.10	28,207,561.61
4.4.01.01 - DESPESAS FINANCEIRAS E BANCARIAS	26,597,543.10	1,694,503.61	84,485.10	28,207,561.61
4.4.01.01.0001 - DESPESAS FINANCEIRAS	12,872,108.21	1,231,266.98	371.2	14,103,003.99
4.4.01.01.0001.623329* - JUROS	2,325.76	0	0	2,325.76
4.4.01.01.0001.623330* - MULTAS POR ATRASO DE PAGAMENTO	5,173.18	192.91	0	5,366.09
4.4.01.01.0001.623331* - TARIFAS BANCARIAS	10,335.43	1,637.20	0	11,972.63
4.4.01.01.0001.642686* - JUROS DE FINANCIAMENTOS	11,779,185.05	1,203,842.52	199.4	12,982,828.17
4.4.01.01.0001.673526* - DESCONTOS CONCEDIDOS	537,411.87	0	171.8	537,240.07
4.4.01.01.0001.681475* - COMISSOES BANCARIAS	432,830.02	15,906.68	0	448,736.70
4.4.01.01.0001.904050* - AMORTIZACAO DO CUSTO DE TRANSACAO	104,846.90	9,687.67	0	114,534.57
4.4.01.01.0003 - VARIACOES MONETARIAS E CAMBIAIS	13,691,071.97	463,166.32	84,113.90	14,070,124.39
4.4.01.01.0003.623333* - VARIACOES MONETARIAS	13,691,071.97	463,166.32	84,113.90	14,070,124.39
4.4.01.01.0007 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	1,169.81	5.54	0	1,175.35
4.4.01.01.0007.731540* - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	1,169.81	5.54	0	1,175.35
4.4.01.01.0008 - MULTA SOBRE ATRASO DE PAGAMENTO	22,666.39	64.77	0	22,731.16
4.4.01.01.0008.731541* - MULTA SOBRE ATRASO DE PAGAMENTO	22,666.39	64.77	0	22,731.16
4.4.01.01.0013 - PARTES RELACIONADAS ¿ MUTUO	10,526.72	0	0	10,526.72
4.4.01.01.0013.327523* - CETREL S/A	10,526.72	0	0	10,526.72
4.5 - DESPESAS TRIBUTARIAS	9,408.68	1,959.44	520.95	10,847.17
4.5.01 - TRIBUTOS, TAXAS E CONTRIBUICOES	9,408.68	1,959.44	520.95	10,847.17
4.5.01.01 - TRIBUTOS, TAXAS E CONTRIBUICOES	9,408.68	1,959.44	520.95	10,847.17
4.5.01.01.0002 - ESTADUAIS	8,525.39	0	0	8,525.39
4.5.01.01.0002.623341* - ICMS	8,478.39	0	0	8,478.39

BALANCETE DAC (31/12/2016)

4.5.01.01.0002.623345* - OUTRAS TAXAS	47		0	0		47				
4.5.01.01.0003 - MUNICIPAIS	883.29		1,959.44	520.95		2,321.78				
4.5.01.01.0003.623349* - OUTRAS TAXAS	0		1,959.44	520.95		1,438.49				
4.5.01.01.0003.700772* - ISS	883.29		0	0		883.29				
4.6 - OUTRAS RECEITAS E DESPESAS	312,838.63		0	0		312,838.63				
4.6.01 - GANHO/PERDA NA BAIXA DE ATIVOS	312,838.63		0	0		312,838.63				
4.6.01.01 - GANHO/PERDA NA BAIXA DE ATIVOS	312,838.63		0	0		312,838.63				
4.6.01.01.0001 - MATERIAIS	204,850.91		0	0		204,850.91				
4.6.01.01.0001.623351* - CUSTO DE AQUISICAO	204,850.91		0	0		204,850.91				
4.6.01.01.0003 - IMOBILIZADO	107,987.72		0	0		107,987.72				
4.6.01.01.0003.623354* - RECEITA DE VENDA	1,061.53 C		0	0		1,061.53 C				
4.6.01.01.0003.623355* - CUSTO DE AQUISICAO	109,049.25		0	0		109,049.25				
4.7 - PROVISAO P / IR E CSLL	11,481,122.20		1,232,645.78	407,837.28		12,305,930.70				
4.7.01 - PROVISAO P / IR E CSLL	11,481,122.20		1,232,645.78	407,837.28		12,305,930.70				
4.7.01.02 - PROVISAO PARA IR E CSLL DIFERIDOS	11,481,122.20		1,232,645.78	407,837.28		12,305,930.70				
4.7.01.02.0001 - PROVISAO PARA IR DIFERIDO	8,442,001.61		906,357.19	299,880.35		9,048,478.45				
4.7.01.02.0001.731549* - PROVISAO PARA IR DIFERIDO	8,442,001.61		906,357.19	299,880.35		9,048,478.45				
4.7.01.02.0002 - PROVISAO PARA CSLL DIFERIDO	3,039,120.59		326,288.59	107,956.93		3,257,452.25				
4.7.01.02.0002.731550* - PROVISAO PARA CSLL DIFERIDO	3,039,120.59		326,288.59	107,956.93		3,257,452.25				
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	ATIVO		-297,664,719.74	66,414,372.88	66,224,496.48	-297,854,596.14
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	PASSIVO		275,388,211.95	18,322,691.65	16,911,469.17	273,976,989.47
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	RESULTADO		22,276,507.79	21,575,151.17	23,176,250.05	23,877,606.67
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL GERAL		0	106,312,215.70	106,312,215.70	0
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL DAS CONTAS DE RESULTADO		22,276,507.79	21,575,151.17	23,176,250.05	23,877,606.67

ATTACHMENT 8

Glossary

A

ABL
Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas)
Brazilian Technical Standards Association.

Allocated Codes
serial number (grades or weights) to differentiate the quality features of properties.

Allotment
subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization
systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age
estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset
a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income)
a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property
the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta
a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
the value at which an asset or liability is recognized on the balance sheet.

Building Standard
the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination
union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk
uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

C

CAPEX (Capital Expenditure)
fixed asset investments.

Capitalization
conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model)
model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate
any divisor used to convert economic benefits into value in a single period.

Capital Structure
composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital
cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty
an event that causes financial loss.

Company
commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
physical status of an asset as a result of its maintenance.

Control
power to direct the strategic policy and administrative management of a company.

Control Premium
value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost
the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

Current Value
value replacement with a new value depreciated as a result of the physical state the property is in.

CVM
Securities and Exchange Commission.

D

Damage
damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment
application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue
closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow
discounted cash flow.

D & A
depreciation and amortization.

Dependent Variable
variable to be explained by the independent ones.

Depreciable Value
cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable
variable that assumes only two values.

Direct Production Cost
spending on inputs, including labor, in the production of goods.

Discount for Lack of Control
value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity
value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate
any divisor used to convert a flow of future economic benefits into present value.

Drivers
value drivers or key variables.

E

EBIT (Earnings before Interest and Taxes)
earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
earnings before interest, taxes, preciation and amortization.

Economic Benefits
benefits such as revenue, net profit, net cash flow, etc.

Efficient Use
that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value
estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise
set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
economic value of the company.

Equity Value
economic value of the equity.

Equivalent Construction Area
constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth
numerical result of the division of a lot area by its main projected front.

Expertise
technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell
value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw
anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation
condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float
percentage of outstanding shares on the company's total capital.

Frontage
horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

G

Goodwill
see Premium for Expected Future Profitability.

H

Homogenization
treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area
useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

I

IAS (International Accounting Standards)
principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction
percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
see Impairment losses

Impairment Losses (impairment)
book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
valuation method for converting the present value of expected economic benefits.

Independent Variables
variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost
administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point
atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance
risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value
value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset
identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return
discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS)
standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital
the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property
property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

K

Key Money
amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables
variables that, a priori, and traditionally have been important for the formation of property value.

L

Levered Beta
beta value reflecting the debt in capital structure.

Liability
present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value
value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity
ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data
set of information collected on the market related to a particular property.

Marketing Factor
the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research
set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value
maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple
market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model
hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

O

Operating Assets
assets that are basic to the company's operations.

Operating Lease
that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
an entity that has one or more subsidiaries.

Perpetual Value
value at the end of the projective period to be added on the cash flow.

Point of Sale
intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population
total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill)
future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
the estimated present value of discounted net cash flows in the normal course of business.

Price
the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area
useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property
something of value, subject to use, or that may be the object of a right, which integrates an equity.

Q

Qualitative Variables
variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables
variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

R

Range for Real Estate Valuations
range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity)
return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt)
a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate
market data with features comparable to the property assessed.

Regression Model
the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life
a property's remaining life.

Replacement Cost
a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
a property's reproduction cost less depreciation, considering the state it is in.

Residual Value
value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Sample
set of market data representative of a population.

Scrap Value
market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices
see Assets Approach.

Statistical Inference
part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary
entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
documentation raised and provided by the client on which the report premises are based.

Survey
evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

T

Tangible Asset
physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area
resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

U

Urbanizable Land
land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area
real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life
the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
act or process of determining the value of an asset.

Valuation Methodology
one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk
representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use
value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan
the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

W

WACC (Weighted Average Cost of Capital)
model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

apsis

MAIN SERVICES

apsis
THE VALUE OF GREAT DECISIONS

Business Appraisal

- Compliance with legal standards:
  - The Brazilian Corporate Law (Lei das Sociedades Anônimas)
  - The Accounting Ruling Council (Comitê de Pronunciamento Contábil)
  - The Judicial Reorganization Law
  - Corporate Restructuring
  - Public Share Offering (OPA)
  - BACEN Circular Letter;
  - Carta Circular BACEN
- Economic and financial feasibility analysis;
- Appraisal of intangible assets, biological Assets, Properties for Investment, among others;
- Appraisal for Purchase and Sale purposes;
- Premium Allocation Law # 12,973;
- Intangible Asset appraisals;
- Technical Assistance and Forensic Inspection;
- Pre-PPA in business merging operations; PPA - Purchase Price Allocation.

Fixed Asset Mansgement

- Inventory with tagging (RFID/Bar Code);
- Physical vs. Book Reconciliation;
- Bookkeeping and maintenance integration;
- Bookkeeping registry collection (Component Management);
- Fixed Asset Appraisal for various purposes;
- Accounting Requirements (IFRS/CPC/CFC);
- Asset allocation equity control during project execution;
- Equity Outsourcing;
- Specialized Projects / Services for the Telecommunications, Energy and Broadcasting Segments.

Sustainability

- Basic Environmental Plan (PBA);
- Environmental expert inspection and Due Diligences;
- Environmental appraisals to meet Ecuador Principles;
- Mine Shutdown Plan;
- Industrial Plant Decommissioning Plans;
- Environmental Projects and Plans for specific purposes;
- ISC (Corporate Sustainability Index).

Corporate Transactions

- Mergers & Acquisitions (M&A's);
- Full or partial sales;
- *Fundraising from Private Equity funds;*
- Strategic growth advisory through the "M&A - Buy-Side" scope;
- *Joint Ventures;*
- Strategic alliances;
- Financial restructuring;
- *Finance and real estate: purchase, sale, sale & lease back and build to suit.*

Real Estate Consultancy

- Study of project economic and financial feasibility;
- Highest & best use study for potential properties;
- **Real Estate Management System - Cubus;**
- Financial lifespan, residual value, and replacement value;
- Real estate portfolio profitability analysis;
- *Lease vs. buy and stay vs. go analysis;*
- Forensic Inspection;
- Execution of projects dedicated to values blueprint review for cities/municipalities;
- Appraisals for various purposes: Insurance, Bank Guarantees/Dation in Payment, Purchase and Sale Value;
- Contract renegotiation and revenue portfolio management;
- Construction Inspection and Measurements;
- *Site Hunter.*

Corporate Governance

- Consultancy in corporate governance for the alignment with the best practices;
- Implementation of governance bodies through board of directors and consulting board, including recruitment and selection of independent members;
- Corporate governance preparation to structure long-term debt (BNDES) and/or Mergers & Acquisitions (M&A);
- Consultancy for Board Secretariat structuring;
- Strategic restructuring of active boards.

FOR OVER 37 YEARS

Value is what moves the world and determining precisely 'how much it is worth' is our business. Apsis is a consulting firm driven by the constant motivation of understanding the value of things. How much are your company, your property, or your business intangible assets worth.

OUR CLIENTS

Algar
Aliansce Shopping Centers
ALL - América Latina Logística
Ambev
Andrade Gutierrez
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